As filed with the Securities and Exchange Commission on December 23, 2008

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

FRIENDFINDER NETWORKS INC.

(Exact name of registrant as specified in its charter)

Nevada	7370	13-3750988
(State or other jurisdiction of	(Primary standard industrial	(I.R.S. Employer
incorporation or organization)	classification code number)	Identification No.)

6800 Broken Sound Parkway
Boca Raton, Florida 33487
(561) 912-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Marc H. Bell
Chief Executive Officer
6800 Broken Sound Parkway
Boca Raton, Florida 33487
(561) 912-7000
(Name, address, including zip code, and telephone number, including area code of agent for service)

Copies to:

Bruce S. Mendelsohn, Esq. Akin Gump Strauss Hauer & Feld LLP One Bryant Park New York, New York 10036 Telephone (212) 872-1000 Facsimile: (212) 872-1002	Richard B. Aftanas, Esq. Richard A. Ely, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Telephone (212) 735-3000 Facsimile: (212) 735-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

Indicate by a check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer	[ ]	Accelerated filer	[ ]
Non accelerated filer	[X]	Smaller Reporting Company	[ ]
(Do not check if smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common Stock, $0.001 par value per share	$460,000,000	$18,078

(1)	Includes shares of common stock issuable upon exercise of underwriters’ over-allotment option.

(2)	In accordance with Rule 457(o) under the Securities Act, the number of shares being registered and the proposed maximum offering price per share are not included in this table.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED DECEMBER 23, 2008

PRELIMINARY PROSPECTUS

Shares

Common Stock

This is an initial public offering of          shares of our common stock. All of the shares to be sold in the offering are being sold by us.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $       and $      . We intend to apply to have our common stock listed on the New York Stock Exchange under the symbol “FFN.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us	$	$

We have granted the underwriters a 30-day option to purchase up to an additional        shares of common stock from us at the initial public offering price less the underwriting discount, solely to cover over-allotments.

The underwriters expect to deliver the shares to investors in this offering in New York, New York on or about                         , 2009.

Renaissance Capital

                        , 2009

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

You may rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Under no circumstances should the delivery to you of this prospectus or any sale made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

i

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and consolidated financial statements included elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. You should carefully read the entire prospectus, including the “Risk Factors” and our consolidated financial statements and the notes to those statements, before making an investment decision. All references to “we,” “us,” “our,” or “our company” refer to FriendFinder Networks Inc. and, where appropriate, our consolidated direct and indirect subsidiaries. References to our “common stock” refer only to our $0.01 par value per share common stock and does not include our Series B common stock or our preferred stock. References to our “articles of incorporation,” “articles” or “charter” refer to our articles of incorporation as modified by the amendments we intend to effectuate prior to the consummation of this offering, which amendments include, among other things, (i) an increase in the authorized number of shares of preferred stock issuable by us by 200,000,000 shares, and (ii) a change in the par value of our authorized capital stock, including all classes and series of common and preferred stock, from $0.01 par value per share to $0.001 par value per share. References to our “bylaws” refer to the amended and restated bylaws we intend to effectuate prior to the consummation of this offering. For your convenience, we have included a glossary beginning on page G-1 of selected commonly referred to terms. Registered trademarks referred to in this prospectus are the property of their respective owners.

About Our Company

We are a leading internet-based social networking and multimedia entertainment company operating several of the most heavily visited social networking websites in the world. Through our extensive network of websites, since our inception, we have built a base of over 270 million members in approximately 170 countries offering a wide variety of online services so that our members can interact with each other and access the content available on our websites. Our websites are intended to appeal to members of diverse cultures and interest groups and include social networking, live interactive video and premium content websites. Our most heavily visited social networking and entertainment websites include AdultFriendFinder.com, Amigos.com, AsiaFriendFinder.com, Cams.com, FriendFinder.com, BigChurch.com and SeniorFriendFinder.com. Our revenue to date has been primarily derived from subscription and paid-usage adult-oriented products and services. We believe that our broad and diverse membership base also represents a valuable asset that will provide opportunities for us to offer targeted online advertising to specific demographic groups. In addition to our online products and services, we also produce and distribute original pictorial and video content, license the globally-recognized Penthouse brand to a variety of consumer product companies and entertainment venues and publish branded men’s lifestyle magazines. For the nine months ended September 30, 2008, our net revenue, operating income and earnings before deducting net interest expense, income taxes, depreciation and amortization, or EBITDA, were $262.4 million, $36.1 million and $66.6 million, respectively, as pro forma adjusted for an $18.5 million non-recurring reduction in net revenue due to purchase accounting that required the deferred revenue to be recorded at fair value on the date of acquisition, to a deferred revenue liability at the date of acquisition of Various, Inc., or Various, and our net loss was $32.3 million unadjusted for this purchase accounting. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We categorize our users into four categories: visitors, members, subscribers and paid users and focus on the following key business metrics to evaluate the effectiveness of our operating strategies.

•	Visitors. Visitors are users who visit our websites but do not necessarily register. Visitors come to our websites through a number of channels, including by being directed from affiliate websites, keyword searches through standard search engines and by word of mouth. We believe we achieve large numbers of unique visitors because of our focus on continuously enhancing the user experience and expanding the breadth of our services. For the nine months ended September 30, 2008, we averaged over 59 million unique worldwide visitors per month according to comScore.

•	Members. Members are users who complete a free registration form on one of our websites by giving basic identification information and submitting their e-mail address. Members are able to complete their personal profile and access our searchable database of members but do not have the same full access rights as subscribers. For the nine months ended September 30, 2008, we averaged more than four million new member registrations on our websites each month.

•	Subscribers. Subscribers are members who purchase daily, three-day, weekly, monthly, quarterly, annual or lifetime subscriptions for one or more of our websites. Subscribers have full access to our websites and may access special features including premium content. For the nine months ended September 30, 2008, we averaged over one million paying subscribers each month from whom we derived 77.2% of our internet revenue.

•	Paid Users. Paid users are members who purchase products or services on a paid-by-usage basis. For the nine months ended September 30, 2008, we averaged approximately 1,715,845 paid minutes each month and derived 19.6% of our internet revenue from paid users.

•	Average Monthly Net Revenue per Subscriber. Average revenue per subscriber, or ARPU, is calculated by dividing net revenue for the period by the average number of subscribers in the period. For the nine months ended September 30, 2008, our average monthly net revenue per subscriber was approximately $19.06.

•	Churn. Churn is calculated by dividing terminations of subscriptions during the period by the total number of subscribers at the beginning of that period. Our average monthly churn rate, which measures the rate of loss of subscribers, has decreased from approximately 19.6% per month for the year ended December 31, 2007 to approximately 18.0% for the nine months ended September 30, 2008.

•	Marketing Affiliates. Our marketing affiliates are companies that operate websites that market our services on their websites. These affiliates direct visitor traffic to our websites by using our technology to place banners or links on their websites to one or more of our websites. As of September 30, 2008, we had over 110,000 participants in our marketing affiliate program from which we derive a substantial portion of our new members and approximately 44% of our revenue. For the nine months ended September 30, 2008, we made payments to marketing affiliates of over $46.4 million.

Our Competitive Strengths

We believe that we have the following competitive strengths that we can leverage to implement our strategy:

•	Paid Subscriber-Based Social Networking Model. Our paid subscriber-based model of social networking websites that allow our users to make connections with other members with whom they share common interests, for which we receive a subscription fee, is distinctly different from other social networking websites whose users can access the websites for free to remain connected to their pre-existing friends and interest groups.

•	Large and Diverse Membership Base Attractive to Members. We operate some of the most heavily visited social networking websites in the world, currently adding on average more than four million new members each month, which represents a substantial barrier to entry for potential competitors.

•	Large and Difficult to Replicate Affiliate Network. Our marketing affiliate program with over 110,000 participants allows us to market our brand beyond our established users by collaborating with other companies who market our services on their websites. We believe that the difficulty in building an affiliate network of this large size presents a significant barrier to entry for potential competitors.

•	Proprietary and Scalable Technology Platform and Business Model. We have developed a robust, highly scalable technology platform over the last ten years that allows us to add new features and launch additional websites at a relatively low incremental cost.

•	Brand Recognition and Compelling Adult Content. The strength and wide recognition of our AdultFriendFinder, FriendFinder and Penthouse brands provides us with a competitive advantage. Due to our ability to offer a wide variety of both member-generated and professionally-produced content, we believe our websites appeal to adult internet users worldwide.

•	Proven Management Team with Experience in Integrating Companies. Our management team has a broad range of experience in the internet and entertainment industries and a proven track record of identifying potential target companies, executing transactions and integrating the acquired companies.

Our Strategy

As one of the world’s leading internet-based social networking and multimedia entertainment companies, our goal is to enhance revenue opportunities while improving our profitability. We plan to achieve these goals using the following strategies:

•	Increase Conversion of Members to Subscribers. We continually seek to improve the websites we operate with the goal of encouraging visitors to become members and members to become subscribers by constantly evaluating, adding and enhancing features on our websites to improve our members’ experience.

•	Generate Advertising Revenue. To date, advertising revenue has represented less than 1% of our revenue, averaging approximately $152,356 per month in the nine months ended September 30, 2008. We believe that our large social networking membership base represents a significant advertising opportunity. We believe we will be able to offer advertisers an opportunity to achieve superior results with advertisements that are well-targeted to their preferred demographic and interest groups.

•	Penetrate New Communities of Interest and Monetize Current Foreign Markets. We are constantly seeking to identify groups of sufficient size who share a common interest in order to create an online website intended to appeal to their interests. Our technology provides us with a scalable, low-cost capacity to quickly create and launch additional websites without substantial additional capital investment and our extensive membership database serves as an existing list of users who could potentially be members of new websites we create. Additionally, we seek to expand in selected geographic markets, including southeast Europe, South America and Asia, and as credit cards and other payment mechanisms become more accessible in selected geographic markets, we expect our revenue to grow.

•	Pursue Targeted Acquisitions. We believe there is a significant opportunity to expand our business by acquiring and integrating additional social networking websites, owners, creators and distributors of content and payment processing and advertising businesses.

Our executive offices are located at 6800 Broken Sound Parkway, Boca Raton, Florida 33487 and our telephone number is (561) 912-7000. Our website address is www.ffn.com. The information contained in, or accessible through, our website is not part of this prospectus.

THE OFFERING

Common stock offered by us	shares
Common stock outstanding before this offering (as of September 30, 2008)	104,956,481 shares
Common stock to be outstanding after this offering	shares
Dividend policy	We do not anticipate paying cash dividends for the foreseeable future.
Over-allotment option	We have granted the underwriters an option to purchase up to additional shares of our common stock at the public offering price to cover any over-allotment.
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $       , assuming an initial offering price of $       per share of common stock, the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds to redeem our outstanding debt as further described under “Use of Proceeds.” The balance of the net proceeds will be used for working capital and general corporate purposes.

Risk factors
You should read the section captioned “Risk Factors” beginning on page 8 for a discussion of factors you should consider carefully before deciding whether to purchase shares of our common stock. Our independent registered public accounting firm has issued an opinion expressing substantial doubt about our ability to continue as a going concern. If we are unable to continue as a going concern, you may lose your entire investment.

Proposed New York Stock Exchange symbol	“FFN”

Unless the context requires otherwise, the number of shares of our common stock outstanding after this offering is based on the number of shares outstanding as of September 30, 2008 and includes:

•	shares of common stock issuable upon the conversion of the 6% subordinated convertible notes, or the Subordinated Convertible Notes, issued by Interactive Network, Inc., or INI, a wholly-owned subsidiary which we organized in connection with our December 2007 acquisition of Various (assuming the maximum conversion of 17% of the fully diluted equity of FriendFinder Networks Inc. based upon the midpoint of the range set forth on the cover of this prospectus);

•	35,334,011 shares of common stock issuable upon the conversion of Series A convertible preferred stock outstanding as of September 30, 2008;

•	168,897,005 shares of common stock issuable upon the conversion of Series B convertible preferred stock outstanding as of September 30, 2008;

•	36,796,500 shares of common stock issuable upon the exchange of Series B common stock outstanding as of September 30, 2008; and

•	142,733,364 shares of common stock underlying outstanding warrants to purchase our common stock at $0.00001 per share, which if not exercised, will expire upon the closing of this offering;

but excludes:

•	26,879,946 shares of common stock issuable upon the exercise of options available for future issuance under our stock option plan, or our 2008 Stock Option Plan; and

•	shares of common stock the underwriters may purchase upon the exercise of the underwriters’ over-allotment option.

Summary Consolidated Financial Information

The following summary historical financial data should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the audited consolidated financial statements and unaudited condensed consolidated financial statements and notes thereto included elsewhere in this prospectus. We derived the statement of operations data for the years ended December 31, 2007, 2006 and 2005 and the consolidated balance sheet data as of December 31, 2007 and 2006 from the audited consolidated financial statements included elsewhere in this prospectus. In their report dated December 22, 2008, which is also included in this prospectus, our independent registered public accounting firm stated that events of default have occurred under certain of our debt agreements allowing noteholders to demand payment of our 2005 Notes and 2006 Notes and our subsidiary’s First Lien Senior Secured Notes, Second Lien Subordinated Secured Notes and Subordinated Convertible Notes (each as defined herein) and that these conditions raise substantial doubt about our ability to continue as a going concern. We derived the consolidated balance sheet data as of December 31, 2005 from our audited consolidated financial statements that are not included in this prospectus. We derived the summary financial data as of September 30, 2008 and for each of the nine-month periods ended September 30, 2008 and 2007 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We prepared the unaudited information on a basis consistent with that used in preparing our audited consolidated financial statements, and it includes all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of the financial position and results of operations for the unaudited periods. Results for the nine-month period ended September 30, 2008 are not necessarily indicative of results that may be expected for our full year performance or any future period.

In December 2007, we acquired Various for approximately $401.0 million which was paid in cash and notes together with related warrants. Our statement of operations for the nine months ended September 30, 2008 includes the results of operations of Various and our statement of operations for the year ended December 31, 2007 includes 25 days of results of operations from Various after giving effect to certain purchase accounting adjustments. Our statement of operations for the nine months ended September 30, 2007 and for the years ended December 31, 2006 and 2005 does not include the results of operations of Various.

	FriendFinder Networks Inc. Consolidated Data
	Nine Months Ended September 30,		Year Ended December 31,
	2008(1)	2007	2007(1)	2006	2005
	(unaudited)
	(in thousands, except share and per share data)
Statements of Operations and Per Share Data:
Net revenue	$243,887	$26,669	$48,073	$29,965	$31,040
Cost of net revenue	73,285	12,799	23,330	15,927	14,336
Gross profit	170,602	13,870	24,743	14,038	16,704
Operating expenses
Product development	10,120	—	1,002	—	—
Selling and marketing	46,045	3,335	7,595	1,430	1,552
General and administrative	66,344	14,495	24,466	24,354	24,108
Depreciation & amortization	30,492	2,508	5,091	3,322	3,062
Impairment of goodwill	—	—	925	22,824	—
Impairment of other intangible assets	—	—	5,131	—	—
Total operating expenses:	153,001	20,338	44,210	51,930	28,722
Operating income (loss)	17,601	(6,468)	(19,467)	(37,892)	(12,018)
Interest and other expense, net	59,920	8,356	16,880	12,049	4,854
Loss before income tax benefit	(42,319)	(14,824)	(36,347)	(49,941)	(16,872)
Income tax benefit	9,977	—	6,430	—	—
Net loss	$(32,342)	$(14,824)	$(29,917)	$(49,941)	$(16,872)
Net loss per common share — basic and diluted(2)	$(0.12)	$(0.12)	$(0.23)	$(0.45)	$(0.16)
Weighted average common shares outstanding — basic and diluted(2)	274,706	121,714	132,193	111,088	105,013

	FriendFinder Networks Inc. Consolidated Data
	As of September 30,		As of December 31,
	2008(1)	2007	2007(1)	2006	2005
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data (at period end):
Cash, restricted cash and equivalents	$35,355	$249	$23,722	$2,998	$12,443
Total assets	646,598	66,485	649,868	70,770	99,685
Long-term debt classified as current due to events of default, net of unamortized discount(3)	411,019	—	417,310	—	—
Long-term debt	35,379	67,252	35,379	63,166	54,126
Deferred revenue	48,393	5,255	27,214	6,974	5,535
Total liabilities	691,059	98,601	661,987	91,516	80,523
Convertible preferred stock	2,042	353	2,042	353	252
Accumulated deficit	(131,043)	(83,608)	(98,701)	(68,784)	(18,843)
Total stockholders’ (deficiency) equity	(44,461)	(32,116)	(12,119)	(20,746)	19,162
Other Data:
Net cash provided by (used in) operating activities	$51,297	$(5,826)	$4,744	$(16,600)	$(9,866)
Net cash (used in) provided by investing activities	(8,113)	(377)	(149,322)	(3,414)	(4,393)
Net cash provided by (used in) financing activities	(15,210)	3,454	148,961	10,569	25,629
EBITDA(4)	$48,127	$(4,741)	$(15,303)	$(38,701)	$(7,997)

(1)	Net revenue for the nine months ended September 30, 2008 and the year ended December 31, 2007 does not reflect $18.5 million and $8.5 million, respectively, due to a non-recurring purchase accounting adjustment that required the deferred revenue at the date of the acquisition of Various to be recorded at fair value.

(2)	Basic and diluted loss per share is based on the weighted average number of shares of common stock outstanding and Series B common stock and including shares underlying common stock purchase warrants which are exerciseable at the nominal price of $0.00001 per share. For information regarding the computation of per share amounts, refer to Note B.24 of our December 31, 2007 consolidated financial statements included elsewhere in this prospectus.

(3)	Excludes $10,324 at September 30, 2008 of required principal amortization of First Lien Senior Secured Notes due by February 15, 2009, which is classified as a current portion of long-term debt.

(4)	The financial and operating data below set out supplementary information that we believe is useful for investors in evaluating our underlying operations. The following table reconciles our net income (loss) to EBITDA. EBITDA is defined as earnings (loss) before deducting net interest expense, income taxes, depreciation and amortization. EBITDA is a key measurement metric used to measure the operating performance of our internet and entertainment segments. EBITDA is also a metric used for determining performance-based compensation of our executive officers. Although EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles, or GAAP, management believes that it is useful to an investor in evaluating our underlying operations because it is a widely used measure to evaluate a company’s operating performance.

	FriendFinder Networks Inc. Consolidated Data(a)
	Nine Months Ended September 30,		Year Ended December 31,
	2008	2007	2007	2006	2005
	(unaudited)
	(in thousands)
Net loss	$(32,342)	$(14,824)	$(29,917)	$(49,941)	$(16,872)
Add: Interest expense, net	59,954	7,575	15,953	7,918	5,813
Less: Income tax benefit	(9,977)	—	(6,430)	—	—
Add: Depreciation and amortization	30,492	2,508	5,091	3,322	3,062
EBITDA	$48,127	$(4,741)	$(15,303)	$(38,701)	$(7,997)

(a)	Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of certain business acquisitions.

The non-financial operating data below includes the results of Various for all periods presented.

	Non-Financial Operating Data
		Year Ended December 31,(4)
	Nine Months Ended September 30, 2008	2007	2006	2005
FriendFinder Historical Operating Data:
Adult Social Networking Websites
Subscribers (as of the end of the period)	946,598	919,146	906,641	864,358
Churn(1)	17.8%	19.3%	21.7%	24.3%
ARPU(2)	$19.31	$20.13	$20.39	$18.94
General Audience Social Networking Websites
Subscribers (as of the end of the period)	78,501	85,662	96,037	95,387
Churn(1)	19.7%	22.2%	27.1%	24.7%
ARPU(2)	$16.28	$17.20	$18.06	$14.94
Live Interactive Video Websites
Average Revenue Per Minute	$2.86	$3.07	n/a	n/a
Cams — Minutes(3)	15,422,605	20,613,825	n/a	n/a

(1)	Churn is calculated by dividing terminations of subscriptions during the period by the total number of subscribers at the beginning of that period.

(2)	ARPU is calculated by dividing net revenue for the period by the average number of subscribers in the period.

(3)	Users purchase minutes in advance of their use and draw down on the available funds as the minutes are used.

(4)	Derived from historical information of Various.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus. If any of the events anticipated by the risks described below occur, our results of operations and financial condition could be adversely affected, which could result in a decline in the value of our common stock, causing you to lose all or part of your investment.

Risks Related to our Business

We face significant competition from other social networking, internet personals and adult-oriented websites.

Our general audience social networking and personals websites face significant competition from other social networking websites such as MySpace.com, Facebook.com and Friendster.com, as well as companies providing online personals services such as Match.com, L.L.C., Yahoo!Personals, a website owned and operated by Yahoo! Inc., eHarmony, Inc., Lavalife Corp., Plentyoffish Media Inc. and Spark Networks Limited websites, including jdate.com, americansingles.com and relationships.com. Other social networking websites have significantly higher numbers of worldwide unique users than our general audience websites do. According to comScore, in October 2008, Facebook.com and MySpace.com had approximately 182 million and 127 million worldwide unique users compared to FriendFinder.com’s 60 million worldwide unique users. In addition, the number of unique users on our general audience social networking and personals websites has decreased and may continue to decrease. Our adult-oriented websites face competition for visitors from other websites offering free adult-oriented content. We face competition from companies offering adult-oriented internet personals websites such as Cytek Ltd., the operator of SexSearch.com and Fling Incorporated and we compete with many adult-oriented and live interactive video websites, such as Playboy.com and LiveJasmin.com.

Some of our competitors may have significantly greater financial, marketing and other resources than we do. Our competitors may undertake more far-reaching marketing campaigns, including print and television advertisements, and adopt more aggressive pricing policies that may allow them to build larger member and subscriber bases than ours. Our competitors may also develop products or services that are equal or superior to our products and services or that achieve greater market acceptance than our products and services. Additionally, some of our competitors are not subject to the same regulatory restrictions that we are, including those imposed by our settlement with the Federal Trade Commission over the use of sexually explicit advertising. See “—We may be held secondarily liable for the actions of our affiliates, which could result in fines or other penalties that could harm our reputation, financial condition and business.” These activities could attract members and paying subscribers away from our websites, reduce our market share and adversely affect our results of operations.

We heavily rely on our affiliate network to generate traffic to our websites. If we lose affiliates, our business could experience a substantial loss of traffic, which could harm our ability to generate revenue.

Our affiliate network generated approximately 44% of our revenue as of September 30, 2008 from visitor traffic to our websites. We generally pay referring affiliates commissions based on the amount of revenue generated by the traffic they deliver to our websites.

If other websites, including our competitors, were to offer higher paying affiliate programs, we could lose some of our affiliates unless we increased the commission rates we paid under our marketing affiliate program. In addition, our affiliates must comply with the terms of our December 2007 settlement with the Federal Trade Commission, which could deter affiliates from participating in our affiliate network or force us to terminate such affiliates if they violate such settlement. See “—We may be held secondarily liable for the actions of our affiliates, which could result in fines or other penalties that could adversely affect our reputation, financial condition and business.” Our affiliates arrangements can be terminated immediately by us or our affiliates for any reason. Typically, we do not have exclusivity arrangements with our affiliates, and some of our affiliates may also be affiliates for our competitors. Any increase in the commission rates we pay our affiliates would result in higher cost of revenue and could negatively impact our results of operations. Finally, we could lose affiliates if their internal policies are revised to prohibit entering into business contracts with companies like ours that provide adult material. The loss of affiliates providing significant traffic and visitors to our websites could harm our ability to generate revenue.

We have never generated significant revenue from internet advertising and may not be able to in the future.

We believe that we may have an opportunity to shift some of our websites with lower subscription penetration to an advertising-based revenue model, as well as to provide selected targeted advertising on our subscriber focused websites. Our ability to generate significant advertising revenue will depend upon several factors, including, among others, the following:

•	our ability to maintain a large, demographically attractive member and subscriber base for our websites;

•	our ability to offer attractive advertising rates;

•	our ability to attract advertisers; and

•	our ability to provide effective advertising delivery and measurement systems.

If companies perceive our websites to be a limited or ineffective advertising medium, they will be less likely to advertise with us. In addition, if the users of social networking websites are found to be unresponsive to advertisements placed on such websites, companies may be deterred from advertising with us.

Our advertising revenue will also be dependent on the level of spending by advertisers, which is impacted by a number of factors beyond our control, including general economic conditions, changes in consumer purchasing and viewing habits and changes in the retail sales environment.

Our strategy to grow our advertising revenue is also dependent on the continued development of the internet as an advertising medium. If the market for internet-based advertising does not continue to develop or develops more slowly than expected, or if social networking websites are deemed to be a poor medium on which to advertise, our plan to use internet advertising revenue as a means of revenue growth may not succeed.

Additionally, filter software programs that limit or prevent advertising from being delivered to an internet user’s computer are becoming increasingly effective and easy to use, making the success of implementing an advertising medium increasingly difficult. Widespread adoption of this type of software could harm the commercial viability of internet-based advertising and, as a result, hinder our ability to grow our advertising-based revenue.

If we engaged in the internet advertising business and we failed to compete effectively against other internet advertising companies, we could lose customers or advertising inventory and our business and results of operations could be adversely affected.

The market for internet advertising and related services is intensely competitive and is characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions, and changing client demands. Our existing competitors, as well as potential new competitors, may have significantly greater financial, technical and marketing resources than we do. Our competitors may be able to undertake more extensive marketing campaigns, adopt aggressive advertising pricing policies and devote substantially more resources to attracting advertising customers. In addition, the introduction by others of new advertising services embodying new technologies and the emergence of new industry standards and practices could render our services obsolete and unmarketable or require unanticipated technology investments. Our failure to adapt successfully to these changes could result in price reductions for advertising space, reduced margins and loss of our market share, which could adversely affect our business and results of operations.

Competition for advertising placements among current and future suppliers of internet navigational and informational services, high-traffic websites and internet service providers, or ISPs, as well as competition with non-internet media for advertising placements, could result in significant price competition, declining margins and/or reductions in advertising revenue. In addition, as we continue to expand the scope of our internet services, we may compete with a greater number of internet publishers and other media companies across an increasing range of different internet services, including in focused markets where competitors may have advantages in expertise, brand recognition and other areas. If existing or future competitors develop or offer services that provide significant performance, price, creative or other advantages over those offered by us, our business, results of operations and financial condition would be negatively affected. We would also compete with traditional advertising media, such as direct mail, television, radio, cable, and print, for a share of advertisers’ total advertising budgets. Many potential competitors would enjoy competitive advantages over us, such as longer operating histories, greater name recognition, larger customer bases, greater access to advertising space on high-traffic websites, and significantly greater financial, technical and marketing resources. As a result, we may not be able to compete successfully.

Our business depends on strong brands, and if we are not able to maintain and enhance our brands, our ability to expand our base of users, advertisers and affiliates will be impaired and our business and operating results could be harmed.

We believe that the brand recognition that we have developed has significantly contributed to the success of our business. We also believe that maintaining and enhancing the “FriendFinder,” “AdultFriendFinder” and “Penthouse” brands is critical to expanding our base of users, advertisers and affiliates. Maintaining and enhancing our brands’ profiles may require us to make substantial investments and these investments may not be successful. If we fail to promote and maintain the “FriendFinder,” “AdultFriendFinder” and “Penthouse” brands’ profiles, or if we incur excessive expenses in this effort, our business and operating results could be harmed. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brands’ profiles may become increasingly difficult and expensive. Maintaining and enhancing our brands will depend largely on our ability to be a technology leader and to continue to provide attractive products and services, which we may not do successfully.

People have in the past expressed, and may in the future express, concerns over certain aspects of our products. For example, people have raised privacy concerns relating to the ability of our members to post pictures, videos and other information on our websites. Aspects of our future products may raise similar public concerns. Publicity regarding such concerns could harm our brands. Further, if we fail to maintain high standards for product quality, or if we fail to maintain high ethical, social and legal standards for all of our operations and activities, our reputation could be jeopardized.

In addition, affiliates and other third parties may take actions that could impair the value of our brands. We are aware that third parties, from time to time, use “FriendFinder,” “AdultFriendFinder” and “Penthouse” and similar variations in their domain names without our approval, and our brands may be harmed if users and advertisers associate these domains with us.

Our business, financial condition and results of operations may be adversely affected by unfavorable economic and market conditions.

Changes in global economic conditions could adversely affect the profitability of our business. Economic conditions worldwide have from time to time contributed to slowdowns in the technology industry, as well as in the specific segments and markets in which we operate, resulting in reduced demand and increased price competition for our products and services. Our operating results in one or more geographic regions may also be affected by uncertain or changing economic conditions within that region, such as the challenges that are currently affecting economic conditions in the United States and abroad. If economic and market conditions in the United States or other key markets, remain unfavorable or persist, spread or deteriorate further, we may experience an adverse impact on our business, financial condition and results of operation. If our entertainment segment continues to be adversely affected by these economic conditions, we may be required to take an impairment charge with respect to these assets. In addition, the current or future tightening of credit in financial markets could result in a decrease in demand for our products and services. The demand for entertainment and leisure activities tends to be highly sensitive to consumers’ disposable incomes, and thus a decline in general economic conditions may lead to our members and potential new subscribers having less discretionary income to spend. This could lead to a reduction in our revenue and have a material adverse effect on our operating results. Accordingly, this economic downturn in the U.S. and other countries may hurt our financial performance. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions and the effects they may have on our business and financial condition and results of operations.

Continued imposition of tighter processing restrictions by credit card processing companies and acquiring banks would make it more difficult to generate revenue from our websites.

We rely on third parties to provide credit card processing services allowing us to accept credit card payments from our users. Our business could be disrupted if these companies become unwilling or unable to provide these services to us. We are also subject to the operating rules, certification requirements and rules governing electronic funds transfers imposed by the payment card industry seeking to protect credit cards issuers, which could change or be reinterpreted to make it difficult or impossible for us to comply with such rules or requirements. If we fail to comply, we may be subject to fines and higher transaction fees and lose our ability to accept credit card payments from our customers, and our business and operating results would be adversely affected. Our ability to accept credit cards as a form of payment for our online products and services could also be restricted or denied for a number of other reasons, including but not limited to:

•	if we experience excessive chargebacks and/or credits;

•	if we experience excessive fraud ratios;

•	if there is an adverse change in policy of the acquiring banks and/or card associations with respect to the processing of credit card charges for adult-related content;

•	an increase in the number of European and U.S. banks that will not accept accounts selling adult-related content;

•	if there is a breach of our security resulting in the theft of credit card data;

•	continued tightening of credit card association chargeback regulations in international commerce; and

•	association requirements for new technologies that consumers are less likely to use.

In May 2000, American Express instituted a policy of not processing credit card transactions for online, adult-oriented content and terminated all of its adult website merchant accounts. If other credit card processing companies were to implement a similar policy, it would have a material adverse effect on our business operations and financial condition.

Our ability to keep pace with technological developments is uncertain.

Our failure to respond in a timely and effective manner to new and evolving technologies could harm our business, financial condition and operating results. The internet industry is characterized by rapidly changing technology, evolving industry standards, changes in consumer needs and frequent new service and product introductions. Our business, financial condition and operating results will depend, in part, on our ability to develop the technical expertise to address these rapid changes and to use leading technologies effectively. We may experience difficulties that could delay or prevent the successful development, introduction or implementation of new features or services.

Further, if the new technologies on which we intend to focus our investments fail to achieve acceptance in the marketplace or our technology does not work and requires significant cost to replace or fix, our competitive position could be adversely affected, which could cause a reduction in our revenue and earnings. For example, our competitors could be the first to obtain proprietary technologies that are perceived by the market as being superior. Further, after incurring substantial costs, one or more of the technologies under development could become obsolete prior to its introduction.

To access technologies and provide products that are necessary for us to remain competitive, we may make future acquisitions and investments and may enter into strategic partnerships with other companies. Such investments may require a commitment of significant capital and human and other resources. The value of such acquisitions, investments and partnerships and the technology accessed may be highly speculative. Arrangements with third parties can lead to contractual and other disputes and dependence on the development and delivery of necessary technology on third parties that we may not be able to control or influence. These relationships may commit us to technologies that are rendered obsolete by other developments or preclude the pursuit of other technologies which may prove to be superior.

We may be held secondarily liable for the actions of our affiliates, which could result in fines or other penalties that could adversely affect our reputation, financial condition and business.

Under the terms of our December 2007 settlement with the Federal Trade Commission, we have agreed not to display sexually explicit online advertisements to consumers who are not seeking out sexually explicit content, and we require that members of our marketing affiliate network affirmatively agree to abide by this restriction as part of our affiliate registration process. We have also agreed to end our relationship with any affiliate that fails to comply with this restriction. Notwithstanding these measures, should any affiliate fail to comply with the restriction and display sexually explicit advertisements relating to our adult-oriented websites to any consumer not seeking adult content, we may be held liable for the actions of such affiliate and subjected to fines and other penalties that could adversely affect our reputation, financial condition and business.

Our financial statements include an explanatory paragraph concerning conditions that raise substantial doubt about our ability to continue as a going concern, and there is no guarantee that we will be able to continue to operate our business or generate revenue.

Our ability to continue as a going concern is dependent on our ability to raise additional capital, including from this offering. As of September 30, 2008, our balance sheet had approximately $43.3 million in cash and restricted cash and $420.1 million in short-term debt, net of unamortized discount, $411.0 million of which had been reclassified from long-term debt, due to our failure to comply with certain covenants and restrictions in the agreements governing our 2005 Notes and 2006 Notes and our subsidiary’s First Lien Senior Secured Notes, Second Lien Subordinated Secured Notes and Subordinated Convertible Notes and for which waivers had not been obtained. We have unsuccessfully sought to obtain waivers from all of our noteholders, except such waivers that have been obtained from Messrs. Bell and Staton in connection with the Subordinated Term Loan Notes, for our failure to comply with certain covenants and restrictions contained in these agreements. If we are unable to cure such defaults and/or obtain waivers, we could trigger the acceleration of payment provisions in such agreements which would require us to immediately repay up to approximately $466.0 million to our noteholders. We do not currently have sufficient cash to repay this indebtedness if our debt is accelerated and if the noteholders instituted foreclosure proceedings against our assets, the proceeds of the assets could be insufficient to repay such indebtedness in full. Under these circumstances, we may be unable to continue operating as a going concern.

In their report dated December 22, 2008, which is also included in this prospectus, our independent registered public accounting firm stated that events of default have occurred under certain of our debt agreements allowing noteholders to demand payment of our 2005 Notes and 2006 Notes, and our subsidiary’s First Lien Senior Secured Notes, Second Lien Subordinated Secured Notes and Subordinated Convertible Notes and that these conditions raise substantial doubt about our ability to continue as a going concern. If the proceeds from the initial public offering are inadequate to repay our existing debt and/or we have not been successful in obtaining waivers from our noteholders, we may also receive a going concern modification on our 2008 financial statements. If doubts are raised about our ability to continue as a going concern following this offering, our stock price could drop and our ability to raise additional funds may be adversely affected. Any of these outcomes would be detrimental to our operations.

We have breached certain non-monetary covenants contained in agreements governing our 2005 Notes and 2006 Notes and our subsidiary, INI, has breached certain non-monetary covenants contained in its agreements governing the First Lien Senior Secured Notes, Second Lien Subordinated Secured Notes and Subordinated Convertible Notes. We cannot assure you that we will be able to cure such defaults or events of default, obtain waivers and consents, amend the covenants, and/or remain in compliance with these covenants in the future.

Our debt agreements require us to maintain certain financial ratios as well as comply with other financial covenants relating to minimum consolidated EBITDA and minimum consolidated coverage ratio and negative covenants relating to restricted payments from INI to us and permitted investments. Certain of these ratios and covenants have not been maintained or satisfied primarily due to the unexpected VAT liability that was discovered after we acquired Various.

Furthermore, we and INI have failed to comply with certain non-monetary covenants contained within some of our debt agreements including the timely delivery of quarterly financial statements and officer’s certificates and the holding of quarterly meetings of our board of directors. We also failed to obtain the consent of the noteholders prior to taking certain corporate actions such as seeking their consent prior to changing our name from Penthouse Media Group Inc. to FriendFinder Networks Inc. and our subsidiary’s name from FriendFinder Network, Inc. to FriendFinder California Inc. In addition, in connection with the Various acquisition, we failed to meet certain operating targets and timely deliver certain agreed-upon documents and take certain actions with respect to the granting and perfection of security interests after the acquisition of Various was completed, although such documents and actions were subsequently completed.

If our efforts to cure and/or obtain waivers for such events of default from our noteholders are unsuccessful in the future it could result in the acceleration of $466.0 million in debt. If all of our indebtedness was accelerated, we would not have sufficient funds at the time of acceleration to repay our indebtedness, which could have a material adverse effect on our ability to continue as a going concern.

We have a history of significant operating losses and we may incur additional losses in the future.

We have historically generated significant operating losses. As of December 31, 2007, we had an accumulated deficit of approximately $98.7 million. We had net losses of approximately $32.3 million for the nine months ended September 30, 2008 and $29.9 million for the year ended December 31, 2007 and a loss of $49.9 million for the fiscal year ended December 31, 2006. We also had negative operating cash flows in 2006 and 2005. We expect our operating expenses will continue to increase during the next several years as a result of the promotion of our services and the expansion of our operations, including the launch of new websites and entering into acquisitions, strategic alliances and joint ventures. If our revenue does not grow at a substantially faster rate than these expected increases in our expenses or if our operating expenses are higher than we anticipate, we may not be profitable and we may incur additional losses, which could be significant.

If any of our relationships with internet search websites terminate, if such websites’ methodologies are modified or if we are outbid by competitors, traffic to our websites could decline.

We depend in part on various internet search websites, such as Google.com, MSN.com, Yahoo.com and other websites to direct a significant amount of traffic to our websites. Search websites typically provide two types of search results, algorithmic and purchased listings. Algorithmic listings generally are determined and displayed as a result of a set of formulas designed by search engine companies in their discretion. Purchased listings generally are displayed if particular word searches are performed on a search engine. We rely on both algorithmic and purchased search results, as well as advertising on other internet websites, to direct a substantial share of visitors to our websites and to direct traffic to the advertiser customers we serve. If these internet search websites modify or terminate their relationship with us or we are outbid by our competitors for purchased listings, meaning that our competitors pay a higher price to be listed above us in a list of search results, traffic to our websites could decline. Such a decline in traffic could affect our ability to generate subscription revenue and could reduce the desirability of advertising on our websites.

If members decrease their contributions of content to our websites that depend on such content, the viability of those websites would be impaired.

Many of our websites rely on members’ continued contribution of content without compensation. We cannot guarantee that members will continue to contribute such content to our websites. In addition, we may offer discounts to members who provide content for our websites as an incentive for their contributions. In the event that contributing members decrease their contributions to our websites, or if the quality of such contributions is not sufficiently attractive to our audiences, or if we are required to offer additional discounts in order to encourage members to contribute content to our websites, this could have a negative impact on our business, revenue and financial condition.

Most of our revenue is currently derived from subscribers to our online offerings and a reduction in the number of our subscribers or a reduction in the amount of spending by our subscribers could harm our financial condition.

Our internet business generated approximately 92% of our revenue for the year ended December 31, 2007, on a pro forma basis assuming the acquisition of Various on January 1, 2007, and approximately 92% of our revenue for the nine months ended September 30, 2008 from subscribers and other paying customers to our websites. We must continually add new subscribers to replace subscribers that we lose in the ordinary course of business due to factors such as competitive price pressures, credit card expirations, subscribers’ perceptions that they do not use our services sufficiently and general economic conditions. Our subscribers maintain their subscriptions on average for approximately five months. Our business depends on our ability to attract a large number of members, to convert members into subscribers and to retain our subscribers. If we are unable to remain competitive and provide the pricing and content, features, functions or services necessary to attract new subscribers or retain existing subscribers, our operating results could suffer. To the extent free social networking and personals websites, or free adult content on the internet, continue to be available or increase in availability, our ability to attract and retain subscribers may be adversely affected. In addition, any decrease in our subscribers’ spending due to general economic conditions could also reduce our revenue or negatively impact our ability to grow our revenue.

Increased subscriber churn or subscriber upgrade and retention costs could adversely affect our financial performance.

Turnover of subscribers in the form of subscriber service cancellations or failures to renew, or churn, has a significant financial impact on the results of operations of any subscription internet provider, including us, as does the cost of upgrading and retaining subscribers. Any increase in the costs necessary to upgrade and retain existing subscribers could adversely affect our financial performance. In addition, such increased costs could cause us to increase our subscription rates, which could increase churn. Churn may also increase due to factors beyond our control, including churn by subscribers who are unable or unwilling to pay their monthly subscription fees because of personal financial restrictions, the impact of a slowing economy or the attractiveness of competing services or websites. If excessive numbers of subscribers cancel or fail to renew their subscriptions, we may be required to incur significantly higher marketing expenditures than we currently anticipate in order to replace canceled or unrenewed subscribers with new subscribers, which could harm our financial condition.

Our business, financial condition and results of operations could be adversely affected if we fail to provide adequate security to protect our users and our systems.

Online security breaches could adversely affect our business, financial condition and results of operations. Any well-publicized compromise of security could deter use of the internet in general or use of the internet to conduct transactions that involve transmitting confidential information or downloading sensitive materials. In offering online payment services, we may increasingly rely on technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could compromise or breach the algorithms that we use to protect our customers’ transaction data. If third parties are able to penetrate our network security or otherwise misappropriate confidential information, we could be subject to liability, which could result in litigation. In addition, experienced programmers or “hackers” may attempt to misappropriate proprietary information or cause interruptions in our services that could require us to expend significant capital and resources to protect against or remediate these problems.

Our business involves risks of liability claims arising from our media content, which could adversely affect our ability to generate revenue and could increase our operating expenses.

As a distributor of media content, we face potential liability for defamation, invasion of privacy, negligence, copyright or trademark infringement, obscenity, violation of rights of publicity and/or obscenity laws and other claims based on the nature and content of the materials distributed. These types of claims have been brought, sometimes successfully, against broadcasters, publishers, online services and other disseminators of media content. We could also be exposed to liability in connection with content made available through our online social networking and personals websites by users of those websites. Any imposition of liability that is not covered by insurance or is in excess of our insurance coverage could have a material adverse effect on us. In addition, measures to reduce our exposure to liability in connection with content available through our internet websites could require us to take steps that would substantially limit the attractiveness of our internet websites and/or their availability in certain geographic areas, which could adversely affect our ability to generate revenue and could increase our operating expenses.

Privacy concerns could increase our costs, damage our reputation, deter current and potential users from using our products and services and negatively affect our operating results.

From time to time, concerns may arise about whether our products and services compromise the privacy of users and others. Concerns about our practices with regard to the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation and deter current and potential users from using our products and services, which could negatively affect our operating results. While we strive to comply with all applicable data protection laws and regulations, as well as our own posted privacy policies, any failure or perceived failure to comply may result in proceedings or actions against us by governmental entities or others, which could potentially have an adverse effect on our business. Increased scrutiny by regulatory agencies, such as the Federal Trade Commission and state agencies, of the use of customer information, could also result in additional expenses if we are obligated to reengineer systems to comply with new regulations or to defend investigations of our privacy practices.

In addition, as most of our products and services are web based, the amount of data we store for our users on our servers (including personal information) has been increasing. Any systems failure or compromise of our security that results in the release of our users’ data could seriously harm our reputation and brand and, therefore, our business. A security or privacy breach may:

•	cause our customers to lose confidence in our services;

•	deter consumers from using our services;

•	harm our reputation;

•	require that we expend significant additional resources related to our information security systems and result in a disruption of our operations;

•	expose us to liability;

•	cause us to incur expenses related to remediation costs; and

•	decrease market acceptance of the use of e-commerce transactions.

The risk that these types of events could adversely affect our business is likely to increase as we expand the number of products and services we offer as well as increase the number of countries where we operate, as more opportunities for such breaches of privacy will exist.

Proposed legislation concerning data protection is currently pending at the U.S. federal and state level as well as in certain foreign jurisdictions. In addition, the interpretation and application of data protection laws in Europe, the U.S. and elsewhere are still uncertain and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data practices, which could have an adverse effect on our business. Complying with these laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

We may not be able to protect and enforce our intellectual property rights.

We believe that our trademarks, particularly the “AdultFriendFinder,” “FriendFinder,” “FastCupid,” “Penthouse,” “Penthouse Letters,” “Forum,” and “Variations” names and marks, the One Key Logo, and other proprietary rights are critical to our success, potential growth and competitive position. Our inability or failure to protect or enforce these trademarks and other proprietary rights could materially adversely affect our business. Accordingly, we devote substantial resources to the establishment, protection and enforcement of our trademarks and other proprietary rights. Our actions to establish, protect and enforce our trademarks and other proprietary rights may not prevent imitation of our products, services or brands or control piracy by others or prevent others from claiming violations of their trademarks and other proprietary rights by us. There are factors outside of our control that pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in every country in which our products and services are distributed or made available through the internet.

Intellectual property litigation could expose us to significant costs and liabilities and thus negatively affect our business, financial condition and results of operations.

We are, from time to time, subject to claims of infringement or other violations of intellectual property rights. Intellectual property claims are generally time-consuming and expensive to litigate or settle. To the extent that claims against us are successful, we may have to pay substantial monetary damages or discontinue any of our services or practices that are found to be in violation of another party’s rights. Successful claims against us could also result in us having to seek a license to continue our practices, which may significantly increase our operating burden and expenses, potentially resulting in a negative effect on our business, financial condition and results of operations.

If we are unable to obtain or maintain key website addresses, our ability to operate and grow our business may be impaired.

Our website addresses, or domain names, are critical to our business. However, the regulation of domain names is subject to change, and it may be difficult for us to prevent third parties from acquiring domain names that are similar to ours, that infringe our trademarks or that otherwise decrease the value of our brands. If we are unable to obtain or maintain key domain names for the various areas of our business, our ability to operate and grow our business may be impaired.

We may have difficulty scaling and adapting our existing network infrastructure to accommodate increased traffic and technology advances or changing business requirements, which could cause us to incur significant expenses, lead to the loss of users and advertisers and affect our ability to hire or retain employees.

To be successful, our network infrastructure has to perform well and be reliable. The greater the user traffic and the greater the complexity of our products and services, the more computer power we will need. We could incur substantial costs if we need to modify our websites or our infrastructure to adapt to technological changes. If we do not maintain our network infrastructure successfully, or if we experience inefficiencies and operational failures, the quality of our products and services and our users’ experience could decline. Maintaining an efficient and technologically advanced network infrastructure is particularly critical to our business because of the pictorial nature of the products and services provided on our websites. A decline in quality could damage our reputation and lead us to lose current and potential users and advertisers. Cost increases, loss of traffic or failure to accommodate new technologies or changing business requirements could harm our operating results and financial condition.

In addition, technological innovation depends, to a significant extent, on the work of technically skilled employees. Competition for the services of these employees is vigorous. We cannot assure you that we will be able to continue to attract and retain these employees.

If we do not diversify, continue to innovate and provide services that are useful to users and which generate significant traffic to our websites, we may not remain competitive or generate revenue.

Internet-based social networking is characterized by significant competition, evolving industry standards and frequent product and service enhancements. Our competitors are constantly developing innovations in internet social networking. We must continually invest in improving our users’ experiences and in providing services that people expect in a high quality internet experience, including services responsive to their needs and preferences and services that continue to attract, retain and expand our user base.

If we are unable to predict user preferences or industry changes, or if we are unable to modify our services on a timely basis, we may lose users, licensees, affiliates and/or advertisers. Our operating results would also suffer if our innovations are not responsive to the needs of our users, advertisers, affiliates or licensees, are not appropriately timed with market opportunity or are not effectively brought to market. As internet-based social networking technology continues to develop, our competitors may be able to offer social networking products or services that are, or that are be perceived to be, substantially similar or better than those generated by us. As a result, we must continue to invest resources in order to diversify our service offerings and enhance our technology. If we are unable to provide social networking technologies and other services which generate significant traffic to our websites, our business could be harmed, causing revenue to decline.

The loss of our main data center or other parts of our systems and network infrastructure would adversely affect our business.

Our main data center and most of our servers are located at external third-party facilities in Northern California, an area with a high risk of major earthquakes. If our main data center or other parts of our systems and network infrastructure was destroyed by, or suffered significant damage from, an earthquake, fire, flood, or other similar catastrophes, or if our main data center was closed because of the operator having financial difficulties, our business would be adversely affected. Our casualty insurance policies may not adequately compensate us for any losses that may occur due to the occurrence of a natural disaster.

Our internet operations are subject to system failures and interruptions that could hurt our ability to provide users with access to our websites, which could adversely affect our business and results of operations.

The uninterrupted performance of our computer systems is critical to the operation of our websites. Our ability to provide access to our websites and content may be disrupted by power losses, telecommunications failures or break-ins to the facilities housing our servers. Our users may become dissatisfied by any disruption or failure of our computer systems that interrupts our ability to provide our content. Repeated or prolonged system failures could substantially reduce the attractiveness of our websites and/or interfere with commercial transactions, negatively affecting our ability to generate revenue. Our websites must accommodate a high volume of traffic and deliver regularly-updated content. Some of our network infrastructure is not fully redundant, meaning that we do not have back-up infrastructure on site for our entire network, and our disaster recovery planning cannot account for all eventualities. Our websites have, on occasion, experienced slow response times and network failures. These types of occurrences in the future could cause users to perceive our websites as not functioning properly and therefore induce them to frequent other websites. We are also subject to risks from failures in computer systems other than our own because our users depend on their own internet service providers in order to access our websites and view our content. Our revenue could be negatively affected by outages or other difficulties users experience in accessing our websites due to internet service providers’ system disruptions or similar failures unrelated to our systems. Any disruption in the ability of users to access our websites, could result in fewer visitors to our websites and subscriber cancellations or failures to renew, which could adversely affect our business and results of operations. We may not carry sufficient levels of business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service.

Because of our adult content, companies providing products and services on which we rely may refuse to do business with us.

Many companies that provide products and services we need are concerned that associating with us could lead to their becoming the target of negative publicity campaigns by public interest groups and boycotts of their products and services. As a result of these concerns, these companies may be reluctant to enter into or continue business relationships with us. For example, some domestic banks have declined providing merchant bank processing services to us and some credit card companies have ceased or declined to be affiliated with us. This has caused us, in some cases, to seek out and establish business relationships with international providers of the services we need to operate our business. There can be no assurance however, that we will be able to maintain our existing business relationships with the companies, domestic or international, that currently provide us with services and products. Our inability to maintain such business relationships, or to find replacement service providers, would materially adversely affect our business, financial condition and results of operations. We could be forced to enter into business arrangements on terms less favorable to us than we might otherwise obtain, which could lead to our doing business with less competitive terms, higher transaction costs and more inefficient operations than if we were able to maintain such business relationships or find replacement service providers.

Changes in government laws could materially adversely affect our business, financial condition and results of operations.

Our businesses are regulated by diverse and evolving laws and governmental authorities in the United States and other countries in which we operate. Such laws relate to, among other things, internet, licensing, copyrights, commercial advertising, subscription rates, foreign investment, use of confidential customer information and content, including standards of decency/obscenity and record-keeping for adult content production. Promulgation of new laws, changes in current laws, changes in interpretations by courts and other government officials of existing laws, our inability or failure to comply with current or future laws or strict enforcement by current or future government officers of current or future laws could adversely affect us by reducing our revenue, increasing our operating expenses and/or exposing us to significant liabilities. The following laws relating to the internet, commercial advertising and adult content highlight some of the potential difficulties we face:

•	Internet. Several U.S. governmental agencies are considering a number of legislative and regulatory proposals that may lead to laws or regulations concerning different aspects of the internet, including social networking, online content, intellectual property rights, user privacy, taxation, access charges, liability for third-party activities and personal jurisdiction. New Jersey recently enacted the Internet Dating Safety Act, which requires online dating services to disclose their criminal background screening practices and to offer safer dating tips on their websites. Other states have enacted or considered enacting similar legislation. While online dating and social networking websites are not currently required to verify the age or identity of their members or to run criminal background checks on them, any such requirements could increase our cost of operations. The Children’s Online Protection Act and the Children’s Online Privacy Protection Act restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. The Protection of Children from Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. In the area of data protection, many states have passed laws requiring notification to users when there is a security breach for personal data, such as California’s Information Practices Act. In addition, the Digital Millennium Copyright Act has provisions that are available to limit, but not eliminate, our liability for listing or linking to third-party websites that include materials that infringe copyrights or other rights, so long as we comply with the statutory requirements of this act. We face similar risks in international markets where our products and services are offered and may be subject to additional regulations. The interpretation and application of data protection laws in the United States, Europe and elsewhere are still uncertain and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data practices. Nevada recently passed Senate Bill 347, a bill prohibiting businesses from transferring a customer’s personal information through an electronic transmission, unless that information is encrypted. The law went into effect on October 1, 2008. Practically speaking, the new law requires businesses operating in Nevada to purchase and implement data encryption software in order to send any electronic transmission (including e-mail) that contains a customer’s personal information. Any failure on our part to comply with these regulations may subject us to additional liabilities. Regulation of the internet could materially adversely affect our business, financial condition and results of operations by reducing the overall use of the internet, reducing the demand for our services or increasing our cost of doing business.

•	Commercial advertising. We receive a significant portion of our print publications advertising revenue from companies selling alcohol and tobacco products. Significant limitations on the ability of those companies to advertise in our publications or on our websites because of legislative, regulatory or court action could materially adversely affect our business, financial condition and results of operations.

•	Adult content. Regulation, investigations and prosecutions of adult content could prevent us from making such content available in certain jurisdictions or otherwise have a material adverse effect on our business, financial condition and results of operations. Government officials may also place additional restrictions on adult content affecting the way people interact on the internet. The governments of some countries, such as China and India, have sought to limit the influence of other cultures by restricting the distribution of products deemed to represent foreign or “immoral” influences. Regulation aimed at limiting minors’ access to adult content both in the United States and abroad could also increase our cost of operations and introduce technological challenges by requiring development and implementation of age verification systems. Court rulings may place additional restrictions on adult content affecting how people interact on the internet, such as mandatory web labeling.

We could be held liable for any physical and emotional harm caused by our members and subscribers to other members or subscribers.

We cannot control the actions of our members and subscribers in their online behavior or their communication or physical actions with other members or subscribers. There is a possibility that one or more of our members or subscribers could be physically or emotionally harmed by the behavior of or following interaction with another of our members or subscribers. We warn our members and subscribers that we do not and cannot screen other members and subscribers. We are also unable to and do not take any action to ensure personal safety on a meeting between members or subscribers arranged following contact initiated via our websites. If an unfortunate incident of this nature occurred in a meeting between users of our websites following contact initiated on one of our websites or a website of one of our competitors, any resulting negative publicity could materially and adversely affect us or the social networking and online personals industry in general. Any such incident involving one of our websites could damage our reputation and our brands. This, in turn, could adversely affect our revenue and could cause the value of our common stock to decline. In addition, the affected members or subscribers could initiate legal action against us, which could cause us to incur significant expense, whether we were ultimately successful or not, and damage our reputation.

Our websites may be misused by users, despite the safeguards we have in place to protect against such behavior.

Users may be able to circumvent the controls we have in place to prevent illegal or dishonest activities and behavior on our websites, and may engage in such activities and behavior despite these controls. For example, our websites could be used to exploit children and to facilitate individuals seeking payment for sexual activity and related activities in jurisdictions in which such behavior is illegal. The behavior of such users could injure our other members and may jeopardize the reputation of our websites and the integrity of our brands. Users could also post fraudulent profiles or create false profiles on behalf of other, non-consenting parties. This behavior could expose us to liability or lead to negative publicity that could injure the reputation of our websites and of social networking and online personals websites in general.

Our business is exposed to risks associated with online commerce security and credit card fraud.

Consumer concerns over the security of transactions conducted on the internet or the privacy of users may inhibit the growth of the internet and online commerce. To transmit confidential information such as customer credit card numbers securely, we rely on encryption and authentication technology. Unanticipated events or developments could result in a compromise or breach of the systems we use to protect customer transaction data. Furthermore, our servers may also be vulnerable to viruses and other attacks transmitted via the internet. While we proactively check for intrusions into our infrastructure, a new and undetected virus could cause a service disruption. Under current credit card practices, we may be held liable for fraudulent credit card transactions and other payment disputes with customers. A failure to control fraudulent credit card transactions adequately would adversely affect our business.

If one or more states or countries successfully assert that we should collect sales or other taxes on the use of the internet or the online sales of goods and services, our expenses will increase, resulting in lower margins.

In the United States, federal and state tax authorities are currently exploring the appropriate tax treatment of companies engaged in e-commerce and new state tax regulations may subject us to additional state sales and income taxes, which could increase our expenses and decrease our profit margins. The application of indirect taxes (such as sales and use tax, value added tax, goods and services tax, business tax and gross receipt tax) to e-commerce businesses such as ours and to our users is a complex and evolving issue. Many of the statutes and regulations that impose these taxes were established before the growth in internet technology and e-commerce. In many cases, it is not clear how existing statutes apply to the internet or e-commerce or communications conducted over the internet. In addition, some jurisdictions have implemented or may implement laws specifically addressing the internet or some aspect of e-commerce or communications on the internet. The application of existing or future laws could have adverse effects on our business.

Under current law, as outlined in the U.S. Supreme Court’s decision in Quill Corp. v. North Dakota, 504 U.S. 298 (1992), a seller with substantial nexus (usually defined as physical presence) in its customer’s state is required to collect state (and local) sales tax on sales arranged over the internet (or by telephone, mail order, or other means). In contrast, an out-of-state seller without substantial nexus in the customer’s state is not required to collect the sales tax. The U.S. federal government’s moratorium on states and other local authorities imposing new taxes on internet access or multiple or discriminatory taxes on internet commerce is scheduled to expire in October 31, 2014. This moratorium, however, does not prohibit the possibility that U.S. Congress will be willing to grant state or local authorities the authority to require remote (out-of-state) sellers to collect sales and use taxes on interstate sales of goods (including intellectual property) and services over the internet. Several proposals to that extent have been made at the U.S. federal, state and local levels (for example, the Streamlined Sales and the Use Tax initiative). These proposals, if adopted, would likely result in our having to charge state sales tax to some or all of our users in connection with the sale of our products and services, which would harm our business if the added cost deterred users from visiting our websites and could substantially impair the growth of our e-commerce opportunities and diminish our ability to derive financial benefit from our activities.

Commencing in 2003, the member states of the European Union implemented rules requiring the collection and payment of value added tax, or VAT, on revenues generated by non-European Union businesses for providing electronic services that end-users consumed within the European Union. These rules require VAT to be charged on products and services delivered over electronic networks, including software and computer services, as well as information and cultural, artistic, sporting, scientific, educational, entertainment and similar services. Historically, suppliers of digital products and services located outside of the European Union were not required to collect or remit VAT on digital orders made by purchasers within the European Union. With the implementation of these rules, we are required to collect and remit VAT on digital orders received from purchasers in the European Union. We recently began collecting VAT from our subscribers in the European Union, which will result in an increase in the effective cost of our subscriptions to such subscribers or a reduction in our per subscription revenues. There can be no assurance that this increased cost will not adversely affect our ability to attract new subscribers within the European Union or to retain existing subscribers within the European Union, and consequently adversely affect our results of operations.

Our liability to tax authorities in the European Union for the failure of Various and its subsidiaries to pay VAT on purchases made by subscribers in the European Union could adversely affect our financial condition and results of operations.

After our acquisition of Various, we became aware that Various and its subsidiaries had not collected VAT from subscribers in the European Union nor had Various remitted VAT to the tax jurisdictions requiring it. We have since registered with the tax authorities of the applicable jurisdictions and have begun collecting VAT from our subscribers in the European Union and remitting it as required. We have initiated discussions with most tax authorities in the European Union jurisdictions to attempt to resolve liabilities related to Various’ past failure to collect and remit VAT, and have now resolved such prior liabilities in several jurisdictions on favorable terms, but there can be no assurance that we will resolve or reach a favorable resolution in every jurisdiction. If we are unable to reach a favorable resolution with a jurisdiction, the terms of such resolution could adversely affect our financial condition or results of operations. For example, we might be required to pay substantial sums of money without the benefit of a payment deferral plan, which could adversely affect our cash position and impair operations. Until we have reached a favorable resolution with a jurisdiction, the jurisdictions might take action against us and against our managers. For example, in an effort to recover VAT payments it claims it is owed, the German tax authority has attempted unsuccessfully to freeze assets in bank accounts maintained by subsidiaries of Various in Germany, as well as in The Netherlands with the cooperation of the Dutch authorities. Were Germany or another jurisdiction to freeze or seize our cash or other assets, our operations and financial condition could be impaired. In addition, in many jurisdictions the potential exists for criminal investigations or proceedings to be instituted against us and against individual members of prior or current management. For example, the German authorities had initiated an investigation of an individual who was an officer of Various until its acquisition by us. The German authorities also have introduced a criminal investigation of Various’s current president. Were members of our management to face criminal processes individually, their attention to operational matters could be diverted and their ability to continue to serve in their capacities could be impaired. Were Various or its subsidiaries to face criminal processes, it could result in additional fines and penalties, or substantially interfere with continued operations in such jurisdictions. We are actively engaged in discussions with the German authorities in an effort to resolve all issues, but there can be no assurance that we will be able to do so. Though we recently have resolved our Austrian VAT liabilities by agreeing to a payment deferral plan, we face criminal processes there if a deferral payment is not timely made. Other favorable resolutions depend on the continued adherence of Various or its subsidiaries to payment plans and other actions, the failure of which could result in additional penalties and fines that could adversely affect our cash position and impair operations. Though we have received no notice of any such intent, there can be no assurance that other European Union jurisdictions will not pursue criminal or civil investigations and processes, seizure of funds or other courses of action that could adversely impact our operations.

Unforeseen liabilities arising from our acquisition of Various could materially adversely affect our financial condition and results of operations.

Our acquisition of Various and its subsidiaries in December 2007 may expose us to undisclosed and unforeseen operating risks and liabilities arising from Various’s operating history. For example, after our acquisition of Various we became aware that VAT had not been collected from subscribers in the European Union and that VAT had not been paid to tax authorities in the European Union. There can be no assurance that other unforeseen liabilities related to the acquisition of Various and its subsidiaries (including, without limitation, VAT issues in other non-European Union jurisdictions) could materialize.

Our recourse for liabilities arising from our acquisition of Various may be limited.

Under the Stock Purchase Agreement pursuant to which we purchased Various and its subsidiaries, our sole recourse against the sellers for most losses suffered by us as a result of liabilities is to offset the principal amount of our Subordinated Convertible Notes by the amount of any such losses. The maximum amount of such offset available to us is $175 million, although this amount can be reduced under certain circumstances, depending on such factors as the type of claim, when the claim is made and conversion of the Subordinated Convertible Notes. This recourse is available only if we can enforce applicable indemnification and other rights arising under the governing Stock Purchase Agreement. There can be no assurance that we will be able to successfully enforce such indemnification or other rights, or that such liability would not exceed the $175 million principal amount of the promissory notes or such lesser amount available to us. Accordingly, any such liabilities may result in losses or require us to reserve against possible losses, and adversely affect our financial condition and results of operations. For example, with respect to European VAT, we are seeking reimbursement for all VAT payments made (including interest, late fees and penalties) and related expenses incurred by us to resolve the liability arising due to the sellers’ failure to have collected and remitted VAT. The sellers have denied responsibility for the VAT liability. While we believe that we will prevail on the matter, there can be no assurance that we will be permitted to offset any or all such amounts against our Subordinated Convertible Notes.

In pursuing future acquisitions we may not be successful in identifying appropriate acquisition candidates or consummating acquisitions on favorable or acceptable terms. Furthermore, we may face significant integration issues and may not realize the anticipated benefits of the acquisitions due to integration difficulties or other operating issues.

If appropriate opportunities become available, we may acquire businesses, products or technologies that we believe are strategically advantageous to our business. Transactions of this sort could involve numerous risks, including:

•	unforeseen operating difficulties and expenditures arising from the process of integrating any acquired business, product or technology, including related personnel, and maintaining uniform standards, controls, procedures and policies;

•	diversion of a significant amount of management’s attention from the ongoing development of our business;

•	dilution of existing stockholders’ ownership interests;

•	incurrence of additional debt;

•	exposure to additional operational risks and liabilities, including risks and liabilities arising from the operating history of any acquired businesses;

•	negative effects on reported results of operations from acquisition-related charges and amortization of acquired intangibles;

•	entry into markets and geographic areas where we have limited or no experience;

•	the potential inability to retain and motivate key employees of acquired businesses;

•	adverse effects on our relationships with suppliers and customers; and

•	adverse effects on the existing relationships of any acquired companies, including suppliers and customers.

In addition, we may not be successful in identifying appropriate acquisition candidates or consummating acquisitions on favorable or acceptable terms, or at all. Failure to effectively manage our growth through acquisitions could adversely affect our growth prospects, business, results of operations and financial condition.

Our efforts to capitalize upon opportunities to expand into new markets may fail and could result in a loss of capital and other valuable resources.

One of our strategies is to expand into new markets to increase our revenue base. We intend to identify new markets by targeting identifiable groups of people who share common interests and the desire to meet other individuals with similar interests, backgrounds or traits. Our planned expansion into new markets will occupy our management’s time and attention and will require us to invest significant capital resources. The results of our expansion efforts into new markets are unpredictable and there is no guarantee that our efforts will have a positive effect on our revenue base. We face many risks associated with our planned expansion into new markets, including but not limited to the following:

•	competition from pre-existing competitors with significantly stronger brand recognition in the markets we enter;

•	our erroneous evaluations of the potential of such markets;

•	diversion of capital and other valuable resources away from our core business;

•	foregoing opportunities that are potentially more profitable; and

•	weakening our current brands by over expansion into too many new markets.

We face the risk that additional international expansion efforts and operations will not be effective.

One of our strategies is to increase our revenue base by expanding into new international markets and expanding our presence in existing international markets. Although we currently have offices in foreign markets, further expansion into international markets requires management time and capital resources. We face the following risks associated with our expansion outside the United States:

•	challenges caused by distance, language and cultural differences;

•	local competitors with substantially greater brand recognition, more users and more traffic than we have;

•	challenges associated with creating and increasing our brand recognition, improving our marketing efforts internationally and building strong relationships with local affiliates;

•	longer payment cycles in some countries;

•	credit risk and higher levels of payment fraud in some countries;

•	different legal and regulatory restrictions among jurisdictions;

•	political, social and economic instability;

•	potentially adverse tax consequences; and

•	higher costs associated with doing business internationally.

Any remaining indebtedness after this offering could make obtaining additional capital resources difficult and could materially adversely affect our business, financial condition, results of operations and our growth strategy.

We intend to use $       million of the net proceeds from this offering to repay our existing indebtedness. To the extent we will require additional capital resources after this offering, there can be no assurance that such funds will be available to us on favorable terms, or at all. The unavailability of funds could have a material adverse effect on our financial condition, results of operations and ability to expand our operations. Any remaining indebtedness after this offering could materially adversely affect us in a number of ways, including the following:

•	we may be unable to obtain additional financing for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	a significant portion of our cash flow from operations must be dedicated to debt service, which reduces the amount of cash we have available for other purposes;

•	we may be disadvantaged as compared to our competitors, such as in our ability to adjust to changing market conditions, as a result of the amount of debt we owe;

•	we may be restricted in our ability to make strategic acquisitions and to exploit business opportunities; and

•	additional dilution of stockholders may be required to service our debt.

In addition, our existing debt contains covenants that limit our actions. These covenants could materially and adversely affect our ability to finance our future operations or capital needs or to engage in other business activities that may be in our best interest. The covenants limit our ability to, among other things:

•	incur or guarantee additional indebtedness;

•	repurchase capital stock;

•	make loans and investments;

•	enter into agreements restricting our subsidiaries’ abilities to pay dividends;

•	grant liens on assets;

•	sell or otherwise dispose of assets;

•	enter new lines of business;

•	merge or consolidate with other entities; and

•	engage in transactions with affiliates.

If we do not maintain certain financial ratios, satisfy certain financial tests and remain in compliance with our debt instruments, we may be restricted in the way we run our business.

Our debt instruments contain certain financial covenants and restrictions requiring us to maintain specified financial ratios and satisfy certain financial tests. As a result of these covenants and restrictions, we are limited in how we conduct our business and we may be unable to raise additional debt or equity financing, compete effectively or take advantage of new business opportunities.

Our failure to comply with the covenants and restrictions contained in our debt instruments could lead to a default under these instruments. If such a default occurs and we are unable to cure such default or obtain a waiver, the holders of the debt in default could accelerate the maturity of the related debt, which in turn could trigger the cross-acceleration provisions of our other financing agreements. Even if we are able to cure it or obtain a waiver, such a default could trigger the cross-default provisions of our financing agreements. If any of these events occur, we cannot assure you that we will have sufficient funds available to pay in full the total amount of obligations that become due as a result of any such acceleration, or that we will be able to find additional or alternative financing to refinance any such accelerated obligations on terms acceptable to us or on any terms.

We have defaulted on certain terms of our indebtedness in the past and are currently in default on certain of our indebtedness and we cannot assure you that we will be able to remain in compliance with these covenants in the future and, if we fail to do so, that we will be able to cure such default, obtain waivers from the holders of the debt and/or amend the covenants as we have in the past. See “ — Our financial statements include an explanatory paragraph concerning conditions that raise substantial doubt about our ability to continue as a going concern, and there is no guarantee that we will be able to continue to operate our business or generate revenue,” and “ — We have breached certain non-monetary covenants contained in agreements governing our 2005 Notes and 2006 Notes and our subsidiary, INI, has breached certain non-monetary covenants contained in its agreements governing the First Lien Senior Secured Notes, Second Lien Subordinated Secured Notes and Subordinated Convertible Notes. We cannot assure you that we will be able to cure such defaults or events of default, obtain waivers and consents, amend the covenants, and/or remain in compliance with these covenants in the future.”

The net proceeds of this offering are expected to be used to repay our bondholders, including certain of our officers and directors, who may have a conflict of interest in determining the use of proceeds.

We intend to raise sufficient funds in order to use the proceeds from this offering to repay all of our existing debt, some of which is held by certain of our officers and directors. If we do not raise enough funds in this offering to repay all of our existing debt, our management, including officers who are noteholders, will advise the board which of our existing debt it should repay with the proceeds of this offering, thereby resulting in a conflict of interest. The financial interest of these certain officers and directors could influence our management’s motivation in selecting which debt to repay with the proceeds of the offering and therefore there may be a conflict of interest when determining whether repaying a particular piece of debt over another is in the stockholders’ best interest.

Our business will suffer if we lose and are unable to replace key personnel or if the other obligations of our key personnel create conflicts of interest or otherwise distract these individuals.

We believe that our ability to successfully implement our business strategy and to operate profitably depends on the continued employment of our executive officers and other key employees, including employees familiar with the operations acquired from Various. In particular, Marc Bell and Daniel Staton are critical to the overall management of the company and our strategic direction. Upon the closing of this offering, we intend to enter into an employment agreement with each of Messrs. Bell and Staton which sets a term of employment and provides for certain bonuses and grants of our stock in order to incentivize performance. However, the executives are free to voluntarily terminate their employment upon 180 days prior written notice. Therefore, the agreements do not ensure continued service with us. We have not obtained key-man life insurance and there is no guarantee that we will be able to obtain such insurance in the future. While we have entered into a management agreement with our chief executive officer and our chairman of the board, the primary purpose of this agreement is to provide compensation for services and to act as a non-compete in the event that one of these individuals ceases to work for us; it does not ensure continued service with us. Furthermore, most of our key employees are at-will employees. If we lose members of our senior management without retaining replacements, our business, financial condition and results of operations could be materially adversely affected.

Additionally, Messrs. Bell and Staton each serve as an officer and director of Enterprise Acquisition Corp., a special purpose acquisition company, or EAC, and Ezra Shashoua, our chief financial officer, also serves EAC in that capacity. Their service as a director or officer of EAC could cause them to be distracted from the management of our business and could also create conflicts of interest if they are faced with decisions that could have materially different implications for us and for EAC, such as in the area of potential acquisitions. If such a conflict arises, we believe our directors and officers intend to take all actions necessary to comply with their fiduciary duties to our stockholders, including, where appropriate, abstaining from voting on matters that present a conflict of interest. However, these conflicts of interest, or the perception among investors that conflicts of interest could arise, could harm our business and cause our stock price to fall.

We rely on highly skilled personnel and, if we are unable to attract, retain or motivate key personnel or hire qualified personnel, we may not be able to grow effectively.

Our growth strategy and performance is largely dependent on the talents and efforts of highly skilled individuals. Our success greatly depends on our ability to attract, hire, train, retain and motivate qualified personnel, particularly in sales, marketing, service and support. There can be no assurance that we will be able to successfully recruit and integrate new employees. We face significant competition for individuals with the skills required to perform the services we offer. The loss of the services of our executive officers or other key personnel, particularly if lost to competitors, could materially and adversely affect our business. If we are unable to attract, integrate and retain qualified personnel or if we experience high personnel turnover, we could be prevented from effectively managing and expanding our business.

Moreover, companies in technology industries whose employees accept positions with competitors have in the past claimed that their competitors have engaged in unfair competition or hiring practices. If we received such claims in the future as we seek to hire qualified personnel, it could lead to material litigation. We could incur substantial costs in defending against such claims, regardless of their merit. Competition in our industry for qualified employees is intense, and certain of our competitors may directly target our employees. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees.

Workplace and other restrictions on access to the internet may limit user traffic on our websites.

Many offices, businesses, libraries and educational institutions restrict employee and student access to the internet or to certain types of websites, including social networking and personals websites. Since our revenue is dependent on user traffic to our websites, an increase in these types of restrictions, or other similar policies, could harm our business, financial condition and operating results. In addition, access to our websites outside the U.S. may be restricted by governmental authorities or internet service providers. If these restrictions become more prevalent, our growth could be hindered.

Adverse currency fluctuations could decrease revenue and increase expenses.

We conduct business globally in many foreign currencies, but report our financial results in U.S. dollars. We are therefore exposed to adverse movements in foreign currency exchange rates because depreciation of non-U.S. currencies against the U.S. dollar reduces the U.S. dollar value of the non-U.S. dollar denominated revenue that we recognize and appreciation of non-U.S. currencies against the U.S. dollar increases the U.S. dollar value of expenses that we incur that are denominated in those foreign currencies. Such fluctuations could decrease revenue and increase our expenses. We have not entered into foreign currency hedging contracts to reduce the effect of adverse changes in the value of foreign currencies but may do so in the future.

Our limited operating history and relatively new business model in an emerging and rapidly evolving market make it difficult to evaluate our future prospects.

We derive nearly all of our net revenue from online subscription fees for our services, which is an early stage business model for us that has undergone, and continues to experience, rapid and dramatic changes. As a result, we have very little operating history for you to evaluate in assessing our future prospects. You must consider our business and prospects in light of the risks and difficulties we will encounter as an early-stage company in a new and rapidly evolving market. Our performance will depend on the continued acceptance and evolution of online personal services and other factors addressed herein. We may not be able to effectively assess or address the evolving risks and difficulties present in the market, which could threaten our capacity to continue operations successfully in the future. Our efforts to capitalize upon opportunities to expand into new markets may fail and could result in a loss of capital and other valuable resources.

We are subject to litigation and adverse outcomes in such litigation could have a material adverse effect on our financial condition.

We are party to various litigation claims and legal proceedings including, but not limited to, actions relating to intellectual property, in particular patent claims against us, breach of contract and fraud claims, some of which are described in this prospectus in the section entitled “Business—Legal Proceedings” and the notes to our audited consolidated financial statements, that involve claims for substantial amounts of money or for other relief or that might necessitate changes to our business or operations. The defense of these actions may be both time consuming and expensive.

We evaluate these litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves and/or disclose the relevant litigation claims or legal proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. As a result, actual outcomes or losses may differ materially from those envisioned by our current assessments and estimates. Our failure to successfully defend or settle any of these litigations or legal proceedings could result in liability that, to the extent not covered by our insurance, could have a material adverse effect on our financial condition, revenue and profitability and could cause the market value of our common stock to decline.

Risks Related to this Offering

You may find it difficult to sell our common stock.

There has been no public market for any of our securities, including the common stock being sold in this offering, prior to this offering. We cannot assure you that an active trading market will develop or be sustained following this offering. The initial public offering price will be determined by negotiation between the representative of the underwriters and us and may not be indicative of prices that will prevail in the trading market. Regardless of whether an active and liquid public market exists, fluctuations in our actual or anticipated operating results may cause the market price of our common stock to fall making it more difficult for you to sell our stock at a favorable price or at all.

If you purchase shares of our common stock in this offering, you will suffer immediate and substantial dilution in the net tangible book value of your shares and may be subject to additional future dilution.

Prior investors have paid less per share for our common stock than the price in this offering. The initial public offering price is substantially higher than the per share net tangible book value of our common stock immediately after this offering. Therefore, based on an assumed offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, if you purchase our common stock in this offering, you will suffer immediate and substantial dilution of approximately $       per share. If the underwriters exercise their over-allotment option, or if outstanding options and warrants to purchase our common stock are exercised, or if our outstanding shares of preferred stock that are convertible into shares of common stock, or our Convertible Preferred Stock or our convertible notes are converted into shares of common stock, you will experience additional dilution. Any future equity issuances and the future exercise of employee stock options granted pursuant to our 2008 Stock Option Plan will also result in further dilution to holders of our common stock.

Our executive officers, directors and principal stockholders will continue to own a substantial percentage of our common stock after this offering, which will likely allow them to control matters requiring stockholder approval. They could make business decisions for us with which you disagree and that cause our stock price to decline.

Upon the closing of this offering, our executive officers, directors and principal stockholders will beneficially own approximately       % of our common stock, including options, Convertible Preferred Stock and convertible notes that are exercisable for, or convertible into, shares of our common stock within 60 days of the date of this prospectus. As a result, if they act in concert, they could control matters requiring approval by our stockholders, including the election of directors, and could have the ability to prevent or approve a corporate transaction, even if other stockholders, including those who purchase shares in this offering, oppose such action. This concentration of voting power could also have the effect of delaying, deterring, or preventing a change of control or other business combination, which could cause our stock price to decline.

There are a large number of shares of common stock underlying our Convertible Preferred Stock and the Subordinated Convertible Notes which may be available for future sale and may cause the prevailing market price of our common stock to decrease and impair our capital raising abilities.

Immediately following this offering, we will have     shares of common stock outstanding (assuming (i) that the holders of warrants to purchase 142,733,362 shares of our common stock at $0.00001 per share exercise such warrants prior to their expiration upon the closing of this offering, (ii) the underwriters do not exercise their over-allotment option, (iii) issuance of 204,231,016 shares of common stock upon the conversion of all of the shares of our outstanding Convertible Preferred Stock, (iv) the issuance of 36,796,500 shares of common stock upon the conversion of all of the outstanding shares of our Series B common stock and (v) the issuance of                      shares upon the conversion of the Subordinated Convertible Notes (assuming maximum conversion of 17% of our fully diluted equity and based on the midpoint of the range on the front cover of this prospectus)); and an additional shares of common stock reserved for issuance upon the exercise of options that have been or may be granted under our 2008 Stock Option Plan. We will also have an additional      shares of our common stock, and shares of preferred stock, authorized and available for issuance, which we may, in general, issue without any action or approval by our stockholders, including in connection with acquisitions or otherwise except as required by relevant stock exchange requirements.

The        shares sold in this offering will be freely tradable, except for any shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act of 1933, as amended. Holders of the other        shares that will be outstanding and holders of our derivative securities have agreed with the underwriters, subject to certain exceptions and extensions, not to dispose of any of their securities for a period of 180 days following the date of this prospectus, except with the prior written consent of the underwriters. After the expiration of this 180-day lock-up period, these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by our affiliates, compliance with the volume restrictions of Rule 144. The holders of     shares, as well as the holders of our Convertible Preferred Stock convertible into        shares and holders of the Subordinated Convertible Notes convertible into       shares (based on the midpoint of the range on the front cover of this prospectus), are also entitled to certain piggy back registration rights with respect to the public resale of their shares. In addition, following this offering, we intend to file a registration statement covering the shares issuable under our 2008 Stock Option Plan.

The market price for our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and even the perception that these sales could occur may depress the market price. The sale of shares issued upon the exercise or conversion of our derivative securities could also further dilute your investment in our common stock. Further, the sale of any of the foregoing shares could impair our ability to raise capital through the sale of additional equity securities.

Public interest group actions targeted at our stockholders may cause the prevailing market price of our common stock to decrease and impair our capital raising abilities.

Public interest groups may target our stockholders, particularly institutional stockholders, seeking to cause those stockholders to divest their holdings of our securities because of the adult-oriented nature of parts of our business. The sale by any institutional investor of its holdings of our common stock, and the reluctance of other institutional investors to invest in our securities, because of such public interest group actions, or the threat of such actions, could cause the market price of our common stock to decline and could impair our ability to raise capital through the sale of additional equity securities.

We will incur increased costs as a result of being a public company.

As a public company, we will incur increased legal, accounting and other costs not incurred as a private company. The Sarbanes-Oxley Act of 2002 and related rules and regulations of the Securities and Exchange Commission, or SEC, and the New York Stock Exchange regulate the corporate governance practices of public companies. We expect that compliance with these requirements will increase our expenses and make some activities more time consuming than they have been in the past when we were a private company. Such additional costs going forward could negatively impact our financial results.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our ability to produce accurate financial statements and on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to furnish a report by our management on our internal control over financial reporting. We have not been subject to these requirements in the past. The internal control report must contain (a) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, (b) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (c) management’s assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective, and (d) a statement that our independent registered public accounting firm has issued an attestation report on internal control over financial reporting.

To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to dedicate internal resources, engage outside consultants and adopt a detailed work plan to (a) assess and document the adequacy of internal control over financial reporting, (b) take steps to improve control processes where appropriate, (c) validate through testing that controls are functioning as documented, and (d) implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, we can provide no assurance as to our, or our independent registered public accounting firm’s, conclusions with respect to the effectiveness of our internal control over financial reporting under Section 404. There is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal controls over financial reporting are effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

We do not expect to pay any dividends for the foreseeable future. Investors in this offering may never obtain a return on their investment.

You should not rely on an investment in our common stock to provide dividend income. We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations, further develop our brands and finance the acquisition of additional brands. In addition, our ability to pay dividends is prohibited by the terms of our currently outstanding notes and we expect that any future credit facility will contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock.

We will have broad discretion over the use of the proceeds to us from this offering.

We intend to use the net proceeds from this offering to repay most of our existing indebtedness and for general corporate purposes. We have allocated $       million for the repayment of our existing indebtedness, leaving approximately $       million in net proceeds for general corporate purposes and working capital. Other than the repayment of debt, our board of directors and management will have broad discretion over the allocation of the net proceeds from this offering as well as over the timing of our expenditures. You may not agree with the way our management decides to spend these proceeds. It is also possible that our management may allocate these proceeds in ways that do not improve our operating results.

Fluctuations in our quarterly operating results may cause the market price of our common stock to fluctuate.

Our operating results have in the past fluctuated from quarter to quarter and we expect this trend to continue in the future. As a result, the market price of our common stock could be volatile. In the past, following periods of volatility in the market price of stock, many companies have been the object of securities class action litigation. If we were to be sued in a securities class action, it could result in substantial costs and a diversion of management’s attention and resources which could adversely affect our results of operations.

Anti-takeover provisions in our articles of incorporation and bylaws or provisions of Nevada law could prevent or delay a change in control, even if a change of control would benefit our stockholders.

Provisions of our articles of incorporation and bylaws, as well as provisions of Nevada law, could discourage, delay or prevent a merger, acquisition or other change in control, even if a change in control would benefit our stockholders. These provisions:

•	establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

•	under certain circumstances may require the written consent of certain holders of our preferred stock before action could be taken to effect a change of control;

•	authorize our board of directors to issue “blank check” preferred stock to increase the number of outstanding shares and thwart a takeover attempt;

•	require the written request of at least 75% of the voting power of our capital stock in order to compel management to call a special meeting of the stockholders; and

•	prohibit stockholder action by written consent and require that all stockholder actions be taken at a meeting of our stockholders, unless otherwise specifically required by our articles of incorporation or the Nevada Revised Statutes.

In addition, the Nevada Revised Statutes contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These laws provide generally that any person that acquires 20% or more of the outstanding voting shares of certain Nevada corporations in the secondary public or private market must follow certain formalities before such acquisition or they may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights in whole or in part. These laws will apply to us if we have 200 or more stockholders of record, at least 100 of whom have addresses in Nevada, unless our articles of incorporation or bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the Nevada Revised Statutes, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares.” These laws may have a chilling effect on certain transactions if our articles of incorporation or bylaws are not amended to provide that these provisions do not apply to us or to an acquisition of a controlling interest, or if our disinterested stockholders do not confer voting rights in the control shares. See “Description of Capital Stock—Nevada Anti-Takeover Laws and Certain Articles and Bylaws Provisions.”

Nevada law also provides that if a person is the “beneficial owner” of 10% or more of the voting power of certain Nevada corporations, such person is an “interested stockholder” and may not engage in any “combination” with the corporation for a period of three years from the date such person first became an interested stockholder, unless the combination or the transaction by which the person first became an interested stockholder is approved by the board of directors of the corporation before the person first became an interested stockholder. Another exception to this prohibition is if the combination is approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power not beneficially owned by the interested stockholder at a meeting, no earlier than three years after the date that the person first became an interested stockholder. These laws generally apply to Nevada corporations with 200 or more stockholders of record, but a Nevada corporation may elect in its articles of incorporation not to be governed by these particular laws. We intend to amend our articles of incorporation prior to the consummation of this offering to make such an election.

Nevada law also provides that directors may resist a change or potential change in control if the directors determine that the change is opposed to, or not in the best interest of, the corporation.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, or the Reform Act. These forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Generally, the inclusion of the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “will,” and similar expressions also identify statements that constitute forward-looking statements within the meaning of the Reform Act and that are intended to come within the safe-harbor protection provided by the Reform Act. These forward-looking statements appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, the industry in which we operate and the trends that may affect our industry. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short term and long term business operations and objectives and financial needs.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics, customer and industry change and depend on the economic or technology circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution the investors that the forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity and the development of the industry or results in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, they may not be predictive of results or developments in future periods.

Any or all of our forward-looking statements in this prospectus may turn out to be incorrect. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many of these factors will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

Except as may be required under the federal securities laws, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. Under the caption “Risk Factors,” we provide a cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our business. These are factors that we think could cause our actual results to differ materially from expected and historical results. Other factors besides those listed in “Risk Factors” could also adversely affect us.

The following list represents some, but not necessarily all, of the factors that may cause our actual results to differ from those anticipated or predicted:

•	competition from other social networking, internet personals and adult-oriented websites;

•	our reliance on our affiliates to drive traffic to our websites;

•	our ability to generate significant revenue from internet advertising;

•	our ability to maintain our well-recognized brands;

•	unfavorable economic and market conditions;

•	our reliance on credit cards as a form of payment;

•	our ability to keep up with new technologies and remain competitive;

•	our ability to continue as a going concern;

•	our history of operating losses and the risk of incurring additional losses in the future;

•	our reliance on subscribers to our websites for most of our revenue and member-generated content;

•	security breaches may cause harm to our subscribers or our systems;

•	we may be subject to liability arising from our media content;

•	our ability to safeguard the privacy of the users of our websites;

•	our ability to enforce and protect our intellectual property rights;

•	we may be subject to claims that we have violated the intellectual property rights of others;

•	the loss of our main data center or other parts of our infrastructure;

•	systems failures and interruptions in our ability to provide access to our websites and content;

•	companies providing products and services on which we rely may refuse to do business with us;

•	changes in government laws affecting our business;

•	we may be liable if one of our members or subscribers harms another;

•	we may have unforeseen liabilities from our acquisition of Various;

•	we may not be successful in integrating any future acquisitions we make;

•	our reliance on key personnel;

•	restrictions to access on the internet affecting traffic to our websites;

•	risks associated with currency fluctuations; and

•	risks associated without litigation and legal proceedings.

MARKET AND INDUSTRY DATA

This prospectus includes estimates of market share and industry data that we obtained from industry publications and surveys and internal company sources.

The industry publications and surveys used by us to determine market share and industry data contained in this prospectus generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to their accuracy and completeness. Statements referencing “unique visitors” or “unique worldwide visitors” refers to the estimated number of unique IP addresses that visited a particular website during the period described. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position are based on market data currently available to us. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on a variety of factors, including those discussed under the heading “Risk Factors” in this prospectus.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the          shares of our common stock in this offering will be $             million or $             million if the underwriters exercise their option to purchase additional shares in full. “Net proceeds” is what we expect to receive after paying the underwriters’ discounts and commissions and other expenses of the offering. For purposes of estimating net proceeds, we are assuming that the public offering price will be the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, which is $             per share. Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by approximately $            , assuming the number of shares that we offer, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and other estimated expenses.

We intend to use the net proceeds from this offering to redeem the following debt in the following priority:

•	$242.1 million aggregate principal amount of INI Senior Secured Notes due 2011, or the First Lien Senior Secured Notes;

•	$80.0 million aggregate principal amount of INI Subordinated Secured Notes due 2011, or the Second Lien Subordinated Secured Notes;

•	$6.2 million aggregate principal amount of our 15% Senior Secured Notes due 2010, or the 2006 Notes;

•	$38.4 million aggregate principal amount of our 15% Senior Secured Notes due 2010, or the 2005 Notes; and

•	$32.2 million aggregate principal amount of our 13% Subordinated Term Loan Notes due 2011, or the Subordinated Term Loan Notes.

Any remaining net proceeds will be used for working capital and general corporate purposes.

The terms of the First Lien Senior Secured Notes require us to use at least 50% of the net proceeds from this offering to redeem the First Lien Senior Secured Notes at a redemption price equal to 115% of the principal amount redeemed plus accrued and unpaid interest on the redeemed First Lien Senior Secured Notes. The First Lien Senior Secured Notes have a stated maturity date of June 30, 2011. Interest on the First Lien Senior Secured Notes accrues at a rate per annum equal to 8% plus the greater of (a) 4.5% or (b) the London Inter-Bank Offered Rate, or LIBOR, for the applicable interest period. In December 2007, our subsidiary INI issued $257.3 million in principal amount of the First Lien Senior Secured Notes, the proceeds of which were used to pay part of the purchase price in our acquisition of Various. We intend to use 50% of the net proceeds from this offering to redeem the relevant portion of outstanding principal amount of First Lien Senior Secured Notes at a redemption price equal to 115% of the outstanding principal amount plus accrued and unpaid interest through the redemption date. The balance of the notes will be redeemed at a redemption price of 105% of the principal amount redeemed plus accrued and unpaid interest.

In December 2007, INI also issued $80.0 million in principal amount of Second Lien Subordinated Secured Notes as partial payment of the purchase price of Various. The Second Lien Subordinated Secured Notes have a stated maturity date of December 6, 2011. Interest accrues on the Second Lien Subordinated Secured Notes at a rate of 15% per annum. We intend to use the net proceeds from this offering to redeem all the outstanding principal amount of Second Lien Subordinated Secured Notes at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest through the redemption date.

Our 2006 Notes were issued in August 2006 as our 15% Senior Secured Notes due 2010. The 2006 Notes have a stated maturity date of July 31, 2010 and accrue interest at a rate of 15% per annum. We intend to use the net proceeds from this offering to redeem all the outstanding principal amount of 2006 Notes at a redemption price equal to 101.5% of the outstanding principal amount plus accrued and unpaid interest through the redemption date.

Our 2005 Notes were issued in August 2005 as our 11% Senior Secured Notes due 2010. The 2005 Notes have a stated maturity date of July 31, 2010 and have been amended to accrue interest at a rate of 15% per annum. We intend to use the net proceeds from this offering to redeem all the outstanding principal amount of 2005 Notes at a redemption price equal to 101.5% of the outstanding principal amount plus accrued and unpaid interest through the redemption date.

Our Subordinated Term Loan Notes have a stated maturity date of October 1, 2011 and accrue interest at a rate of 13% per annum. We intend to use the net proceeds from this offering to redeem all the outstanding principal amount of Subordinated Term Loan Notes at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest through the redemption date. Under the terms of the intercreditor agreement, dated as of December 6, 2007, among us and our subsidiaries, the holders of the Subordinated Term Loan Notes and the holders of the Subordinated Convertible Notes, the Subordinated Term Loan Notes may not be redeemed prior to the redemption or conversion of the Subordinated Convertible Notes. The Subordinated Convertible Notes, by their terms, may not be converted prior to December 7, 2008.

The underwriters’ over-allotment option, if exercised in full, provides for the issuance of up to additional shares of our common stock, for additional net proceeds of $            . Any proceeds obtained upon exercise of the over-allotment option will be used for general working capital purposes.

We will have broad discretion over the manner in which the remaining additional net proceeds of the offering, if any, will be applied, and we may not use these proceeds in a manner desired by our stockholders. Although we have no present intention of doing so, future events may require us to reallocate the offering proceeds. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

The initial public offering price will be determined by negotiation between the representative of the underwriters and us and may not be indicative of prices that will prevail in the trading market.

DIVIDEND POLICY

We have never paid or declared dividends on our common stock. We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future, as we currently plan to retain any earnings to maintain and expand our existing operations. Payments of any cash dividends in the future, however, is within the discretion of our board of directors and will depend on our financial condition, results of operations and capital and legal requirements as well as other factors deemed relevant by our board of directors. In addition, our ability to pay dividends is prohibited by the terms of our outstanding debt and we expect that any future credit facility will contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. If the proceeds of this offering are not sufficient to repay all of our outstanding debt, we will be limited by such restrictions on declaring dividends and INI will be restricted in its ability to distribute income up to us.

CAPITALIZATION

Please read the following capitalization table together with the sections of this prospectus entitled “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

The following table sets forth our cash, excluding restricted cash, and our consolidated capitalization as of September 30, 2008:

•	on an actual, historical basis;

•	on a pro forma basis reflecting (i) our issuance of shares of common stock upon the conversion of the Subordinated Convertible Notes of INI (assuming maximum conversion of 17% of our fully diluted equity and based upon the midpoint of the range set forth on the front cover of this prospectus), (ii) the issuance of 204,231,016 shares of common stock upon the conversion of all of the shares of our outstanding preferred stock, (iii) the issuance of 36,796,500 shares of common stock upon the conversion of all of the outstanding shares of our Series B common stock, and (iv) the issuance of 142,733,364 shares of common stock upon the exercise of common stock warrants that will terminate if not exercised concurrently with the consummation of this initial public offering; and

•	on a pro forma as adjusted basis reflecting (i) all of the foregoing pro forma adjustments, (ii) the sale of shares of our common stock in this offering at the assumed initial offering price of $ per share, the midpoint of the range set forth on the front cover of this prospectus, after deducting underwriting discounts and commissions and giving effect to the receipt of the estimated proceeds; and (iii) the prepayment of certain indebtedness under our existing notes as further described in “Use of Proceeds.”

	As of September 30, 2008
	Actual	Pro Forma	Pro Forma as Adjusted
	(unaudited) (dollars in thousands except share data)
Cash	$35,355	$38,622	$
Indebtedness:
Debt issued by INI in connection with the acquisition of Various
First Lien Senior Secured Notes, net of unamortized discount of $27,199	$214,930	$214,930	$
Second Lien Subordinated Secured Notes, net of unamortized discount of $5,451	74,549	74,549
Subordinated Convertible Notes, net of unamortized discount of $22,006	89,526	—
Other, net of unamortized discount of $953	4,047	4,047
2005 Notes and 2006 Notes, net of unamortized discount of $2,192	42,338	42,338
Subordinated Term Loan Notes	32,242	32,242
Total Indebtedness	457,632	368,106

	As of September 30, 2008
	Actual	Pro Forma	Pro Forma as Adjusted
	(unaudited) (dollars in thousands except share data)
Stockholders’ deficiency:
Preferred stock, $0.01 par value, 250,000,000 shares authorized and 450,000,000 authorized pro forma and pro forma as adjusted
Series A Convertible Preferred Stock, 50,000,000 shares authorized, 35,334,011 shares issued and outstanding, actual, no shares issued and outstanding pro forma and pro forma as adjusted	353	—
Series B Convertible Preferred Stock, 200,000,000 shares authorized; and 168,897,005 shares issued and outstanding, actual, no shares outstanding pro forma and pro forma as adjusted	1,689	—
Common stock, $0.01 par value, 1,250,000,000 shares authorized
Common stock voting, 1,000,000,000 shares authorized; 104,956,481 shares issued and outstanding, actual, , pro forma, and pro forma as adjusted	1,050	—
Series B non-voting common stock, 250,000,000 shares authorized; and 36,796,500 shares issued and outstanding, actual, no shares issued and outstanding pro forma and pro forma as adjusted	368	—
Capital in excess of par	83,122	172,927
Accumulated deficit	(131,043)	(131,043)
Total stockholders’ (deficiency) equity	(44,461)	—
Total capitalization	$413,171	$—	$

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share of the common stock after this offering. Our net tangible book value as of September 30, 2008 after giving effect to: (i) our issuance of           shares of common stock upon the conversion of the Subordinated Convertible Notes of INI (assuming maximum conversion of 17% of our fully diluted equity and based upon the midpoint of the range set forth on the cover of this prospectus), (ii) the issuance of 204,231,016 shares of common stock upon the conversion of all of the shares of our outstanding preferred stock, (iii) the issuance of 36,796,500 shares of common stock upon the conversion of all of the outstanding shares of our Series B common stock, and (iv) the issuance of 142,733,364 shares of common stock upon the exercise of common stock warrants that will terminate if not exercised concurrently with the consummation of the initial public offering, would have been $            , or $            per share of common stock based on              shares outstanding before this offering. Net tangible book value per share represents the amount of the total tangible assets less total liabilities, divided by the number of shares of common stock that are outstanding.

After giving effect to the sale by us of              shares of common stock at an assumed initial public offering price of $            per share, the midpoint of the range on the front cover of this prospectus and after deducting the estimated underwriting discounts and commissions and offering expenses, the adjusted net tangible book value as of September 30, 2008 would have been $            million, or $            per share. This represents an immediate increase in net tangible book value of $            per share to existing stockholders and an immediate and substantial dilution in net tangible book value of $            per share to investors purchasing common stock in this offering. The following table illustrates this per share dilution:

Assumed initial offering price per share to the public	$
Net historical tangible book value as of September 30, 2008 after conversions
Increase attributable to new public investors
As adjusted net tangible book value per share after this offering
Dilution in adjusted net tangible book value per share to new investors	$

A $1.00 increase (decrease) in the initial public offering price from the assumed initial public offering price of $            per share would increase (decrease) our adjusted net tangible book value after giving effect to this offering by approximately $            million, increase (decrease) our adjusted net tangible book value per share after giving effect to the offering by $            per share and increase (decrease) the dilution in net tangible book value per share to new investors in this offering by $            per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses and assuming no other change to the number of shares offered by us as set forth on the cover page of this prospectus. An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold by us in the offering, assuming no change in the initial public offering price from the price assumed above, would increase (decrease) our adjusted net tangible book value after giving effect to this offering by approximately $             million, increase (decrease) our adjusted net tangible book value per share after giving effect to this offering by $            per share, and increase (decrease) the dilution in net tangible book value per share to new investors in this offering by $            per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

The following table summarizes on an as adjusted basis as of September 30, 2008 the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and to be paid by new investors in this offering at an assumed initial public offering price of $            per share, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Purchased		Total Consideration
	Amount	Percent	Amount	Percent	Average price per share
(in thousands, except per share data)
Existing stockholders		%	$	%	$
Investors in this offering		%		%	$
Total		100.0%	$	100.0%

UNAUDITED PRO FORMA FINANCIAL DATA

The following unaudited pro forma consolidated statement of operations gives effect to the acquisition of Various as if it had been completed on January 1, 2007. Our consolidated financial statements for the year ended December 31, 2007 include the results of operations of Various from its acquisition date on December 7, 2007 to December 31, 2007. The 2007 financial statements of Various include its results of operations for the period from January 1, 2007 to December 6, 2007.

The pro forma consolidated financial data has been prepared by our management based upon the financial statements of Various included elsewhere within this prospectus and reflects certain estimates and assumptions described in the accompanying notes to the pro forma statement. This unaudited pro forma consolidated statement of operations should be read in conjunction with our audited financial statements and the audited financial statements of Various which are included elsewhere in this prospectus.

The pro forma statement of operations is not necessarily indicative of operating results which would have been achieved had the foregoing transaction actually been completed at the beginning of 2007 and should not be construed as representative of future operating results.

Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2007

	FriendFinder Networks Inc.	Various, Inc.	Pro Forma Adjustments		Pro Forma Consolidated
	(in thousands, except for per share data)
Net revenue	$48,073	$289,480	$(13,106	)(1)	$332,907
			8,460	(2)
Cost of net revenue	23,330	75,603	(526	)(3)	98,407
Gross profit	24,743	213,877	(4,120)		234,500
Operating expenses
Product development	1,002	10,327			11,329
Sales and marketing	7,595	63,888			71,483
General and administrative	24,466	57,787	683	(4)	75,836
			(7,100	)(5)
Depreciation & amortization	5,091	3,634	33,559	(6)	42,810
			526	(3)
VAT expense	—	13,106	(13,106	)(1)	—
Impairment of other intangible assets and goodwill	6,056				6,056
Total operating expenses	44,210	148,742	14,562		207,514
Operating (loss) income	(19,467)	65,135	(18,682)		26,986
Interest expense, net of interest income	(15,953)	860	(62,663	)(7)	(77,756)
Other (expense) income, net	(927)	(16,854)			(17,781)
(Loss) income before income taxes	(36,347)	49,141	(81,345)		(68,551)
Benefit (provision) for income taxes	6,430	(577)	9,092	(8)	14,945
Net (loss) income	$(29,917)	$48,564	$(72,253)		$(53,606)
Net (loss) income per common share — basic and diluted	$(0.23)				$(0.20)
Weighted average common shares outstanding — basic and diluted(9)	132,193				274,706

Notes to the Unaudited Pro Forma Consolidated Statement of Operations

(1)	Reclassification of VAT expense recorded by Various as operating expenses in its 2007 financial statements to revenue to conform with our classification.

(2)	Includes net revenue that Various would have recognized for the period from December 7, 2007 through December 31, 2007 absent the acquisition by eliminating the non-recurring adjustment to reduce deferred revenue of Various to fair value at the date of acquisition.

(3)	Reclassification of amortization of capitalized software recorded by Various as cost of net revenue in its 2007 financial statements to depreciation and amortization to conform with our classification.

(4)	To adjust expense due to new employment agreements for: increase in Chief Operating Officer salary, $200,000; new Chief Financial Officer, $333,000; and on-going board of directors’ fees of $150,000.

(5)	To eliminate non-recurring bonuses paid to employees of Various in connection with the acquisition of Various by us.

(6)	To reflect amortization expense due to the purchase accounting adjustments to fair value Various’ intangible assets and capitalized software. The fair value assigned to Various’ intangible assets and capitalized software was $182.5 million. The calculation of increased amortization resulting from adjusting identifiable assets to fair value is as follows:

Asset	Life	Value	Annual Amortization
		(in thousands)
Contracts	3-5	$76,100	$15,615
Customers	2-4	23,500	11,424
Domain names	Indefinite	55,000	—
Non-compete agreements	3	10,600	3,541
Software	3	17,300	5,767
Total		$182,500	$36,347
Amortization of capitalized software by Various for the period January 1, 2007 through December 6, 2007			(526)
Amortization recorded in the period from December 7, 2007 through December 31, 2007			(2,262)
Pro forma adjustment			$33,559

(7)	To record interest expense and discount amortization in connection with the debt issued to finance the Various acquisition, as follows:

	First Lien Senior Secured Notes		Second Lien Subordinated Secured Notes	Subordinated Convertible Notes	Other Note	Total
	(in thousands, except for percentage data)
Principal	$257,338		$80,000	$105,720	5,000	$48,058
Stated interest rate	13	%(a)	15%	6%	—%
Annual interest, exclusive of discount amortization	33,763		12,000	6,343	—	52,106
Amortization of discount	8,141		1,472	4,644	540	14,797
Amortization of deferred financing fees						561
Total annual interest including amortization of deferred financing fees						67,464
Less amounts recorded from the period December 7, 2007 to December 31, 2007:
Interest expense	2,438		867	440	—	3,745
Amortization of discount	541		136	304	37	1,018
Amortization of deferred financing fees						38
Total						4,801
Additional amount to be recognized						$62,663

(a)	Based on the LIBOR in effect at December 6, 2007.

(8)	To adjust the benefit for income taxes based on pro forma income before income taxes for the year ended December 31, 2007. Prior to its acquisition by us, Various and certain of its subsidiaries and affiliates operated as S corporations for federal and state income tax purposes and were thus subject only to California state income tax at a 1.54% rate.

(9)	The pro forma basic and diluted net loss per share is based on the weighted average number of shares of our common stock outstanding including shares underlying common stock purchase warrants (including warrants issued in connection with the financing of the Various acquisition), which are exercisable at the nominal price of $0.00001 per share, as follows:

	As reported	Pro forma
	(in thousands)
Common stock voting	71,222	71,222
Series B common stock	36,797	36,797
Warrants exercisable at $0.00001 per share	24,174	166,687
	132,193	274,706

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth selected historical consolidated financial data of us and our predecessor as of the dates and for the periods indicated. The statement of income data for the years ended December 31, 2007, 2006 and 2005 as well as the balance sheet data as of December 31, 2007 and 2006 are derived from our audited consolidated financial statements also included as part of this prospectus. In their report dated December 22, 2008, which is also included in this prospectus, our independent registered public accounting firm stated that events of default have occurred under certain of our debt agreements allowing noteholders to demand payment of our 2005 Notes and 2006 Notes, and our subsidiary’s First Lien Senior Secured Notes, Second Lien Subordinated Secured Notes and Subordinated Convertible Notes and that these conditions raise substantial doubt about our ability to continue as a going concern. The balance sheet data for the year ended December 31, 2005 is derived from our audited consolidated financial statements which are not contained in this prospectus. The audited consolidated financial statements are prepared in accordance with U.S. GAAP and have been audited by Eisner LLP, an independent registered public accounting firm.

The selected consolidated statements of operations data for the year ended December 31, 2004 reflects our audited results from inception on October 5, 2004 (from Chapter 11 reorganization) to December 31, 2004 and were derived from audited financial statements not included in this prospectus. The consolidated statements of operations data for the nine month period from January 1, 2004 to September 30, 2004 is prior to our inception and represents the unaudited results of our predecessor company (General Media, Inc. and Subsidiaries), which are derived from consolidated financial statements not included in this prospectus. The selected consolidated balance sheet data as of December 31, 2004 is derived from our audited consolidated financial statements not included in this prospectus. The consolidated statements of operations data for the year ended December 31, 2003 and the selected consolidated balance sheet data as of December 31, 2003 are derived from unaudited consolidated financial statements of our predecessor company (General Media, Inc. and its subsidiaries) and are not included in this prospectus.

These historic results are not necessarily indicative of results for any future period and the year to date results are not necessarily indicative of our full year performance. You should read the following selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	FriendFinder Networks Inc. (formerly known as Penthouse Media Group Inc.) Consolidated Data(1)						General Media, Inc. (Predecessor Company)
	Nine Months Ended September 30,		Year Ended December 31,
	2008(2)	2007	2007(2)	2006	2005	From Inception (October 5, 2004) to December 31, 2004	January 1, 2004 to September 30, 2004	Year Ended December 31, 2003
	(unaudited)						(unaudited)	(unaudited)
			(in thousands, except per share data)
Statements of Operations and Per Share Data:
Net revenue	$243,887	$26,669	$48,073	$29,965	$31,040	$8,992	$27,278	$38,867
Cost of net revenue	73,285	12,799	23,330	15,927	14,336	3,904	11,662	14,727
Gross profit	170,602	13,870	24,743	14,038	16,704	5,088	15,616	24,140
Operating expenses
Product development	10,120	—	1,002	—	—	—	—	—
Selling and marketing	46,045	3,335	7,595	1,430	1,552	117	383	347
General and administrative.	66,344	14,495	24,466	24,354	24,108	4,179	12,840	17,728
Depreciation & amortization	30,492	2,508	5,091	3,322	3,062	684	142	1,379
Impairment of goodwill	—	—	925	22,824	—	—	—	—
Impairment of other intangible assets	—	—	5,131	—	—	—	—-	1,092
Total operating expenses	153,001	20,338	44,210	51,930	28,722	4,980	13,365	20,546
Operating income (loss)	17,601	(6,468)	(19,467)	(37,892)	(12,018)	108	2,251	3,594
Interest and other expense, net	59,920	8,356	16,880	12,049	4,854	2,079	10,384	9,989
Loss before income tax benefit	(42,319)	(14,824)	(36,347)	(49,941)	(16,872)	(1,971)	(8,133)	(6,395)
Income tax benefit (expense)	9,977	—-	6,430	—	—	—	(18)	808
Loss before cumulative effect of change in accounting principle	(32,342)	(14,824)	(29,917)	(49,941)	(16,872)	(1,971)	(8,151)	(5,587)
Cumulative effect of change in accounting principle	—	—	—	—	—	—	—	379
Net loss	$(32,342)	$(14,824)	$(29,917)	$(49,941)	$(16,872)	$(1,971)	$(8,151)	$(5,208)
Net loss per common share — basic and diluted(3)	$(0.12)	$(0.12)	$(0.23)	$(0.45)	$(0.16)	$(0.02)	$(17.09)	$(10.96)
Weighted average common shares outstanding — basic and diluted(3)	274,706	121,714	132,193	111,088	105,013	100,000	477	475

	FriendFinder Networks Inc. (formerly known as Penthouse Media Group Inc.) Consolidated Data(1)						General Media Inc. (Predecessor Company)
	As of September 30,		As of December 31,				As of December 31,
	2008(2)	2007	2007(2)	2006	2005	2004	2003
	(unaudited)						(unaudited)
	(in thousands)
Consolidated Balance Sheet Data (at period end):
Cash, restricted cash and equivalents	$43,259	$249	$23,722	$2,998	$12,443	$1,073	$1,154
Total Assets	646,598	66,485	649,868	70,770	99,685	88,741	13,690
Long-term debt classified as current due to events of default, net of unamortized discount(4)	411,019	—	417,310	—	—	—	—
Long-term debt	35,379	67,252	35,379	63,166	54,126	44,874	39,897
Deferred revenue	48,393	5,255	27,214	6,974	5,535	5,923	6,385
Total Liabilities	691,059	98,601	661,987	91,516	80,523	72,872	84,013
Convertible preferred stock	2,042	353	2,042	353	252	—	12,869
Accumulated deficit	(131,043)	(83,608)	(98,701)	(68,784)	(18,843)	(1,971)	(70,328)
Total stockholders’ equity (deficiency)	(44,461)	(32,116)	(12,119)	(20,746)	19,162	15,869	(70,323)

	FriendFinder Networks Inc. (formerly known as Penthouse Media Group Inc.) Consolidated Data(1)						General Media Inc. (Predecessor Company)
	Nine Months Ended September 30,		Year Ended December 31,
	2008(2)	2007	2007(2)	2006	2005	From Inception (October 5, 2004) to December 31, 2004	January 1, 2004 to September 30, 2004	Year Ended December 31, 2003
	(unaudited)						(unaudited)	(unaudited)
	(in thousands)
Other Data
Net cash provided by (used in) operating activities	$51,297	$(3,626)	$4,744	$(16,600)	$(9,866)	$(3,096)	$1,233	$(2,042)
Net cash (used in) provided by investing activities	(8,113)	(2,577)	(149,322)	(3,414)	(4,393)	(753)	312	—
Net cash provided by (used in) financing activities	(15,210)	3,454	148,961	10,569	25,629	2,986	(750)	2,990

(1)	Prior period amounts were reclassified to conform to the current period classification. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of certain business acquisitions.

(2)	Net revenue for the nine months ended September 30, 2008 and the year ended December 31, 2007 does not reflect $18.5 million and $8.5 million, respectively, due to a non-recurring purchase accounting adjustment that required the deferred revenue at the date of the acquisition of Various to be recorded at fair value.

(3)	Basic and diluted loss per share is based on the weighted average number of shares of common stock outstanding and Series B common stock including shares underlying common stock purchase warrants which are exerciseable at the nominal price of $0.00001 per share. For information regarding the computation of per share amounts, refer to Note B.24 of our December 31, 2007 consolidated financial statements included elsewhere in this prospectus.

(4)	Excludes $10,324 at September 30, 2008 of principal amortization of First Lien Senior Secured Notes required to be paid on February 15, 2009, which is classified as a current portion of long-term debt.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited and audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading internet-based social networking and multimedia entertainment company operating several of the most heavily visited social networking websites in the world. Through our extensive network of websites, since our inception, we have built a base of over 270 million members in approximately 170 countries offering a wide variety of online services so that our members can interact with each other and access the content available on our websites. Our websites are intended to appeal to members of diverse cultures and interest groups and include social networking, live interactive video and premium content websites. Our most heavily visited social networking and entertainment websites include AdultFriendFinder.com, Amigos.com, AsiaFriendFinder.com, Cams.com, FriendFinder.com, BigChurch.com and SeniorFriendFinder.com. Our revenue to date has been primarily derived from subscription and paid-usage adult-oriented products and services. In addition to our online products and services, we also produce and distribute original pictorial and video content, license the globally-recognized Penthouse brand to a variety of consumer product companies and entertainment venues and publish branded men’s lifestyle magazines.

Historically, we operated our business in and generated our revenue from four segments: internet, publishing, studio and licensing. The internet segment consisted of our social networking, live interactive video and premium content websites. The publishing segment was comprised of publishing Penthouse magazine as well as other magazines and digests. The studio segment was comprised of our production of original adult video and pictorial content, and our library of over 650 films, over 10,000 hours of video content and over one million images. The licensing segment included the licensing of the Penthouse name, logos, trademarks and artwork for the manufacture, sale and distribution of consumer products.

On December 6, 2007, we acquired Various for approximately $401.0 million and became one of the world’s leading social networking and multimedia entertainment companies. The total consideration included approximately $137.0 million of cash and notes valued at approximately $248.0 million together with related warrants to acquire approximately 57.5 million shares of common stock, valued at approximately $16.0 million. Our results of operations for 2007 include 25 days of revenue and expenses from Various after giving effect to certain purchase accounting adjustments discussed below.

Due to the significance of the acquisition of Various and based on a review of Statement of Financial Accounting Standards or, SFAS, No. 131, Disclosures about Segments of an Enterprise and Related Information, we have determined that we now operate in two segments, internet and entertainment and we have revised prior financial results to reflect the two segments. The internet segment now includes Various and our social networking, live interactive video and premium content websites and the entertainment segment includes the former publishing, studio and licensing segments.

Our internet segment offers services and features that include social networking, online personals, premium content, live interactive video, recorded video, online chatrooms, instant messaging, photo, video and voice sharing, blogs, message boards and free e-mail. Our market strategy is to grow this segment and expand our service offerings with complimentary services and features.

Our entertainment segment produces and distributes original pictorial and video content, licenses the globally-recognized Penthouse brand to a variety of consumer product companies and entertainment venues and publishes branded men’s lifestyle magazines. We continually seek to expand our licenses and products in new markets and retail categories both domestically and internationally.

Our History

Our predecessor company was incorporated in Delaware in 1993 under the name General Media, Inc., or GMI. GMI filed for bankruptcy on August 12, 2003 under Chapter 11 of the United States Bankruptcy Code and in November 2003, Marc H. Bell and Daniel C. Staton formed PET Capital Partners LLC, or PET, to acquire GMI’s secured notes and preferred stock.

On October 5, 2004, GMI emerged from Chapter 11 protection with all new equity distributed solely to the holders of the GMI secured notes. The reorganized capital structure also included approximately $32.5 million of Subordinated Term Loan Notes distributed to former secured and unsecured creditors. Concurrently with the emergence from Chapter 11, we changed the name of the company to Penthouse Media Group Inc. and PET sold a minority position of non-voting Series B common stock to one of our stockholders.

During 2005, we consummated the sale of $33 million of 2005 Notes and $15 million of Series A Convertible Preferred Stock to fund the retirement of a $20 million credit facility, to fund the repayment of $7.5 million of our Subordinated Term Loan Notes, to fund the purchase of certain trademark assets and for general corporate purposes.

On March 31, 2006, we changed our state of incorporation from Delaware to Nevada.

On August 28, 2006, we consummated an offering of $5.0 million of 2006 Notes and $6.0 million of additional Series A Convertible Preferred Stock to fund the acquisition of substantially all of the assets of the debtor estate of Jill Kelly Productions, Inc., a production company, and for general corporate purposes.

On October 25, 2006, we acquired the outstanding shares of Danni.com business, an adult internet content provider, for $1.4 million in cash and approximately 2.5 million shares of common stock valued at $1.5 million, for which we issued an additional $0.9 million of Subordinated Term Loan Notes to fund part of the purchase price consideration.

In November 2007, we consummated an offering of $5.0 million of Series B Convertible Preferred Stock at a price of $0.029604 per share. The purchasers in the offering included certain current stockholders, including Messrs. Staton and Bell and one of our directors, Barry Florescue. We used the proceeds from the Series B Convertible Preferred Stock offering to pay expenses relating to our acquisition of Various in December 2007 and for working capital.

On July 1, 2008, we changed our name from Penthouse Media Group Inc. to FriendFinder Networks Inc.

Key Factors Affecting Our Results of Operations

Net Revenue

Our net revenue is affected primarily by the overall demand for online social networking and personals services. Our net revenue is also affected by our ability to deliver user content together with the services and features required by our users’ diverse cultures, ethnicities and interest groups.

The level of our net revenue depends to a large degree on the growth of internet users, increased internet usage per user and demand for adult content. Our net revenue also depends on demand for online advertising, credit card availability and other payment methods in countries in which we have members, general economic conditions, and government regulation. Online advertising may be affected by corporate spending due to the conditions of the overall economy. Our net revenue could be impacted by foreign and domestic government laws that affect companies conducting business on the internet. Laws which may affect our operations relating to payment methods, including the use of credit cards, user privacy, freedom of expression, content, advertising, information security, internet obscenity and intellectual property rights are currently being considered for adoption by many countries throughout the world.

Internet Revenue

As a result of the acquisition of Various, approximately 92% of our net revenue for the nine months ended September 30, 2008 was generated from our internet segment comprised of social networking, live interactive video and premium content websites. We derive our revenue primarily from subscription fees and pay-by-usage fees.

These fees are charged in advance and recognized as revenue over the term of the subscription or as the advance payment is consumed on the pay-by-usage basis, which is usually immediately. VAT is presented on a net basis and are excluded from revenue.

Net revenue consists of all revenue net of credits back to customers for disputed charges and any chargeback expenses from credit card processing banks for such items as cancelled subscriptions, stolen cards and non-payment of cards. We estimate the amount of chargebacks that will occur in future periods to offset current revenue. For the nine months ended September 30, 2008, and the years ended December 31, 2007 and 2006, these credits and chargebacks have held steady at slightly under 4% of gross revenue, while chargebacks alone have been less than 1% of gross revenue.

In addition, our net revenue was reduced for the nine months ended September 30, 2008 in the amount of $18.5 million due to a purchase accounting adjustment that required deferred revenue at the date of acquisition to be recorded at fair value to reflect a normal profit margin for the sales effort after the acquisition (in effect a reduction to deferred revenue reflected in the historical financial statements of Various to eliminate any profit related to selling or other efforts prior to the acquisition date). This reduction did not impact the service to be provided to our online subscribers or the cash collected by us associated with these subscriptions. Future revenue will not be impacted by this non-recurring adjustment.

Various’ net revenue grew from $130.1 million in 2004 to $310.0 million in 2007, which approximates an annual compounded growth rate of 33.6% (excluding the impact of certain purchase accounting adjustments). This rapid growth was primarily the result of the acquisition in March 2005 of Streamray, Inc., which provides live interactive video services. The live interactive video portion of the business grew at a faster rate than the social networking business through the end of 2007, however for the nine months ended September 30, 2008 our social networking business has been growing at a faster rate.

Various’ business has grown rapidly since inception and we expect that Various’ business will continue to grow. We believe that we have new opportunities to substantially increase revenue by adding new features to our websites, expanding in foreign markets and generating third party advertising revenue from our internet websites, which allow us to target specific demographics and interest groups within our member base. However, our revenue growth rate has declined over the past year and may continue to do so as a result of increased penetration of our services over time and as a result of increased competition.

Entertainment Revenue

Entertainment revenue consists of studio production and distribution, licensing of the Penthouse name, logos, trademarks and artwork for the manufacture, sale and distribution of consumer products and publishing revenue. We derive revenue through third party license agreements for the distribution of our programming where we either receive a percentage of revenue or a fixed fee. The revenue sharing arrangements are usually either a percentage of the subscription fee paid by the customer or a percentage of single program or title fee purchased by the customer. Our fixed fee contracts may receive a fixed amount of revenue per title, group of titles or for a certain amount of programming during a period of time. Revenue from the sale of magazines at newsstands is recognized on the on-sale date of each issue based on an estimate of the total sell through, net of estimated returns. The amount of estimated revenue is adjusted in subsequent periods as sales and returns information becomes available. Revenue from the sale of magazine subscriptions is recognized ratably over their respective terms.

Cost of Net Revenue

Cost of net revenue for the internet segment is primarily comprised of commissions, which are expensed as incurred, paid to our affiliate websites and revenue shares for online models and studios in connection with our live interactive video websites. We estimate that cost of net revenue will decrease as a percentage of net revenue primarily due to improvement in our affiliate commission structure and revenue sharing arrangements with our models and studios as net revenue increases. Cost of net revenue for the entertainment segment consists primarily of publishing costs including costs of printing and distributing magazines and studio costs which principally consist of the cost of the production of videos. These costs are capitalized and amortized over three years which represents the estimated period during which substantially all the revenue from the content will be realized.

Product Development

Product development expense consists of the costs incurred for maintaining the technical staff which are primarily engineering salaries related to the planning and post-implementation stages of our website development efforts. These costs also include amortization of the capitalized website costs attributable to the application development stage. We expect our product development expenses to remain stable as a percentage of revenue as we continue to develop new websites, services, content and features which will generate revenue in the future.

Selling and Marketing

Selling and marketing expenses consist principally of advertising costs, which we pay internet search engines for key word searches to generate traffic to our websites. Selling and marketing expenses also include salaries and incentive compensation for selling and marketing personnel and related costs such as public relations. Additionally, the entertainment segment includes certain nominal promotional publishing expenses. We believe that our selling and marketing expenses will remain relatively constant as a percentage of revenue as these expenses are relatively variable and within the discretion of management, therefore increases or decreases in the dollar amount of selling and marketing expenses should be approximately proportional to the increase or decrease in net revenue.

General and Administrative

General and administrative expenses relate primarily to our corporate personnel related costs, professional fees, occupancy, credit card processing fees and other overhead costs. We expect that the total amount of our general and administrative expenses will increase significantly due to the regulatory and compliance obligations associated with being a public company, however, we anticipate that these expenses will decrease as a percentage of net revenue as a large portion of these expenses are relatively fixed in nature and do not increase with a corresponding increase in net revenue.

Depreciation and Amortization

Depreciation and amortization is primarily depreciation expense on our computer equipment and amortization is primarily attributable to intangible assets and internal-use software acquired in acquisitions. We expect our depreciation and amortization expenses to decrease due to purchases of new hardware and software associated with our growth plans increasing at a slower rate than our anticipated growth in net revenue. If we acquire other businesses which results in additional intangible assets, the amortization of any acquired intangible assets could cause our depreciation and amortization expense to increase as a percentage of net revenue.

In addition, as a result of purchase accounting rules, fair values were established for intangibles and internal-use software. The new total value of these intangibles and internal-use software was $182.5 million. We must reflect the depreciation and amortization of the value of these intangibles and internal-use software in the statement of operations for periods beginning on December 7, 2007. The amortization periods vary from two to seven years with the weighted average amortization period equaling approximately five years. Approximately $27.3 million of the depreciation and amortization for the nine months ended September 30, 2008 was as a result of the amortization of these intangibles.

Interest Expense, Net of Interest Income

Interest expense, net of interest income mainly represents interest expense recognized from the debt incurred in connection with the acquisition of Various and an increase in interest expense related to our debt incurred prior to the acquisition. Included in interest expense is amortization of note discounts due to certain warrants issued in connection with the 2005 Notes, 2006 Notes, First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes and amortization of a discount to record the fair value of the Subordinated Convertible Notes at the date of issuance. We expect interest expense to decline after we become a public company because the proceeds from this offering are expected to be used to repay certain long-term notes as required by the terms of such notes.

Income Taxes

At December 31, 2007, we had net operating loss carryforwards for federal income tax purposes of approximately $95.9 million available to offset future taxable income, which expire at various dates from 2024 through 2027. Our ability to utilize approximately $15.9 million of these carryforwards related to the periods prior to our exit from Chapter 11 reorganization proceedings is limited due to changes in our ownership, as defined by federal tax regulations. Realization of the deferred tax assets is dependent on the existence of sufficient taxable income within the carryforward period, including future reversals of taxable temporary differences.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect both the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are subject to an inherent degree of uncertainty. Our significant accounting policies are more fully described in Note B to our 2007 consolidated financial statements, included elsewhere in this prospectus. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment in making certain assumptions to be used in making such estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observation of trends in our industry and information available from other outside sources as appropriate. Accounting policies that, in their application to our business, involve the greatest amount of subjectivity by way of management judgments and estimates are those relating to:

•	valuation of goodwill, identified intangibles and other long-lived assets including business combinations; and

•	legal contingencies.

Valuation of Goodwill, Identified Intangibles and Other Long-lived Assets, including Business Combinations

We test goodwill and intangible assets for impairment in accordance with SFAS No. 142, Goodwill and Other Intangible Assets and test property, plant and equipment for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We assess goodwill, and other indefinite-lived intangible assets at least annually, or more frequently when circumstances indicate that the carrying value may not be recoverable. Factors we consider important and which could trigger an impairment review include the following:

•	a significant decline in actual projected revenue;

•	a significant decline in performance of certain acquired companies relative to our original projections;

•	an excess of our net book value over our market value;

•	a significant decline in our operating results relative to our operating forecasts;

•	a significant change in the manner of our use of acquired assets or the strategy for our overall business;

•	a significant decrease in the market value of an asset;

•	a shift in technology demands and development; and

•	a significant turnover in key management or other personnel.

When we determine that the carrying value of goodwill and indefinite-lived intangible assets and other long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. In the case of intangible assets and other long-lived assets, this measurement is only performed if the projected undiscounted cash flows for the asset are less than its carrying value.

In 2007, a trademark impairment loss of approximately $5.2 million was recognized, of which approximately $3.7 million was related to licensing intangibles and $1.5 million was related to publishing intangibles. Such loss, which is included in impairment of intangible assets in the 2007 consolidated statement of operations, resulted due to the estimated fair value of certain trademarks being less than their carrying value. We had impairment charges related to goodwill of approximately $0.9 million and $22.8 million in 2007 and 2006, respectively. These losses were attributable to downward revisions of earnings forecasted for future years and an increase in the discount rate due to an increase in the perceived risk of our business prospects related to the entertainment segment.

We have acquired the stock or specific assets of certain companies from 2006 through 2007 some of which were considered to be business acquisitions. Under the purchase method of accounting, the cost, including transaction costs, are allocated to the underlying net assets, based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

The judgments made in determining the estimated fair value and expected useful life assigned to each class of assets and liabilities acquired can significantly impact net income.

As with the annual testing described above, determining the fair value of certain assets and liabilities acquired is subjective in nature and often involves the use of significant estimates and assumptions.

The excess of the purchase price over the estimated fair values of the net assets acquired in Various was recorded as goodwill. Intangible assets which resulted from the acquisition were recorded at estimated fair value at the date of acquisition. Identifiable intangible assets are comprised mainly of studio and service contracts, domain names, customer lists and a non-compete agreement. In addition, purchase accounting requires deferred revenue be restated to actual cost incurred to service the liability in the future, plus a reasonable margin.

In our impairment testing, our forecasts of future performance, the discount rates used in discounted cash flow analysis and comparable company comparisons are all subjective in nature and a change in one or more of the factors could have a material change in the results of such testing and our financial results.

Legal Contingencies

We are currently involved in certain legal proceedings, as discussed in the notes to our audited consolidated financial statements and under “Business—Legal Proceedings.” To the extent that a loss related to a contingency is reasonably estimable and probable, we accrue an estimate of that loss. Because of the uncertainties related to both the amount and range of loss on certain pending litigation, we may be unable to make a reasonable estimate of the liability that could result from an unfavorable outcome of such litigation. As additional information becomes available, we will assess the potential liability related to our pending litigation and make or, if necessary, revise our estimates. Such revisions in our estimates of the potential liability could materially impact our results of operations and financial position.

Segment Information

We divide our business into two reportable segments: internet, which consists of social networking, live interactive video and premium content websites; and entertainment, which consists of studio production and distribution, licensing and publishing. Certain corporate expenses are not allocated to segments. The following table presents our results of operations for the periods indicated for our reportable segments:

	Nine Months Ended September 30,		Year Ended December 31,
	2008	2007	2007	2006	2005
	(unaudited)
	(in thousands)
Net revenue
Internet	$225,218	$6,918	$20,961	$6,623	$5,046
Entertainment	18,669	19,751	27,112	23,342	25,994
Total	243,887	26,669	48,073	29,965	31,040

	Nine Months Ended September 30,		Year Ended December 31,
	2008	2007	2007	2006	2005
	(unaudited)
	(in thousands)
Cost of net revenue
Internet	62,103	2,300	8,479	1,398	140
Entertainment	11,182	10,499	14,851	14,529	14,196
Total	73,285	12,799	23,330	15,927	14,336

Gross profit
Internet	163,115	4,618	12,482	5,225	4,906
Entertainment	7,487	9,252	12,261	8,813	11,798
Total	170,602	13,870	24,743	14,038	16,704

Income (Loss) from operations
Internet	26,819	3,148	(964)	4,088	3,156
Entertainment	(313)	(1,244)	(7,811)	(28,043)	884
Unallocated corporate	(8,905)	(8,372)	(10,692)	(13,937)	(16,058)
Total	$17,601	$(6,468)	$(19,467)	$(37,892)	$(12,018)

Results of Operations

Segments and Periods Presented

Prior to December 2007, we operated in four segments. As a result of our acquisition of Various and based on a review of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, we have determined that we now operate in two segments, internet and entertainment and we have revised prior financial results to reflect these two segments.

We have provided a discussion of our results of operations on a consolidated basis and have also provided certain detailed discussions for each of our segments including the former pre-acquisition results of Various. The results of Various are not included in our results of operations until December 6, 2007, but constitute a substantial portion of our business after that date. As a result, in order to provide a meaningful discussion of our ongoing business, we have provided a discussion of the following:

•	our consolidated results of operations for the nine months ended September 30, 2008 (which include the results of operations of Various) compared to the nine months ended September 30, 2007 (which exclude the results of operations of Various);

•	our consolidated results of operations for the year ended December 31, 2007 (which include 25 days of the results of operations of Various) compared to the year ended December 31, 2006 and the year ended December 31, 2006 compared to the year ended December 31, 2005 (which for the years 2006 and 2005 do not include the results of operations of Various); and

•	Various results of operations for the fiscal period January 1, 2007 through December 6, 2007 compared to the year ended December 31, 2006 and the year ended December 31, 2006 compared to the year ended December 31, 2005.

The following table presents our historical operating results as a percentage of our net revenue for the periods indicated:

	Nine Months Ended September 30,		Year Ended December 31,
	2008	2007	2007	2006	2005
Net revenue	100%	100%	100%	100%	100%
Cost of net revenue	30	48	48	53	46
Gross profit	70	52	52	47	54

Operating expenses:
Product development	4	—	2	—	—
Selling and marketing	19	13	16	5	5
General and administrative	27	54	51	81	78
Depreciation and amortization	13	9	11	11	10
Impairment of intangible assets	—	—	11	—	—
Impairment of goodwill			2	76	—
Total operating expenses	63	76	93	173	93
Income (loss) from operations	7	(24)	(41)	(126)	(39)

Interest expense, net of interest income	(24)	(28)	(33)	(27)	(19)
Loss on modification of debt	—	—	—	(13)	—
Other (expense) income, net	—	(3)	(2)	(1)	3
Loss before income taxes	(17)	(55)	(76)	(167)	(55)

Income tax benefit	4	—	14	—	—

Net loss	(13)%	(55)%	(62)%	(167)%	(55)%

FriendFinder Networks Inc. and Subsidiaries

Nine Months Ended September 30, 2008 as Compared to the Nine Months Ended September 30, 2007

Net Revenue.   Net revenue for the nine months ended September 30, 2008 and 2007 was $243.9 million and $26.7 million, respectively, representing an increase of $217.2 million or 813.5%. Internet revenue increased $218.3 million or 3,156.1% over the same period. The primary increase in internet revenue resulted from the recognition of net internet revenue in the amount of $219.3 million relating to the acquisition of Various in December 2007. Entertainment revenue decreased $1.1 million or 3.5% over the same period. This decrease can be primarily attributed to a decline in publication revenue of $1.6 million as a result of a decline in the number of magazines sold from 2.5 million to 2.2 million, offset by a $1.0 million increase resulting from entering into new video contracts.

Cost of Net Revenue.   Cost of net revenue for the nine months ended September 30, 2008 and 2007 was $73.3 million and $12.8 million, respectively, representing an increase of $60.5 million or 472.7%. The primary reason for the increase in cost of net revenue was the recognition of net revenue costs in the amount of $60.6 million relating to the acquisition of Various.

Product Development.   Product development expense for the nine months ended September 30, 2008 was $10.1 million. There was no product development expense for the nine months ended September 30, 2007. The increase in product development expense was primarily due to the recognition of product development costs in the amount of $10.1 million relating to the acquisition of Various.

Selling and Marketing.   Selling and marketing expense for the nine months ended September 30, 2008 and 2007 was $46.0 million and $3.3 million, respectively, representing an increase of $42.7 million or 1,294.0%. The increase in selling and marketing expense resulted primarily from the recognition of $44.9 million of selling and marketing expense relating to the acquisition of Various, offset by a Super Bowl party held for promotional purposes in 2007, which cost $1.7 million, that did not recur in 2008.

General and Administrative.   General and administrative expense for the nine months ended September 30, 2008 and 2007 was $66.3 million and $14.5 million, respectively, representing an increase of $51.8 million or 357.2%. The increase in general and administrative expense was primarily due to the recognition of general and administrative expense in the amount of $50.6 million relating to the acquisition of Various. In addition, legal and professional fees related to the Various acquisition increased $1.2 million, offset by a decrease of $0.9 million in salaries and wages because of decreased headcount.

Depreciation and Amortization.   Depreciation and amortization for the nine months ended September 30, 2008 and 2007 was $30.5 million and $2.5 million, respectively, representing an increase of $28.0 million or 1,120.0%. The increase in depreciation and amortization costs primarily resulted from the recognition of depreciation and amortization costs in the amount of $30.1 million related to the acquisition of Various.

Interest Expense.   Interest expense, net of interest income for the nine months ended September 30, 2008 and 2007 was $60.0 million and $7.6 million, respectively, representing an increase of $52.4 million or 689.5%. The increase in interest expense was primarily due to additional interest expense recognized in the amount of $51.2 million relating to the debt incurred in connection with the acquisition of Various and an increase in interest expense of $0.8 million and $0.4 million related to our debt incurred prior to the acquisition, respectively.

Interest and Penalties Related to VAT.   Effective July 1, 2003, as a result of a change in the law in the European Union, VAT was required to be collected from customers in connection with their use of internet services in the European Union provided by Various and us and remitted to the taxing authorities in the various European Union countries. A provision and related liability have been recorded for interest and penalties related to the unremitted VAT and failure to file tax returns based on the applicable law of each country in the European Union.

Interest and penalties related to VAT for the nine months ended September 30, 2008 and 2007 were $4.9 million and $0.5 million, respectively, representing an increase of $4.4 million or 880.0%. We started collecting and remitting VAT effective July 1, 2008.

Foreign Exchange Gain/(Loss).   Foreign exchange gain/(loss) for the nine months ended September 30, 2008 and 2007 was $5.2 million and $(0.2) million, respectively, representing a change of $5.4 million. The gain for the nine months ended September 30, 2008 primarily represented the decrease in the U.S. dollar amount of the VAT liability assumed from Various which was denominated in Euros and British pounds due to the strengthening of the U.S. dollar against these currencies.

Income Tax Benefit.   Income tax benefit for the nine months ended September 30, 2008 was $10.0 million. There was no income tax benefit for the nine months ended September 30, 2007. The tax benefit for 2008 is based on the estimated annual effective tax rate for the year ended December 31, 2008 applied to the pretax loss for the nine months ended September 30, 2008. No tax benefits related to losses incurred by us during 2007 prior to the acquisition of Various were recognized in operations due to the recording of a valuation allowance recorded against deferred tax assets resulting from pretax losses.

Net Loss.   Net loss for the nine months ended September 30, 2008 and 2007 was $32.3 million and $14.8 million, respectively, representing an increase of $17.5 million or 118.2%. The larger net loss in 2008 is primarily attributable to the increase in the interest expense resulting from the debt incurred in connection with the acquisition of Various and the increase in depreciation and amortization expense from purchase accounting related to the acquisition.

Year Ended December 31, 2007 as Compared to the Year Ended December 31, 2006

Net Revenue.   Net revenue for the year ended December 31, 2007 and 2006 was $48.1 million and $30.0 million, respectively, representing an increase of $18.1 million or 60.3%. Internet revenue increased $14.3 million or 216.5% over the prior year. The primary increase in internet revenue resulted from the recognition in 2007 of net internet revenue in the amount of $12.0 million relating to the acquisition of Various in December 2007 and $3.0 million attributable to the acquisition of Danni.com in October 2006. Entertainment revenue increased $3.8 million or 16.2% over the prior year. This increase was primarily due to new video and mobile content distribution contracts and magazine licensing, mainly as the result of adding new international magazine licensees. The increase in entertainment revenue was partially offset by a decrease in subscription revenue of $0.4 million as a result of a decrease in the number of subscribers.

The purchase accounting valuation in connection with the acquisition of Various resulted in a $27.6 million reduction in our deferred revenue liability assumed from Various on our December 7, 2007 balance sheet. Approximately $8.5 million, or 30.8%, of this reduction was recognized for the period December 7, 2007 through December 31, 2007.

Cost of Net Revenue.   Cost of net revenue for the year ended December 31, 2007 and 2006 was $23.3 million and $15.9 million, respectively, representing an increase of $7.4 million or 46.5%. The primary reason for the increase in cost of net revenue was the recognition of net revenue costs in the amount of $5.5 million relating to the acquisition of Various in December 2007 and $1.3 million relating to the Danni.com acquisition in October 2006.

Product Development.   Product development expense for the year ended December 31, 2007 was $1.0 million. There was no product development expense for the year ended December 31, 2006. The product development expense in 2007 resulted primarily from the recognition of product development costs in the amount of $1.0 million relating to the acquisition of Various.

Selling and Marketing.   Selling and marketing expense for the year ended December 31, 2007 and 2006 was $7.6 million and $1.4 million, respectively, representing an increase of $6.2 million or 442.9%. The increase in selling and marketing expense resulted primarily from the recognition $4.0 million of selling and marketing expense relating to the acquisition of Various in addition to a Super Bowl party held for promotional purposes in 2007, which cost $1.7 million.

General and Administrative.   General and administrative expense for the year ended December 31, 2007 and 2006 was $24.5 million and $24.4 million, respectively, representing an increase of $0.1 million or 0.0%. The increase in general and administrative expense was primarily due to a decrease of $2.4 million in salaries and travel expenses for corporate administrative personnel and a $1.6 million decrease in direct mail costs. This decrease was primarily offset by the recognition of general and administrative expense in the amount of $3.7 million relating to the acquisition of Various.

Depreciation and Amortization.   Depreciation and amortization for the year ended December 31, 2007 and 2006 was $5.1 million and $3.3 million, respectively, representing an increase of $1.8 million or 54.5%. The increase in depreciation and amortization costs primarily resulted from the recognition of depreciation and amortization costs in the amount of $2.5 million related to the acquisition of Various.

In addition, as a result of purchase accounting, new values were established for intangibles and internal-use software. The new total value of these intangibles and internal-use software was $182.5 million. We began reflecting the amortization and depreciation of the value of these intangibles and internal-use software in the statement of operations for periods beginning on December 7, 2007. The amortization periods vary from two to five years. Approximately $2.3 million of the depreciation and amortization expense for the period December 7, 2007, through December 31, 2007 was a result of the amortization of these intangibles and internal-use software.

Impairment of Intangible Assets.   Impairment of intangible assets for the year ended December 31, 2007 was $5.1 million . There was no impairment of intangible assets for the year ended December 31, 2006. In 2007, a trademark impairment loss of approximately $5.1 million was recognized, of which approximately $3.7 million was related to licensing intangibles and $1.4 million was related to publishing intangibles. The loss resulted due to the estimated fair value of the trademarks being less than their carrying value.

Impairment of Goodwill.   Impairment of goodwill for the year ended December 31, 2007 and 2006 was $0.9 million and $22.8 million, respectively, representing a decrease of $21.9 million or 96.1%. These losses were attributable to downward revisions of earnings forecasted for future years and an increase in the discount rate due to an increase in the perceived risk of our business prospects.

Interest Expense.   Interest expense, net of interest income, for the year ended December 31, 2007 and 2006 was $16.0 million and $7.9 million, respectively, representing an increase of $8.1 million or 102.5%. The increase in interest expense resulted primarily from additional interest expense recognized in the amount of $4.8 million relating to the debt incurred in connection with the acquisition of Various and an increase in interest expense of $2.7 million and $0.5 million related to our outstanding indebtedness incurred prior to the acquisition, respectively.

Interest and Penalties Related to VAT.   A provision and related liability have been recorded for interest and penalties related to the unremitted VAT discussed above and the failure to file tax returns based on the applicable law of each country in the European Union.

Interest and penalties related to VAT for the year ended December 31, 2007 was $1.6 million. There was no interest and penalties related to VAT for the year ended December 31, 2006. We started collecting VAT in connection with the acquisition of Various and for existing internet operations in the relevant E.U. jurisdictions effective July 1, 2008 and assumed the liability for VAT owed by Various at the date of acquisition.

Loss on Modification of Debt.   Loss on modification of debt for the year ended December 31, 2006 was $3.8 million. There was no loss on modification of debt for the year ended December 31, 2007. Debt modifications during the year ended December 31, 2006 were treated as an extinguishment of debt and the creation of new debt. This resulted in a loss attributable to the expensing of unamortized debt discount, new debt issuance costs, and an increase in value of modified warrants due to an increase in the purchase price per share of the warrants. See “Description of Capital Stock—Warrants.”

Foreign Exchange Gain.   Foreign exchange gain for the year ended December 31, 2007 was $0.5 million. There was no foreign exchange loss or gain for the year ended December 31, 2006. The foreign exchange gain in 2007 primarily represented the decrease from the date of acquisition to December 31, 2007 in the U.S. dollar amount of the VAT liability assumed from Various which was denominated in Euros and British pounds due to the strengthening of the U.S. dollar against such currencies from the acquisition date through December 31, 2007.

Income Tax Benefit.   Income tax benefit for the year ended December 31, 2007 was $6.4 million. There was no income tax benefit for the year ended December 31, 2006. The tax benefit in 2007 related to the pretax loss incurred by us subsequent to the acquisition of Various. Tax benefits related to losses incurred by us during 2007 prior to the acquisition of Various was accounted for as a reduction to goodwill arising in connection with the acquisition. No tax benefit was recognized for the loss incurred in 2006 as it resulted in a net operating loss carryforward for which a valuation allowance was recorded against a related deferred tax asset.

Net Loss.   Net loss for the year ended December 31, 2007 and 2006 was $29.9 million and $49.9 million, respectively, representing a decrease of $20.0 million or 40.1%. This larger loss in 2006 was primarily attributable to the net loss resulting from the recognition of $22.8 million in goodwill impairment charges that year.

Year Ended December 31, 2006 as Compared to the Year Ended December 31, 2005

Net Revenue.   Net revenue for the year ended December 31, 2006 and 2005 was $30.0 million and $31.0 million, respectively, representing a decrease of $1.0 million or 3.2%. This decrease was principally due to a decline in entertainment revenue as a result of a decrease in newsstand readership revenue of 20% from $15.6 million in 2005 to $12.5 million in 2006 primarily attributable to the decline of the publishing industry in general and also in part to the loss of readers who may have preferred the old format of our magazine and prior to attracting new readers who were not yet aware of our magazine’s new content and style. This decline was partially offset by the signing of new video and mobile content distribution contracts. Internet revenue increased $1.6 million or 32.0% from $5.0 million in 2005 to $6.6 million in 2006 as a result of increased membership due to enhancements of our websites’ content and the acquisition of Danni.com in October 2006.

Cost of Net Revenue.   Cost of net revenue for the year ended December 31, 2006 and 2005 was $15.9 million and $14.3 million, respectively, representing an increase of $1.6 million or 11.2%. This increase was primarily a result of increased internet costs related to the acquisition of Danni.com by $1.3 million or 1,300.0%, to $1.4 million for the year ended December 31, 2006, as compared to $0.1 million for the year ended December 31, 2005.

Total entertainment costs for the year ended December 31, 2006 and 2005 were $14.5 million and $14.2 million, respectively, representing an increase of $0.3 million, or 2.1%. This increase was primarily due to the commencement in 2006 of the amortization of video production costs which resulted in a $0.7 million increase in cost of net revenue, offset partially by reduced publishing costs of $0.3 million due to a decline in paper and printing, editorial and art costs.

Selling and Marketing.   Selling and marketing expense for the year ended December 31, 2006 and 2005 was $1.4 million and $1.6 million, respectively, representing a decrease of $0.2 million or 12.5%. The decrease was primarily due to expenditures in 2005 not incurred in 2006 for promotion on a national radio show and a reduction in travel related to promotional expenses in 2006.

General and Administrative.   General and administrative expense for the year ended December 31, 2006 and 2005 was $24.4 million and $24.1 million, respectively, representing an increase of $0.3 million or 1.2%. This increase was primarily due to a $0.7 million loss in 2006 as a result of abandonment of a lease and the resulting expenses related to the write-off of leasehold improvements, the loss of our security deposit and accrued rent. We did not incur any similar costs for the year ended December 31, 2005.

Depreciation and Amortization.   Depreciation and amortization for the year ended December 31, 2006 and 2005 were $3.3 million and $3.1 million, respectively, representing an increase of $0.2 million or 6.5%. The increase in depreciation and amortization costs primarily resulted from additional property and equipment which was purchased in the year ending December 31, 2006.

Impairment of Intangible Assets.   We did not record any impairment of intangible assets in connection with our annual assessment for the years ended December 31, 2006 and 2005.

Impairment of Goodwill.   Impairment of goodwill for the year ended December 31, 2006 was $22.8 million. We did not record any impairment of goodwill for the year ended December 31, 2005. Our goodwill impairment loss of $22.8 million for the year ended December 31, 2006 was attributable to downward revisions of earnings forecasted for future years and an increase in the discount rate due to an increase in the perceived risk of our business prospects.

Interest Expense, Net of Interest Income.   Interest expense, net of interest income, for the year ended December 31, 2006 and 2005 was $7.9 million and $5.8 million, respectively, representing an increase of $2.1 million or 36.2%. The increase resulted from interest expense related to the issuance of our 2006 Notes as well as an increase in the interest rate payable on our 2005 Notes.

Loss on Modification of Debt.   Loss on modification of debt for the year ended December 31, 2006 was $3.8 million. In 2006, debt modifications were treated as an extinguishment of debt and the creation of new debt. This resulted in a loss attributable to the expensing of unamortized debt discount, new debt issuance costs and an increase in the value of modified warrants. There were no debt modifications for the year ended December 31, 2005.

Other (Expense) Income.   Other (expense) income for the year ended December 31, 2006 and 2005 was expenses in the amount of $(0.3) million and income of $1.0 million, respectively, representing a change of $1.3 million. The change was primarily attributable to losses on art sales during the year ended December 31, 2006 compared to gains on art sales and the favorable settlement of a video contract dispute during the year ended December 31, 2005.

Net Loss.   Net loss for the year ended December 31, 2006 and 2005 was $49.9 million and $16.9 million, respectively, representing an increased loss of $33.0 million or 195.3%. This loss was primarily attributable to the goodwill impairment in the amount of $22.8 million discussed above.

Various, Inc. and Subsidiaries

Fiscal Period January 1, 2007 though December 6, 2007 as Compared to the Year Ended
December 31, 2006

Net Revenue.   Net revenue in the 2007 period and the year ended December 31, 2006 was $289.5 million and $289.7 million, respectively, representing a $0.2 million or 0.1% decrease. The decrease was due to the shorter period in 2007 compared to the year ended December 31, 2006 as a result of Various being acquired on December 6, 2007.

Both Various’ social networking and live interactive video revenue have grown on an annualized basis (after giving effect to the 25-day loss of post-acquisition net revenue that Various would have recognized absent the acquisition), with live interactive video revenue growing at a faster rate. Net revenue for Various social networking websites decreased 2.5% to $231.0 million in the 2007 period from $237.0 million for the year ended December 31, 2006 due to the shorter period in 2007 as compared to 2006. Live interactive video revenue increased 11.0% to $58.5 million in the 2007 period from $52.7 million for the year ended December 31, 2006. The increase in revenue was primarily attributable to benefits realized from the continued investment in certain webcam technology enhancements, marketing campaigns and Various’ affiliate commission programs.

Cost of Net Revenue.   The cost of net revenue in the 2007 period and the year ended December 31, 2006 was $75.6 million and $76.1 million, respectively, representing a $0.5 million or 0.7% decrease. As a percentage of net revenue, cost of net revenue decreased in the 2007 period to 26.1% from 26.3% for the year ended December 31, 2006. This decrease was primarily attributable to the decline in the cost of studios associated with live interactive video services as a result of a change in the compensation structure for models and studios.

Product Development.   Product development expense in the 2007 period and the year ended December 31, 2006 was $10.3 million and $10.7 million, respectively, representing a decrease of $0.4 million or 3.7%. As a percentage of net revenue, product development expense decreased in the 2007 period to 3.6% from 3.7% of net revenue for the year ended December 31, 2006. This decline was primarily due to the shorter period in 2007 compared to 2006.

Selling and Marketing.   Selling and marketing expense in the 2007 period and the year ended December 31, 2006 was $63.9 million and $58.5 million, respectively, representing an increase of $5.4 million or 9.2%. As a percentage of net revenue, selling and marketing expense increased in the 2007 period to 22.1% from 20.2% of net revenue for the year ended December 31, 2006. The increase was primarily attributable to “ad buy” expense in 2007 in order to generate increased revenue. The largest single selling and marketing expense item for Various were “ad buy” expenses which amounted to $54.8 million and $55.3 million for the 2007 period and the year ended December 31, 2006, respectively, the cost of purchasing key word searches from major search engines, together with expenses related to associated personnel.

General and Administrative.   General and administrative expense in the 2007 period and the year ended December 31, 2006 was $57.8 million and $51.4 million, respectively, representing an increase of $6.4 million or 12.5%. As a percentage of net revenue, general and administrative expense increased in the 2007 period to 20.0% from 17.7% of net revenue for the year ended December 31, 2006. The principal reason for the increase in general and administrative expense in 2007 was approximately $2.5 million of professional expenses incurred by Various in connection with the sale of itself and approximately $7.1 million in incentives paid to management and employees in connection with the sale process offset by a reduction in an accrual for a litigation matter.

VAT Expense.   As previously discussed, effective July 1, 2003, as a result of a change in the law in the European Union, VAT was required to be collected from customers in connection with their use of internet services in the European Union provided by Various and remitted to the taxing authorities in the various European Union countries. As customers were not separately charged VAT and no VAT was remitted, an expense and a related liability have been recorded in the financial statements to reflect the estimated VAT which should have been collected and remitted on the revenues derived from the various European Union countries since July 1, 2003 or other local implementation date.

VAT expense in the 2007 period and the year ended December 31, 2006 was $13.1 million and $12.0 million, respectively, representing an increase of $1.1 million or 9.2%. As a percentage of net revenue, VAT expense increased in the 2007 period to 4.5% from 4.1% of net revenue for the year ended December 31, 2006. The increase was due to an increase in revenues from European Union countries and the resulting VAT owed.

Depreciation and Amortization.   Depreciation and amortization for the 2007 period and the year ended December 31, 2006 was $3.6 million and $4.2 million, respectively, representing a decrease of $0.6 million or 14.3%. As a percentage of net revenue, depreciation and amortization decreased in the 2007 period to 1.2% from 1.4% of net revenue for the year ended December 31, 2006. The decrease is primarily due to a reduction in purchases of property and equipment in the 2007 period.

Interest and Penalties Related to VAT.   A provision and related liability have been recorded for interest and penalties related to the unremitted VAT discussed above and failure to file tax returns based on the applicable law of each country in the European Union.

Interest and penalties related to VAT in the 2007 period and the year ended December 31, 2006 were $11.7 million and $10.9 million, respectively, representing an increase of $0.8 million or 7.3%. As a percentage of net revenue, interest and penalties expense increased in the 2007 period to 4.0% from 3.8% of net revenue for the year ended December 31, 2006. The increase was due to a rise in VAT expense owed in 2007 and the associated interest and penalties computed on the VAT liability.

Foreign Exchange (Loss).   Foreign exchange loss in the 2007 period and the year ended December 31, 2006 was $5.1 million and $4.0 million, respectively, representing an increase of $1.1 million or 27.5%. As a percentage of net revenue, foreign exchange loss increased in the 2007 period to 1.8% from 1.4% of net revenue for the year ended December 31, 2006. The foreign exchange loss primarily represents the increase in the U.S. dollar equivalent amount of the VAT liability which was denominated in Euros and British pounds which was a result of the weakening of the U.S. dollar against such currencies from January 1, 2007 through December 6, 2007 and during the year ended December 31, 2006.

Interest Income and Other Expense.   Interest income and other expense for the 2007 period and the year ended December 31, 2006 was $0.9 million and $0.3 million, respectively, representing an increase of $0.6 million or 200.0%. The increase was primarily attributable to a weighted average increase in cash on hand and the related interest earned on the balances.

Provision for Income Taxes.   No provision for federal income taxes was made for Various and certain of its subsidiaries and affiliates as they operated as S corporations and were thus subject only to California state income tax at a 1.54% rate. Provision for income taxes, which primarily relates to state income taxes for the 2007 period and the year ended December 31, 2006 were $0.6 million and $1.1 million, respectively, representing a decrease of $0.5 million or 45.5%. The decrease was primarily attributable to a decreased income in 2007 compared to 2006.

Net Income.   Net income for the 2007 period and the year ended December 31, 2006 was $48.6 million and $61.1 million, respectively, representing a decrease of $12.5 million or 20.5%. The reduction in net income was primarily attributable to increased selling and marketing expenses and general and administrative expenses discussed above and the shorter period in 2007 compared to the year ended December 31, 2006.

Year Ended December 31, 2006 as Compared to Year Ended December 31, 2005

Net Revenue.   Net revenue for the year ended December 31, 2006 and 2005 was $289.7 million and $214.4 million, respectively, representing an increase of $75.3 million, or 35.1%. The increase was primarily attributable to net revenue growth from both Various’ social networking and live interactive video sales, though live interactive video sales grew at a faster rate. Net revenue for social networking websites for the year ended December 31, 2006 and 2005 were $237.0 million and $184.7 million, respectively, representing an increase of $52.3 million or 28.3%. The increase was primarily attributable to an increase in subscribers resulting from an increase in advertising spending of $11.5 million. Live interactive video net revenue for the year ended December 31, 2006 and 2005 was $52.7 million and $29.7 million, respectively, representing an increase of $23.0 million, or 77.4%. The increase in live interactive video net revenue was driven by the adoption of new technologies that allowed for a higher quality of service for customers as well as an overall increase in advertising spending of $4.6 million that collectively resulted in an increase in the number of paid users and additional purchases by existing paid users.

Cost of Net Revenue.   Cost of net revenue for the year ended December 31, 2006 and 2005 was $76.1 million and $56.1 million, respectively, representing an increase of $20.0 million or 35.7%. This increase was primarily caused by the growth of live interactive video services in the product mix because live interactive video, with its associated cost of studios, is a lower margin business than social networking.

Product Development.   Product development expense, for the year ended December 31, 2006 and 2005 was $10.7 million and $6.4 million, respectively, representing an increase of $4.3 million or 67.2%. This increase was primarily the result of increases in the employee headcount due to the growth of Various.

Selling and Marketing.   Selling and marketing expense for the year ended December 31, 2006 and 2005 was $58.5 million and $42.2 million, respectively, representing an increase of $16.3 million or 38.6%. The increase was primarily attributable to a $16.0 million increase in advertising costs to enhance revenue growth.

General and Administrative.   General and administrative expense for the year ended December 31, 2006 and 2005 was $51.4 million and $36.1 million, respectively, representing an increase of $15.3 million or 42.4%. The increase was primarily due to increased spending to provide back office support for the growth in subscribers.

VAT Expense.   VAT expense for the year ended December 31, 2006 and 2005 was $12.0 million and $7.5 million, respectively, representing an increase of $4.5 million or 60.0%. The increase was due to an increase in revenues from European Union countries and the resulting VAT owed thereon.

Depreciation and Amortization.   Depreciation and amortization for the year ended December 31, 2006 and 2005 was $4.2 million and $3.0 million, respectively, representing an increase of $1.2 million or 40.0%. As a percentage of net revenue, depreciation and amortization remained the same for the year ended December 31, 2006 and 2005 at 1.4%. The increase was due to additional property and equipment which was purchased during the year ended December 31, 2006.

Interest and Penalties Related to VAT.   Interest and penalties related to VAT for the year ended December 31, 2006 and 2005 were $10.9 million, or 3.8% of net revenue for the year, and $7.3 million, or 3.4% of net revenue for the year, respectively, representing an increase of $3.6 million or 49.3%. The increase was due to a rise in VAT expense owed in 2006 and the associated interest and penalties computed on the VAT liability.

Foreign Exchange (Loss)/ Gain.   Foreign exchange (loss)/gain for the year ended December 31, 2006 and 2005 was ($4.0) million and $1.7 million, respectively, representing a change of $5.7 million. The losses and gains related to the VAT liability denominated in Euros and pounds and the weakening and strengthening of the U.S. dollar against such currencies during the respective years.

Preacquisition Earnings.   Preacquisition earnings of $0.8 million for the year ended December 31, 2005 represented Streamray, Inc.’s preacquisition results in 2005, which are not reflected in net income.

Net Income.   Net income for the year ended December 31, 2006 and 2005 were $61.1 million and $55.8 million, respectively, representing an increase of $5.3 million or 9.5%. The increase in net income was primarily attributable to a significant rise in net revenue.

Liquidity and Capital Resources

As of September 30, 2008 and December 31, 2007, we had cash and cash equivalents of $35.4 million and $7.4 million respectively. Prior to the acquisition of Various, we have historically financed our operations with borrowings from debt issuances, offerings of equity securities and internally generated funds. Subsequent to the acquisition of Various, we have generated cash flows from operations. We have no working capital line of credit.

We believe that our existing cash of $35.4 million as of September 30, 2008, cash provided by operating activities and the proceeds of this offering will provide adequate resources to satisfy our working capital, scheduled principal and interest payments requirements, contractual obligations and anticipated capital expenditure requirements for the foreseeable future. We have had positive operating cash flow for the current year to date and anticipate continued positive cash flow from operating activities.

Cash Flow

Net cash provided by operations was $51.3 million for the nine months ended September 30, 2008 compared to net cash used by operating activities of $3.6 million for the same period in 2007. The increase is primarily due to the cash flows generated from our internet segment as a result of the acquisition of Various in December 2007. In 2007, we had negative operating cash flow due primarily as a result of reduced revenue in the entertainment segment.

Net cash used in investing activities for the nine months ended September 30, 2008 was $8.1 million compared to $2.6 million for the same period in 2007. This increase resulted mainly from purchases of property and equipment in the internet segment due to the acquisition of Various in 2007, and deferred acquisition costs related to the acquisition of Various that did not recur. In our internet segment, we replace computer hardware and software on a recurring basis and such expenditures are normal investments to maintain our websites.

Net cash used in financing activities for the nine months ended September 30, 2008 was $15.2 million compared to net cash provided by financing activities of $3.5 million for the same period in 2007. The decrease is primarily due to required repayments on our First Lien Senior Secured Notes issued in connection with the acquisition of Various. We are required to make quarterly principal payments on the First Lien Senior Secured Notes, in an aggregate amount equal to 90% of the Excess Cash Flow (as defined in the securities purchase agreement governing the First Lien Senior Secured Notes). In November 2007, our existing stockholders invested in a $5.0 million offering of Series B Convertible Preferred Stock, the proceeds of which were used for working capital during 2007 and to pay legal and professional fees related to the Various acquisition.

In December 2007, we acquired Various for approximately $401.0 million. The purchase price of approximately $401.0 million paid to the sellers consisted of approximately $137.0 million in cash and notes valued at approximately $248.0 million, together with related warrants to acquire approximately 57.5 million shares of common stock, valued at approximately $16.0 million. The purchase price gives effect to a $61.0 million reduction attributable to a post-closing working capital adjustment which resulted in a $51.0 million reduction in the value of notes issued and a $10.0 million reduction in cash paid which is being held in escrow. In addition, legal and other acquisition costs totaling approximately $4.0 million were incurred. The cash portion of the purchase price was obtained through issuance of notes and warrants, including approximately $110.0 million from our stockholders.

Financing Activities

We are currently highly leveraged and our debt instruments are secured by substantially all of our assets. We intend to repay substantially all of our long-term debt with the proceeds of this offering. The debt instruments contain many restrictions and covenants. To the extent certain of these debt instruments are not repaid in connection with this offering, we will remain subject to the restrictions put forth for such debt instruments. Interest expense for the nine months ended September 30, 2008 totaled $60.0 million.

In their report dated December 22, 2008, our independent registered public accounting firm stated that events of default under certain of our debt agreements raised substantial doubt about our ability to continue as a going concern.

As of September 30, 2008, we had $43.3 million in cash and restricted cash. Due to our failure to comply with certain covenants and restrictions in certain of our existing debt agreements, we have reclassified $417.3 million and $411.0 million in long-term debt to short-term debt on our consolidated financials statements for the year ended December 31, 2007 and the nine months ended September 30, 2008, respectively.

If our efforts to cure such defaults and/or obtain waivers from our noteholders are unsuccessful, it could result in the acceleration of $466.0 million in debt. If all of our indebtedness was accelerated, we would not have sufficient funds at the time of acceleration to repay our indebtedness, which could have a material adverse effect on our ability to continue as a going concern.

First Lien Senior Secured Notes

As of September 30, 2008, we had $242.1 million of First Lien Senior Secured Notes outstanding. In connection with our acquisition of Various on December 6, 2007, our wholly-owned subsidiary, Interactive Network Inc., or INI, issued approximately $257.3 million in principal amount of First Lien Senior Secured Notes. Commencing the quarter ending March 31, 2008, INI was required to make principal payments on the First Lien Senior Secured Notes, in an aggregate amount equal to 90% of the Excess Cash Flow (as defined in the securities purchase agreement governing the First Lien Senior Secured Notes) (if any) of INI and its subsidiaries for such quarterly period. Through September 30, 2008, we have made $15.2 million of such payments.

The First Lien Senior Secured Notes mature on June 30, 2011. Interest on the First Lien Senior Secured Notes accrues at a rate per annum equal to 8% plus the greater of (a) 4.5% or (b) three-month LIBOR, as further defined in the securities purchase agreement governing the First Lien Senior Secured Notes for the applicable interest period. Interest on the First Lien Senior Secured Notes is payable quarterly in arrears on each March 31, June 30, September 30 and December 31.

The First Lien Senior Secured Notes are secured by a first-priority lien on all of INI’s assets and are guaranteed by each of INI’s subsidiaries. These guarantees are the senior secured obligations of each such subsidiary guarantor. We and each of our other direct subsidiaries have guaranteed INI’s obligations under the First Lien Senior Secured Notes. Our guarantee and the guarantees of our other direct subsidiaries of the First Lien Senior Secured Notes are subordinated to our respective obligations under our 2006 Notes and 2005 Notes.

INI may, at its option, redeem the First Lien Senior Secured Notes, in whole but not in part, at the redemption prices (expressed as percentages of principal amount thereof) set forth below plus accrued and unpaid interest, on the First Lien Senior Secured Notes redeemed, to the applicable redemption date:

•	105%, if redeemed on or before December 6, 2009;

•	102%, if redeemed on or before December 6, 2010; and

•	100%, if redeemed after December 6, 2010.

Commencing December 31, 2008, INI is required to make principal payments on the First Lien Senior Secured Notes in annual installments on the 45th day following the date set forth below, in an aggregate amount equal to the greater of (x) 90% of the Excess Cash Flow (if any) of INI and its subsidiaries for the quarter most recently ended on December 31 and (y) the amount specified below for each such date, less the aggregate amount of all repayments, if any, made in the immediately preceding three quarters:

•	December 31, 2008, an installment amount of approximately $25.7 million;

•	December 31, 2009, an installment amount of approximately $38.6 million;

•	December 31, 2010; an installment amount of approximately $51.5 million; and

•	June 30, 2011, an installment amount of approximately $141.5 million.

The securities purchase agreement governing the First Lien Senior Secured Notes contains covenants applicable to us and our subsidiaries, including covenants relating to limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting our subsidiaries, sale-leaseback transactions, consolidations and mergers and provision of financial statements and reports. The restricted payments covenant prohibits dividends or other cash distributions from Various and INI to us subject to certain limited exceptions including our exception that permits INI to dividend to us up to 10% of Excess Cash Flow of INI as defined solely for interest payments on the First Lien Senior Secured Notes, plus not more than $6 million during the first quarter of fiscal 2008 ($5 million of which was to be used for general corporate purposes), plus $1.0 million per quarter through December 31, 2008 solely for third party expenses related to our initial public offering.

We are required to use 50% of the net cash proceeds from an initial public offering of our common stock to prepay the First Lien Senior Secured Notes at a redemption price of 115% of the principal amount redeemed, plus accrued and unpaid interest thereon to such redemption date and we intend to do so with the proceeds of this offering. The balance of the notes will be redeemed at a redemption price of 105% of the principal amount redeemed plus accrued and unpaid interest.

Second Lien Subordinated Secured Notes

As of September 30, 2008, we had $80.0 million of Second Lien Subordinated Secured Notes outstanding. On December 6, 2007, INI issued to the sellers of Various, $80.0 million in principal amount of Second Lien Subordinated Secured Notes in partial payment of the purchase price for Various.

The Second Lien Subordinated Secured Notes mature on December 6, 2011. Interest on the Second Lien Subordinated Secured Notes accrues at a rate of 15% per annum and is payable quarterly in arrears on each March 31, June 30, September 30 and December 31.

The Second Lien Subordinated Secured Notes are secured by a second-priority lien on all of INI’s assets and are guaranteed by each of INI’s subsidiaries, including Various. These guarantees are the senior secured obligations of each such subsidiary guarantor subordinate only to the first-priority lien granted to the purchasers of the First Lien Senior Secured Notes. We and each of our other direct subsidiaries have guaranteed INI’s obligations under the Second Lien Subordinated Secured Notes. Our guarantee and the guarantees of our other direct subsidiaries are also our respective secured obligations, but are subordinate to our respective obligations under our 2006 Notes and 2005 Notes and the First Lien Senior Secured Notes.

We may redeem the Second Lien Subordinated Secured Notes, in whole or in part, at any time subject to the rights of the holders of the First Lien Senior Secured Notes under the intercreditor agreement between the holders of the First Lien Senior Secured Notes and the holders of the Second Lien Subordinated Secured Notes. This agreement provides that no redemption of the Second Lien Subordinated Secured Notes may occur until the First Lien Senior Secured Notes are repaid in full after which principal on the Second Lien Subordinated Secured Notes is payable quarterly to the extent of 90% of Excess Cash Flow. The redemption price for the Second Lien Subordinated Secured Notes will be 100% of the outstanding principal amount plus accrued and unpaid interest, if any, on the Second Lien Subordinated Secured Notes to the redemption date.

The sellers’ securities agreement governing the Second Lien Subordinated Secured Notes contains covenants applicable to us and our subsidiaries, including covenants relating to limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting our subsidiaries, sale-leaseback transactions, consolidations and mergers and provision of financial statements and reports. These covenants are substantially identical to those contained in the First Lien Senior Secured Notes.

The holders of the Second Lien Subordinated Secured Notes have the option of requiring INI to repay the Second Lien Subordinated Secured Notes in full upon a Liquidity Event (defined as a liquidation, winding up, change of control (other than resulting from an initial public offering), merger, or a sale of all or substantially all of our assets or the assets of INI). Subject to the prior payment in full of the First Lien Senior Secured Notes, upon an initial public offering, we will cause INI to redeem the Second Lien Subordinated Secured Notes using the proceeds from such initial public offering, net of any amounts required to pay fees and expenses related to such initial public offering for working capital purposes or for strategic acquisitions. Any such repayment of the Second Lien Subordinated Secured Notes will be at a price equal to 100% of the outstanding principal amount plus accrued and unpaid interest, if any, on the Second Lien Subordinated Secured Notes to the repayment date.

Subordinated Convertible Notes

As of September 30, 2008, we had $170.0 million of Subordinated Convertible Notes outstanding subject to a reduction of $64.3 million and an increase of $5.0 million as described below. On December 6, 2007, INI issued Subordinated Convertible Notes in the original aggregate principal amount of $170.0 million in partial payment of the purchase price for Various.

The Subordinated Convertible Notes will mature on December 6, 2011. Interest on the Subordinated Convertible Notes is payable at a rate of 6% per annum and until the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes are repaid in full such interest may only be paid in additional Subordinated Convertible Notes. Thereafter, interest may be paid in additional Subordinated Convertible Notes at INI’s option, and may be prepaid at INI’s option, in whole or in part, at 100% of principal amount redeemed plus accrued and unpaid interest. The Subordinated Convertible Notes are the unsecured obligation of INI and we have guaranteed INI’s obligations under the Subordinated Convertible Notes. The Subordinated Convertible Notes are subordinate in right of payment to INI’s First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes. Our guarantee is subordinated to the prior payment of our 2006 Notes and our 2005 Notes and our guarantee of the First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes and pari passu in right of payment with the Subordinated Term Loan Notes described below.

The Subordinated Convertible Notes are convertible, at our or the holder’s option, into shares of our common stock, in whole or in part, at any time through and including the maturity date of such notes after the later to occur of (i) the one-year anniversary of the date of issuance of such notes and (ii) the consummation of an initial public offering. The conversion price will be equal to the per share offering price in this offering. If the notes are converted at the holder’s option, the aggregate number of shares issuable upon the conversion of the notes will be limited in number to the number of shares equal to 17% of our fully diluted equity calculated at the time of the first such conversion. The Subordinated Convertible Notes are being held in escrow to secure indemnity obligations of the sellers of Various stock to INI. On October 14, 2008, we made an indemnity claim against these notes under the acquisition agreement for Various in the amount of $64.3 million due to working capital adjustments resulting from the VAT liability which was not disclosed at the closing of the acquisition. On June 30, 2008, INI issued additional Subordinated Convertible Notes in the amount of $5.0 million as payment in kind for its interest obligation.

2006 Notes

As of September 30, 2008, we had approximately $6.2 million in principal amount of our 2006 Notes outstanding. In August 2006, we issued $5.0 million in principal amount of 2006 Notes. Since August 2006, we have issued $1.0 million in principal amount of 2006 Notes in payment for accrued interest on the outstanding notes. In December 2007, we also issued an additional $140,000 in principal amount of 2006 Notes pro rata to the holders of outstanding 2006 Notes in consideration for their waiver of certain defaults and consent to the incurrence of additional debt in connection with our acquisition of Various.

The 2006 Notes mature on July 31, 2010. Interest on the 2006 Notes accrues at a rate of 15% per annum and is payable quarterly in cash after February 1, 2008 in arrears, on February 15, May 15, August 15 and November 15 of each year.

The 2006 Notes rank pari passu with our 2005 Notes, and are secured by a first-priority security interest in all of our assets and the assets of our subsidiaries other than those of INI, including trademarks and other intellectual property, provided that the assets of INI are subject to a security interest in favor of the 2006 Notes that is subordinate to that of the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes. Our obligations under the 2006 Notes are guaranteed by each of our subsidiaries.

We may redeem all or part of the 2006 Notes after the second anniversary of their issuance at:

•	101.5% of the principal amount, if after August 17, 2008, but on or before August 17, 2009; and

•	100% of the principal amount if after August 17, 2009, plus accrued and unpaid interest.

The securities purchase agreement governing the 2006 Notes contains covenants applicable to us and our subsidiaries, including covenants relating to limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting our subsidiaries, sale-leaseback transactions, consolidations and mergers and provision of financial statements and reports.

We intend to use the net proceeds from this offering to redeem all of the outstanding 2006 Notes at a redemption price of 101.5% of the principal amount redeemed plus accrued and unpaid interest.

2005 Notes

As of September 30, 2008, we had approximately $38.4 million in principal amount of our 2005 Notes outstanding.

We originally issued $33.0 million in principal amount of the 2005 Notes in August 2005 as 11% Senior Notes due 2010 along with 11,777,800 shares of Series A Convertible Preferred Stock. Since August 2005, we have issued $4.5 million in principal amount of 2005 Notes in payment of accrued interest on the outstanding notes. In December 2007, we also issued an additional approximately $0.9 million in principal amount of 2005 Notes pro rata to the holders of outstanding 2005 Notes in consideration for their waiver of certain defaults and consent to the incurrence of additional debt in connection with our acquisition of Various.

In August 2006, in connection with our offering of the 2006 Notes and as consideration for the waiver of certain defaults under the securities purchase agreement governing the 2005 Notes, we amended the terms of the 2005 Notes to provide, among other matters, that interest on the 2005 Notes would accrue at a rate of 14% per annum and would be paid-in-kind.

In December 2007, in connection with our acquisition of Various and as consideration for the waiver of certain defaults under the securities purchase agreement governing the 2005 Notes, we amended the terms of the 2005 Notes to provide that interest on the 2005 Notes would accrue at a rate of 15% per annum, payable in cash quarterly in arrears, on February 15, May 15, August 15 and November 15 of each year.

The 2005 Notes mature on July 31, 2010. The 2005 Notes are pari passu with the 2006 Notes and are secured by a first-priority security interest in all of our assets and the assets of our subsidiaries other than INI and its subsidiaries, including trademarks and other intellectual property provided that the assets of INI are subject to a security interest in favor of the 2005 Notes that is subordinate to that of the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes. Our obligations under the 2005 Notes are guaranteed by each of our subsidiaries.

We may redeem all or part of the 2005 Notes after the second anniversary of their issuance at:

•	101.5% of the principal amount, if after the third anniversary but on or prior to the fourth anniversary of their issuance; and

•	100% of the principal amount if after the fourth anniversary of their issuance, plus accrued and unpaid interest.

The securities purchase agreement governing the 2005 Notes contains covenants applicable to us and our subsidiaries, including covenants relating to limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting our subsidiaries, sale-leaseback transactions, consolidations and mergers and provision of financial statements and reports.

We intend to use the net proceeds from this offering to redeem all of the outstanding 2005 Notes at a redemption price of 101.5% of the principal amount redeemed plus accrued and unpaid interest.

Subordinated Term Loan Notes

As of September 30, 2008, we had $32.2 million in principal amount of Subordinated Term Loan Notes outstanding.

In October 2004, we issued $32.5 million in aggregate principal amount of the Subordinated Term Loan Notes. From October 2005 to September 30, 2008, we have issued $7.3 million in principal amount of Subordinated Term Loan Notes in payment of accrued interest on the outstanding notes. In October 2006, we issued an additional $0.9 million in principal amount of Subordinated Term Loan Notes to fund part of the purchase price consideration for the Danni.com business.

Interest on the Subordinated Term Loan Notes is payable in arrears annually on October 5 in each year at the rate of 13% per annum. For the three-year period following October 5, 2004, interest is payable in cash or in kind by the issuance of additional Subordinated Term Loan Notes in such principal amount as shall equal the interest payment that is then due, or any combination thereof, at our election; and thereafter until the principal is paid or made available for payment, payable in cash.

In August 2005, concurrent with the completion of our offerings of the 2005 Notes and the Series A Convertible Preferred Stock, we used a portion of the net proceeds from those offerings to repay $11.8 million of the Subordinated Term Loan Notes plus accrued interest. The remaining $24.0 million in principal amount of the Subordinated Term Loan Notes are held by PET and one other stockholder and were reissued as Subordinated Term Loan Notes.

The terms of the Subordinated Term Loan Notes provide that, among other things:

•	they are subordinated to the 2006 Notes, the 2005 Notes, the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes;

•	we may not redeem the Subordinated Term Loan Notes while the 2006 Notes, the 2005 Notes, the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes remain outstanding;

•	we are restricted from paying cash interest on the Subordinated Term Loan Notes until we attain an interest coverage ratio of at least 3:1; and

•	upon the occurrence of a change of control, the holders of the Subordinated Term Loan Notes will have the right to require us to concurrently purchase their notes at 101% of the face value thereof, plus accrued and unpaid interest, if any, provided, however, that such right shall only be exercisable if the holders of the 2006 Notes and the 2005 Notes have exercised their repurchase right.

We intend to use the net proceeds from this offering to redeem all of the outstanding Subordinated Term Loan Notes at a redemption price of 100% of the principal amount redeemed plus accrued and unpaid interest.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2007:

		Payments due by period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Long-term Notes Payable, including current portion:(1)
2005 Notes	$38,374	$—	$38,374	$—	$—
2006 Notes	6,156	—	6,156	—	—
First Lien Senior Secured Notes(2)	257,338	—	64,335	193,003	—
Second Lien Subordinated Secured Notes	80,000	—	—	80,000	—
Subordinated Term Loan Notes	32,238	—	—	32,238	—
Subordinated Convertible Notes	105,720	—	—	105,720	—
Various, Inc. Consulting Agreement(3)	5,000	1,000	4,000	—	—
Capital Lease Obligations and Miscellaneous Notes(4)	162	140	22	—	—
Operating Leases(5)	15,576	1,019	3,438	3,463	7,656
Other(6)	13,200	6,700	6,500	—	—
Total	$553,764	$8,859	$122,825	$414,424	$7,656

(1)	Excludes the effects of existing events of default which may result in the acceleration of the maturity of the related notes.

(2)	We are required to use 50% of the net cash proceeds from an initial public offering of our common stock to prepay the First Lien Senior Secured Notes at a redemption price of 115% of the principal amount redeemed, plus accrued and unpaid interest thereon to such redemption date. In addition, Excess Cash Flow payments are applied against annual mandatory payment obligations which are shown above.

(3)	In connection with the acquisition of Various, we entered into a consulting agreement for which a non-revocable payment obligation to the former owners is treated as a non-interest bearing obligation. The obligation was recorded at a present value of $3.6 million using a discount rate of 15%.

(4)	Represents our contractual commitments for lease payments on computer hardware equipment.

(5)	Represents our minimum rental commitments for non-cancellable operating leases of office space.

(6)	Other commitments and obligations are comprised of contracts with software licensing, communications, computer hosting, and marketing service providers. These amounts totaled $6.7 million for less than one year and $6.5 million between one and three years. Contracts with other service providers are for 30 day terms or less.

Off-Balance Sheet Transactions

As of September 30, 2008, we did not have any off-balance sheet arrangements.

Related Party Transactions

In October 2004, we entered into a management agreement with Bell & Staton, Inc., an entity controlled by our principal stockholders, whereby certain management services are to be performed by these principal stockholders as designated by our board of directors. The agreement is for a term of 5 years with an annual fee of $0.5 million which amount is included in general and administrative expenses for each of the years ended December 31, 2007, 2006 and 2005. The fee is subject to increase at the rate of 10% of EBITDA of our business, exclusive of EBITDA attributable to the acquisition of Various, but annual compensation cannot exceed $1.0 million per year. We have yet to increase the fee as the EBITDA hurdles have not been attained. In addition, the agreement provides that the managers may participate in our future bonus pool and stock option plans. On August 17, 2005, the management agreement was amended to limit the total bonus to be paid to the managers to a maximum of

$500,000 so long as any of the 2005 Notes or any guaranty thereof remained outstanding and to prohibit the payment of the bonus as long as there is a default occurring on the 2005 Notes. On August 23, 2006, the management agreement was further amended to provide that no management fee, other than reimbursement of expenses, shall be paid to the managers so long as there is a default or an event of default occurring on the 2006 Notes. On December 9, 2008, our board of directors approved forms of employment agreements for each of Messrs. Bell and Staton, which will become effective upon the consummation of this offering, the extinguishment or waiver of the defaults under the existing debt instruments and the obtainment of any other third party consents required.

We have also entered into a lease agreement for rental of office space in Boca Raton, Florida from a company controlled by one of our principal stockholders. The lease, which commenced on January 1, 2005, is for a period of five years and provides for annual rent of approximately $58,000 plus operating expenses. Total rent expense under this lease agreement was approximately $111,000, $159,000 and $183,000 for the years ended December 31, 2007, 2006, and 2005, respectively.

In August 2005, we entered into a Security Holders Agreement with PET Capital Partners LLC, PET Capital Partners II LLC, Messrs. Bell and Staton and certain other investors in our Series A Convertible Preferred Stock whereby, among other things, such group of funds may propose a board designee and each of the security holders party to the Security Holders Agreement agreed to vote all shares of our common stock held by such security holder to elect such board designee as a director. The group of funds has yet to designate a board designee.

In August 2005, in connection with our offering of Series A Convertible Preferred Stock and 2005 Notes, PET Capital Partners II, LLC, whose members consist of Messrs. Bell, Florescue and Staton or their affiliates, purchased 4,206,450 shares of Series A Convertible Preferred Stock for an aggregate purchase price of $5.0 million, or approximately $0.5943 per share.

In August 2006, PET Capital Partners II, LLC purchased an additional 7,571,934 shares of Series A Convertible Preferred Stock for an aggregate purchase price of $4.5 million, or approximately $0.5943 per share.

In October 2006, PET Capital Partners LLC purchased an additional $0.9 million in principal amount of Subordinated Term Loan Notes. We used the proceeds to fund part of the purchase price consideration for the Danni.com business. As of September 30, 2008 there was $32.2 million aggregate principal amount outstanding. We have not repaid any principal of this loan. We have accrued $3.1 million and $3.7 million in interest for the nine months ended September 30, 2008 and the year ended December 31, 2007, respectively, on the Subordinated Term Loan Notes.

In November 2007, certain of our existing stockholders, including Messrs. Bell, Staton and Florescue, purchased an aggregate of 168,897,005 shares of Series B Convertible Preferred Stock at a purchase price of $0.029604 per share. The aggregate proceeds of $5.0 million were used to help fund the acquisition of Various and for general corporate purposes.

At the closing of the Various acquisition on December 6, 2007, PET Capital Partners LLC, Staton Family Investments, LLC, Staton Media, LLC, Staton Family Perpetual Trust and Marc Bell, collectively referred to as the principals, entered into an agreement with the Andrew B. Conru Trust Agreement and the Mapstead Trust, created on April 16, 2002, collectively referred to as the sellers, pursuant to which the principals and sellers agreed, among other things, that:

•	the principals granted the sellers an option to purchase from time to time from the principals, shares of our common stock and Series B Convertible Preferred Stock at the exercise price of $0.01 per share, at any time until the consummation of an initial public offering. The option is immediately exercisable for approximately 6,080,000 shares of common stock and 14,300,000 shares of Series B Convertible Preferred Stock and may be exercisable for up to an additional 6,080,000 shares of common stock and 14,300,000 shares of Series B Convertible Preferred Stock if the sellers have not sold their First Lien Senior Secured Notes by certain time benchmarks;

•	in the event (i) there is a default under the letter agreement; or (ii) if the outstanding balance of the First Lien Senior Secured Notes held by the sellers is greater than or equal to $50.0 million, and there is an interest or principal payment default under the securities purchase agreement governing the First Lien Senior Secured Notes, which is not cured at least two days prior to the applicable time frame within which cure is permitted under such Securities Purchase Agreement; or (iii) if the outstanding balance of the notes is less than $50.0 million, and there is an interest or principal payment default under such securities purchase agreement that has been called for immediate payment by the Required Holders (as defined in the securities purchase agreement) pursuant to the terms of such securities purchase agreement; or (iv) that the First Lien Senior Secured Notes are not paid in full within 3.5 years after issuance, the sellers shall have the right to require the principals to purchase their outstanding First Lien Senior Secured Notes, in whole or in part, together with the related warrants to purchase shares of our common stock that are then still outstanding, and the principals will purchase such First Lien Senior Secured Notes and related outstanding warrants, at a purchase price equal to the then outstanding principal amount of the First Lien Senior Secured Notes required to be purchased, plus accrued and unpaid interest on such First Lien Senior Secured Notes through the date of purchase;

•	the principals granted the sellers a security interest in all our equity securities owned by the principals to secure the performance of the principals’ obligations referenced in the foregoing item;

•	in the event that, at any time and from time to time, after the issuance of the First Lien Senior Secured Notes to sellers, any seller receives a bid price equal to or greater than 97% of par plus accrued and unpaid interest to purchase such seller’s First Lien Senior Secured Notes and related outstanding warrants, in whole or in part, such seller shall sell its First Lien Senior Secured Notes and the related outstanding warrants pursuant to such bid; and (ii) each seller shall, at all times for so long as it owns any First Lien Senior Secured Notes, maintain with Imperial Capital, LLC and/or such other broker as the principals shall designate an offer price not greater than par plus accrued and unpaid interest to sell its First Lien Senior Secured Notes and related outstanding warrants; and

•	for so long as any First Lien Senior Secured Notes owned by any seller remain outstanding, the principals are restricted from selling, transferring or otherwise disposing of their First Lien Senior Secured Notes except subject to certain exceptions.

The letter agreement terminates upon the (i) sale, transfer or other disposition of all First Lien Senior Secured Notes owned by the sellers to an unrelated third party, or (ii) the repayment in full of such First Lien Senior Secured Notes, or (iii) the consummation of this offering.

On May 14, 2008, the letter agreement was amended to reflect the sellers’ decision to retain their outstanding First Lien Senior Secured Notes, instead of selling them, as contemplated by the original letter agreement. The principals and the sellers agreed, among other things, to the following amendments:

•	the principals no longer have an obligation to purchase the sellers’ First Lien Senior Secured Notes or to grant a security interest in any equity securities owned by the principals;

•	the sellers no longer have an obligation to sell their First Lien Senior Secured Notes at a certain bid price;

•	the sellers retain an option to purchase our equity securities from the principals. The option is immediately exercisable for approximately 20,000,000 shares of our common stock;

•	the principals are no longer restricted from selling their First Lien Senior Secured Notes. Instead, until the later of (i) the repayment in full of the First Lien Senior Secured Notes owned by any seller and (ii) the consummation of an initial public offering, no principal may sell, transfer or otherwise dispose of any of our securities or permit them to become subject to any liens; and

•	the letter agreement terminates upon the consummation of this offering and the completion of transfer of any equity securities required by the amendment to be transferred.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk attributed to interest and foreign currency exchange rates.

Interest Rate Risk

We are exposed to interest rate fluctuations, primarily as a result of our First Lien Senior Secured Notes issued in connection with the acquisition of Various on which the interest rate is subject to market fluctuations. We do not currently use derivative instruments to fix the interest rates of any of our floating rate debt. Our First Lien Senior Secured Notes accrue interest at a rate per annum equal to the sum of the greater of three month LIBOR (4.7% at December 31, 2007) or 4.5%, plus 8.0%. A hypothetical 1% or 100 basis point increase in interest rates would not result in a material impact on our earnings due to the three-month LIBOR rate at December 15, 2008 of 1.9% being substantially lower than the floor of 4.5%.

Foreign Currency Exchange Risk

Our exposure to foreign currency exchange risk is primarily due to our international operations. As of September 30, 2008, we had a $92.9 million liability for VAT denominated in Euros and Pounds Sterling, which represents substantially all of our foreign currency exchange rate exposure. In addition, revenue derived from international websites are paid in advance primarily with credit cards and are denominated in local currencies. Substantially all such currencies are converted into U.S. dollars on the dates of the transactions at rates of exchange in effect on such dates and remitted to us and accordingly, is recorded based on the U.S. dollars received by us. As a result, our foreign currency exchange risk exposure is not material and is limited to the amount of foreign exchange rate changes on any individual day on the portion of our net revenue received in other currencies. Accounts receivable due from restricted cash held by foreign credit card processors and VAT liabilities denominated in foreign currencies are converted into U.S. dollars using current exchange rates in effect as of the balance sheet date. Gains and losses resulting from transactions denominated in foreign currencies are recorded in the statement of operations. The potential loss resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates is approximately $8.1 million. We do not utilize any currency hedging strategies.

Inflation

We are subject to the effects of changing prices. We have, however, generally been able to pass along inflationary increases in our costs by increasing the prices of our products and subscriptions.

Sarbanes-Oxley Compliance and Corporate Governance

As a public company, we will be subject to the reporting requirement of the Sarbanes-Oxley Act of 2002. Beginning immediately, we will be required to establish and regularly evaluate the effectiveness of internal controls over financial reporting. In order to maintain and improve the effectiveness of disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. We also must comply with all corporate governance requirements of the New York Stock Exchange, including independence of our audit committee and independence of the majority of our board of directors.

We plan to timely satisfy all requirements of the Sarbanes-Oxley Act and the New York Stock Exchange applicable to us. We have taken, and will continue to take, actions designed to enhance our disclosure controls and procedures. We have adopted a Code of Business Conduct and Ethics applicable to all of our directors, officers and employees. We will establish a confidential and anonymous reporting process for the receipt of concerns regarding questionable accounting, auditing or other business matters from our employees. We intend for our General Counsel to assist us in the continued enhancement of our disclosure controls and procedures. In addition, we intend to put additional personnel and systems in place which we expect will provide us the necessary resources to be able to timely file the required periodic reports with the SEC as a publicly traded company. We intend for our Chief Financial Officer, Controller and other financial personnel to lead our existing staff in the performance of the required accounting and reporting functions. In addition, we plan to install a new accounting system and implement additional controls and procedures designed to improve our financial reporting capabilities and improve reporting efficiencies.

On an ongoing basis we intend to conduct a controls evaluation to identify control deficiencies and to confirm that appropriate corrective action, including process improvements, are being undertaken. We expect to conduct this type of evaluation on a quarterly basis so that the conclusions concerning the effectiveness of our controls can be reported in our periodic reports. The overall goals of these evaluation activities will be to monitor our internal controls for financial reporting and our disclosure controls and procedures and to make modifications as necessary. Our intent in this regard is that our internal controls for financial reporting and our disclosure controls and procedures will be maintained as dynamic systems that change, including with improvements and corrections, as conditions warrant.

Our ability to enhance our disclosure controls and procedures, to conduct controls evaluations and to modify controls and procedures on an ongoing basis may be limited by the current state of our staffing, accounting system and internal controls since any enhancements and modifications may require additional staffing and improved systems and controls.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board, or FASB, issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. On February 12, 2008, the FASB issued FASB Staff Position, or FSP, No. FAS 157-2 which delays the effective date of SFAS No. 157 for fair value measurements for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is at least annually). The FSP defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008. Effective January 1, 2008, we adopted SFAS No. 157 with respect to its financial assets and liabilities. The adoption of this standard had no impact on our consolidated financial statements for the nine months ended September 30, 2008. We are currently evaluating the impact, if any, of the adoption of this statement on our financial statements as it relates to non-financial assets and liabilities.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 became effective for us on January 1, 2008 and had no effect on our financial statements for the nine months ended September 30, 2008, as we did not elect to apply the provisions of SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations. SFAS No.141(R) establishes principles and requirements for how an acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in a business combination or a gain from a bargain purchase and (iii) determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. Adoption of SFAS No. 141(R) is required for combinations after December 15, 2008. Early adoption and retroactive application of SFAS No. 141(R) to fiscal years preceding the effective date are not permitted. The impact, if any, of the implementation of SFAS No. 141(R) will have on our financial statements is dependent on our future acquisitions.

OUR INDUSTRY

Overview

Greater worldwide availability and affordability of internet and broadband access has led to the global growth of internet users and their time spent online with the internet becoming an increasingly significant communication and entertainment medium. As part of this trend, social networking has become one of the most popular services on the internet as individuals seek to combine the exchange of information, content and entertainment within an online community environment. In this sphere, adult social networking services have experienced considerable appeal by allowing individuals to search for and communicate online with a large number of potential partners before interacting in face-to-face meetings. Since adult content is mostly a paid service online, the continued increase in worldwide credit card penetration and alternative online payment mechanisms are expected to drive significant growth in the online adult industry. Additionally, given the internet’s interactive nature, reach and ability to target niche audiences, we expect the social networking space to create new opportunities for advertisers to target customers online.

The Growth of the Internet and Broadband Adoption

In recent years the rapid growth of the internet has continued, with the number of internet users worldwide reaching approximately 1.5 billion in June 2008 according to Internet World Statistics, having grown by approximately 306% since 2000. In North America and Europe the number of internet users grew to approximately 248 and 385 million, respectively, in June 2008, having grown by approximately 130% and 266% since 2000. Major Asian markets have grown at an even greater rate, achieving a total growth rate of approximately 406% since 2000, with the total number of users reaching 579 million in June 2008. Notably, broadband internet is the fastest growing segment of the internet allowing for faster delivery of complex content, such as photos and video. According to the Economist Intelligence Unit, in 2007 broadband penetration in North America rose to more than 25% of the population and is expected to reach over 30% by 2010. As seen in the chart below, similar trends in increased broadband adoption are expected worldwide.

Broadband Penetration (as a percentage of population)
	2004	2005	2006	2007	2008E	2009E	2010E
Worldwide	3%	4%	6%	7%	8%	9%	10%
North America	15%	19%	22%	25%	27%	28%	30%
Europe	9%	13%	17%	20%	23%	26%	28%
Asia-Pacific	2%	2%	3%	4%	5%	6%	7%
Middle East & Africa	0%	1%	1%	1%	2%	2%	3%
Latin America	1%	2%	3%	4%	6%	7%	8%

Source: Economist Intelligence Unit, November 2008

We believe the increase in broadband penetration will have a positive effect on e-commerce transactions, including the purchase of content and services online as broadband connections provide faster, more convenient transaction experiences. According to IDC, e-commerce spending in the United States is expected to increase from $2.4 trillion in 2007 to $3.7 trillion in 2010.

The Growth of Traditional Social Networking

We participate in the online social networking industry in the adult online communities category. Social networking is a communications and personal expression medium that has become one of the most popular services in internet history. In general, traditional online social networking is an online activity in which internet users link personal websites about themselves and their interests to those of their friends or individuals with similar interests. Users engage in a number of activities within social networking environments, including communication, such as e-mailing and instant messaging, content sharing, such as photos and videos, and publishing, such as blogging, to establish a network of social relationships with friends, colleagues and acquaintances and meet other individuals with like interests. Much of the growth in social networking can be explained by its general appeal, as it allows users to communicate in a highly interactive fashion.

According to comScore, social networking has recently been marked by rapid growth: in September 2007, worldwide social networking accounted for 8% of time spent online and increased to 11% by September 2008. In terms of actual visitors, in September 2008, out of 972 million unique worldwide visitors to internet websites, over 674 million visited social networking websites. Worldwide social networking visitors have grown at a faster rate than internet visitors as a whole. Although social networking growth in North America is starting to level off, the medium is still growing very rapidly in other regions around the world, as shown in the chart below.

Growth of Social Networks and Internet (Unique Visitors), September 2007 – September 2008
	Social Networks	Internet
Worldwide	38%	22%
Middle East & Africa	62%	25%
Asia-Pacific	48%	34%
Europe	48%	21%
Latin America	43%	28%
North America	8%	1%

Source: comScore, November 2008

Growth in Adult Online Communities

Within the social networking sphere, we are focused on adult online communities. According to comScore, over 43% of worldwide internet users accessed adult websites in September 2008 and worldwide users accessing adult websites grew 23% from September 2007 to September 2008. In particular, according to comScore, the number of adult visitors (defined as users over 18 years of age) to social networks have increased by 40% from September 2007 to September 2008. Adults as a group have also become more actively engaged over the same time period, spending 50% more total minutes on social networks than in September 2007. Additionally, within the adult segment, social networking in the United States is still under penetrated. According to eMarketer, the number of adult users of social networks in the United States will increase by 50% from 57 million in 2007 to 85 million in 2011, as shown in the chart below.

United States Adult Online Social Networking Users
	2007	2008E	2009E	2010E	2011E
Number of adult social networking users (in millions)	57	69	76	81	85
Percentage of adult internet users	37%	44%	47%	48%	49%

Source: eMarketer, December. 2007

Adult community websites such as ours offer a similar suite of applications and communications tools as general interest social networking websites. The distinction lies in the user’s purpose for accessing the website. Whereas most general interest social networking users log on to remain generally connected to their friends and interest groups, adult community website members log on specifically to meet a companion or date who they do not know. Adult communities facilitate interaction between individuals by allowing them to search for and communicate with a large number of potential partners at their convenience and afford them the ability to initially meet people in a more secure online setting before meeting face-to-face.

Growth of Online Spending on Adult Services and Entertainment

Adult content dominates the paid online content market, which includes subscription and pay-on-demand services. The main drivers of purchasing adult services online are payment mechanisms, including credit cards and the emergence of alternative online payment methods in emerging markets. According to Euromonitor, by 2010 over 40% of the world’s population is expected to own a credit card, allowing for significant increases in online spending for goods and services. The chart below shows significant increases are expected in credit card penetration across all regions worldwide.

Credit Card Penetration
	2004	2005	2006	2007	2008E	2009E	2010E
Worldwide	22%	24%	25%	28%	31%	35%	40%
North America	212%	222%	229%	242%	249%	262%	275%
Europe	20%	22%	25%	28%	33%	40%	50%
Middle East & Africa	22%	23%	28%	32%	35%	39%	43%
Latin America	22%	28%	35%	44%	51%	58%	64%
Asia-Pacific	15%	16%	17%	19%	23%	27%	33%

Source: Euromonitor, November 2008

In developing economies access to credit cards is currently limited due to a less developed banking sector, limited credit histories for customers and customer aversion to debt. For example, in China as of 2007 less than 8% of the population held a credit card, according to Euromonitor. However, as illustrated in the table above, credit cards are expected to grow rapidly in emerging markets. Additionally, a number of alternative payment systems, such as prepaid cards, mobile payments, cash payments and bank transfers, are becoming more and more prevalent for online payments in these markets.

Growth in Online Advertising

Since internet users share a wealth of personal information, such as age, location, occupation and hobbies, the social networking websites are highly attractive to advertisers who are able to target advertisements to specific demographic groups.

Despite the current unenthusiastic outlook for the United States and the global economies, internet advertising spending is expected to grow at a solid pace, maintaining significantly higher growth rates than other advertising mediums, as shown in the chart below. According to ZenithOptimedia, internet advertising worldwide is expected to grow at a compounded annual growth rate of 24% between 2007 and 2010 and, in particular, interactive multimedia and digital video advertising in the United States are expected to grow at a compounded annual growth rate of 48% between 2007 and 2010.

Worldwide Advertising Spending Growth
	2004	2005	2006	2007	2008E	2009E	2010E
Total advertising expense	7%	6%	7%	7%	7%	6%	7%
Internet	26%	44%	38%	35%	27%	23%	22%
Print	5%	4%	4%	3%	2%	2%	3%
TV	9%	4%	7%	7%	7%	5%	6%
Cinema	12%	9%	4%	12%	9%	9%	9%
Radio	6%	4%	4%	4%	3%	4%	4%
Outdoor	8%	12%	10%	8%	10%	9%	8%

Source: ZenithOptimedia, June 2008

Furthermore, eMarketer forecasts that worldwide online social networking advertising spend will reach over $3.5 billion by 2010 compared to the $1.2 billion in 2007, as shown in the chart below:

Worldwide Online Social Networking Advertising Spending
	2006	2007	2008E	2009E	2010E	2011E
Advertising spending (in millions)	$480	$1,225	$2,145	$2,883	$3,559	$4,136
Percent change	n/a	155%	75%	34%	23%	16%

Source: eMarketer, December 2007

Overall, we believe our industry offers the potential for substantial further growth for a number of reasons, including:

•	internet penetration, particularly broadband penetration, continues to grow, expanding our potential client base and permitting us to offer more services and a better user experience to our customers;

•	the adoption of adult social networking is increasing worldwide, and people are spending more and more time on websites;

•	the increase in credit card penetration and other online payment mechanisms in emerging markets, coupled with growing broadband adoption, are increasing the ease of transacting online; and

•	worldwide internet advertising spending is expected to increase despite the progressively unenthusiastic current outlook on the United States and global economies.

We believe that we are well-positioned to capitalize on these growth trends and lead as a social network in both the adult and non-adult or general audience segments.

BUSINESS

Company Overview

We are a leading internet-based social networking and multimedia entertainment company operating several of the most heavily visited social networking websites in the world. Through our extensive network of websites, since our inception, we have built a base of over 270 million members in approximately 170 countries offering a wide variety of online services so that our members can interact with each other and access the content available on our websites. Our websites are intended to appeal to members of diverse cultures and interest groups and include social networking, live interactive video and premium content websites. Our most heavily visited social networking and entertainment websites include AdultFriendFinder.com, Amigos.com, AsiaFriendFinder.com, Cams.com, FriendFinder.com, BigChurch.com and SeniorFriendFinder.com. Our revenue to date has been primarily derived from subscription and paid-usage adult-oriented products and services. We believe that our broad and diverse membership base also represents a valuable asset that will provide opportunities for us to offer targeted online advertising to specific demographic groups. In addition to our online products and services, we also produce and distribute original pictorial and video content, license the globally-recognized Penthouse brand to a variety of consumer product companies and entertainment venues and publish branded men’s lifestyle magazines. For the nine months ended September 30, 2008, our net revenue, operating income and EBITDA were $262.4 million, $36.1 million and $66.6 million, respectively, as pro forma adjusted for an $18.5 million non-recurring reduction in net revenue due to purchase accounting that required the deferred revenue to be recorded at fair value on the date of acquisition, to a deferred revenue liability at the date of acquisition of Various and our net loss was $32.3 million unadjusted for this purchase accounting. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We categorize our users into four categories: visitors, members, subscribers and paid users and focus on the following key business metrics to evaluate the effectiveness of our operating strategies.

•	Visitors. Visitors are users who visit our websites but do not necessarily register. Visitors come to our websites through a number of channels, including by being directed from affiliate websites, keyword searches through standard search engines and by word of mouth. We believe we achieve large numbers of unique visitors because of our focus on continuously enhancing the user experience and expanding the breadth of our services. For the nine months ended September 30, 2008, we averaged over 59 million unique worldwide visitors per month according to comScore.

•	Members. Members are users who complete a free registration form on one of our websites by giving basic identification information and submitting their e-mail address. Members are able to complete their personal profile and access our searchable database of members but do not have the same full access rights as subscribers. For the nine months ended September 30, 2008, we averaged more than four million new member registrations on our websites each month.

•	Subscribers. Subscribers are members who purchase daily, three-day, weekly, monthly, quarterly, annual or lifetime subscriptions for one or more of our websites. Subscribers have full access to our websites and may access special features including premium content. For the nine months ended September 30, 2008, we averaged over one million paying subscribers each month from whom we derived 77.2% of our internet revenues.

•	Paid Users. Paid users are members who purchase products or services on a paid-by-usage basis. For the nine months ended September 30, 2008, we averaged approximately 1,715,845 paid minutes each month and derived 19.6% of our internet revenue from paid users.

•	Average Monthly Net Revenue per Subscriber. ARPU is calculated by dividing net revenue for the period by the number of average subscribers in the period. For the nine months ended September 30, 2008, our ARPU was approximately $19.06.

•	Churn. Churn is calculated by dividing terminations of subscriptions during the period by the total number of subscribers at the beginning of that period. Our historic average monthly churn rate, which measures the rate of loss of subscribers, has decreased from approximately 19.6% per month for the year ended December 31, 2007 to approximately 18.0% for the nine months ended September 30, 2008.

•	Marketing Affiliates. Our marketing affiliates are companies that operate websites that market our services on their websites. These affiliates direct visitor traffic to our websites by using our technology to place banners or links on their websites to one or more of our websites. As of September 30, 2008, we had over 110,000 participants in our marketing affiliate program from which we derive a substantial portion of our new members and approximately 44% of our revenue. For the nine months ended September 30, 2008, we made payments to marketing affiliates of over $46.4 million.

Our Competitive Strengths

We believe that we have the following competitive strengths that we can leverage to implement our strategy:

•	Paid Subscriber-Based Social Networking Model.

We operate social networking websites that allow our members to make connections with other members who they may or may not already know but with whom they share common interests. Our members are able to post their profiles and other content of interest for free and our subscribers are then able to access this content for a fee. We believe the content posted by our members creates a compelling value proposition for which people are willing to pay. Our paid subscriber-based model is distinctly different from other social networking websites whose users can access the websites for free to remain connected to their pre-existing friends and interest groups. Our subscribers and paid users purchase our products and services in advance using various payment methods, including credit card and non-credit card payments, such as preauthorized bank account debiting and mobile phone payments. Because our customers pay in advance, we have limited exposure to credit risk. The majority of our subscription-based websites offer multi-tiered subscriptions that allow subscribers to access greater or enhanced services and content depending upon their subscription levels. We also have users who pay-by-usage basis, where minutes are purchased in advance of use and there is a deduction of the available funds as minutes are used.

•	Large and Diverse Membership Base Attractive to Members.

We operate some of the most heavily visited social networking websites in the world. Since our inception, over 270 million members have registered on our websites, and for the nine months ended September 30, 2008 we added on average more than four million new members each month, which represents a substantial barrier to entry to potential competitors. Our websites are designed to appeal to individuals with a diversity of interests and backgrounds. We believe potential members are attracted to the opportunity to interact with other individuals by having access to our large, diverse membership base. During the registration process, we collect valuable demographic information about our members and our technology allows us to then target specific demographics and interest groups within our member base via e-mail, which in turn allows us to develop diverse features and websites tailored for these demographics and interest groups. We believe this is a valuable asset that will attract advertisers seeking to advertise on our websites.

•	Large and Difficult to Replicate Affiliate Network.

Through a network of over 110,000 affiliates, we are able to further promote our flagship brands. By collaborating with other companies who market our services on their websites, our marketing affiliate program generates approximately 44% of our revenue from attracting and referring visitors who become members and subscribers of our websites. We believe potential affiliates are drawn to our program by the size of our online communities and by our distinctive business model, which results in attractive compensation for our affiliates. We also provide our affiliates a variety of payment options and value-added features, such as private labeling, a feature that is currently used to power more than 10,000 websites. Private labeling allows our affiliates to preserve the look and feel of their websites while generating revenue for us. We believe our program’s ability to direct a large number of visitors to our websites is a key component of our past success and future growth. In addition, we believe that the difficulty in building an affiliate network of this large size presents a significant barrier to entry for potential competitors.

•	Proprietary and Scalable Technology Platform and Business Model.

Over the last ten years we have developed a robust, highly scalable technology platform for the websites we operate built on open-source technology and inexpensive commodity hardware, and augmented by a customizable template interface that allows us to add new features and launch additional websites at a relatively low incremental cost. We also have developed a wide array of custom applications technologies to support our affiliate program, our billing processes and for business analytics. Our technology platform enables us to collect and sort a large variety of data in order to monitor all areas of our business and increase the traffic and revenue to our websites.

•	Brand Recognition and Compelling Adult Content.

The strength and wide recognition of our AdultFriendFinder, FriendFinder and Penthouse brands provides us with a competitive advantage. Our websites are offered in 12 languages to users who reside in approximately 170 countries. We produce original mature video and pictorial content and own a library of over 650 films, over 10,000 hours of video content and over one million images that are frequently updated. Due to our ability to offer a wide variety of both member-generated and professionally-produced content, we believe our websites appeal to adult internet users worldwide.

•	Proven Management Team with Experience in Integrating Companies.

Our management team has a broad range of experience in the internet and entertainment industries and a proven track record of identifying potential target companies, executing transactions and integrating the acquired companies. Since the acquisition of Various in December 2007, our professional management team has instituted business procedures and disciplines that have reduced our churn and transaction processing costs, thereby increasing our margins and improving the performance of our internet business.

Our Strategy

As one of the world’s leading internet-based social networking and multimedia entertainment companies, our goal is to enhance revenue opportunities while improving our profitability. We plan to achieve these goals using the following strategies:

•	Increase Conversion of Members to Subscribers.

Our business model to date has been subscriber-based, resulting in our internet business revenue being principally generated from our subscribers. We continually seek to improve the websites we operate with the goals of encouraging visitors to become members and members to become subscribers. Currently, we have over one million subscribers, which is less than 1% of our total members. We continually evaluate, add and enhance features on our websites to improve our members’ experience. New features and designs are tested on a statistically significant sample of our membership base, and features and designs are released to the entire membership base only after satisfactory results are achieved. We believe the release of new features and designs creates real value for the subscription fee, generating increased member and subscriber loyalty, prompting the purchase of additional services and increasing the number of visits and utilization of our products and services. A small increase in the conversion ratio or a decline in the loss of a subscriber, or churn, has significant effects on our revenue and profitability.

•	Generate Advertising Revenue.

To date, advertising revenues have represented less than 1% of our revenue, averaging approximately $152,356 per month in the nine months ended September 30, 2008. However, we believe that our large social networking membership base represents a significant advertising opportunity. In particular, we believe that some of our websites with lower conversion rates and with relatively lower ARPU, which are predominantly the non-adult, or general audience, websites, can benefit from the addition of an advertising-based revenue model. Our technology allows us to target specific demographics and interest groups within our member base. We believe that our large membership base will provide advertisers an opportunity to achieve superior results through well-targeted campaigns aimed at their preferred demographic and interest group. The soft launch of our advertising platform in 2008 has allowed our ad sales team to sell, track and optimize the ad inventory we currently have. In 2009, we expect to roll out our advertising platform and we plan to continue developing technology designed to integrate advertising sales into our websites, assemble a larger sales force and create marketing material for potential advertisers.

•	Penetrate New Communities of Interest and Monetize Current Foreign Markets.

We are constantly seeking to identify groups of sufficient size who share a common interest in order to create an online community intended to appeal to their interests. Within our extensive membership database, we have an existing list of users who could potentially be members of new websites we may create based on the demographic information we have previously collected. By leveraging our extensive membership database together with our scalable technology platform, we are able to quickly create and launch additional websites without substantial additional capital investment. The creation of new websites would allow us to attract new members and different interest groups, as we have done for a variety of groups, including BigChurch.com and SeniorFriendFinder.com. We also plan to expand in selected geographic markets, including southeast Europe, South America and Asia, and we plan to offer our social networking websites and services in additional languages, including Hindi and Russian. In markets in which we already have a presence, we plan to leverage our technology platform in order to make culturally relevant enhancements to our websites, such as expanding language translation as well as adjusting prices based on geography to enhance revenues from countries where we already have a large member base. In certain of the markets where we operate, there are domestic issues that preclude members in these countries from becoming paid subscribers including limited availability of credit cards. As credit cards and other payment mechanism become more readily available and accessible in these foreign jurisdictions we expect our revenue to grow.

•	Pursue Targeted Acquisitions.

We believe there is a significant opportunity to expand our business by acquiring and integrating other companies. We have identified three general types of acquisition candidates:

•	additional social networking websites which will strengthen our existing business;

•	owners, creators and distributors of content which will expand our products and services; and

•	payment processing and advertising businesses which will expand our existing technology and infrastructure.

After successfully closing and integrating the $401 million acquisition of Various, we assembled an experienced team to identify, examine and proactively pursue accretive acquisition opportunities. In addition, our team continues to evaluate the numerous potential candidates that have contacted us to determine if the candidates meet our strategic criteria. A majority of these companies are smaller than we are and have limited financial and human resources. Most of these candidates are in industries that are highly fragmented, and we believe there are a limited number of potential purchasers for these acquisition opportunities.

Our Products and Services

Our products and services consist of our social networking, live interactive video and premium content websites and, to a lesser extent, the licensing of our Penthouse brand, the publishing of branded men’s lifestyle magazines and the production and distribution of original video and pictorial content.

Social Networking Websites

The social networking aspect of our business is a cornerstone of our business model and is our largest source of revenue. We believe we are a leading provider of social networking websites in the world. The largest of our communities, AdultFriendFinder.com, is ranked in the top 50 in the world by Amazon.com’s Alexa ratings system, which ranks the most highly-visited websites in the world.

We provide social networking and online personals services for members of diverse cultures, ethnicities and interest groups. Each website is built around a central theme, which often relates to the ethnicity or social interests of its members. These online communities are delivered in the language appropriate to the group targeted by the website, including:

• English	• German	• Portuguese
• Chinese	• Italian	• Spanish
• Dutch	• Japanese	• Swedish
• French	• Korean	• Tagalog

Membership on our social networking websites generally includes access to member-generated content including the ability to post a personal profile and photographs, create a social network, chat and instant message with other members, and search our database of member profiles as well as company-generated features and content such as contests, newsletters and articles as well as the loyalty program we administer. We believe that this variety of revenue-enhancing features encourages visitors to join as members. The ability to initiate communication with other members and subscribers via our e-mail communications platform and view the full profiles of the members in our database requires payment of a subscription fee. Depending on the specific website, subscribers also have access to additional functionality and increased or enhanced levels of services and content. Described below are several of the features that are accessible on many of our websites.

•	Blogs — Blogs are a simple way to create a regularly updated home page where members can express themselves, learn about others, get more noticed and attract new friends. There are numerous blogs, grouped by subject.

•	Chatrooms — Chatrooms are areas where members can discuss a specific topic or join rooms established by region. A private chatroom lets a member host a chat party by invitation only.

•	Contests — Contests are a means of engaging our members by offering rewards for member-generated content. Examples include Best Holiday Greeting Card, Silly Photos with Clever Captions and many more. Prizes include upgraded memberships, free points, DVDs, T-shirts and mugs.

•	Cupid Reports — Once a member has described an ideal match, the member is automatically notified by e-mail when a person matching that description becomes a member.

•	Friends Network — A member can invite specified members into a personal group, keep track of them, share private photos and send personalized bulletins.

•	Get Local — Websites list local events that are geographically targeted according to a member’s location.

•	Groups — Groups are the place to find people who share interests and to develop new friendships. Members search for groups by topics, names or keywords and correspond, exchanging ideas. All groups have their own discussion boards and chatrooms, which facilitate communication and relationship building. Popular groups include “Single again? Let’s get together!,” “Dancing” and “Adventures, Romantic Getaways.”

•	Instant Messaging — Two different types of our instant messaging system are available: a standard service and a faster Flash system, which offers extra options such as live video and sound.

•	Loyalty Program — Our point based loyalty program is designed to increase participation in our websites membership activities, such as participating in blogs and online magazines and creating video introductions. Points can be redeemed for other membership services such as upgraded memberships or more prominence of member profiles in online searches.

•	Newsletters — Our most popular websites periodically send newsletters to members, including photos and brief descriptions of other members, advice on enhancing one’s profile to attract more responses from other members and practical tips on dating and relationships.

•	Online Magazine — At magazine pages, members can participate in many ways: read articles with expert advice on dating and relationships, enjoy fiction serials, submit their own articles, vote and comment on their reading, post original polls they have created, give advice and exchange opinions on various subjects, and view archives of articles.

•	Photo, Video and Voice Sharing — Members can post their photographs and create webcam video introductions and voice introductions of themselves, which generates member-to-member contact.

•	Posting Profiles — Members include personal details, such as city of residence and birthday, physical information, such as height and hair color, personal information, such as education, and occupation as well as other information. They describe themselves, specifying hobbies, the type of person they are seeking for a friend or for dating and can present up to 20 photographs. Members are encouraged to make their profiles as unique as possible by including personal details.

•	Search — Members can conduct searches for compatible members according to a substantial list of criteria, including gender, geographical proximity, availability of photos and interests. Search criteria can be saved for repeated use.

Website Data

Below is a list of each of our websites that had over 100,000 members since its inception as of September 30, 2008. For the nine months ended September 30, 2008, we have over one million subscribers.

Website	Description	Members Since Inception
AdultFriendFinder.com	Our most popular adult social networking and dating website.	131,228,780
Amigos.com	Spanish version of FriendFinder.com, translated into Spanish, Portuguese and English.	32,479,546
AsiaFriendFinder.com	Chinese version of FriendFinder.com, features traditional and simplified Chinese character sets as well as an English interface.	30,499,176
Cams.com	Adult content live interactive video website where members pay per minute to chat with models who broadcast on the website via their webcams.	29,565,386
FriendFinder.com	Website targeted toward singles looking for love, romance and marriage. Also includes many social networking aspects.	11,557,460
ALT.com	Alternative lifestyle personals website, catering to users with fetish, role-playing and other alternative sexuality interests.	11,274,470
OutPersonals.com	Adult-oriented dating website for gay men.	5,389,760
GradFinder.com	Alumni directory where members can contact friends from elementary school through college.	3,392,983
IndianFriendFinder.com	Indian version of FriendFinder.com, where users can narrow their searches by specific criteria, including language, religion, diet, and caste.	2,401,418
FastCupid.com	Social networking and personals website for dating, romance and friendship.	1,992,049
BigChurch.com	Christian dating website with searchable bible passages and daily bible chapter e-mails.	1,926,038
SeniorFriendFinder.com	Website targeted toward people over 40 years of age.	1,639,827
GayFriendFinder.com	Dating website for gay men.	1,628,645
FilipinoFriendFinder.com	Filipino version of FriendFinder.com, translated into Tagalog and English.	1,563,968

Website	Description	Members Since Inception
FrenchFriendFinder.com	French version of FriendFinder.com, translated into French and English.	1,495,169
ItalianFriendFinder.com	Italian version of FriendFinder.com, translated into Italian and English.	971,259
GermanFriendFinder.com	German version of FriendFinder.com, translated into German and English.	959,030
KoreanFriendFinder.com	Korean version of FriendFinder.com, translated into Korean and English.	794,158
Penthouse.com	Content-based website with varying levels of access to Penthouse pictorials, articles, videos and live webcams shows with Penthouse Pets.	540,326
JewishFriendFinder.com	Jewish dating website.	519,485
Millionairemate.com	Dating website targeted toward like-minded people who understand that intelligence, success and drive are key elements to attraction.	483,386
Slim.com	Health and wellness website.	112,083

Internet Privacy

Our privacy principles represent the continuing evolution of our long-standing commitment to consumer privacy. Our privacy principles related to our internet websites and services provide for robust consumer notice, choice and data security. Our privacy principles include:

•	Notice. Members are provided meaningful notice about the information collected and used for internet related advertising. Members visiting our websites are provided notice via links to our privacy policies usually located on every one of our web pages and other methods of the types of individual information collected for advertising purposes, the technologies employed to collect such information, and how such information is used, including if applicable that other companies operate on the website and may collect such information.

•	Choice. Members are provided with a choice on how certain information is used. We provide for an opt-out mechanism for e-mail advertising and members of our social networking websites have access to a control panel that allows them to make choices on the type of data that is stored on our servers or made available to the public or other members using our websites.

•	Security. We strive to provide reasonable security for consumer data. Our security methods are based on the sensitivity of the data, the nature of the services provided, the types of risks related to such data and the reasonable protections available to us for practical implementation. We require our business service providers, such as credit card processors, to contractually maintain appropriate information security procedures based upon the sensitivity of the data and industry practices. We also ask members to verify their age and we review all member-generated content prior to its appearing on our websites.

•	Responsiveness. Members have a readily accessible means to contact us to express concerns and complaints regarding privacy matters and we have a team associated with handling such concerns and complaints. Most of our web pages have a link directly to a web based form for providing complaints to us for processing.

Live Interactive Video Websites

Our live interactive video websites, such as Cams.com, are a broadcast platform that enables models with a camera and a broadband internet connection to broadcast to an audience of users of any size. These websites represented approximately 19.6% of our revenue in the nine months ended September 30, 2008. On these websites we offer an interactive webcam service where users can contact models, visually see them and communicate via on-screen text messaging. The models broadcast from independent studios throughout the world to a group of our users. The models interact with a group of users until an individual user requests a private one-on-one experience at which time the per-minute usage charge begins and the screen is blocked to all but the user who is being charged. In some cases, other users are permitted to view the private session for a fee but not interact with the model. In addition to the pay-by-usage service, we offer subscription-based payment options that provide discounts on the pay-per-usage services. The majority of the revenues we generate from these websites are from users who may not be subscribers but provide a credit card for payment under the pay-by-usage plan. We pay approximately 30% of the revenues derived from these websites to the studios that employ the models.

Premium Content Websites

We operate a number of websites with premium content, such as Penthouse.com and HotBox.com. Premium content is professionally-generated content as opposed to member-generated content. These websites provide subscribers and paid users access to our collection of over 10,000 hours of professional video, which includes our library of over 650 standard and high-definition full-length feature films. Our subscribers also have access to our collection of over one million professionally produced images. Additionally, subscribers have access to editorial content, chat rooms and other interactive features.

We believe that we are one of the few companies that produce high quality, high definition video productions available on the internet. In 2008, we averaged 15 high definition productions per calendar quarter using a combination of freelance and contract directors. PenthouseTV is available in the United States and its territories and reaches over 30 million homes in North America. Our programming is also available in Latin America, Europe and Asia. In addition, our Penthouse-branded mobile content, including photos, short video clips and mobile streaming of thematic blocks of our programming, is available through 75 mobile carriers in over 30 countries. The content varies from territory to territory.

We derive revenue through third party license agreements for the distribution of our programming in which we may receive a percentage of the subscription fee paid by the customer, a percentage of the single program or title fee purchased by the customer, a fixed fee for the licensed program, or a combination of the above. Our fixed fee contracts may receive a fixed amount of revenue per title, group of titles or for a certain amount of programming during a period of time. Our studio group also realizes revenue through the sale of DVDs. We sell our productions in the retail DVD marketplace through retail outlets, internet stores, including PenthouseStore.com, and mail order. We release an average of one new DVD title every week to the retail marketplace.

Licensing of Penthouse Brand

We license the Penthouse name, logos, trademarks and artwork for the manufacture, sale and distribution of consumer products. We work with our U.S. and international licensees to develop, market and distribute Penthouse-branded products, including books, apparel, accessories, lingerie, shoes, novelties and swimwear. We have 14 international editions of Penthouse magazine and its associated magazines and digests available in over 16 countries. We continually seek to expand our licenses and products in new markets and retail categories both domestically and internationally.

We also license our Penthouse brand to 11 upscale gentlemen’s clubs and nightclubs. We actively seek to expand our location-based entertainment business, and we are in negotiations on a number of other locations in the United States, Europe and Asia. Our licensing arrangements require limited capital investment or expense on our part.

Magazine Publishing

Penthouse magazine and its related publications are our branded men’s lifestyle publications offering a combination of pictorials, editorial content and humor. We also publish several other adult-oriented magazines and digests. We believe that Penthouse magazine plays a key role in driving the continued popularity and recognition of the Penthouse brand. Accordingly, in the past few years we made significant changes to Penthouse magazine in order to appeal to a wider customer base. We softened the magazine’s pictorial content to improve newsstand positioning and attract a wider national advertising base, and we added editorial content covering sports, music, video and gaming in order to attract additional categories of advertisers and new readers, primarily targeting 21 to 39 year old males. This resulted in the magazine re-entering sales channels in retail establishments. Our advertising base has expanded to now include tobacco, liquor, apparel, footwear, toiletries, men’s grooming, consumer products and direct-response companies.

Original Video and Pictorial Content

We produce professionally generated original mature video and pictorial content in high-definition format, which in addition to providing superior quality resolution on our websites, gives us the flexibility to convert the content into different media and market it through a wide range of distribution channels including broadcast, cable, satellite, internet protocol television, or IPTV, DVDs and mobile devices.

Payment for Our Internet Products and Services

We derive our revenue primarily from subscriptions. Our users can purchase daily, three-day, weekly, monthly, quarterly, annual or lifetime subscriptions that give them access to all members’ full profile information and the ability to contact other members in one-on-one e-mail correspondence. During the nine months ended September 30, 2008, our monthly ARPU across our subscriber base was $19.06. Monthly subscription fees and ARPU tend to be lower on our non-adult-oriented or general interest websites. All subscriptions are charged in advance and we recognize the revenue over the terms of such subscriptions. Subscribers on a majority of our websites can upgrade their subscription level for an additional cost in order to have access to additional features and content. On average, our subscribers maintain their subscriptions for approximately five months.

On our live interactive video websites, our users are primarily paid users who purchase products and services on a pay-by-usage basis, and some users pay a monthly fee for access to the websites. During the nine months ended September 30, 2008, these websites averaged a usage fee of $2.86 per minute, but can be as high as $9.99 per minute, as determined by the studio producing the video. The paid users purchase minutes in advance of their use and draw down on the available funds as the minutes are used.

Our internet-based business does not carry customer receivables on the balance sheet since our products and services are paid for in advance. Subscribers pay for products and services on our websites using several payment methods including credit card and non-credit card payments, such as preauthorized bank account debiting and mobile phone payments. We have maintained long-standing relationships with merchant banks and have more than 20 merchant bank accounts. Our technology platform includes proprietary anti-fraud measures to protect us against unauthorized use of credit cards and fraudulent activity on our websites. As a result, our credit card charge back rate is currently less than 1% of our total credit card charges by dollar amount and the reserves the banks require us to maintain are less than 1% of our total revenue.

Internet Product and Feature Development

We are at the leading-edge of creating, implementing and commercializing advanced features and product enhancements to our websites. We continually evaluate and add features to our websites to improve our members’ experience. New features and designs are tested on a statistically significant sample of our membership base, and features and designs are released to the entire membership base only after satisfactory results are achieved. We believe the release of new features and designs results in new members, increased member loyalty, the purchase of additional services on our websites, and increased visitation and utilization of our other websites and services.

Technology Platform

We have developed a robust, highly scalable technology platform over the last ten years. Our proprietary technology platform operates on more than 2,000 devices and allows us to add new members and additional websites at a very low incremental cost. In addition, we have developed a wide array of technologies to support our affiliate program, our billing processes, content management and translation, and for business analytics.

Our technology platform allows us to collect and sort a variety of data which permits us to monitor all areas of our business and increase the traffic and revenue to our websites. We collect and evaluate information related to the activity of the visitors on our websites, the nature of our visitors and the processing of information on our servers.

The data we collect concerning our visitors’ activities on our websites includes:

• number of visitors	• number of visitors completing registration
• number of paid subscriptions	• number of messages sent
• number of images uploaded	• number of customer service requests
• number of blogs created	• number of videos uploaded and viewed

The data we collect concerning the nature of our visitors includes:

• referring link/domain	• referring affiliate/ad buy/traffic source
• country	• language
• gender	• e-mail domain

Statistics monitored on a per-server basis include:

• number of requests served	• time spent per request
• central processing unit utilization	• memory utilization
• disc utilization

We have developed a substantial portfolio of technology-related intellectual property assets. Almost every aspect of our technology, including software code and network architecture, is developed in-house and designed to help optimize our website performance. For example, our content management system enables translation of our websites into a dozen languages or rebranding to address certain target or niche audiences, and our billing software quickly allows the addition of new billing sources.

With respect to marketing technologies, our in-house monitoring systems provide analytical tools during every stage of the “sales funnel” and help us to react quickly to changes in user or potential member behavior. Sophisticated live A-B testing in which we run controlled blind tests in different control groups enables us to determine how a website design element affects conversion rates.

Finally, our in-house developed and maintained software also allows us to provide our third-party advertisers and affiliates with near real-time statistics so that they can monitor their traffic conversion and quickly make necessary adjustments. Similarly, we can provide these advertisers with a variety of improved business models based upon the efficiency of their traffic source.

Marketing

Our marketing primarily consists of our marketing affiliates program and online advertising.

Marketing Affiliates Program

Our marketing affiliates are companies that operate websites that market our services on their websites. Our affiliates’ websites cover a wide range of content and interests. Our affiliates direct visitor traffic to our websites by using our technology to place banners or links on their websites to one or more of our websites. When a visitor to an affiliate’s website clicks on the banner or link, the visitor will be directed to one of our websites. In addition, for over 10,000 of our affiliates, we maintain private label websites that provide a seamless, turnkey outsourced solution using our technology platform for social networking and live interactive video websites. These websites have the look and feel of the affiliate’s website with the affiliate’s logo and website name but are operated by us. Users who click through the affiliate’s website are tagged with the affiliate’s identifier that tracks the user to calculate the payment due to the affiliate. Private labeling allows our affiliates to preserve their brand while generating revenue for us. Generally our websites have different programs from which our affiliates may derive revenue.

Our affiliates may derive revenue based on:

•	a percentage of revenue generated and collected;

•	per member who registers, confirms their e-mail address and whose profile is approved; and

•	per subscriber.

With over 110,000 affiliates registered in our affiliate marketing program, we believe our affiliate network is one of the largest in the world and one of the highest paying programs in the industry. We do not typically have exclusive arrangements with our affiliates and some of our affiliates may also be affiliates for our competitors. We provide our affiliates with daily updated statistics, bi-monthly payments and technical support. Our affiliates are required to comply with a strict code of conduct, including a strict prohibition on spam and spyware and mandated compliance with our regulatory restrictions. We believe that as a result of these policies, the quality of our visitor traffic is enhanced.

Online Advertising

Another method we use for marketing our websites is by purchasing prepaid advertising, or ad buys, which consists primarily of pay-per-click keyword advertising on major search engines and advertising on third party websites via banner advertisements and ad networks. Through the use of our technology, we analyze returns and estimate the long-term revenue that a particular advertising program will generate after only a few days of monitoring traffic. This allows us to test different text, formats, placements and graphics relating to marketing programs on a cost effective basis, where we are able to analyze activity, estimate results and quickly and efficiently make changes to the program if necessary.

Competition

As an internet-based social networking and multimedia entertainment company we operate in several submarkets within a highly competitive but fragmented industry. We compete with a number of large and small companies that provide a range of internet products and services including adult-oriented communities and adult content websites, general audience communities and internet personals websites. We believe that the primary competitive factors in social networking and online communities are functionality, brand recognition, member affinity and loyalty, ease-of-use, quality of service, reliability and critical mass. We believe the primary competitive factors in our entertainment segment is brand recognition, video and pictorial content. While our management does not believe there is another company with whom we compete across all the areas of our business, we tend to compete with companies in four categories, with some overlap among these categories:

•	Social Networking Websites — Unlike most other social networking websites which are free, we have a paid subscription-based business model, which we believe is a significant competitive advantage. Our adult-themed community websites from which the majority of our revenue and earnings are derived, including AdultFriendFinder.com, do not directly compete with other general interest social networking websites because of the adult nature of the content. Our general audience websites, which contribute substantially less of our revenue and earnings, compete with other companies offering social networking websites such as MySpace, Inc., Facebook, Inc. and Friendster, Inc. Our general audience websites provide a wide range of social networking tools including blogs, chatrooms and messaging similar to our competitors. We also believe that a significant advantage to our websites is the ease with which members meet other members who were not known to them prior to joining our network.

•	Internet Personals Websites — We compete with certain elements of the internet personals business provided by companies including Match.com, L.L.C., Yahoo!Personals, a website owned and operated by Yahoo! Inc., eHarmony, Inc., Lavalife Corp., Plentyoffish Media Inc. and Spark Networks Limited websites, including jdate.com, americansingles.com and relationships.com, as well as companies offering adult-oriented internet personals websites such as Cytek Ltd., the operator of SexSearch.com, and Fling Incorporated.

•	Adult Audience Websites — We compete with many adult-oriented and live interactive video websites, such as Playboy.com and LiveJasmin.com, respectively. These websites are largely distinguished by the quality of the video and the quantity and caliber of the video content. We continue to seek to be at the forefront of video technology by seeking to offer our users the best available experience. As adult content receives wider mainstream acceptance, we expect our websites to benefit from an increased volume of member-generated content that will enhance our large library of adult content which is frequently updated and refreshed.

•	Adult Entertainment Providers — We compete with other publishers of branded men’s lifestyle magazines, such as Maxim and Playboy, and we compete with other producers of adult pictorial and video content, such as Playboy Enterprises Inc., tmc Content Group AG and Total Media Agency.

Intellectual Property

Our Penthouse mark has been in use since 1965 and is a globally recognized brand in the adult entertainment industry. Through continuous and widespread use, we have developed strong trademark rights in numerous trademarks, including Penthouse Forum, Penthouse Variations, Penthouse Letters, the One Key Logo and Three Key Logo, Pet Of The Year, Pet Of The Month and Penthouse Pet, as well as the AdultFriendFinder, FriendFinder, ALT.com, Bondage.com, OutPersonals.com and FriendFinder trademarks used in our internet social networking and online personals business. We have developed the “FriendFinder” service mark and its many variations, including AdultFriendFinder, SeniorFriendFinder and FrenchFriendFinder.

We currently own and maintain approximately 100 U.S. trademark registrations and applications and over 900 foreign trademark registrations and applications. We have generated very large volumes of written, visual and audiovisual content, including over one million photographic images. We own and maintain hundreds of U.S. copyright registrations covering our magazines and videos. As our intellectual property assets are one of the keys to our continued growth and success, we enforce our rights against infringers as is reasonably prudent. We regularly evaluate and grant requests to license our brands and content and participate in other commercial ventures by contributing trademark and content licenses.

We devote substantial resources to the establishment, protection and enforcement of our trademarks and other proprietary rights. However, our actions to establish, protect and enforce our trademarks and other proprietary rights may not prevent imitation of our products, services or brands or control piracy by others or prevent others from claiming violations of their trademarks and other proprietary rights by us. There are factors outside of our control that pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in every country in which our products and services are distributed or made available through the internet. Any infringement or related claims, even if not meritorious, may be costly and time-consuming to litigate, may distract our management from other tasks of operating the business and may result in the loss of significant financial and managerial resources, which could harm our business, financial condition or operating results. If we are not successful in defending against such claims, our financial condition or operating results would be materially adversely affected.

Successful claims against us could also result in us having to seek a license to continue our practices, which may significantly increase our operating burden and expenses, potentially resulting in a negative effect on our business, financial condition and results of operations.

Employees

As of December 1, 2008, we had approximately 423 full-time employees and three part-time employees, none of whom is represented by a collective bargaining agreement. We believe we maintain a satisfactory relationship with our employees.

Properties

Our headquarters are in Boca Raton, Florida. As of September 30, 2008, our principal offices consisted of the following properties:

Location/Principal Use	Square Feet	Lease Expiration Date
Los Angeles, California — entertainment	10,196	April 30, 2009
Sunnyvale, California — internet	50,112	October 31, 2015
Boca Raton, Florida — corporate administrative offices	3,533	December 31, 2009
Las Vegas, Nevada — internet	5,440	April 30, 2009
New York, New York — entertainment	16,431	May 6, 2018

We believe that our properties are in good operating condition and adequately serve our current business operations. We also anticipate that suitable additional or alternative space, including those under lease options, will be available at commercially reasonable terms for future expansion.

Government Regulation

We are subject to a number of foreign and domestic laws that affect companies conducting business on the internet. In addition, laws relating to user privacy, freedom of expression, content, advertising, information security, internet obscenity and intellectual property rights are being considered for adoption by many countries throughout the world. We face risks from some of this proposed legislation that could be passed in the future.

In the United States, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, which include actions for libel, slander, invasion of privacy and other tort claims, unlawful activity, copyright and trademark infringement and other theories based on the nature and content of the materials searched, the ads posted or the content generated by users. Certain foreign jurisdictions are also testing the liability of providers of online services for activities of their users and other third parties. Any court ruling that imposes liability on providers of online services for activities of their users and other third parties could expose us to liability.

A range of other laws and new interpretations of existing laws could have an impact on our business. For example, the Digital Millennium Copyright Act has provisions that limit, but do not necessarily eliminate, our liability for listing, linking or hosting third-party content that includes materials that infringe copyrights. Portions of the Communications Decency Act are intended to provide statutory protections to online service providers who distribute third-party content. We rely on the protections provided by both the Digital Millennium Copyright Act and Communications Decency Act in conducting our business. Any changes in these laws or judicial interpretations narrowing their protections will subject us to greater risk of liability and may increase our costs of compliance with these laws or limit our ability to operate certain lines of business. The Child Online Protection Act and the Children’s Online Privacy Protection Act restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from children under 13. In the area of data protection, many states have passed laws requiring notification to users when there is a security breach for personal data, such as California’s Information Practices Act. The costs of compliance with these laws may increase in the future as interpretations change. Furthermore, any failure on our part to comply with these laws may subject us to significant liabilities.

Similarly, the application of existing laws prohibiting, regulating or requiring licenses for certain businesses of our advertisers, including, for example, online gambling, distribution of pharmaceuticals, adult content, financial services, alcohol or firearms, can be unclear. Application of these laws in an unanticipated manner could expose us to substantial liability and restrict our ability to deliver services to our users.

We also face risks related to investigations and prosecutions involving our adult content. Current or future government officials may choose to increase enforcement of obscenity laws and government officials could also change or interpret current laws in a manner that is unfavorable to our business. In addition, court rulings may place additional restrictions on adult content affecting how people interact on the internet, such as mandatory web labeling.

We also face risks relating to government failure to preserve the internet’s basic neutrality as to the services and websites that users can access through their broadband service providers, as governments can arbitrarily choose to block websites. Such a failure to enforce network neutrality could limit the internet’s pace of innovation and the ability of large competitors, small businesses and entrepreneurs to develop and deliver new products, features and services, which could harm our business.

We are also subject to federal, state and foreign laws regarding privacy and protection of user data. We post on our website our privacy policies and practices concerning the use and disclosure of user data. Any failure by us to comply with our posted privacy policies or privacy-related laws and regulations could result in proceedings against us by governmental authorities or others, which could potentially harm our business. In addition, the interpretation of data protection laws, and their application to the internet, in the United States, Europe and other foreign jurisdictions is unclear and in a state of flux. There is a risk that these laws may be interpreted and applied in conflicting ways from country to country and in a manner that is not consistent with our current data protection practices. Complying with these varying international requirements could cause us to incur additional costs and change our business practices. Further, any failure by us to protect our users’ privacy and data could result in a loss of user confidence in our services and ultimately in a loss of users, which could adversely affect our business.

In addition, because our services are accessible worldwide, certain foreign jurisdictions may claim that we are required to comply with their laws, even where we have no local entity, employees or infrastructure.

Legal Proceedings

We are currently a party to several legal proceedings, including the ones discussed below. Management presently believes that the ultimate outcome of these pending proceedings will be favorable to us. However, litigation is subject to inherent uncertainties and unfavorable rulings could occur. An unfavorable ruling could include monetary damages or, in cases for which injunctive relief is sought, an injunction prohibiting us from selling one or more services or conducting enjoined activities. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the business or results of operations for the period in which the ruling occurs or future periods.

On July 30, 2007, we received a demand letter from a minority stockholder alleging that we as well as certain of our officers and directors have violated the Nevada Revised Statutes, federal securities laws, state common law and breached the term of our Shareholder’s Agreement dated September 21, 2004. The claim arises out of our offering of shares of Series B Convertible Preferred Stock that closed in November 2007, which the minority stockholder alleges was made in the self-interest of a few of our officers and directors and wrongfully diluted its equity interest in us. The minority stockholder further alleges that we failed to disclose and make available certain documents and failed to elect a minority interest member to the board, and breach of fiduciary duty owed by our officers and directors. The minority stockholder requested that we withdraw and cancel the offer. In August 2007, we replied, denying any wrongdoing and refusing to withdraw and cancel the offer. We have since provided the minority stockholder with the information requested, including a valuation report that confirms the Series B Convertible Preferred Stock offering did not undervalue the shares being offered for sale. We believe we have meritorious defenses to these claims and intend to vigorously defend them if a suit is filed.

On or about August 20, 2007, Intelsat USA Sales Corp., or Intelsat, sued West Coast Facilities Inc., or WCF, a wholly owned subsidiary of ours, in the United States District Court in Washington, DC for anticipatory breach of a contract and unjust enrichment concerning the termination of a Non-Exclusive Service Agreement dated December 2005. The complaint seeks approximately $7.4 million in damages together with interest, costs and attorneys’ fees. On October 23, 2008, WCF settled the matter with Intelsat.

On December 28, 2007, Broadstream Capital Partners, Inc., or Broadstream, filed a lawsuit against us in the State Superior Court of California, County of Los Angeles, Central District, and we subsequently removed the case to the Federal District Court for the Central District of California. The complaint alleged breach of contract, breach of covenant of good faith and fair dealing, breach of fiduciary duty and constructive fraud arising out of a Non-Disclosure Agreement. The complaint alleged, among other things, that Broadstream entered into a Non-Disclosure Agreement with us that required Broadstream’s prior written consent for us to knowingly acquire Various or any of its subsidiaries and that such consent was not obtained. Broadstream served its first amended complaint on April 7, 2008, which names as a party defendant one of our named executive officers, alleging intentional interference with prospective economic advantage. Broadstream served its second amended complaint on or about July 15, 2008. The complaint seeks damages which plaintiff alleges to be in excess of $20.0 million, plus interest, costs, attorneys’ fees and punitive damages. Our executive officer who was named in the complaint has since been dismissed with prejudice. We dispute all of Broadstream’s claims and intend to defend the lawsuit vigorously.

On December 23, 2005, Robert Guccione, our former president, filed an action against us and some of our officers, among other defendants, in New York State Court for breach of contract, fraud, unjust enrichment, promissory estoppel, failure to pay severance and conspiracy to defraud. The amount of damages requested in the complaint against us is approximately $9.0 million and against the officers is in excess of $10.0 million. Some of the counts in the complaint also demand an unspecified amount of damages. Mr. Guccione filed an amended complaint on June 5, 2007 to include additional claims relating to ownership of certain United Kingdom, Jersey and Guernsey trademarks and add as a party Penthouse Publications Limited, an entity with no current affiliation with us, as party defendant. Mr. Guccione agreed to dismiss the count for conspiracy to defraud only. Mr. Guccione filed a second amended complaint on December 20, 2007 adding General Media International, Inc. an entity with no current affiliation with us, as party plaintiffs and a new claim for inducement to breach a contract. We filed our motion to dismiss the second amended complaint on January 31, 2008. The judge granted our motion in part and denied it in part. The judge denied the motion as to the breach of contract claim, except as it pertains to our officers. The judge also denied the motion as to the claims for fraud, entitlement to severance and tortious interference with contract. The judge granted the motion as it pertains to the claims for unjust enrichment and promissory estoppel. We and our officers believe that we have meritorious defenses to all claims and intend to vigorously defend the lawsuit.

On November 6, 2006, Antor Media Corporation, or Antor, filed a complaint against us, our subsidiary, General Media Communications, Inc., and several non-affiliate media/entertainment defendants in the U.S. District Court for the Eastern District of Texas, Texarkana Division, for infringement of a patent titled “Method and Apparatus for Transmitting Information Recorded on Information Storage Means from a Central Server to Subscribers via a High Data Rate Digital Telecommunications Network.” No specific amount of damages has been requested. Injunctive relief is sought. We and our subsidiary filed an Answer, Affirmative Defenses and Counterclaims. The United States Patent and Trademark Office, or USPTO, issued a non-final office action rejecting Antor’s patent claims. Antor filed a response to the office action which added 83 new claims to the original 29 rejected claims. The USPTO issued a final office action on August 19, 2008, sustaining the rejection of plaintiff’s original 29 claims and rejecting the 83 new claims asserted by plaintiff. Plaintiff filed a Request for Reconsideration of the final office action on September 19, 2008 alleging, among other things, that the claims had not been properly examined. Plaintiff also filed a supplemental response to the response to the non-final office action filed on February 14, 2008 to address asserted omissions. Plaintiff filed a Petition to Vacate Finality of Office Action dated August 19, 2008, on the ground that the final office action was premature because it allegedly introduced new grounds of rejection. We filed an expedited motion to stay the case on September 17, 2008. A hearing was held on our motion on November 10, 2008. No formal ruling has yet been issued. We and our subsidiary believe that we have meritorious defenses to the claims and intend to vigorously defend them.

In May 2005, Parallel Networks, LLC, or Parallel, formerly known as Epic Realm, Inc., a patent holding company, filed a complaint in the United States District Court for the Eastern District of Texas alleging that our subsidiary, FriendFinder California, Inc., engaged in various actions that infringed on numerous patents related to dynamic webpage generation. Parallel filed a second action against Various, alleging similar acts of infringement. The two cases were subsequently consolidated. In August 2008 the jury returned a verdict for Parallel and awarded damages of approximately $1.3 million, which are subject to further post-trial motions. Such verdict has not been confirmed by the judge and both parties will have the opportunity to further appeal or bring similar motions that may affect the damage award. A liability for $1.6 million related to the litigation, including estimated interest and costs, is included in the accompanying balance sheet at December 31, 2007. This case was settled on December 21, 2008 without a material impact to the financial statements.

On or about November 27, 2006, a claimant filed a consumer class action arbitration at Judicial Arbitration and Mediation Services, Inc. in San Jose, California, alleging a nationwide class against Various, under a variety of legal theories related to, among other things, representations regarding the number of active users on its internet dating websites, causing the appearance of erroneous member profiles, and a failure to adequately remove or account for alleged erroneous member profiles. The claimant is seeking unspecified damages. Various disputes the claims and intends to defend the arbitration vigorously.

In or about January 2008, Spark Network Services, Inc. served Various with a complaint for patent infringement in the United States District Court for the Northern District of Illinois and is seeking unspecified monetary damages as well as injunctive relief. Various moved for a stay of the federal case due to the USPTO’s reexamination of the patent at issue and the Federal Court granted the stay. Various believes that it has meritorious defenses to the claims and intends to vigorously defend them.

On November 4, 2008, Balthaser Online, Inc. filed a lawsuit for patent infringement against us, among other defendants, in the U.S. District Court for the Eastern District of Texas and is seeking unspecified monetary damages as well as injunctive relief. This suit is in very early stages; however, we believe that we have meritorious defenses to all potential claims and intend to vigorously defend the lawsuit.

On December 11, 2007, UCV MediaTechCenter, LLC, or UCV, filed a cross-claim against WCF in the Superior Court of the State of California, County of Los Angeles, Central District, for breach of contract and indemnity. UCV and WCF were co-defendants in an action for alleged breach of contract arising from non-payment on a leasehold improvements construction contract for the premises leased by WCF from UCV. WCF settled the original claim and UCV’s indemnity claim was dismissed with prejudice. UCV alleges breach of contract for WCF’s failure to pay rent for the leased premises. With leave of the Court, UCV served its first amended cross-complaint on October 6, 2008, which adds a claim of fraud and seeks to pierce the corporate veil to hold us responsible for the claims asserted against WCF, and adds one of our officers as a party. While the cross-complaint does not request specific damages, the plaintiff’s expert has estimated damages at approximately $2.6 million. We, our subsidiary and the named officer dispute the claims and intend to defend them vigorously. We, with WCF, have filed a motion to dismiss on November 17, 2008 and a hearing has been set for January 21, 2009. Our officer’s response to the complaint is due on February 5, 2009. A trial has been scheduled for June 2, 2009.

After our acquisition of Various in December 2007, we became aware that Various had not collected VAT from subscribers in the European Union nor had Various been paying VAT to the appropriate tax jurisdictions. The resulting liability for such omissions has yet to be determined and there can be no assurance that we will reach a favorable accommodation with the tax jurisdictions. We have since registered with the tax authorities of the applicable jurisdictions and effective July 1, 2008 have begun collecting VAT from our subscribers in the European Union. We have initiated discussions with these tax jurisdictions on resolving the liability and we have come to a resolution with respect to the liability in certain tax jurisdictions but there can be no assurance that we will reach a favorable accommodation with all of these tax jurisdictions. If we are unable to reach a favorable accommodation with these tax jurisdictions, the terms of the payment of these liabilities could adversely affect our financial condition. Our primary recourse to the sellers of Various for any losses suffered by us as a result of such liabilities (VAT-related or otherwise) is to offset the principal amount of the Subordinated Convertible Notes by the amount of any such losses. On October 14, 2008, we made an indemnity claim against these notes under the acquisition agreement for Various in the amount of $64.3 million due to working capital adjustments resulting from the VAT liability which was not disclosed at the closing of the acquisition.

Other than as described above, we believe there are currently no litigation or legal or administrative proceedings pending against us that are likely to have, individually or in the aggregate, a material adverse effect on our business or our results of operations.

MANAGEMENT

The following sets forth certain information concerning our executive officers, other key employees and directors as of December 1, 2008.

Name	Age	Position
Marc H. Bell	41	Chief Executive Officer, President and Director
Daniel C. Staton	55	Chairman and Director
Anthony Previte	43	Chief Operating Officer
Ezra Shashoua	53	Chief Financial Officer
Robert Brackett	31	President of our internet group
Robert B. Bell	69	Director
Barry W. Florescue	65	Director
James “Jim” LaChance	43	Director
Jason Smith	36	Director

Executive Officers and Key Employees

Marc H. Bell has been our Chief Executive Officer, President and a Director since October 2004. Mr. Bell has served as Chairman of the Board of Directors and Treasurer of Enterprise Acquisition Corp. (AMEX: EST), a blank check company formed with the purpose of effecting a merger, acquisition or other similar business combination with an operating business, since its inception in July 2007. Mr. Bell has served as Managing Director of Marc Bell Capital Partners LLC, an investment firm which invests in media and entertainment ventures, real estate and distressed assets, since 2003. Previously, Mr. Bell was the founder and President of Globix Corporation, a full-service commercial internet service provider with data centers and a private network with over 20,000 miles of fiber spanning the globe. Mr. Bell served as Chairman of the Board of Globix Corporation from 1998 to 2003 and Chief Executive Officer from 1998 to 2001. Globix, which went public in 1996 under the name Bell Technology Group, Ltd. and was renamed Globix Corporation in 1998, offered internet connectivity and sophisticated internet-based solutions to large and medium size companies through a host of vertically-integrated businesses. Globix filed a voluntary bankruptcy petition in January 2002, which included a pre-packaged plan with its creditors. The plan, which was led by Mr. Bell, was confirmed by the bankruptcy court in March 2003. Mr. Bell remained the Chairman of Globix until 2003. Globix was an initial investor in NetSat Express, a satellite communications joint venture with Globecomm Systems Inc. and Reuters Group plc, which was later sold to Globecomm Systems Inc. Mr. Bell was also a member of the Board of Directors of EDGAR Online, Inc., an internet-based provider of filings made by public companies with the SEC, from 1998 to 2000. Mr. Bell has also been a co-producer of several Broadway musicals and plays (Jersey Boys, The Wedding Singer, August: Osage County, A Catered Affair) and has been a winner of the American Theatre Wing’s Tony Award (“2008 Best Play” for August: Osage County and “2006 Best Musical” for Jersey Boys). Mr. Bell is a member of the Board of Trustees of New York University and New York University School of Medicine and was an adjunct instructor at the Global Entrepreneurship Center of Florida International University, where he taught graduate courses in Entrepreneurship. Mr. Bell holds a B.S. degree in accounting from Babson College and an M.S. degree in real estate development and investment from New York University. Mr. Bell is the son of Robert B. Bell, one of our directors.

Daniel C. Staton has been our Chairman and a Director since October 2004. Mr. Staton has served as President and Chief Executive Officer and as a member of the Board of Directors of Enterprise Acquisition Corp. (AMEX: EST), a blank check company formed with the purpose of effecting a merger, acquisition or other similar business combination with an operating business, since its inception in July 2007. Mr. Staton has served as Managing Director of Staton Capital LLC, a private investment firm, since 2003 and as President of The Walnut Group, a private investment firm that has made over 20 private equity and venture capital investments, from 1997 to January 2007. Prior to forming The Walnut Group, Mr. Staton served as General Manager and partner of Duke Associates from 1981 to 1993. With its initial public offering, Mr. Staton became Chief Operating Officer and a director of Duke Realty Investments, Inc. (NYSE: DRE), a real estate investment trust, from 1993 to 1997. Mr. Staton served as Chairman of the Board of Directors of Storage Trust Realty, a real estate investment trust, from 1997 to 1999 and led its merger with Public Storage (NYSE: PSA), where he has served on the Board of Directors since 1999. The Walnut Group was an initial investor and Mr. Staton served as director of Build-a-Bear Workshop (NYSE: BBW), a specialty retailer with over 300 stores, from 1998 until its initial public offering in 2004. The Walnut Group was an initial investor in Deal$: Nothing Over a Dollar, a specialty retailer which grew from one location to 67 locations until its sale to Supervalu Inc. in 2002. In connection with other investments by The Walnut Group, Mr. Staton served as director of Ameristop, a convenience store operator with over 140 locations, from 1998 to 2003, as a director of Skylight Financial, a credit card company for the “underbanked”, from 1998 until its sale in 2003 and as a director of Changing Paradigms, a leader in private-label household products, from 1999 until its sale in 2006. Mr. Staton also invested in and served as a director of United Sports Ventures, owner of three minor league baseball and four minor league hockey teams, from 1997 to 2002. Mr. Staton has co-produced or invested in numerous successful Broadway musicals, and plays including The Producers, Hairspray, Jersey Boys, and August: Osage County all of which won the Tony Award for “Best Musical” or “Best Play” as well as A Catered Affair and Smokey Joe’s Café, Broadway’s longest-running musical revue. Mr. Staton majored in Finance at the University of Missouri and holds a B.S. degree in specialized business from Ohio University and a B.S. degree in business (management) from California Coast University. Mr. Staton has served as Executive in Residence at both the University of Missouri and Ohio University.

Anthony Previte has been our Chief Operating Officer since February 2008. From March 2003 to January 2008, Mr. Previte was Managing Member of Starsmith LLC, a financial business consulting and outsourcing services company that provided consulting services to us from December 2006 until December 2007. From October 1998 to March 2003, Mr. Previte was with Globix Corporation where he served as Chief Technology Officer and Chief Operating Officer. Mr. Previte has a degree in aerospace engineering from Polytechnic Institute of New York.

Ezra Shashoua has been our Chief Financial Officer since January 2008. From September 2007 to January 2008, Mr. Shashoua served as a consultant to us. Mr. Shashoua has also served as the Chief Financial Officer of Enterprise Acquisition Corp. (AMEX: EST), a publicly held blank check company organized for the purpose of effecting a merger acquisition or other similar business combination with an operating business, since January 2008. From June 2003 to May 2007, he was Executive Vice President and Chief Financial Officer of Cruzan International, Inc., a Florida-based publicly-held spirits company which owned the Cruzan Rum brand and several manufacturing plants. He was part of the management team that grew the Cruzan brand into a 700,000 annual case premium rum. Prior to his employment at Cruzan, Mr. Shashoua served as Executive Vice President from 2001 to June 2003 at NationsRent, Inc., a publicly-held NYSE equipment rental company. NationsRent filed a voluntary bankruptcy petition in December 2001. The plan of restructure, which was led by Mr. Shashoua, was confirmed by the bankruptcy court in May 2003. Mr. Shashoua had previously been at 7-Eleven, Inc. where he served in several roles of increasing responsibility over 18 years culminating in his appointment as Chief Financial Officer. During his tenure, 7-Eleven, Inc. went through a leveraged buyout, reorganization and sale. After reorganization, Mr. Shashoua was a leader of the management team that revitalized the 7-Eleven convenience store concept. Mr. Shashoua started his career as an attorney at the law firm of Sonnenschein Nath & Rosenthal LLP in Chicago. He holds a B.A. degree from Northwestern University and a J.D. degree from Illinois Institute of Technology-Chicago Kent College of Law.

Robert Brackett has been the President of our internet group since December 2007. Prior to that, Mr. Brackett was Interim President of Various since October 2006. From 2003 to 2006, Mr. Brackett served as Chief Technology Officer of Various. Over the last four years he has spearheaded Various’ infrastructure and software growth. From 1999 to 2001, Mr. Brackett was software developer at iPrint Technologies, the internet’s first online print shop. Mr. Brackett developed software at iPrint to allow the easy creation of custom print shops for many large businesses such as Oracle, Washington Mutual and 3M. Mr. Brackett graduated from the University of California-Santa Cruz with highest honors in computer science and honors in language studies.

Directors

Robert B. Bell has been a Director since 2005. Mr. Bell served as Executive Vice President and Chief Financial Officer of Globix Corporation for 10 years. Prior to joining Globix, Mr. Bell was a practicing attorney in New York City at the firm of Bell, Kalnick, Beckman, Klee and Green LLP, which Mr. Bell founded in the early 1970s and specialized in the law of international real estate joint ventures and investment. He is the author of Joint Ventures in Real Estate published by John Wiley & Sons. Prior to 1994, Mr. Bell was for many years an Adjunct Professor at New York University. Mr. Bell has a B.S. degree from New York University and a Juris Doctorate degree from the University of California at Berkeley. Mr. Bell is the father of Marc H. Bell, our Chief Executive Officer and a Director.

Barry W. Florescue has been a Director since 2005. Since 1989, Mr. Florescue has also been the Chairman of the Board, Chief Executive Officer and owner of Century Financial Group, Inc., a private holding company which owns Century Bank, a federally chartered thrift institution based in Sarasota, Florida. From 1988 to 1997, Mr. Florescue was also Chairman of the Board and Chief Executive Officer of Century Bank. Since that time, he has continued to serve as a director of Century Bank. Mr. Florescue has also been Chairman of the Board and President of BMD Management Company, Inc. since 1980. BMD is a privately-owned management services, finance and real estate investment company which has managed fast food and casual dining restaurants and now primarily manages over 20 commercial real estate properties in Florida, Colorado and New York. From 1996 to December 2004, Mr. Florescue was the major stockholder, Chairman of the Board, Chief Executive Officer and Chief Operating Officer of BFMA Holding Corporation, a private holding company which owned and operated Marietta Corporation, a company that manufactures personal care amenities for the hospitality market and provides contract manufacturing and packaging for companies in the personal care, cosmetic, over-the-counter pharmaceutical, household care and food industries. Since 2003, Mr. Florescue has been the Chairman of the Board and Chief Executive Officer of Caswell-Massey Holding Corporation, a 250 year old company that sells Caswell-Massey brand bath and beauty products through its retail stores, mail-order catalog and website, as well as through department stores and chain retailers. Mr. Florescue is also Chairman of the Board and Chief Executive Officer of Renaissance Acquisition Corp, an American Stock Exchange listed blank check company, which completed its initial public offering in January 2007 with net proceeds of approximately $91 million. Mr. Florescue is on the Executive Advisory Committee of the Simon Graduate School of Business Administration and is a Trustee of the University of Rochester. Mr. Florescue received a B.S. degree from the University of Rochester and a Master of Business Administration degree from New York University Graduate School of Business. Mr. Florescue earned his CPA certification in 1970.

James “Jim” LaChance has been a Director since October 2008. Since 2004, Mr. LaChance has served as the Chairman of the Board of Northern Offshore Ltd., a drilling and production services company listed on the Oslo Stock Exchange (Oslo Børs: NOF). From July 2005 to February 2008, Mr. LaChance served as portfolio manager at Satellite Asset Management, L.P., an investment management fund in New York with approximately $7 billion assets under management. From 2002 to June 2005, he was a Partner at Post Advisory Group, LLC, an investment management firm in Los Angeles with $8 billion assets under management. Before that, he managed hedge funds for LibertyView Capital Management. He began his professional career as an audit and management consultant for Arthur Andersen & Co. Subsequent to obtaining his MBA, Mr. LaChance worked as a restructuring and merchant banker with Chase Manhattan Bank. Mr. LaChance graduated from Northeastern University in 1988 with a B.A. degree in business administration and an Master of Business Administration degree from the Stern School of Business at New York University in 1993.

Jason H. Smith has been a Director since 2005. Since 1994, Mr. Smith has been the Chief Operating Officer at Hopper Radio of Florida Inc., a consumer electronics distribution business which, among other things, sources and distributes the Memorex brand of consumer electronics and media. Mr. Smith has succeeded in helping to grow the business over the last 11 years. Mr. Smith spearheaded the Disney Electronics line of consumer electronics which debuted in 2003 through a partnership with Disney Consumer Products. Mr. Smith graduated from the University of Florida in 1994 with a B.Sc. degree in business administration, with a major in marketing.

Composition of the Board of Directors

All of our directors serve until the next annual meeting of stockholders and their successors are elected or appointed, or until their earlier death, retirement, disqualification, resignation or removal. Our bylaws set the authorized number of directors at not less than two but not more than fifteen, with the actual number fixed by our board of directors. The size of our board of directors is currently set at seven, with six persons currently serving as directors and one seat on the board of directors left vacant. Our bylaws authorize the board of directors to designate one or more committees, as it deems desirable, each consisting of one or more of the directors, and alternate members thereof, with such powers and authority (to the extent permitted by law and the bylaws) as may be provided in the board resolution establishing the committee.

Pursuant to the Settlement and Securities Purchase Agreement dated as of September 21, 2004, one of our stockholders is entitled to nominate a designee for election to our board of directors who shall be reasonably acceptable to the Bell/Staton Group Parties as defined in the agreement, and Messrs. Bell and Staton and certain other security holders have agreed to vote in favor of the election of such designee. To date, such stockholder’s nominees have not been reasonably acceptable to Messrs. Bell and Staton.

Under the security holders agreement dated as of August 17, 2005, certain security holders including Messrs. Bell and Staton have agreed to vote in favor of the election of a designee of one of the holders of our Series A Convertible Preferred Stock to the board of directors who shall be reasonably acceptable to the Bell/Staton Group Parties as defined in the agreement. To date, that holder has not designated anyone reasonably acceptable for election.

Pursuant to the terms of the Various Stock Purchase Agreement, Andrew Conru and Lars Mapstead, Various’ founders, collectively have the right to nominate a designee for election to the board of directors. Messrs. Bell and Staton have agreed to vote in favor of the election of such designee. To date, Messrs. Conru and Mapstead have not nominated anyone for election.

Pursuant to the terms of the First Lien Senior Secured Notes Securities Purchase Agreement, the holders of the First Lien Senior Secured Notes are entitled to nominate a designee for election to our board of directors. Messrs. Bell and Staton have agreed to vote in favor of the election of such designee. To date, the holders of the First Lien Senior Secured Notes have not nominated anyone for election.

The election of any of the designees of the foregoing would result in an increase in the number of directors on the board of directors. The obligations of the Messrs. Bell and Staton and the other security holders to vote in favor of election of any of the foregoing nominees terminate upon the consummation of this offering.

Board Committees and Independence

We currently have a compensation committee comprised of Marc Bell and Daniel Staton, the sole purpose of which is to grant a limited number of stock options to new employees.

Effective upon consummation of this offering, we will establish an audit committee and a corporate governance and nominating committee and we will reconstitute our compensation committee so that it complies with the applicable rules and regulations of the SEC and the New York Stock Exchange. The audit committee will consist of       , the compensation committee will consist of        and the corporate governance and nominating committee will consist of       . Our board of directors has determined that each of these directors is “independent” within the meaning of the applicable rules and regulations of the SEC and the New York Stock Exchange.

In addition, we believe one of our independent directors, qualifies as an “audit committee financial expert” as the term is defined by the applicable SEC rules and regulations and New York Stock Exchange listing standards, which we believe is consistent with his experience.

Audit Committee

The audit committee will be responsible for, among other things:

•	appointing, replacing and overseeing the work of the registered independent public accounting firm;

•	reviewing and discussing with management and registered independent accounting firm our quarterly financial statements and discuss with management our earnings releases;

•	pre-approving all auditing services and permissible non-audit services provided by our registered independent public accounting firm;

•	engaging in a dialogue with the registered independent public accounting firm regarding relationships that may adversely affect the independence of the registered independent public accounting firm and, based on such review assess the independence of the registered independent public accounting firm;

•	providing the audit committee report to be filed with the SEC in our annual proxy statement;

•	reviewing with the outside auditor the adequacy and effectiveness of the internal controls over our financial reporting;

•	establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including the confidential anonymous submission by our employees of anonymous concerns regarding questionable accounting or auditing matters;

•	reviewing and pre-approving related-party transactions;

•	reviewing and discussing with management and registered independent accounting firm management’s annual assessment of the effectiveness of the internal controls and registered independent accounting firm’s attestation and report about management’s assessment as required by the SEC;

•	reviewing and discussing with management and registered independent accounting firm the adequacy and effectiveness of our internal controls including any significant deficiencies in the design or operation of our internal controls or material weaknesses and any fraud, whether or not material, that involves our management or other employees who have a significant role in our internal controls and the adequacy and effectiveness of our disclosure controls and procedures; and

•	reviewing and assessing annually the adequacy of the audit committee charter.

serves as chairman of this committee.

Compensation Committee

The principal responsibilities of the compensation committee will be, among others:

•	reviewing and determining annually the compensation of our chief executive officer and other executive officers;

•	providing the annual report on executive compensation to be filed with the SEC in our annual proxy statement;

•	approving the form of employment contracts, severance arrangements, change in control provisions and other compensatory arrangements with executive officers;

•	approving compensation programs and grants involving the use of our common stock and other equity securities; and

•	reviewing and assessing annually the compensation committee’s performance.

serves as the chairman of this committee.

Corporate Governance and Nominating Committee

The corporate governance and nominating committee will be responsible for, among other things:

•	recommending to the board of directors the slate of nominees of directors to be proposed for election by the stockholders and individuals to be considered by the board of directors to fill vacancies;

•	establishing criteria for selecting new directors; and

•	reviewing and assessing annually the performance of the corporate governance and nominating committee and the adequacy of the corporate governance and nominating committee charter.

serves as the chairman of this committee.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has an executive officer serving as a member of our board of directors.

Code of Ethics and Code of Conduct

We have adopted a code of ethics that applies to our chief executive officer and senior financial officers, including our chief financial officer and principal accounting officer. We have also adopted a code of business conduct and ethics, or code of conduct, that applies to all of our officers, directors and employees. Our code of ethics and code of conduct codify the business and ethical principles that govern all aspects of our business. These documents will be made available in print, free of charge, to any stockholder requesting a copy in writing from our Secretary at our headquarters in Boca Raton, Florida. Copies of our code of ethics and code of conduct will be available on our website at www.ffn.com, under “About us: Corporate Governance” upon the consummation of this offering. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Executive Compensation

Compensation Discussion and Analysis

The following compensation discussion and analysis provides information regarding the objectives and elements of our compensation philosophy and policies for the compensation of our executive officers that appear in the “Summary Compensation Table” below (referred to throughout this section collectively as our “named executive officers”). Our named executive officers for the fiscal year ended December 31, 2007 were:

•	Marc H. Bell, Chief Executive Officer and President

•	Daniel C. Staton, Chairman of the Board and Interim Chief Financial Officer

•	Ezra Shashoua, Acting Chief Financial Officer

•	Anthony Previte, Head, entertainment group

•	Diane Silberstein, President and Publisher, publishing group

•	James Sullivan, Chief Operating Officer

Mr. Bell served in the role of Chief Executive Officer during 2007. Each of Messrs. Staton and Shashoua served in the role of Chief Financial Officer for a portion of 2007. Each of these persons is included in the “Summary Compensation Table” below, together with Messrs. Previte and Sullivan and Ms. Silberstein, who are included based on compensation earned in 2007.

Mr. Shashoua is now employed as our Chief Financial Officer and Mr. Previte is now employed as our Chief Operating Officer. In addition, Ms. Silberstein’s employment terminated effective as of April 15, 2008 and she is no longer with our company. Mr. Sullivan now serves as President of our licensing and publishing groups.

Compensation Committee

Our compensation committee is currently comprised of Messrs. Bell and Staton and was established for the sole purpose of granting a limited number of stock options to new employees. Upon the completion of this offering, we will have reconstituted our compensation committee in accordance with the rules and regulations of the SEC and the New York Stock Exchange. Effective upon the consummation of this offering, our compensation committee will be responsible for establishing, implementing and monitoring adherence to our compensation philosophy. Historically, this has been the responsibility of our board of directors and our Chief Executive Officer and Chairman of the Board. Except as otherwise noted, references in this section to the board of directors will, upon the reconstitution of our compensation committee, be references to such committee. The board of directors, in conjunction with our Chief Executive Officer and our Chairman of the Board strives to ensure that the total compensation paid to our executive officers is fair, reasonable and competitive.

Compensation Philosophy and Objectives

To date, we have not established a formal compensation philosophy. Rather, compensation decisions have been made on a case-by-case basis by our Chief Executive Officer, our Chairman of the Board and our board of directors with the goal of hiring and retaining individuals with proven ability and compensating them in a manner that is commensurate with the nature of their contributions to our company. Our Chief Executive Officer, Chairman of the Board and board of directors consider a variety of factors in determining the compensation of our executives, including our named executive officers. Such factors include, but are not limited to, prior training, prior relevant work experience and the extent to which an executive officer possesses such skills or knowledge that render him or her essential to our business or difficult to replace.

After this offering, our compensation committee will be responsible for overseeing our executive compensation plans, policies and programs, determining and approving the compensation of our Chief Executive Officer and for making recommendations to our board of directors with respect to the compensation of our other executive officers. We expect that our compensation committee will continue to follow the general approach to executive compensation that we have followed to date, rewarding superior individual and company performance, such as meeting certain revenue targets, with commensurate compensation as part of a comprehensive compensation policy.

Role of Executive Officers in Compensation Decisions

Decisions as to the compensation of our executive officers are made primarily by our Chief Executive Officer and Chairman of the Board and, in the case of the compensation of our Chief Executive Officer and Chairman of the Board, our board of directors. Executive officers who are also board members participate in the discussion of their compensation but abstain from the determination of their compensation. Our Chief Executive Officer and Chairman of the Board review the performance of each of our named executive officers (other than their own performance which is reviewed by our board of directors) periodically. The conclusions reached and recommendations based on these reviews, including with respect to salary adjustments and actual payout amounts, are presented to our board of directors, which has the discretion to modify any recommended adjustments or awards to executives. Effective upon the consummation of this offering, our newly reconstituted compensation committee will assume primary responsibility for compensation decisions.

After completion of this offering, our compensation committee will determine each element of compensation for each of our executive officers annually. We anticipate that our Chief Executive Officer and Chairman of the Board will continue to review the compensation and performance of each executive officer other than himself annually and make recommendations to the compensation committee regarding each executive officer’s total compensation package for the following year. We also anticipate that the chairman of the compensation committee will review the compensation and performance of our Chief Executive Officer and Chairman of the Board and will make recommendations to the committee regarding our Chief Executive Officer’s and Chairman of the Board’s total compensation package for the following year.

Our board of directors approves recommendations regarding equity awards. Commencing in 2008, our board of directors granted options to purchase shares of common stock to all of our officers under our 2008 Stock Option Plan. On October 29, 2008, we created an interim compensation committee comprised of Messrs. Bell and Staton solely for the purpose of granting stock options to new employees. Messrs. Bell and Staton have authority to approve grants of options to purchase less than 20,000 shares of common stock to new employees without the approval of our board of directors.

Setting Executive Compensation

Due to the unique nature of each named executive officer’s duties, our criteria for assessing executive performance and determining compensation in any given year are inherently subjective and are not based upon specific formulas or weighing of factors. We also consider the compensation practices of companies in similar industries and the compensation paid to individuals in analogous positions as guidance when initially establishing our named executive officers’ compensation. We gather comparative data from public websites with job listings that identify salary to be paid for each position. However, the compensation of our executive officers is ultimately the product of negotiations.

Executive Compensation Components

The principal components of compensation for our executive officers, including our named executive officers are:

•	base salary;

•	bonuses;

•	long-term equity incentive compensation in the form of stock options granted under our 2008 Stock Option Plan (beginning in 2008) and, subject to the approval of our compensation committee, restricted stock following the consummation of this offering; and

•	retirement benefits.

Base Salary

We provide our executive officers and other employees with base salary to compensate them for services rendered during the year. Base salary ranges for named executive officers are determined for each executive based on his or her position and scope of responsibility by using comparative market data. The initial base salary for most of our named executive officers is established in their employment agreements.

Salary levels are reviewed occasionally upon a promotion, a material change concerning the company or other material change in job responsibility. Merit based increases are based on our Chief Executive Officer’s and our Chairman of the Board’s assessment of the individual’s performance.

In reviewing base salaries for our executive officers, our Chief Executive Officer and our Chairman of the Board primarily consider:

•	the executive officer’s total compensation package, both individually and relative to other executive officers; and

•	the individual performance of the executive officer.

Our Chief Executive Officer and Chairman of the Board review these criteria collectively but do not assign a weight to each criterion when setting base salaries. Each base salary adjustment is made by our Chief Executive Officer and our Chairman of the Board subjectively based upon the foregoing. The compensation to be paid to our Chief Executive Officer and our Chairman of the Board is currently determined by the terms of a management agreement. The compensation of our Chief Executive Officer and Chairman of the Board will be determined by their respective employment agreements upon their effectiveness. These employment agreements were approved by our board of directors.

Effective July 8, 2008, our Chief Executive Officer and our Chairman of the Board approved an increase in the annual base salary of Mr. Shashoua from $200,000 per year to $400,000 per year and on February 26, 2008 our Chief Executive Officer and Chairman of the Board authorized Mr. Previte to receive a salary of $500,000 per year, which is in excess of his previous consulting fees, in each case to reflect increased responsibilities resulting from the expansion of our business and, in the case of Mr. Previte, in connection with his retention as an executive officer of our company.

Bonuses

We use bonuses to reward individual and company performance. We often include a bonus provision in our employment and consulting agreements expressed as a percentage of the relevant individual or entity’s base salary. We often tie the individual’s bonus compensation to the financial results of their specific department or the company or to the achievement of benchmarks by the company in which we expect that individual to play a role. These bonuses vary depending on the agreement. We expect our bonuses to be highly variable from executive to executive.

Long-Term Equity Incentive Compensation

In 2007, we did not maintain a long-term equity incentive compensation plan. In April 2008, we adopted our 2008 Stock Option Plan in order to compensate employees with equity and thus align their interests with those of our stockholders. The plan allows us to grant incentive stock options and nonqualified stock options to our directors, employees and consultants. The plan is administered by our board of directors, which has the power to grant awards under the plan, select eligible persons to receive awards under the plan, determine the specific terms and conditions of any award, construe and interpret the provisions of the plan, and generally make all other determinations and take other actions as may be necessary or advisable for the administration of the plan. Options granted under the plan are evidenced by award agreements and must generally have an exercise price that is no less than the fair market value of a share of our common stock on the date of grant. The plan provides for ratable vesting of option awards over five years; however, in the event of a change of control of the company, the board of directors may, but is not obligated to, accelerate the vesting of options or give notice to option holders that the vested portion of their options may only be exercised within thirty (30) days after the date of such notice. A change of control is defined as any sale or conveyance of all or substantially all of the property and assets of our company or any consolidation or merger of our company or any acceptance of a tender offer for a controlling number of our shares. We may generally amend or terminate the plan at any time, subject to stockholder approval under certain circumstances, but no such action as it pertains to an existing award may materially impair the rights of an existing option holder without his or her consent.

On July 7, 2008, our board of directors granted certain of our executives, including our named executive officers, options to purchase shares of our common stock with an exercise price equal to the offering price of the shares of our common stock pursuant to an initial public offering. The exercise of these options is contingent upon the closing of this offering. Our Chief Executive Officer, our Chairman of the Board, our Chief Financial Officer and our Chief Operating Officer received a proportionately larger grant because the board of directors recognized that their continued retention and motivation is critical to our future success. We have subsequently granted additional options to purchase shares of our common stock at the initial public offering price to other high-level employees.

Effective upon the pricing of this offering, we may award additional nonqualified stock options to our named executive officers in recognition of their extraordinary efforts with respect to this offering and as an incentive for service during the vesting period. Each option will have an exercise price equal to the offering price as adjusted for underwriting discounts and commissions, and will vest ratably over the five years following the grant date. The exercise of these options will be contingent upon the closing of this offering. Each of our named executive officers will be eligible to receive additional awards under our 2008 Stock Option Plan periodically thereafter or in connection with employment terms or agreements. Additional grants of stock options under our 2008 Stock Option Plan will be made both pursuant to employment agreements and ad hoc as to be determined by our Chief Executive Officer and Chairman of the Board or our compensation committee, as applicable.

In addition, effective upon the consummation of this offering and contingent upon the approval of a restricted stock plan by our compensation committee, we may award restricted stock to certain individuals, which may include certain named executive officers.

Retirement Benefits

Currently, we operate two 401(k) plans. We have historically administered the Penthouse Media Group Inc. 401(k) Plan, which does not have a matching component. As a result of our December 6, 2007 acquisition of Various, we also operate the Various 401(k) Plan, which does contain a matching component. Other than as mentioned above, we do not provide any company sponsored retirement benefits to any employee, including to our named executive officers.

Tax and Accounting Implications

Deductibility of Executive Compensation/Internal Revenue Code Section 162(m)

Internal Revenue Code Section 162(m) (as interpreted by IRS Notice 2007-49) denies a federal income tax deduction for certain compensation in excess of $1 million per year paid to the Chief Executive Officer and the three other most highly-paid executive officers (other than the company’s Chief Executive Officer and chief financial officer) of a publicly-traded corporation. Certain types of compensation, including compensation based on performance criteria that are approved in advance by stockholders, are excluded from the deduction limit. In addition, “grandfather” provisions may apply to certain compensation arrangements that were entered into by a corporation before it was publicly held. In view of these grandfather provisions, we believe that Section 162(m) of the Internal Revenue Code will not limit our tax deductions for executive compensation for fiscal year 2007. The board of directors’ policy is to qualify compensation paid to our executive officers for deductibility for federal income tax purposes to the extent feasible. However, to retain highly skilled executives and remain competitive with other employers, the board of directors has the right to authorize compensation that would not otherwise be deductible under Section 162(m) or otherwise.

Accounting for Stock-Based Compensation

We account for stock-based payments under the 2008 Stock Option Plan in accordance with the requirements of FASB Statement 123(R).

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Bonus ($)		Total ($)
(a)	(b)	(c)		(d)		(j)
Marc H. Bell, Chief Executive Officer	2007	250,000	(6)	—		250,000
Daniel C. Staton, Chairman of the Board and Interim Chief Financial Officer (1)	2007	250,000	(7)	—		250,000
Ezra Shashoua, Acting Chief Financial Officer (2)	2007	65,902	(8)	—		65,902
Anthony Previte, Head of entertainment group (3)	2007	300,000	(9)	—		300,000
Diane Silberstein, President and Publisher, magazine group (4)	2007	500,000		200,000	(10)	700,000
James Sullivan, Chief Operating Officer (5)	2007	300,000		60,000	(11)	360,000

(1)	Mr. Staton served as our Interim Chief Financial Officer during 2005, 2006 and part of 2007 until Mr. Shashoua was retained in September 2007.

(2)	Beginning in September 2007, we engaged Mr. Shashoua’s services as Acting Chief Financial Officer. Mr. Shashoua became an employee of our company on January 1, 2008 as our Chief Financial Officer.

(3)	On December 11, 2006, we engaged Mr. Previte’s services, through Starsmith, LLC, as a consultant to head our entertainment group. Mr. Previte became an employee of our company on February 26, 2008 and now serves as our Chief Operating Officer.

(4)	Ms. Silberstein’s employment terminated as of April 15, 2008 and she is no longer employed by our company.

(5)	Mr. Sullivan now serves as President of our licensing and publishing group.

(6)	This amount reflects the portion of the $500,000 payment to Bell & Staton, Inc., pursuant to the management agreement, that is attributable to Mr. Bell.

(7)	This amount reflects the portion of the $500,000 payment to Bell & Staton, Inc., pursuant to the management agreement, that is attributable to Mr. Staton.

(8)	This amount reflects payments under a consulting agreement pursuant to which Mr. Shashoua was retained as our Acting Chief Financial Officer prior to becoming employed as our Chief Financial Officer. Under the terms of the consulting agreement dated September 11, 2007, Mr. Shashoua received $200,000 annually, or $8,333.33 semi-monthly, in consulting fees.

(9)	This amount reflects payments under a consulting agreement pursuant to which Mr. Previte was retained as head of our entertainment group prior to becoming employed as our Chief Operating Officer.

(10)	Represents a non-refundable advance against a bonus for which Ms. Silberstein was eligible based on pre-established performance-based objectives set forth in Mr. Silberstein’s employment agreement. Ms. Silberstein did not ultimately earn such bonus.

(11)	Represents a discretionary bonus paid to Mr. Sullivan in installments of $35,000 and $25,000 on January 31, 2007 and June 30, 2007, respectively.

Executive Employment Agreements

Management Agreement. In October 2004, we entered into a management agreement with Bell & Staton, Inc., a Florida corporation controlled by Messrs. Bell and Staton, or the managers, whereby certain management services are to be performed by these managers as designated by our board of directors. The agreement is for a term of five years with an annual fee of $500,000 per year. The management agreement originally provided for a potential fee increase at the rate of 10% of our EBITDA, exclusive of EBITDA contributable to Various but annual compensation cannot exceed $1.0 million. In addition, the agreement provides that the managers may participate in our future bonus pool and stock option plans. On August 17, 2005, the management agreement was amended to limit the total bonus to be paid to the managers to a maximum of $500,000 so long as any of the 2005 Notes or any guaranty thereof remained outstanding and to prohibit the payment of the bonus as long as there is a default occurring on the 2005 Notes. On August 23, 2006, the management agreement was further amended to provide that no management fee, other than reimbursement of expenses, shall be paid to the managers so long as there is a default or an event of default occurring on the 2006 Notes.

On December 9, 2008, our board of directors approved forms of employment agreements for each of Messrs. Bell and Staton, which will become effective upon the consummation of this offering, the extinguishment or waiver of the defaults under the existing debt instruments and the obtainment of any other third party consents required. Our board of directors approved these employment agreements in order to compensate Messrs. Bell and Staton for their efforts in consummating an initial public offering and for the increased responsibility associated with public companies. These employment agreements will replace the management agreement with Bell and Staton, Inc. and each agreement will provide for a term of employment of five years at a base salary of $1,000,000 per year. This base salary may be increased each year by 10% of the then current base salary. Each agreement provides for an annual bonus of up to 100% of base salary, based on our board of director’s objective evaluation of our performance and our board of director’s subjective evaluation of the individual executive officer’s performance. Such performance will be evaluated based on consultation with the executive within sixty days following the end of the year. Messrs. Bell and Staton will each be entitled to receive 83,333 options to purchase our common stock upon the effective date of the agreement and each anniversary date thereafter, as well as beginning at the first anniversary of the agreement, annual grants of 50,000 shares of restricted stock under the terms of these agreements until such executive is no longer employed by us. If the executive ceases to be employed by us, except under certain circumstances, we may repurchase the restricted stock issued to the executive less than three years prior to the executive’s date of termination at a price of $0.01 per share. We do not currently have a plan pursuant to which we can issue restricted stock, and such a plan would need to be adopted prior to issuing restricted stock. Pursuant to these employment agreements, if we undergo a change in control (which is defined as (i) an acquisition of 50% or more of the then issued and outstanding stock of the company, (ii) a merger or consolidation resulting in the transfer of the voting power of more than 50% of the issued and outstanding shares or (iii) a sale or disposition of all or substantially all of the company’s assets) or if the executive’s employment is terminated by us without cause or by him for good reason, we will become obligated to pay him severance of the lesser of 2.99 times the base salary year in the year of such termination or the amount of base salary owed to the executive for the remainder of the year; an amount equal to 100% of the greater of the executives’ bonus for the year of termination or bonus actually earned for the year prior to the year of termination; and the same level of health coverage and benefits as in effect on the day immediately prior to termination until the earlier to occur of the date that such executive is no longer eligible for continued coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 or twelve months from the executive’s termination date. In addition the vesting of the executive’s stock options will accelerate to that number of shares that would have become vested if the executive had remained employed by us until the date twelve months following the termination date.

Ezra Shashoua. On September 11, 2007, we entered into a consulting agreement with Ezra Shashoua retaining him to act as our Chief Financial Officer until his employment agreement became effective on January 1, 2008. Mr. Shashoua received $16,667 per month in consulting fees as well as reimbursement for business expenses. On September 6, 2007, we entered into an employment agreement with Mr. Shashoua, effective January 1, 2008, pursuant to which Mr. Shashoua would receive a base salary of $200,000 per year with an increase to $400,000 per year upon the consummation of an initial public offering. The employment agreement provides that Mr. Shashoua is an at-will employee, and thus his employment may be terminated at any time. The employment agreement provides for Mr. Shashoua to be eligible to receive an annual performance based bonus of up to fifty percent (50%) of his then current annual base salary, which bonus is contingent upon his continued employment through the completion of an initial public offering and the achievement of certain goals and objectives as agreed to between Mr. Shashoua and senior management. The employment agreement also provides for Mr. Shashoua to be eligible to receive options upon pricing of an initial public offering equal to 0.6% of our total outstanding equity, with an exercise price equal to the initial public offering stock price. On July 8, 2008, Mr. Shashoua’s employment agreement was amended and restated, increasing his base salary to $400,000 per year and identifying that he would be eligible for a grant of options to purchase 1,000,000 shares of common stock in lieu of an amount equal to 0.6% of our then outstanding equity, or in an amount equal to other top tier senior executives. In addition, upon the consummation of an initial public offering, Mr. Shashoua will become entitled to receive a bonus of up to 50% of his then current annual base salary and will become eligible to receive restricted stock from time to time. Mr. Shashoua is subject to a confidentiality provision during the term of his employment.

Anthony Previte. On December 11, 2006, we entered into a consulting agreement with Starsmith LLC, a New York limited liability company controlled by Mr. Previte, retaining it to act in the capacity as the head of our entertainment group. The term of this consulting agreement ended on December 28, 2007. Pursuant to the consulting agreement, Mr. Previte was entitled to a base salary of $300,000 per year as well as reimbursement for business expenses. The consulting agreement also provided for Starsmith LLC to receive 10% of the 2007 EBIDTA of the company above a certain threshold amount that was attributable to the performance of our entertainment group, for which Starsmith LLC was retained. Mr. Previte was subject to a confidentiality provision and a non-compete provision during the term of the consulting agreement. On February 26, 2008, we hired Mr. Previte as our Chief Operating Officer.

Diane Silberstein. On January 3, 2006, we entered into an employment agreement with Ms. Silberstein retaining her to act as President and Publisher of our magazine group. Ms. Silberstein was entitled to a base salary of $500,000 per year and a bonus based on a percentage of the company’s print publication advertising revenue during her employment not to exceed $2.0 million. Ms. Silberstein was entitled to a non-refundable advance of her bonus in the amount of $200,000 payable in installments subject to her continued employment on each payment date. In addition, Ms. Silberstein was entitled to receive 300,000 stock options exercisable at $1.00 per share. These stock options were not granted as no stock option plan was in effect at any time during Ms. Silberstein’s employment. In addition, Ms. Silberstein was entitled to be reimbursed for certain business expenses. Ms. Silberstein’s employment was terminated effective as of April 15, 2008. Ms. Silberstein is subject to a non-compete agreement and a non-solicitation provision through April 15, 2009 and a perpetual confidentiality agreement.

Potential Payments Upon Termination or Change in Control

Assuming a termination or a change in control as of December 31, 2007, Ms. Silberstein was the only one of our named executive officers that would have become entitled to severance payments.

If we had terminated Ms. Silberstein’s employment without cause (defined below), we would have been required to pay Ms. Silberstein a severance payment equal to twelve months’ salary at her then-current base salary or $500,000. If we had terminated Ms. Silberstein’s employment for cause, we would have been required to pay her only unpaid salary through the date of her termination and she would have forfeited all entitlement to unvested stock options and unpaid bonus. Ms. Silberstein’s employment was terminated effective April 15, 2008 pursuant to a severance and release agreement dated April 30, 2008. In connection with her termination, Ms. Silberstein became entitled to receive $625,000, less deductions and withholdings, in semi-monthly installments until such amount has been fully paid and she is entitled to continuing health insurance coverage beginning in April 2008 and ending when her severance payment has been fully made. The difference between Ms. Silberstein’s severance payment and the provisions in her employment agreement is the result of individual negotiation.

For purposes of Ms. Silberstein’s employment agreement, cause generally meant:

•	willful failure or refusal to perform one’s duties under the agreement;

•	willful failure or refusal to carry out the lawful directions of one’s superiors;

•	willful gross misconduct;

•	willful dishonesty or fraud in connection with one’s employment;

•	indictment or conviction of a crime other than a material traffic agreement; or

•	material breach of one or more material terms of one’s employment agreement.

Equity Compensation Plan Information Table

We did not make any equity-based grants during 2007 nor did we have any awards outstanding as of December 31, 2007.

Compensation of Directors

Prior to January 1, 2008, our non-employee directors did not receive any compensation for service on our board of directors. Commencing January 1, 2008, our non-employee directors receive a quarterly fee of $7,500, payable at the beginning of each quarter.

In April 2008, we granted options to purchase 25,000 shares of our common stock to each of our then current non-employee directors as well as to one board advisor. In October 2008, we granted stock options to purchase 25,000 shares of our common stock to Mr. LaChance in connection with his appointment to our board of directors. Future grants of stock options will be made at the discretion of our Chief Executive Officer and Chairman of the Board until a formal plan for compensating our directors is established. In addition, our non-employee directors and board advisor will receive additional options to purchase 5,000 shares of common stock on each subsequent April 3 anniversary so long as such director is serving on the board. The stock options vest ratably over the five years following the grant date. However, a non-employee director may exercise the vested portion of a stock option only after that date which is 18 months after the date of the consummation of this offering. Each option will expire no more than ten years from its date of grant, except in the event of death in which case the options will expire six months from the date of death. The exercise price of the option will be the fair market value of our common stock on the date immediately preceding the date on which such option is granted or, in the case of options granted prior to this offering, the per share offering price in this offering. Options are non-transferable except by will or by the laws of descent and distribution. Each such option granted will be evidenced by a written agreement.

We plan to reimburse each non-employee director for reasonable travel and related expenses incurred in connection with attendance at board and committee meetings.

Employees who also serve as directors receive no additional compensation for their services as a director.

Indemnification Agreements with Directors and Officers

We will be entering into indemnification agreements with our directors and executive officers, a form of which has been filed as an exhibit to the registration statement of which this prospectus is a part. Under the terms of the indemnification agreements, we will be required to indemnify the directors against specified liabilities arising out of their services to us. The indemnification agreements will require us to indemnify each director and executive officer to the fullest extent permitted by law and to advance certain expenses incurred by the director. The indemnification agreements will provide limitations on the directors’ and officers’ rights to indemnification in certain circumstances.

PRINCIPAL STOCKHOLDERS

The following table sets forth information known to us about the beneficial ownership of our common stock as of December 12, 2008:

•	each person or entity who is known to beneficially own 5% or more of the outstanding shares of common stock;

•	each named executive officer as of December 31, 2007;

•	each director; and

•	all of our named executive officers, current executive officers and directors as a group.

Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all common stock held by them. Common stock subject to options and warrants currently exercisable or exercisable within 60 days of December 12, 2008, and not subject to repurchase as of that date, are deemed to be outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed to be outstanding for calculating the percentage of any other person. The applicable percentage of ownership is based on 104,956,481 shares voting of common stock outstanding on December 12, 2008. Unless otherwise indicated, the address for those listed below is c/o FriendFinder Networks Inc., 6800 Broken Sound Parkway, Boca Raton, Florida 33487.

			Percentage of Common Stock Beneficially Owned
Name, Address and Title of Beneficial Holder	Number of Shares of Common Stock Beneficially Owned		Prior to Offering Common Stock	After Offering Common Stock
Named executive officers and directors:
Daniel C. Staton, Chairman, President and Director(1)	105,013,375		58.39%	%
Marc H. Bell, Chief Executive Officer and Director(2)	101,329,586		56.34%	%
Anthony Previte, Chief Operating Officer	—		—	*
Ezra Shashoua, Chief Financial Officer	—		—	*
Diane Silberstein, former President and Publisher, Magazine Group	—		—	*
James Sullivan, former Chief Operating Officer.	—		—	*
Robert B. Bell, Director	—		—	*
Barry Florescue, Director(3)	14,354,211		12.03%	%
Jim LaChance, Director	—		—	*
Jason H. Smith, Director	—		—	*
All named executive officers, executive officers and directors as a group (11 persons)	220,697,172		46.07%	%

Five percent stockholders:
Andrew B. Conru Trust Agreement(4)	51,701,613	(9)	40.84%	%
Florescue Family Corporation(5)	9,306,487		8.14%	%
PET Capital Partners II LLC(6)	15,984,634		13.22%	%
Staton Family Investments LTD(7)	62,765,620		44.97%	%
Staton Family Perpetual Trust(8)	33,779,400		24.35%	%
Other 5% holders:

*	Represents less than 1% of the outstanding common stock.

(1)	Shares beneficially owned include 28,155,160 shares of common stock, 32,923,633 shares issuable upon conversion of Series B Convertible Preferred Stock and 1,686,827 shares issuable upon exercise of warrants, owned by Staton Family Investments, LTD.; 1,958,500 shares of common stock and 1,041,400 shares of Series B common stock owned by Staton Media LLC; 5,468,455 shares issuable upon conversion of Series A Convertible Preferred Stock owned by PET Capital Partners II LLC and 33,779,400 issuable upon conversion of Series B Convertible Preferred Stock, owned by Staton Family Perpetual Trust. Mr. Staton is a member of Staton Family Investments, LTD. and has voting and investment power over its shares. Mr. Staton is a member and the manager of Staton Media LLC and has voting and investment power over its shares. Mr. Staton is a member of PET Capital Partners II LLC and has voting and investment power over his percentage interest in its shares. Mr. Staton disclaims beneficial ownership over the shares held by PET Capital Partners II LLC for which he does not have voting and investment power. Mr. Staton is also the trustee of Staton Family Perpetual Trust and has voting and investment power over its shares, which are held in trust for the benefit of his minor children.

(2)	Shares beneficially owned include 1,041,400 shares of Series B common stock, 66,703,033 shares issuable upon conversion of Series B Convertible Preferred Stock and 1,686,827 shares issuable upon exercise of warrants as well as 5,468,455 shares issuable upon conversion of Series A Convertible Preferred Stock owned by PET Capital Partners II LLC. Mr. Bell is a member of PET Capital Partners II LLC and has voting and investment power over his percentage interest in its shares. Mr. Bell disclaims beneficial ownership over the shares held by PET Capital Partners II LLC for which he does not have voting and investment power. The amount does not include 3,683,789 shares held by the Bell Family 2003 Charitable Lead Annuity Trust for which Mr. Bell does not hold voting or dispositive power. Mr. Bell disclaims beneficial ownership over the shares held by the Bell Family 2003 Charitable Lead Annuity Trust.

(3)	Shares beneficially owned include 5,047,724 shares issuable upon conversion of Series A Convertible Preferred Stock owned by PET Capital Partners II LLC and 9,306,487 shares of Series B Convertible Preferred Stock owned by Florescue Family Corporation. Mr. Florescue is a member of PET Capital Partners II LLC and has voting and investment power over his percentage interest in its shares. Mr. Florescue disclaims beneficial ownership over the shares held by PET Capital Partners II LLC for which he does not have voting and investment power. Mr. Florescue is also President of Florescue Family Corporation and has voting and investment power over its shares.

(4)	Shares beneficially owned include 21,626,613 shares issuable upon exercise of warrants. Shares beneficially owned do not include shares of common stock issuable upon the conversion of his Subordinated Convertible Note. The address of the Andrew B. Conru Trust Agreement is 116 El Nido, Portola Valley, CA 94028.

(5)	Shares beneficially owned consist of 9,306,487 shares issuable upon conversion of Series B Convertible Preferred Stock. The address of Florescue Family Corporation is 50 E. Sample Rd, Suite 400, Pompano Beach, FL 30064.

(6)	Shares beneficially owned consist of 15,984,634 shares issuable upon conversion of Service A Convertible Preferred Stock. Messrs. Bell, Staton and Florescue each disclaim beneficial ownership of these shares except with respect to their percentage ownership of Pet Capital Partners II LLC.

(7)	Shares beneficially owned include 32,923,633 shares of Series B Convertible Preferred Stock and 1,686,827 shares issuable upon exercise of warrants.

(8)	Shares beneficially owned consist of 33,779,400 shares issuable upon conversion of Series B Convertible Preferred Stock.

(9)	Does not contemplate such entity having exercised its right to purchase any shares from Marc H. Bell, Daniel C. Staton, or related entities.

Pursuant to a Shareholders’ Agreement dated September 21, 2004, or the 2004 Shareholders’ Agreement, each of Messrs. Bell and Staton and certain other stockholders with respect to all of the shares of common stock held by such holders and their affiliates have agreed, among other things, to vote such shares of common stock and securities exercisable for and convertible into shares of common stock in favor of the board designee allowed to be appointed pursuant to the 2004 Shareholders’ Agreement. The 2004 Shareholders’ Agreement will terminate immediately upon the consummation of this offering. Pursuant to a Security Holders Agreement dated August 17, 2005, or the 2005 Security Holders Agreement, the holders of Series A Convertible Preferred Stock as well as certain holders of common stock and Series B common stock, have agreed, among other things, to vote for the board designee allowed to be appointed pursuant to the 2005 Security Holders Agreement and have agreed to not to vote for certain changes in the capitalization or corporate governance of our company so long as certain ownership levels are maintained by a certain group of stockholders. The holders of the warrants issued in connection with the 2006 Notes as well as the holders of the Series B Convertible Preferred Stock subsequently became party to this agreement and are subject to the voting requirements therein. The voting provisions of the 2005 Security Holders Agreement shall terminate upon the consummation of this offering. Pursuant to a Security Holders Agreement dated December 6, 2007, or the 2007 Security Holders Agreement, the holders of warrants issued in connection with the sale of the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes, as well as certain holders of common stock have agreed, among other things, to vote all voting securities held by such holder in favor of the board designees allowed to be appointed by certain shareholders under the securities purchase agreements pursuant to which the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes were sold. The 2007 Security Holders Agreement will terminate immediately upon the consummation of this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Except as described below, there has not been, nor is there any proposed transaction where we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the employment agreements described in “Management.” These related party transactions were each negotiated at an arm’s length basis and were on no less favorable terms to us than would have been given to a third party.

Boca Raton Lease

Effective January 1, 2005, we entered into a lease with an affiliate of one of our principal stockholders and currently lease 3,533 square feet of space in an office building in Boca Raton, Florida. The lease currently provides for an annual base rent of $57,909, payable in equal monthly installments, increasing to an annual base rent of $59,646 in the final year of the lease. We are also responsible for the certain costs, including property taxes, utilities, repairs, maintenance, alterations, cleaning and insurance currently estimated to be $49,956 per annum, increasing to an estimated $52,999 per annum in the final year of the lease.

Management Agreement

In October 2004, we entered into a management agreement with Bell & Staton, Inc., a Florida corporation controlled by Marc H. Bell and Daniel C. Staton, or the managers, whereby certain management services are to be performed by these managers as designated by our board of directors. The agreement is for a term of five years with an annual fee of $500,000 per year. The management agreement originally provided for a potential fee increase at the rate of 10% of our EBITDA, but annual compensation cannot exceed $1.0 million. In addition, the agreement provides that the managers may participate in our future bonus pool and stock option plans. On August 17, 2005, the management agreement was amended to limit the total bonus to be paid to the managers to a maximum of $500,000 so long as any of the 2005 Notes or any guaranty thereof remained outstanding and to prohibit the payment of the bonus as long as there is a default occurring on the 2005 Notes. On August 23, 2006, the management agreement was further amended to provide that no management fee, other than reimbursement of expenses, shall be paid to the managers so long as there is a default or an event of default occurring on the 2006 Notes. On December 9, 2008, our board of directors approved forms of employment agreement with each of Messrs. Bell and Staton to become effective upon the consummation of an initial public offering, the extinguishment or waiver of the existing debt instruments and the obtainment of any other third party consents required, as described above. For the year ended December 31, 2007 and the nine months ended September 30, 2008, Bell & Staton Inc. was paid $500,000 and $375,000, respectively.

Security Holders Agreement

In August 2005, we entered into a Security Holders Agreement with PET Capital Partners LLC, PET Capital Partners II LLC, Messrs. Bell and Staton and certain other investors in our Series A Convertible Preferred Stock whereby, among other things, such group of funds may propose a board designee and each of the security holders party to the Security Holders Agreement agreed to vote all shares of our common stock held by such security holder to elect such board designee as a director. The group of funds has yet to designate a board designee.

August 2005 Purchase of Series A Convertible Preferred Stock

In August 2005, in connection with our offering of Series A Convertible Preferred Stock and 2005 Notes, PET Capital Partners II, LLC, whose members consist of Messrs. Bell, Florescue and Staton or their affiliates, purchased 4,206,450 shares of Series A Convertible Preferred Stock for an aggregate purchase price of $5.0 million, or approximately $0.5943 per share.

August 2006 Purchase of Series A Convertible Preferred Stock

In August 2006, PET Capital Partners II, LLC purchased an additional 7,571,934 shares of Series A Convertible Preferred Stock for an aggregate purchase price of $4.5 million, or approximately $0.5943 per share.

October 2006 Purchase of Subordinated Term Loan Notes

In October 2006, PET Capital Partners LLC purchased an additional $0.9 million in principal amount of Subordinated Term Loan Notes. We used the proceeds to fund part of the purchase price consideration for the Danni.com business. As of September 30, 2008 there was $32.2 million aggregate principal amount outstanding. We have not repaid any principal of this loan. We have accrued interest of $3.1 million and $3.7 million for the nine months ended September 30, 2008 and the year ended December 31, 2007, respectively on the Subordinated Term Loan Notes to PET Capital Partners LLC.

Series B Convertible Preferred Stock Offering

In November 2007, certain of our existing stockholders, including Messrs. Bell, Staton and Florescue, purchased an aggregate of 168,897,005 shares of Series B Convertible Preferred Stock at a purchase price of $0.029604 per share. The aggregate proceeds of $5.0 million were used to help fund the acquisition of Various and for general corporate purposes.

Letter Agreement with Sellers of Various

At the closing of the Various acquisition on December 6, 2007, PET Capital Partners LLC, Staton Family Investments, LLC, Staton Media, LLC, Staton Family Perpetual Trust and Marc Bell, collectively referred to as the principals, entered into an agreement with the Andrew B. Conru Trust Agreement and the Mapstead Trust, created on April 16, 2002, collectively referred to as the sellers, pursuant to which the principals and sellers agreed, among other things, that:

•	the principals granted the sellers an option to purchase from time to time from the principals, shares of our common stock and Series B Convertible Preferred Stock at the exercise price of $0.01 per share, at any time until the consummation of an initial public offering. The option is immediately exercisable for approximately 6,080,000 shares of common stock and 14,300,000 shares of Series B Convertible Preferred Stock and may be exercisable for up to an additional 6,080,000 shares of common stock and 14,300,000 shares of Series B Convertible Preferred Stock if the sellers have not sold their First Lien Senior Secured Notes by certain time benchmarks;

•	in the event (i) there is a default under the letter agreement; or (ii) if the outstanding balance of the First Lien Senior Secured Notes held by the sellers is greater than or equal to $50.0 million, and there is an interest or principal payment default under the securities purchase agreement governing the First Lien Senior Secured Notes, which is not cured at least two days prior to the applicable time frame within which cure is permitted under such Securities Purchase Agreement; or (iii) if the outstanding balance of the notes is less than $50.0 million, and there is an interest or principal payment default under such securities purchase agreement that has been called for immediate payment by the Required Holders (as defined in the securities purchase agreement) pursuant to the terms of such securities purchase agreement; or (iv) that the First Lien Senior Secured Notes are not paid in full within 3.5 years after issuance, the sellers shall have the right to require the principals to purchase their outstanding First Lien Senior Secured Notes, in whole or in part, together with the related warrants to purchase shares of our common stock that are then still outstanding, and the principals will purchase such First Lien Senior Secured Notes and related outstanding warrants, at a purchase price equal to the then outstanding principal amount of the First Lien Senior Secured Notes required to be purchased, plus accrued and unpaid interest on such First Lien Senior Secured Notes through the date of purchase;

•	the principals granted the sellers a security interest in all our equity securities owned by the principals to secure the performance of the principals’ obligations referenced in the foregoing item;

•	in the event that, at any time and from time to time, after the issuance of the First Lien Senior Secured Notes to sellers, any seller receives a bid price equal to or greater than 97% of par plus accrued and unpaid interest to purchase such seller’s First Lien Senior Secured Notes and related outstanding warrants, in whole or in part, such seller shall sell its First Lien Senior Secured Notes and the related outstanding warrants pursuant to such bid; and (ii) each seller shall, at all times for so long as it owns any First Lien

Senior Secured Notes, maintain with Imperial Capital, LLC and/or such other broker as the principals shall designate an offer price not greater than par plus accrued and unpaid interest to sell its First Lien Senior Secured Notes and related outstanding warrants; and

•	for so long as any First Lien Senior Secured Notes owned by any seller remain outstanding, the principals are restricted from selling, transferring or otherwise disposing of their First Lien Senior Secured Notes except subject to certain exceptions.

The letter agreement terminates upon the (i) sale, transfer or other disposition of all First Lien Senior Secured Notes owned by the sellers to an unrelated third party, or (ii) the repayment in full of such First Lien Senior Secured Notes, or (iii) the consummation of this offering.

On May 14, 2008, the letter agreement was amended to reflect the sellers’ decision to retain their outstanding First Lien Senior Secured Notes, instead of selling them, as contemplated by the original letter agreement. The principals and the sellers agreed, among other things, to the following amendments:

•	the principals no longer have an obligation to purchase the sellers’ First Lien Senior Secured Notes or to grant a security interest in any equity securities owned by the principals;

•	the sellers no longer have an obligation to sell their First Lien Senior Secured Notes at a certain bid price;

•	the sellers retain an option to purchase our equity securities from the principals. The option is immediately exercisable for approximately 20,000,000 shares of our common stock;

•	the principals are no longer restricted from selling their First Lien Senior Secured Notes. Instead, until the later of (i) the repayment in full of the First Lien Senior Secured Notes owned by any seller and (ii) the consummation of an initial public offering, no principal may sell, transfer or otherwise dispose of any of our securities or permit them to become subject to any liens; and

•	the letter agreement terminates upon the consummation of this offering and the completion of transfer of any equity securities required by the amendment to be transferred.

Family Relationships

Marc H. Bell, our chief executive officer, president and a director is the son of Robert B. Bell, one of our directors.

Related Party Policy and Audit Committee Charter

Upon the consummation of this offering, we will establish a related party transaction policy, which will provide procedures for the review of transactions with a value in excess of $120,000 in any year between us and any covered person having a direct or indirect material interest with certain exceptions. Covered persons will include any director, executive officer, director nominee, a holder of more than 5% of any class of our voting securities or any of the foregoing immediate family members of the foregoing. Any such related party transactions will require advance approval by a majority of our independent directors or a majority of the members of a committee constituted solely of our independent directors. In addition, our audit committee charter will provide that the audit committee will review and approve all related-party transactions.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and related provisions of our articles of incorporation and bylaws, as they will be in effect upon the closing of this offering. For more detailed information, see the articles of incorporation and the form of certificate of amendment to the articles of incorporation and form of amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Our authorized capital stock consists of 1,250,000,000 shares of common stock, $0.001 par value per share, 250,000,000 of which are designated Series B common stock, and 450,000,000 shares of preferred stock, $0.001 par value per share, 50,000,000 shares of which are designated Series A Convertible Preferred Stock and 200,000,000 shares of which are designated Series B Convertible Preferred Stock.

Common Stock

Common Stock

As of September 30, 2008, there were 104,956,481 shares of common stock outstanding, excluding Series B common stock, which is non-voting.

Except as otherwise provided by our articles of incorporation or Nevada law, the holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock and except as otherwise provided by our articles of incorporation or Nevada law, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive rights, redemption, conversion or other subscription rights under Nevada law. The outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of our preferred stock.

Series B Common Stock

As of September 30, 2008, there were 36,796,500 shares of Series B common stock outstanding. The holders of the Series B common stock have the same rights, preferences and privileges as the holders of the common stock, except that the holders of the Series B common stock do not have the right to vote on matters that come before the stockholders, unless otherwise required by Nevada law. The outstanding shares of Series B common stock are fully paid and non-assessable. Under our articles of incorporation, holders of Series B common stock have the right to exchange all shares of Series B common stock for a like number of shares of common stock commencing immediately prior to the occurrence of:

•	our consummation of a sale of all or substantially all of our assets or capital stock to any unaffiliated third party or our merger, consolidation or combination with any unaffiliated third party, or

•	our consummation of an underwritten initial public offering of securities or our “reverse merger” with or into a publicly traded company.

Preferred Stock

Series A Convertible Preferred Stock

As of September 30, 2008, there were 35,334,011 shares of Series A Convertible Preferred Stock outstanding.

Our Series A Convertible Preferred Stock ranks senior to our common stock and on parity with our Series B Convertible Preferred Stock. Series A Convertible Preferred Stock may be converted at the holder’s option at any time into shares of our common stock at the initial rate of one share of common stock for each share of Series A Convertible Preferred Stock, subject to adjustment for certain dilution events. Shares of Series A Convertible Preferred Stock carry voting rights on all matters to be voted upon by our stockholders, and on any particular matter each holder of Series A Convertible Preferred Stock is entitled to the number of votes equal to the number of whole shares of common stock into which such holder’s Series A Convertible Preferred Stock shares would be convertible as of the record date for determining the stockholders entitled to vote on the matter. Under certain circumstances, the written consent of the holders of Series A Convertible Preferred Stock is required to take certain actions, including, for example, to amend our articles of incorporation, effect a change of control, and declare any dividend or make any distribution on any of our capital stock. Shares of our Series A Convertible Preferred Stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors. Each share of Series A Convertible Preferred Stock has a liquidation preference equal to the greater of (x) the original issue price for such share ($0.5943 per share), plus declared and accrued but unpaid dividends, and (y) such amount as would have been payable had such share been converted into common stock immediately prior to the liquidation, dissolution or winding up. The Series A Convertible Preferred Stock provides that, under certain circumstances, the holders of the Series A Convertible Preferred Stock have preemptive rights with respect to the offering by us of any shares of, or any securities convertible into or exercisable for any shares of, any class of our capital stock. These rights terminate immediately prior to the closing of certain public offerings of our common stock, which we expect will include this offering. Subject to certain restrictions, the Series A Convertible Preferred Stock may be redeemed by us for an amount of cash equal to the liquidation preference at any time at our sole discretion.

Series B Convertible Preferred Stock

As of September 30, 2008, there were 168,897,006 shares of Series B Convertible Preferred stock outstanding.

Our Series B Convertible Preferred Stock ranks senior to our common stock and on parity with our Series A Convertible Preferred Stock. Series B Convertible Preferred Stock may be converted at the holder’s option at any time into shares of our common stock at the initial rate of one share of common stock for each share of Series B Convertible Preferred Stock, subject to adjustment for certain dilution events. Shares of Series B Convertible Preferred Stock carry voting rights on all matters to be voted upon by stockholders, and on any particular matter each holder of Series B Convertible Preferred Stock is entitled to the number of votes equal to the number of whole shares of common stock into which such holder’s Series B Convertible Preferred Stock shares would be convertible as of the record date for determining the stockholders entitled to vote on the matter. Shares of our Series B Convertible Preferred Stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors. Each share of Series B Convertible Preferred Stock has a liquidation preference equal to the greater of (x) the original issue price for such share ($0.029604 per share), plus declared and accrued but unpaid dividends, and (y) such amount as would have been payable had such share been converted into common stock immediately prior to the liquidation, dissolution or winding up. The Series B Convertible Preferred Stock provides that, under certain circumstances, the holders of the Series B Convertible Preferred Stock have preemptive rights with respect to the offering by us of any shares of, or any securities convertible into or exercisable for any shares of, any class of our capital stock. These rights terminate immediately prior to the closing of certain public offerings of our common stock, which we expect will include this offering. Subject to certain restrictions, the Series B Convertible Preferred Stock may be redeemed by us for an amount of cash equal to the liquidation preference at any time at our sole discretion.

Undesignated Preferred Stock

Subject to certain approval rights of the holders of our preferred stock, the board of directors has the authority, without action by the holders of the common stock, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control of us without further action by the stockholders.

Warrants

As of September 30, 2008, there were a total of 142,733,362 warrants to purchase shares of our common stock outstanding.

In August 2005, we issued 14,646,200 warrants (including 501,800 warrants issued as part of the placement agent’s fee) pursuant to the transactions under the Securities Purchase Agreement dated as of August 17, 2005. The holders of these warrants are entitled to purchase one share of our common stock at a purchase price of $0.318147111224 per share at any time prior to August 16, 2015 or our consummation of this offering of our common stock pursuant to a registration statement under the Securities Act. The number of shares which may be purchased upon the exercise of these warrants and the purchase price for these shares are subject to adjustment in certain events. In August 2006, as consideration for the waiver by the holders of the warrants of certain defaults by us under such Securities Purchase Agreement, we amended the terms of 4,865,620 of these warrants to reduce the exercise price to $0.00001 per share.

In August 2006, we issued 8,829,359 warrants in connection with our offering of $5.0 million in principal amount of our 2006 Notes. The holders of these warrants are entitled to purchase one share of our common stock at a purchase price of $0.00001 per share at any time prior to the earlier to occur of August 27, 2016 or the consummation of this offering.

In November 2007, we issued 45,019,915 warrants to 15 holders of our Series A Convertible Preferred Stock (and to the holder of the warrants issued as part of the placement agent’s fee in August 2005 in lieu of the application of anti-dilution provisions contained in the Series A Convertible Preferred Stock and certain warrants held by such holders in connection with our issuance of the Series B Convertible Preferred Stock. The holders of these warrants are entitled to purchase one share of our common stock at a purchase price of $0.00001 per share at any time prior to the earlier to occur of December 6, 2017 or the consummation of this offering.

In December 2007, in connection with the issuance by INI of (i) $257.3 million in First Lien Senior Secured Notes, we issued an aggregate of 84,212,295 detachable warrants to the holders of the First Lien Senior Secured Notes, 50,478,295 of which remain outstanding as of September 30, 2008, and (ii) $80.0 million in Second Lien Subordinated Secured Notes to the sellers, we issued 22,759,593 detachable warrants to the holders of the Second Lien Subordinated Secured Notes. The holders of these warrants are entitled to purchase one share of our common stock at a purchase price of $0.00001 per share at any time prior to the earlier to occur of December 6, 2017 or the consummation of this offering.

On May 18, 2008, certain holders of warrants issued in connection with the First Lien Senior Secured Notes exercised an aggregate of 33,734,000 warrants.

All of the warrants are subject to adjustment immediately prior to the closing of this offering in the event that we have issued fewer than 26,879,946 shares (or options, warrants or rights) pursuant to an equity incentive or benefits plan prior to the occurrence of this offering. The number of shares of common stock for which each warrant is exercisable will be adjusted such that one such share will represent upon the offering the same proportion of the fully-diluted equity of the company that such share would have represented on the date of issuance of the warrant had the actual number of shares (or options, warrants or rights) issued under an equity plan (rather than 26,879,946 shares) been deemed issued on the date of issuance of the warrant.

The warrants issued in December 2007 to the holders of the First Lien Senior Secured Notes and the holders of the Second Lien Subordinated Secured Notes are also subject to adjustment immediately prior to the closing of this offering, such that the number of shares for which each such warrant is exercisable will be increased to account for the dilutive effect caused by that number of shares into which the Subordinated Convertible Notes are convertible based on the offering price of our common stock in this offering.

Given the nominal exercise price and that after the completion of this offering any unexercised warrants will have expired, we anticipate that the holders of these warrants will exercise all of their warrants prior to, or concurrently with, the consummation of this offering.

Registration Rights

Pursuant to the Security Holders Agreement dated as of August 17, 2005, the holders of the Series A Convertible Preferred Stock are entitled to piggyback registration rights for registration under the Securities Act of the shares of common stock issuable upon the conversion of the Series A Convertible Preferred Stock or the exercise of the warrants held by such security holders. Additionally, certain holders of the Series A Convertible Preferred Stock, for so long as certain funds collectively own at least 20% of the Series A Convertible Preferred Stock issued to them, or the holders of a majority of the shares of our common stock issuable upon the conversion of the Series A Convertible Preferred Stock or the exercise of the warrants, are entitled to demand registration rights for the shares of common stock issuable upon the conversion of the Series A Convertible Preferred Stock or the exercise of the warrants. We are not required to effect more than three registrations pursuant to the demand registration rights. The piggyback and demand rights are subject to conditions and limitations, among them the right of an underwriter of an offering to limit the number of shares of common stock underlying the Series A Convertible Preferred Stock and the warrants for inclusion in the registration. The warrants issued in connection with the 2005 Notes and the 2006 Notes are also subject to this agreement and have registration rights thereunder. We are generally required to bear all of the expenses of all such registrations except for underwriting discounts and commissions.

On December 6, 2007, we entered into a Registration Rights Agreement with the sellers of the Various stock granting the holders of the warrants issued along with the First Lien Senior Secured Notes certain piggyback and demand registration rights for the registration under the Securities Act of the shares of our common stock issuable upon the conversion of the warrants. Additionally, holders of the First Lien Senior Secured Notes, so long as they collectively own the warrants representing at least 51% of the total common stock issuable upon conversion of all such warrants, are entitled to demand registration rights for the shares of common stock issuable upon the conversion of their warrants. We are not required to effect more than three registrations pursuant to the demand registration rights. The piggyback and demand rights are subject to conditions and limitations, among them the right of an underwriter of an offering to limit the number of shares of common stock underlying the warrants for inclusion in the registration. We are generally required to bear all of the expenses of all such registrations except for underwriting discounts and commissions.

On December 6, 2007, we entered into a Registration Rights Agreement with the sellers of the Various stock granting the holders of the Subordinated Convertible Notes certain piggyback and demand registration rights for the registration under the Securities Act of the shares of our common stock issuable upon the conversion of the Subordinated Convertible Note.

Transfer agent and registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company. The address of the transfer agent is 59 Maiden Lane, Plaza Level, New York, New York 10038.

Listing

We expect that as of the date of this prospectus our common stock will be approved for quotation on the New York Stock Exchange under the symbol “FFN.”

Nevada Anti-Takeover Laws and Certain Articles and Bylaws Provisions

Provisions of Nevada law and our articles of incorporation and bylaws could make the following more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Consent of Holders of Preferred Stock. Under certain circumstances, the written consent of certain holders of our preferred stock is required before certain action can be taken, including, for example, effecting a change of control of the company or amending our articles of incorporation.

Stockholder Meetings. Our bylaws provide that special meetings of the stockholders may be called by the chairman of the board of directors or the president, and must be called by certain of our officers upon the written request of the holders of not less than 75% of the voting power of our capital stock.

No Action by Written Consent. Our bylaws provide that stockholders may only take action at an annual or special meeting of stockholders and may not act by written consent, except as specifically required by our articles of incorporation or the Nevada Revised Statutes.

No Cumulative Voting. Our articles of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock. The authorization of undesignated preferred stock in our articles of incorporation makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

In addition, the Nevada Revised Statutes contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These laws provide generally that any person that acquires 20% or more of the outstanding voting shares of certain Nevada corporations in the secondary public or private market must follow certain formalities before such acquisition or they may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights in whole or in part. These laws will apply to us if we have 200 or more stockholders of record, at least 100 of whom have addresses in Nevada, unless our articles of incorporation or bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the Nevada Revised Statutes, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply. These laws may have a chilling effect on certain transactions if our articles of incorporation or bylaws are not amended to provide that these provisions do not apply to us or to an acquisition of a controlling interest, or if our disinterested stockholders do not confer voting rights in the control shares.

Nevada law also provides that if a person is the “beneficial owner” of 10% or more of the voting power of certain Nevada corporations, such person is an “interested stockholder” and may not engage in any “combination” with the corporation for a period of three years from the date such person first became an interested stockholder, unless the combination or the transaction by which the person first became an interested stockholder is approved by the board of directors of the corporation before the person first became an interested stockholder. Another exception to this prohibition is if the combination is approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power not beneficially owned by the interested stockholder at a meeting, no earlier than three years after the date that the person first became an interested stockholder. These laws generally apply to Nevada corporations with 200 or more stockholders of record, but a Nevada corporation may elect in its articles of incorporation not to be governed by these particular laws. We intend to amend our articles of incorporation prior to the consummation of this offering to make such an election.

Nevada law also provides that directors may resist a change or potential change in control if the directors determine that the change is opposed to, or not in the best interest of, the corporation.

DESCRIPTION OF INDEBTEDNESS

2006 Notes

As of September 30, 2008, we had approximately $6.2 million in principal amount of our 2006 Notes outstanding. In August 2006, we issued $5.0 million in principal amount of 2006 Notes. Since August 2006, we have issued $1.0 million in principal amount of 2006 Notes in payment of accrued interest on the outstanding notes. In December 2007, we also issued an additional $140,000 in principal amount of 2006 Notes pro rata to the holders of outstanding 2006 Notes in consideration for their waiver of certain defaults and consent to the incurrence of additional debt in connection with our acquisition of Various.

The 2006 Notes mature on July 31, 2010. Interest on the 2006 Notes accrues at a rate of 15% per annum, and is payable quarterly in cash after February 1, 2008 in arrears, on February 15, May 15, August 15 and November 15 of each year.

The 2006 Notes are pari passu with our 2005 Notes, and are secured by a first-priority security interest in all of our assets and the assets of our subsidiaries other than those of INI, including trademarks and other intellectual property, provided that the assets of INI are subject to a security interest in favor of the 2006 Notes that is subordinate to that of the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes. Our obligations under the 2006 Notes are guaranteed by each of our subsidiaries.

We may redeem all or part of the 2006 Notes after the second anniversary of their issuance at:

•	101.5% of the principal amount, if after August 17, 2008 but on or before August 17, 2009; and

•	100% of the principal amount if after August 17, 2009, plus accrued and unpaid interest.

The securities purchase agreement governing the 2006 Notes contains covenants applicable to us and our subsidiaries, including covenants relating to limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting our subsidiaries, sale-leaseback transactions, consolidations and mergers and provision of financial statements and reports.

2005 Notes

As of September 30, 2008, we had approximately $38.4 million in principal amount of our 2005 Notes outstanding.

We originally issued $33.0 million in principal amount of the 2005 Notes in August 2005 as 11% Senior Notes due 2010 along with 11,777,800 shares of Series A Convertible Preferred Stock. Since August 2005, we have issued $4.5 million in principal amount of 2005 Notes in payment of accrued interest on the outstanding notes. In December 2007, we also issued an additional approximately $0.9 million in principal amount of 2005 Notes pro rata to the holders of outstanding 2005 Notes in consideration for their waiver of certain defaults and consent to the incurrence of additional debt in connection with our acquisition of Various.

In August 2006, in connection with our offering of the 2006 Notes and as consideration for the waiver of certain defaults under the securities purchase agreement governing the 2005 Notes, we amended the terms of the 2005 Notes to provide, among other matters, that interest on the 2005 Notes would accrue at a rate of 14% per annum and would be paid-in-kind.

In December 2007, in connection with our acquisition of Various and as consideration for the waiver of certain defaults under the securities purchase agreement governing the 2005 Notes, we amended the terms of the 2005 Notes to provide that interest on the 2005 Notes would accrue at a rate of 15% per annum, payable quarterly in arrears, on February 15, May 15, August 15 and November 15 of each year.

The 2005 Notes mature on July 31, 2010. The 2005 Notes are pari passu with the 2006 Notes and are secured by a first-priority security interest in all of our assets and the assets of our subsidiaries other than INI and its subsidiaries, including trademarks and other intellectual property, provided that the assets of INI are subject to a security interest in favor of the 2005 Notes that is subordinate to that of the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes. Our obligations under the 2005 Notes are guaranteed by each of our subsidiaries.

We may redeem all or part of the 2005 Notes after the second anniversary of their issuance at:

•	101.5% of the principal amount, if after the third anniversary but on or prior to the fourth anniversary of their issuance; and

•	100% of the principal amount if after the fourth anniversary of their issuance, plus accrued and unpaid interest.

The securities purchase agreement governing the 2005 Notes contains covenants applicable to us and our subsidiaries, including covenants relating to limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting our subsidiaries, sale-leaseback transactions, consolidations and mergers and provision of financial statements and reports.

Subordinated Term Loan Notes

As of September 30, 2008, we had approximately $32.2 million in principal amount of our Subordinated Term Loan Notes outstanding.

In October 2004, we issued $35.8 million in aggregate principal amount of Subordinated Term Loan Notes. From October 2005 to September 30, 2008, we have issued $7.3 million in principal amount of Subordinated Term Loan Notes in payment of accrued interest on the outstanding notes. In October 2006, we issued an additional $0.9 million in principal amount of Subordinated Term Loan Notes to fund part of the purchase price consideration for the Danni.com business.

Interest on the Subordinated Term Loan Notes is payable in arrears annually on October 5 in each year, commencing October 5, 2005 at the rate of 13% per annum. For the three-year period following October 5, 2004, interest is payable in cash or in kind by the issuance of additional Subordinated Term Loan Notes (other than with respect to the date of issuance) in such principal amount as shall equal the interest payment that is then due, or any combination thereof, at our election; and thereafter until the principal is paid or made available for payment, payable in cash.

In August 2005, concurrent with the completion of our offerings of the 2005 Notes and the Series A Convertible Preferred stock, we used a portion of the net proceeds from those offerings to repay $11.8 million of the Subordinated Term Loan Notes plus accrued interest. The remaining $24.0 million in principal amount of the Subordinated Term Loan Notes are held by PET and one other stockholder and were reissued as Subordinated Term Loan Notes.

The terms of the Subordinated Term Loan Notes provide that, among other things:

•	they are subordinated to the 2006 Notes, the 2005 Notes, the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes;

•	we may not redeem the Subordinated Term Loan Notes while the 2006 Notes, the 2005 Notes, the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes remain outstanding;

•	we are restricted from paying cash interest on the Subordinated Term Loan Notes until we attain an interest coverage ratio of at least 3:1; and

•	upon the occurrence of a change of control, the holders of the Subordinated Term Loan Notes will have the right to require us to concurrently purchase their notes at 100% of the face value thereof, plus accrued and unpaid interest, if any, provided, however, that such right shall only be exercisable if the holders of the 2006 Notes and the 2005 Notes have exercised their repurchase right.

First Lien Senior Secured Notes

As of September 30, 2008, we had $242.1 million of First Lien Senior Secured Notes outstanding. In connection with our acquisition of Various on December 6, 2007, INI issued approximately $257.3 million in principal amount of First Lien Senior Secured Notes. Commencing the quarter ending March 31, 2008, INI was required to make principal payments on the First Lien Senior Secured Notes, in an aggregate amount equal to 90% of the Excess Cash Flow (as defined in the securities purchase agreement governing the First Lien Senior Secured Notes) (if any) of INI and its subsidiaries for such quarterly period. Through September 30, 2008, we have made $15.2 million of such payments.

The First Lien Senior Secured Notes mature on June 30, 2011. Interest on the First Lien Senior Secured Notes will accrue at a rate per annum equal to 8% plus the greater of (a) 4.5% or (b) the three-month LIBOR, as further defined in the securities purchase agreement governing the First Lien Senior Secured Notes for the applicable interest period. Interest on the First Lien Senior Secured Notes is payable quarterly in arrears on each March 31, June 30, September 30 and December 31.

The First Lien Senior Secured Notes are secured by a first-priority lien on all of INI’s assets and are guaranteed by each of INI’s subsidiaries. These guarantees are the senior secured obligations of each such subsidiary guarantor. We and each of our other direct subsidiaries have guaranteed INI’s obligations under the First Lien Senior Secured Notes. Our guarantee and the guarantees of our other direct subsidiaries are also our respective secured obligations, but are subordinate to our respective obligations under our 2006 Notes and 2005 Notes.

INI may, at its option, redeem the First Lien Senior Secured Notes, in whole but not in part, at the redemption prices (expressed as percentages of principal amount thereof) set forth below plus accrued and unpaid interest, on the First Lien Senior Secured Notes redeemed, to the applicable redemption date:

•	105%, if redeemed on or before December 6, 2009;

•	102%, if redeemed on or before December 6, 2010; and

•	100%, if redeemed after December 6, 2010.

Commencing the fiscal quarter ending March 31, 2008, INI was required to make principal payments on the First Lien Senior Secured Notes, in an aggregate amount equal to 90% of the Excess Cash Flow (as defined in the securities purchase agreement governing the First Lien Senior Secured Notes) (if any) of INI and its subsidiaries for such quarterly period.

Commencing December 31, 2008, INI is required to make principal payments on the First Lien Senior Secured Notes in annual installments on the 45th day following the date set forth below, in an aggregate amount equal to the greater of (x) 90% of the Excess Cash Flow (if any) of INI and its subsidiaries for the fiscal quarter most recently ended on December 31 and (y) the amount specified below for each such date, less, the aggregate amount of all repayments, if any, made in the immediately preceding three fiscal quarters:

•	December 31, 2008, an installment amount of approximately $25.7 million;

•	December 31, 2009, an installment amount of approximately $38.6 million;

•	December 31, 2010, an installment amount of approximately $51.5 million; and

•	June 30, 2011, an installment amount of approximately $141.5 million.

The securities purchase agreement governing the First Lien Senior Secured Notes contains covenants applicable to us and our subsidiaries, including covenants relating to limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting our subsidiaries, sale-leaseback transactions, consolidations and mergers and provision of financial statements and reports. The restrictive payments covenant prohibits dividends or other cash distributions from Various and INI to us subject to certain limited exceptions including our exception that permits INI to dividend to us up to 10% of Excess Cash Flow of INI as defined solely for interest payments on the First Lien Senior Secured Notes, plus not more than $6 million during the first quarter of fiscal 2008 ($5 million of which was to be used for general corporate purposes), plus $1.0 million per quarter through December 31, 2008 solely for third party expenses related to our initial public offering.

We are required to use 50% of the net cash proceeds from an initial public offering of our common stock to prepay the First Lien Senior Secured Notes at a redemption price of 115% of the principal amount redeemed, plus accrued and unpaid interest thereon to such redemption date. The balance of the First Lien Senior Secured Notes will be redeemed at a redemption price of 105% of the principal amount redeemed plus accrued and unpaid interest.

Second Lien Subordinated Secured Notes

As of September 30, 2008, we had $80.0 million of Second Lien Subordinated Secured Notes outstanding. In connection with our acquisition of Various on December 6, 2007, INI issued to the sellers of Various, $80.0 million in principal amount of Second Lien Subordinated Secured Notes in partial payment of the purchase price for Various.

The Second Lien Subordinated Secured Notes will mature on December 6, 2011. Interest on the Second Lien Subordinated Secured Notes accrues at a rate of 15% per annum and is payable quarterly in arrears on each March 31, June 30, September 30 and December 31.

The Second Lien Subordinated Secured Notes are secured by a second-priority lien on all of INI’s assets and are guaranteed by each of INI’s subsidiaries, including Various. These guarantees are the senior secured obligations of each such subsidiary guarantor subordinate only to the first-priority lien granted to the purchasers of the First Lien Senior Secured Notes. We and each of our other direct subsidiaries have guaranteed INI’s obligations under the Second Lien Subordinated Secured Notes. Our guarantee and the guarantees of our other direct subsidiaries are also our respective secured obligations, but are subordinate to our respective obligations under our 2006 Notes and 2005 Notes and the First Lien Senior Secured Notes.

We may redeem the Second Lien Subordinated Secured Notes, in whole or in part, at any time subject to the rights of the holders of the First Lien Senior Secured Notes under the intercreditor agreement between the holders of the First Lien Senior Secured Notes and the holders of the Second Lien Subordinated Secured Notes. This agreement provides that no redemption of the Second Lien Subordinated Secured Notes may occur until the First Lien Senior Secured Notes are repaid in full after which principal on the Second Lien Subordinated Secured Notes is payable quarterly to the extent of 90% of Excess Cash Flow. The redemption price for the Second Lien Subordinated Secured Notes will be 100% of the outstanding principal amount plus accrued and unpaid interest, if any, on the Second Lien Subordinated Secured Notes to the redemption date.

The sellers’ securities agreement governing the Second Lien Subordinated Secured Notes contains covenants applicable to us and our subsidiaries, including covenants relating to limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting our subsidiaries, sale-leaseback transactions, consolidations and mergers and provision of financial statements and reports. These covenants are substantially identical to those contained in the First Lien Senior Secured Notes.

The holders of the Second Lien Subordinated Secured Notes have the option of requiring INI to repay the Second Lien Subordinated Secured Notes in full upon a Liquidity Event (defined as a liquidation, winding up, change of control (other than resulting from an initial public offering), merger, or a sale of all or substantially all of our assets or the assets of INI). Subject to the prior payment in full of the First Lien Senior Secured Notes, upon an initial public offering, we will cause INI to redeem the Second Lien Subordinated Secured Notes using the proceeds from such initial public offering, net of any amounts required to pay fees and expenses related to such initial public offering for working capital purposes or for strategic acquisitions. Any such repayment of the Second Lien Subordinated Secured Notes will be at a price equal to 100% of the outstanding principal amount plus accrued and unpaid interest, if any, on the Second Lien Subordinated Secured Notes to the repayment date.

Subordinated Convertible Notes

As of September 30, 2008, we had $170.0 million of Subordinated Convertible Notes outstanding subject to a reduction of $64.3 million and an increase of $5.0 million as described below. On December 6, 2007, INI issued Subordinated Convertible Notes in the original aggregate principal amount of $170.0 million in partial payment of the purchase price for Various. The Subordinated Convertible Notes will mature on December 6, 2011. Interest on the Subordinated Convertible Notes is payable at a rate of 6% per annum and until the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes are repaid in full such interest may only be paid in additional Subordinated Convertible Notes. Thereafter, interest may only be paid in additional Subordinated Convertible Notes at INI’s option, and may be prepaid at INI’s option, in whole or in part, at 100% principal plus accrued and unpaid interest. The Subordinated Convertible Notes are the unsecured obligation of INI and we have guaranteed INI’s obligations under the Subordinated Convertible Notes. The Subordinated Convertible Notes are subordinate in right of payment to INI’s First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes. Our guarantee is subordinated to the prior payment of our 2006 Notes and our 2005 Notes and our guarantee of the First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes and pari passu in right of payment with the 13% Subordinated Term Loan Notes described above.

The Subordinated Convertible Notes are convertible, at our or the holder’s option, into shares of our common stock, in whole or in part, at any time through and including the maturity date of such notes after the later to occur of (i) the one-year anniversary of the date of issuance of such notes and (ii) the consummation of an initial public offering. The conversion price will be equal to the per share offering price in this offering. If the notes are converted at the holder’s option, the aggregate number of shares issuable upon the conversion of the notes will be limited in number to the number of shares equal to 17% of our fully diluted equity calculated at the time of the first such conversion. The Subordinated Convertible Notes are being held in escrow to secure indemnity obligations of the sellers of Various stock to INI. On October 14, 2008, we made an indemnity claim against these notes under the acquisition agreement for Various in the amount of $64.3 million due to working capital adjustments resulting from the VAT liability which was not disclosed at the closing of the acquisition. On June 30, 2008, INI issued additional Subordinated Convertible Notes in the amount of $5.8 million as payment in kind for its interest obligation.

We have granted the holders of such notes piggyback registration rights and up to two demand registration rights to register the shares of common stock issuable upon the conversion of such notes. The demand rights may be exercised by the holders of at least 30% of the shares issued or issuable upon the conversion of the Subordinated Convertible Notes at any time commencing 180 days after this offering. The piggyback and demand rights are subject to conditions and limitations, among them the right of an underwriter of an offering to limit the number of shares of common stock underlying the Subordinated Convertible Notes for inclusion in the registration and the subordination of the right of inclusion of such shares to the prior inclusion of shares requested to be included in such registration by holders of common stock issued as a result of the conversion of Series A Convertible Preferred Stock or the exercise of warrants. We are generally required to bear all of the expenses of all such registrations except underwriting discounts and commissions.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Sales of our common stock in the public market after the restrictions lapse as described below, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Upon completion of this offering, we will have outstanding        shares of common stock. Of these shares,        shares of common stock sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by persons who may be deemed to be our “affiliates,” as that term is defined in Rule 144 under the Securities Act who will be subject to the restrictions described below. An aggregate of       shares of our common stock held by our existing stockholders upon closing of this offering will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if their resale is registered under the Securities Act or qualifies for an exemption from registration under Rule 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Days After the Date of this Prospectus	Additional Shares Eligible for Public Sale
On the date of this prospectus
Between 90 and 180 days after the date of this prospectus
At various times beginning more than 180 days after the date of this prospectus

Lock-Up Arrangements

We, our executive officers and directors and all of the holders of our common stock or securities exchangeable or convertible for common stock have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of the representative of the underwriters, offer, sell, contact to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, the representative of the underwriters may, in its sole discretion, release some or all of the securities from these lock-up agreements. These agreements are subject to extension as set forth in “Underwriting.”

Rule 144

Generally, the shares of our common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits common stock of an issuer that has been acquired by a person who is an affiliate of the issuer, or has been an affiliate of the issuer within the past three months, to be sold in an amount that does not exceed, during any three-month period, the greater of:

•	1.0% of the total number of shares of our common stock outstanding; or

•	the average weekly reported trading volume of our common stock for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period, notice requirements and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock that are restricted securities for at least six months, will be entitled to freely sell such shares of stock subject only to the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares under Rule 144 without regard to the current public information requirements of Rule 144.

Equity Plans

We intend to file a registration statement on Form S-8 under the Securities Act for shares of our common stock subject to options outstanding or reserved for issuance under our stock plans and shares of our common stock issued upon the exercise of options by employees. We expect to file this registration statement as soon as practicable after this offering. We expect to file this registration statement as soon as permitted under the Securities Act.

Registration Rights

The holders of        shares of our common stock, assuming the exercise of outstanding warrants to purchase registrable securities and the conversion of outstanding Convertible Preferred Stock and Subordinated Convertible Notes, may demand that we register their shares under the Securities Act or, if we file another registration statement under the Securities Act, may elect to include their shares in such registration. If these shares are registered, they will be freely tradable without restriction under the Securities Act. For additional information, see “Description of Capital Stock—Registration Rights.”

CERTAIN MATERIAL U.S. TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax consequences relating to the acquisition, ownership and disposition of our common stock by Non-U.S. Holders (defined below), but does not purport to be a complete analysis of all the potential tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended or “Code,” the Treasury Regulations or the “Regulations” promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. This summary is limited to the tax consequences of persons who hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code.

This summary does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular Non-U.S. Holders in light of their particular investment circumstances or status, nor does it address specific tax consequences that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, expatriates, banks, real estate investment trusts, regulated investment companies, tax-exempt organizations, or persons in special situations, such as those who have elected to mark securities to market or those who hold shares of our common stock as part of a straddle, hedge, conversion transaction or other integrated investment or Non-U.S. Holders that own (or owned during the relevant period) actually or constructively, more than 5% of our common stock). In addition, this summary does not address U.S. federal alternative minimum tax consequences or consequences under the tax laws of any state, local or foreign jurisdiction. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in this summary, and we cannot assure you that the IRS will agree with such statements and conclusions.

This summary is for general information only. Prospective purchasers of shares of our common stock are urged to consult their tax advisors concerning the U.S. federal income taxation and other tax consequences to them of acquiring, owning and disposing of shares of our common stock, as well as the application of state, local and foreign income and other tax laws.

For purposes of the following summary, a “Non-U.S. Holder” is a holder of our common stock that, for U.S. federal income tax purposes, is not (i) a citizen or individual resident of the U.S.; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the U.S., any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of the source; or (iv) a trust, if a court within the U.S. is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all its substantial decisions or if a valid election to be treated as a U.S. person is in effect with respect to such trust.

If a Non-U.S. Holder is a partner in a partnership, or an entity treated as a partnership for U.S. federal income tax purposes, that holds shares of our common stock, the tax treatment of such Non-U.S. Holder generally will depend upon its U.S. tax status and upon the activities of the partnership. If a Non-U.S. Holder is a partner of a partnership acquiring shares of our common stock, such Non-U.S. Holder is urged to consult its tax advisor about the U.S. tax consequences of holding and disposing of the shares of our common stock.

The description set forth above may not be applicable depending on a Non-U.S. Holder’s particular situation. Prospective Non-U.S. Holders of our common stock should consult their tax advisors with respect to the particular tax consequence to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction or under any applicable tax treaty.

Dividends

We do not expect to declare or pay any dividends on shares of our common stock in the foreseeable future. However, if we do pay dividends on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces the Non-U.S. Holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of shares of our common stock and will be treated as described under “—Gain on Disposition of Common Stock” below. Any dividend paid to a Non-U.S. Holder of shares of our common stock ordinarily will, except as described in the following paragraph, be subject to withholding of U.S. federal income tax at a rate of 30%, or such lower rate as may be specified under an applicable income tax treaty. In order to receive a reduced treaty rate, a Non-U.S. Holder must provide an IRS Form W-8BEN or other appropriate version of Form W-8 certifying eligibility for the reduced rate.

Dividends paid to a Non-U.S. Holder that are effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States generally will be exempt from the withholding tax described above (if the Non-U.S. Holder complies with applicable certification and disclosure requirements) and instead generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if the Non-U.S. Holder were a U.S. person (unless, where an income tax treaty applies, the dividend is not attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States). In order to obtain this exemption from withholding tax, a Non-U.S. Holder must provide an IRS Form W-8ECI properly certifying eligibility for such exemption. Dividends received by a corporate Non-U.S. Holder that are effectively connected with a trade or business conducted by such corporate Non-U.S. Holder in the United States may also be subject to an additional branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized on a disposition of shares of our common stock, provided that (i) the gain is not otherwise effectively connected with a trade or business conducted by the Non-U.S. Holder in the U.S. (and, in the case of an applicable tax treaty, is not attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), and (ii) in the case of a Non-U.S. Holder who is an individual and who holds the shares of our common stock as a capital asset, such Non-U.S. Holder is not present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met. Additional special rules would apply if our stock were considered to be a U.S. real property interest, which we do not expect to be the case. Non-U.S. Holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of shares of our common stock.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of death may be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding

U.S. backup withholding tax will not apply to payments of dividends to a Non-U.S. Holder if the certification described above in “—Dividends” is duly provided by such Non-U.S. Holder or the Non-U.S. Holder otherwise establishes an exemption, provided that the payor does not have actual knowledge or reason to know that such holder is a U.S. person or that the conditions of any claimed exemption are not satisfied.

Certain payments may be subject to information reporting even if a Non-U.S. Holder establishes an exemption from backup withholding. Copies of information returns reporting dividend payments and any withholding may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

Any amounts withheld under the backup withholding tax rules from a payment to a Non-U.S. Holder will be allowed as a refund, or a credit against such Non-U.S. Holder’s U.S. federal income tax liability, provided that the requisite procedures are followed.

Non-U.S. Holders are urged to consult their tax advisors regarding their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding.

The foregoing discussion of U.S. federal income tax considerations is not tax advice. Accordingly, each prospective Non-U.S. Holder of our common stock should consult that holder’s own tax advisor with respect to the federal, state, local, estate and non-U.S. tax consequences of the acquisition, ownership and disposition of our common stock.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus through the underwriters named below. Renaissance Securities (Cyprus) Limited is the representative of the underwriters. We have entered into an underwriting agreement with the representative. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares
Renaissance Securities (Cyprus) Limited

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

The representative has advised us that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

The underwriters are expected to make offers and sales both inside and outside of the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.

Over-Allotment Option

We have granted the underwriters an option to buy up to additional        shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

Commissions and Discounts

Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $       per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $        per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed        % of the shares of common stock to be offered.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional       shares:

	No exercise	Full exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $        million.

No Sales of Similar Securities

We, our executive officers and directors and all of the holders of our common stock or securities exchangeable or convertible for common stock have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of the representative of the underwriters, offer, sell, contact to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, the representative of the underwriters may, in its sole discretion, release some or all of the securities from these lock-up agreements.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Indemnification and Contribution

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

Listing

We intend to apply to have our common stock quoted on The New York Stock Exchange under the symbol “FFN.”

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including: stabilizing transactions, short sales, purchases to cover positions created by short sales, imposition of penalty bids and syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The New York Stock Exchange, in the over-the-counter market or otherwise.

Determination of Offering Price

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representative of the underwriters. The principal factors to be considered in determining the initial public offering price include: the information set forth in this prospectus and otherwise available to the representative, our history and prospects and the history of, and prospects for, the industry in which we compete, our past and present financial performance and an assessment of our management, our prospects for future earnings and the present state of our development, the general condition of the securities markets at the time of this offering, the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies and other factors deemed relevant by the underwriters and us.

Affiliations

Certain of the underwriters and their affiliates may from time to time provide certain commercial banking, financial advisory, investment banking and other services for us for which they will be entitled to receive separate fees.

LEGAL MATTERS

The validity of the securities offered pursuant to this prospectus will be passed upon for us by Brownstein Hyatt Farber Schreck, LLP, Las Vegas, Nevada, our Nevada counsel. Akin Gump Strauss Hauer & Feld LLP, New York, New York, our special counsel, will pass upon certain matters for us. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, will pass upon certain matters for the underwriters named in this prospectus in connection with this offering.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our financial statements as of December 31, 2007 and 2006, and for the years ended December 31, 2007, 2006 and 2005 included in this prospectus and in the registration statement have been audited by Eisner LLP, independent registered public accounting firm, as stated in their report which included an explanatory paragraph concerning conditions that raise substantial doubt about our ability to continue as a going concern as described in Note A to our consolidated financial statements, appearing in this prospectus and in the registration statement and are so included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to our company and the common stock offered by this prospectus, we refer you to the registration statement, exhibits, and schedules.

Anyone may inspect a copy of the registration statement without charge at the public reference facility maintained by the SEC in Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of the registration statement may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FriendFinder Networks Inc. and Subsidiaries
Audited Financial Statements as of December 31, 2007 and 2006 and the years ended December 31, 2007
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2007 and 2006	F-3
Consolidated Statements of Operations for the years ended December 31, 2007, 2006 and 2005	F-4
Consolidated Statements of Changes in Stockholders’ Equity (Deficiency) for the years ended December 31, 2007, 2006 and 2005	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005	F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Financial Statements for the nine months ended September 30, 2008 and 2007
Condensed Consolidated Balance Sheets as of September 30, 2008 (unaudited) and December 31, 2007	F-34
Condensed Consolidated Statements of Operations for the nine months ended September 30, 2008 and 2007 (unaudited)	F-35
Condensed Consolidated Statements of Changes in Stockholders’ (Deficiency) as of September 30, 2008 (unaudited)	F-36
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2008 and 2007 (unaudited)	F-37
Notes to Condensed Consolidated Financial Statements (unaudited)	F-38
Various, Inc. and Subsidiaries and Affiliates
Audited Financial Statements as of December 6, 2007 and December 31, 2006, and for the period from January 1, 2007 through December 6, 2007 and the years ended December 31, 2006 and 2005
Report of Independent Registered Public Accounting Firm	F-45
Combined Balance Sheets as of December 6, 2007 and December 31, 2006	F-46
Combined Statements of Operations for the period from January 1, 2007 through December 6, 2007 and for the years ended December 31, 2006 and 2005	F-47
Combined Statements of Changes in Shareholders’ Deficit for the period from January 1, 2007 through December 6, 2007 and for the years ended December 31, 2006 and 2005	F-48
Combined Statements of Cash Flows for the period from January 1, 2007 through December 6, 2007 and for the years ended December 31, 2006 and 2005	F-49
Notes to Combined Financial Statements	F-50

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
FriendFinder Networks Inc.

We have audited the accompanying consolidated balance sheets of FriendFinder Networks Inc. and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders’ equity (deficiency), and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FriendFinder Networks Inc. and subsidiaries at December 31, 2007 and 2006 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note A, events of default have occurred under certain debt agreements allowing the noteholders to declare a default and to demand repayment of the notes. Accordingly, such debt has been classified as a current liability in the accompanying balance sheet as of December 31, 2007, resulting in a substantial working capital deficiency at such date. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Eisner LLP
New York, New York
December 22, 2008

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	December 31,
	2007	2006
ASSETS
Current assets:
Cash	$7,381	$2,998
Restricted cash	16,341	—
Accounts receivable, less allowance for doubtful accounts of $1,368 and $703, respectively	15,947	4,371
Inventories	1,715	1,456
Prepaid expenses	4,515	1,334
Deferred tax asset	20,927	—
Total current assets	66,826	10,159
Film costs, net	4,260	3,250
Property and equipment, net	22,320	1,903
Goodwill	344,682	14,613
Domain names	55,000	—
Trademarks	32,735	37,827
Other intangible assets, net	108,326	1,963
Unamortized debt issuance costs	4,204	34
Receivable from escrow fund	10,000	—
Other assets	1,515	1,021
	$649,868	$70,770

LIABILITIES
Current liabilities:
Long-term debt classified as current due to events of default, net of unamortized discount of $70,275	$417,310	$—
Current installment of long-term debt, net of unamortized discount of $503	497	—
Accounts payable	11,806	2,395
Accrued expenses and other liabilities	102,512	5,741
Deferred revenue	27,214	6,974
Total current liabilities	559,339	15,110
Deferred tax liability	67,269	13,240
Long-term debt, net of unamortized discount of $862 and $3,369, respectively	35,379	63,166
Total liabilities	661,987	91,516
Commitments and contingencies (Notes O and P)

STOCKHOLDERS’ DEFICIENCY
Preferred stock, $0.01 par value — authorized 250,000,000 and 100,000,000 shares in 2007 and 2006, respectively:
Series A Convertible Preferred Stock — authorized 50,000,000 shares; issued and outstanding 35,334,011 shares (liquidation preference $21,000)	353	353
Series B Convertible Preferred Stock — authorized 200,000,000 shares; issued and outstanding 168,897,005 shares in 2007 (liquidation preference $5,000)	1,689	—
Common stock, $0.01 par value — authorized 1,250,000,000 and 500,000,000 shares in 2007 and 2006, respectively:
Common stock voting — authorized 1,000,000,000 and 250,000,000 shares in 2007 and 2006, respectively; issued and outstanding 71,222,481 shares	712	712
Series B common stock non-voting — authorized 250,000,000 shares; issued and outstanding 36,796,500 shares	368	368
Capital in excess of par value	83,460	46,605
Accumulated deficit	(98,701)	(68,784)
Total stockholders’ deficiency	(12,119)	(20,746)
	$649,868	$70,770

See notes to consolidated financial statements

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Year Ended December 31,
	2007	2006	2005
Net revenue	$48,073	$29,965	$31,040
Cost of revenue	23,330	15,927	14,336

Gross profit	24,743	14,038	16,704

Operating expenses:
Product development	1,002	—	—
Selling and marketing	7,595	1,430	1,552
General and administrative	24,466	24,354	24,108
Depreciation and amortization	5,091	3,322	3,062
Impairment of goodwill	925	22,824	—
Impairment of other intangible assets	5,131	—	—

Total operating expenses	44,210	51,930	28,722

Loss from operations	(19,467)	(37,892)	(12,018)

Interest expense, net of interest income	(15,953)	(7,918)	(5,813)
Interest and penalties related to VAT	(1,592)	—	—
Loss on modification of debt	—	(3,799)	—
Foreign exchange gain	546	—	—
Other (expense) income, net	119	(332)	959

Loss before income tax benefit	(36,347)	(49,941)	(16,872)
Income tax benefit	(6,430)	—	—

Net loss	$(29,917)	$(49,941)	$(16,872)

Net loss per common share — basic and diluted	$(0.23)	$(0.45)	$(0.16)

Weighted average shares outstanding — basic and diluted	132,193	111,088	105,013

See notes to consolidated financial statements

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIENCY)
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(IN THOUSANDS, EXCEPT SHARE DATA)

	Preferred Stock				Common Stock
	Series A Convertible		Series B Convertible		Voting		Series B Non-Voting
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital in Excess of Par Value	Accumulated Deficit	Total
Balance at January 1, 2005					60,448,100	$605	39,551,900	$395	$16,840	$(1,971)	$15,869
Issuance of preferred stock and common stock warrants	25,238,000	$252							14,748		15,000
Transfer of Series B non-voting common stock to common stock					4,838,200	48	(4,838,200)	(48)			0
Stock options exercised					3,917,000	39	2,082,800	21	2,421		2,481
Warrants issued in connection with Senior Secured Notes									3,509		3,509
Preferred stock and warrant issuance costs									(825)		(825)
Net loss										(16,872)	(16,872)
Balance at December 31, 2005	25,238,000	252			69,203,300	692	36,796,500	368	36,693	(18,843)	19,162
Issuance of preferred stock	10,096,011	101							5,899		6,000
Common stock issued in connection with acquisition					2,019,181	20			1,200		1,220
Warrants issued in connection with Senior Secured Notes									2,536		2,536
Repricing of warrants									461		461
Preferred stock issuance costs									(184)		(184)
Net loss										(49,941)	(49,941)
Balance at December 31, 2006	35,334,011	353			71,222,481	712	36,796,500	368	46,605	(68,784)	(20,746)
Series B Convertible Preferred Stock issued			168,897,005	$1,689					3,311		5,000
Non-cash stock dividend on Series A Convertible Preferred Stock in connection with issuance of warrants									(447)		(447)
Distributions to warrant holders in connection with issuance of additional warrants									(886)		(886)
Warrants issued in connection with anti-dilutive adjustments									1,333		1,333
Warrants issued with notes which financed the Various, Inc. acquisition									30,120		30,120
Options granted by the Company’s principal stockholders to former stockholders of Various, Inc., net of related deferred tax of $2,282									3,424		3,424
Net loss										(29,917)	(29,917)
Balance at December 31, 2007	35,334,011	$353	168,897,005	$1,689	71,222,481	$712	36,796,500	$368	$83,460	$(98,701)	$(12,119)

See notes to consolidated financial statements

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Year Ended December 31,
	2007	2006	2005
Cash flows from operating activities:
Net loss	$(29,917)	$(49,941)	$(16,872)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Deferred income tax benefit	(6,430)	—	—
Impairment of intangibles	6,056	22,824	—
Loss on modification of debt	—	3,799	—
Depreciation and amortization	5,091	3,322	3,062
Amortization of film costs	2,217	305	77
Non-cash interest, including amortization of discount	10,635	4,021	600
Provision for doubtful accounts	505	424	221
Share-based compensation	—	—	2,480
Deferred rent	(108)	(107)	215
Loss on lease abandonment	—	643	—
Other	32	264	(233)
Changes in operating assets and liabilities, net of effects of acquisitions:
Restricted cash	153	—	—
Accounts receivable	(4,753)	(2,262)	(362)
Inventories	(259)	139	664
Prepaid expenses	3,547	(743)	1,073
Film costs	(3,227)	(1,803)	(905)
Other assets	(548)	416	(182)
Accounts payable	2,906	233	105
Accrued expenses and other liabilities	11,204	661	579
Deferred revenue	7,640	1,205	(388)
Net cash provided by (used in) operating activities	4,744	(16,600)	(9,866)
Cash flows from investing activities:
Cash paid for acquisitions, net of cash acquired	(139,296)	(2,571)	—
Cash paid into escrow in connection with acquisition	(10,000)	—	—
Purchases of property and equipment	(86)	(769)	(870)
Additions to trademarks	(42)	(117)	(3,880)
Other	102	43	357
Net cash used in investing activities	(149,322)	(3,414)	(4,393)
Cash flows from financing activities:
Issuance of Senior Secured Notes and warrants	—	5,000	33,000
Issuance of preferred stock	5,000	6,000	15,000
Repayment of loans payable	(322)	(1,083)	(11,827)
Issuance of first lien secured notes and warrants	148,486	—	—
Issuance of other long-term debt	—	917	539
Retirement of term notes	—	—	(8,513)
Exercise of common stock options	—	—	1
Offering costs—preferred stock and Senior Secured Notes	(4,203)	(265)	(2,571)
Net cash provided by financing activities	148,961	10,569	25,629
Net increase (decrease) in cash	4,383	(9,445)	11,370
Cash at beginning of period	2,998	12,443	1,073
Cash at end of period	$7,381	$2,998	$12,443
Supplemental disclosures of cash flow information:
Interest paid	—	$1,739	$3,879
Non-cash items:
Notes and warrants issued to sellers in connection with acquisition of Various, Inc.	$264,000	—	—
Issuance of note and warrants for payment of debt issuance costs	$907	—	—
Financing of asset purchase	—	—	$46
Common stock issued in connection with acquisition	—	$1,220	—

See notes to consolidated financial statements

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A — DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

On July 1, 2008, Penthouse Media Group Inc. changed its name to FriendFinder Networks Inc. (“FriendFinder”). FriendFinder together with its subsidiaries (hereinafter referred to as the “Company”) is an international multimedia company that operates interactive social networking and other adult websites and is also engaged in entertainment activities consisting of publishing, licensing and studio production and distribution. The Company publishes PENTHOUSE magazine and four other adult-oriented publications. Additionally, the Company licenses the PENTHOUSE name for international publication of adult magazines and for use on various products and provides various adult-oriented multimedia entertainment products and services, including DVD and VHS videos, pay-per-view programming and telephone services.

Since emerging from bankruptcy protection in October 2004, the Company has incurred substantial net losses and used substantial amounts of cash in its operating activities. In addition, at December 31, 2007, the Company has both working capital and stockholders’ deficiencies. On December 6, 2007, FriendFinder acquired Various, Inc. (“Various”), an operator of interactive multimedia websites, which, after debt service related to the loans used to finance the acquisition and restrictions related to the funds available to be transferred to FriendFinder, management expects will provide the cash flow necessary to fund FriendFinder’s operations (see Notes C and J).

As described in Note J, events of default have occurred with respect to the secured notes issued to finance the acquisition allowing the noteholders and, as a result of cross-default provisions, holders of subordinated convertible notes issued in connection with the acquisition and FriendFinder’s existing Senior Secured Notes to declare a default and demand repayment of the notes. Accordingly, such debt has been classified as current obligations in the accompanying balance sheet as of December 31, 2007.

The above conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management has held discussions with the noteholders, and is attempting to obtain waivers of, or obtain modifications of debt agreements that would cure, such events of default. Further, the Company is attempting to obtain funds through the sale of common stock in an initial public offering and use the net proceeds to repay its debt. However, there can be no assurance that the events of default will be waived or cured or that the public offering will be successful. Continuation of the Company as a going concern is dependent upon the retirement of debt through successful completion of the public offering, or if not successful, finding alternative sources of financing to repay such debt in the event the noteholders demand repayment. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that may result from this outcome of the uncertainty.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.	Principles of consolidation:

The consolidated financial statements include the accounts of FriendFinder and its subsidiaries, all of which are wholly owned. Intercompany accounts and transactions have been eliminated in consolidation. The accounts of Various are included in the 2007 consolidated financial statements from its date of acquisition in December 2007.

2.	Reclassifications:

Certain amounts have been reclassified in the 2006 and 2005 consolidated financial statements to conform to the current year presentation.

3.	Cash and cash equivalents:

Cash and cash equivalents include all cash balances and highly liquid investments having original maturities of three months or less when purchased. As of December 31, 2007 and 2006, there were no cash equivalents.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

4.	Restricted cash:

The credit card processors used by Various regularly withhold deposits and maintain balances which are recorded as restricted cash.

5.	Accounts receivable:

Accounts receivable at December 31, 2007 is principally comprised of credit card payments owed to Various for membership fees, which are pending collection from the credit card processors. An allowance for doubtful accounts is estimated based on past experience. In addition, an estimated liability is recorded by Various based on historical trends of chargeback levels and credits. The chargeback and credit liability as of December 31, 2007, which is included in accrued expenses and other liabilities, was approximately $463,000. Chargebacks and credits charged to revenue since the date of acquisition were approximately $866,000.

6.	Inventories:

Inventories, which consist principally of paper and printing costs, are valued at the lower of cost (first-in, first-out method) or market.

7.	Property and equipment:

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. Computer hardware and software are depreciated over three years and leasehold improvements are amortized over the shorter of the life of the lease or the estimated useful life of the improvements.

8.	Software costs:

Costs related to developing or obtaining internal-use software are expensed as incurred or capitalized into property and equipment in accordance with Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” SOP 98-1 requires that costs incurred in the preliminary project and post-implementation stages of an internal use software project be expensed as incurred and that certain costs incurred in the application development stage of a project be capitalized.

Internal-use software acquired in the acquisition of Various, which was valued at $17,300,000, is included in property and equipment and is being amortized over an estimated useful life of three years.

In accordance with Emerging Issues Task Force (“EITF”) 00-2, “Accounting for Website Development Costs,” the Company expenses costs related to the planning and operating stages of the website. Direct costs incurred in the development stage are capitalized. Costs associated with minor enhancements and maintenance for the website are included in expenses as incurred.

9.	Film costs:

Film costs consist of direct costs of production of adult entertainment video content. Such costs are being amortized using the straight-line method over thirty-six months, which represents the estimated period during which substantially all revenue from the content will be realized. Film cost amortization is included in cost of revenue.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

10.	Goodwill, trademarks and other intangibles:

Goodwill and trademarks, which are deemed to have an indefinite useful life, were recorded in connection with the adoption of fresh start reporting upon the Company’s emergence from bankruptcy proceedings. Additionally, goodwill was recorded in connection with the acquisition of Various and other business combinations, representing the excess of the purchase price over the fair value of the identifiable net assets acquired. These assets, together with domain names that were recorded in the Various acquisition and were also deemed to have an indefinite useful life, are not amortized, but are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test for indefinite-lived trademarks and domain names consists of a comparison of their fair value with their carrying amount. See Notes G and H with respect to impairment of goodwill and trademarks, respectively.

Other intangible assets are deemed to have finite useful lives and are amortized over periods ranging from two to six years. The Company evaluates the recoverability of such assets by comparing their carrying amount to the expected future undiscounted cash flows to be generated from such assets when events or circumstances indicate that impairment may have occurred. If the carrying amount exceeds such cash flow, an impairment loss would be recognized to the extent such carrying amount exceeds the fair value of the impaired assets based upon their discounted future cash flows.

11.	Revenue recognition:

a)	Internet:

Revenues from subscription fees are recognized ratably over the subscription period, including periods for which no additional amounts are charged, beginning when there is persuasive evidence of an arrangement, delivery has occurred (access has been granted) and the fees are fixed and determinable. Collection is reasonably assured as subscribers pay in advance, primarily by using a credit card, and all purchases are final and nonrefundable. Fees collected in advance are deferred and recognized as revenue using the straight-line method over the term of the subscription, which ranges from one to eighteen months.

Revenues on a pay-by-usage basis are recognized when access has been granted. Revenues for banner advertising on websites are recognized ratably over the period that the advertising appears. Revenues from the shipment of products from online stores are recognized when the products are shipped.

The Company estimates the amount of chargebacks that will occur in future periods to offset current revenue. The Company’s revenue is primarily collected through online credit card transactions. As such, the Company is subject to chargebacks by consumers generally up to 90 days subsequent to the original sale date. The Company accrues chargebacks based on historical trends relative to sales levels by website.

b)	Entertainment:

Revenues from the sale of magazines at newsstands are recognized on the on-sale date of each issue based on an estimate of the total sell through, net of estimated returns. The amount of estimated revenue is adjusted in subsequent periods as sales and returns information becomes available. Revenues from the sale of magazine subscriptions are recognized ratably over their respective terms.

The unrecognized portion of magazine subscriptions is shown as deferred revenue. Revenues from advertising in magazines are recognized on the on-sale date of each issue in which the advertising is included.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

11.	Revenue recognition: (Continued)

b) Entertainment: (Continued)

Revenues from the sale of DVDs and videocassettes are recognized when products are shipped. Revenues from subscription fees for television programming channels are recognized ratably over the subscription period. Revenues from pay-per-view broadcasts are recognized when the films are aired. Revenues from pay-per-call services are recognized in the period in which the calls are made.

Revenues from the licensing of the PENTHOUSE name for use (i) in the publication of magazines in foreign countries and the sale of consumer products are recognized in the period of sale as reported by the licensee and (ii) in connection with licensed nightclubs are recognized ratably over the term of the license agreement for up-front payments and in the period of sale as reported by the licensee on food, beverages and other sales.

12.	Cost of revenue:

Cost of internet revenue includes commissions paid to websites having direct links to the Company’s websites resulting in new subscribers and costs for online models and studios.

Publishing costs include the costs of printing and distributing of magazines. Shipping and handling costs are also included and amounted to approximately $3,336,000, $3,102,000 and $2,728,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Studio costs principally consist of costs of production of videos containing adult entertainment video content. Such costs are being amortized using the straight-line method over thirty-six months, which represents the estimated period during which substantially all revenue from the content is realized.

13.	Product development:

Costs related to the planning and post-implementation stages of the Company’s website development efforts are recorded as product development expense. Direct costs incurred in the development stage are capitalized and amortized over the website’s estimated useful life of three years as charges to cost of revenue.

14.	Retail display allowances:

Payments made to retail outlets as an incentive to carry and sell the Company’s publications are recognized as a reduction of revenue on the on-sale date of such issue.

15.	Advertising:

Advertising costs are expensed as incurred. For the years ended December 31, 2007, 2006 and 2005, the Company incurred advertising costs, included in selling and marketing expense, amounting to approximately $3,758,000, $156,000, and $93,000, respectively. Costs for 2007 include payments to internet search engines for key words searches to generate traffic to the Company’s websites.

16.	Loyalty program:

Various operates a point-based loyalty program designed to increase participation in its assorted membership activities. These points are earned through activities such as, but not limited to, participating in sponsored blogs and online magazines, as well as by increasing the uniqueness of a member profile through the addition of photographs and other assorted items. Points may be redeemed for other membership services such as upgraded

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

16.	Loyalty program: (Continued)

memberships or highlighting of member profiles in online searches. As the incremental cost of providing these additional membership services is minimal, no liabilities are recorded in connection with point redemptions.

17.	Stock-based compensation:

In December 2004, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). SFAS 123R covers a wide range of share-based compensation arrangements and requires that the compensation cost related to these types of payment transactions, including stock options, be recognized in the financial statements. Cost is measured based on the fair value of the equity instrument issued at the date of grant and is expensed over the vesting period.

The Company adopted SFAS 123R effective January 1, 2006, as required, using the modified prospective application method. Under such method, SFAS 123R applies to all awards granted, modified, repurchased or cancelled by the Company since January 1, 2006 and to unvested awards at the date of adoption. The adoption of SFAS 123R did not have any impact on the Company’s results of operations as there were no unvested awards at the date of adoption and there has been no stock option activity during the years ended December 31, 2007 and 2006.

Prior to adoption of SFAS 123R, the Company accounted for stock options using the intrinsic-value method prescribed by APB 25 and related interpretations. Under this method, compensation expense is recorded only if the fair value of the underlying stock on the date of grant exceeded the exercise price of the option.

18.	Income taxes:

The Company accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes.” SFAS No. 109 requires that the Company recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are recorded for net operating loss carryforwards and for the difference between the tax bases of assets and liabilities and their respective financial reporting amounts at enacted tax rates in effect for the years in which the temporary differences are expected to reverse. A valuation allowance is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realized in future periods.

19.	Value Added Taxes:

Value added taxes are presented on a net basis and are excluded from revenue.

20.	Foreign Currency Transactions:

Revenue derived from international websites is paid in advance primarily with credit cards and is denominated in local currencies. Substantially all such currencies are converted into U.S. dollars on the dates of the transactions at rates of exchange in effect on such dates and remitted to the Company. Accordingly, foreign currency revenue is recorded based on the U.S. dollars received by the Company. Accounts receivable due from, and restricted cash held by, foreign credit card processors and VAT liabilities denominated in foreign currencies are translated into U.S. dollars using current exchange rates in effect as of the balance sheet date. Gains and losses resulting from transactions denominated in foreign currencies are recorded in the statement of operations.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

21.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

22.	Concentration of credit risk:

The Company’s cash, cash equivalents, and accounts receivable are potentially subject to concentrations of credit risk. Cash and cash equivalents are placed with financial institutions that management believes are of high credit quality. The Company’s accounts receivable are derived from revenue earned from customers located in the U.S. and internationally. At December 31, 2007, accounts receivable balances are due principally from credit card processors and are settled upon processing of credit card transactions. As of such date, one credit card processor accounted for 62% of accounts receivable. During the years ended December 31, 2007, 2006 and 2005, no customers accounted for more than 10% of net revenue.

23.	Fair value of financial instruments:

The carrying amounts of cash, receivables and payables approximate their fair values due to the short-term nature of these financial instruments. The carrying amount of long-term debt classified as current due to events of default ($379,152,000) issued in connection with the acquisition of Various in December 2007, which consists of both variable and fixed term debt, is considered to approximate its fair value at December 31, 2007. As of December 31, 2007, the estimated fair value of the balance of long-term debt, all of which bears interest at fixed rates, was $73,538,184 compared to its carrying value of $74,034,953 (of which $41,793,000 is classified as current due to events of default). As of December 31, 2006, the estimated fair value of long-term debt, all of which bears interest at fixed rates was $66,136,415 compared to its carrying value of $63,166,000. The fair value is estimated by discounting the projected cash flows using the rates at which similar amounts of debt could be borrowed at such date.

24.	Per share data:

Basic and diluted loss per share is based on the weighted average number of shares of outstanding common stock and Series B common stock including shares underlying common stock purchase warrants which are exercisable at the nominal price of $0.00001 per share. In computing diluted loss per share, no effect has been given to the common shares issuable upon conversion or exercise of the following anti-dilutive securities (in thousands):

	December 31,
	2007	2006	2005
Series A Convertible Preferred Stock	35,334	35,334	35,334
Series B Convertible Preferred Stock	168,897	—	—
Warrants	9,780	9,780	14,646
Total common shares issuable	214,011	45,114	49,980

No shares are included in the above table with respect to the conversion of the Subordinated Convertible Notes as the number of shares is based upon an IPO price which is not presently determinable. In addition, the number of shares issuable upon conversion is dependent upon whether the conversion option is exercised by the noteholder or the Company. (See Note J(b))

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

25.	New accounting pronouncements:

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. On February 12, 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-2 which delays the effective date of SFAS No. 157 for fair value measurements for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is at least annually). The FSP defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact, if any, of the adoption of this statement on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company does not presently anticipate electing to apply the provisions of SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations.” SFAS No.141(R) establishes principles and requirements for how an acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in a business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. Adoption of SFAS No. 141(R) is required for combinations after December 15, 2008. Early adoption and retroactive application of SFAS No. 141(R) to fiscal years preceding the effective date are not permitted. The impact, if any, the implementation of SFAS No. 141(R) will have on the financial statements is dependent on future acquisitions.

NOTE C — ACQUISITIONS

1.	Acquisition of Various:

On December 6, 2007, pursuant to a stock purchase agreement, Interactive Network, Inc. (“INI”), a newly-formed wholly owned subsidiary of FriendFinder, purchased all of the stock of Various and certain affiliated companies. Various and affiliates are engaged in the operation of social networking services and other interactive websites, online photo-sharing and storage, online publishing and broadcast of user-generated media content and adult materials and online adult retail services. The purchase price of approximately $401 million paid to the sellers consisted of approximately $137 million in cash and notes valued at approximately $248 million, together with related warrants to acquire approximately 57.5 million shares of common stock, valued at approximately $16 million (see Notes J(a), (b) and (c)). The purchase price gives effect to a $61 million reduction attributable to a post-closing working capital adjustment that resulted in a $51 million reduction in the value of notes issued and a $10 million reduction in cash paid which is being held in escrow. In addition, legal and other acquisition costs totaling approximately $4 million were incurred. The cash portion of the purchase price was obtained through issuance of notes and warrants, including approximately $110 million from the Company’s stockholders (see Note J).

The working capital adjustment has been computed by the Company and will be submitted within ten days from the date of the issuance of the Company’s consolidated financial statements for the year ended December 31, 2007. Any objection to the Company’s computation must be submitted by the former stockholders of Various no later than 45 days after the submission of the working capital adjustment by the Company. In the

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C — ACQUISITIONS (Continued)

1.	Acquisition of Various: (Continued)

event of a disagreement, the dispute is required to be settled through binding resolution by an accounting firm mutually acceptable to the Company and the former stockholders of Various.

The acquisition was made due to Various’ strategic fit, enabling the Company to enter a new line of business, its dominant position on the web, and ability to leverage its technological strength. The combination of these factors contributed to the excess of purchase price paid over the fair value of identifiable net assets acquired (“goodwill”).

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

Current assets (including cash of $2,132)	$30,065
Property and equipment	22,033
Other assets	122
Identifiable intangible assets	165,200
Goodwill	330,994

Total assets acquired	548,414

Liability related to VAT (see Note I)	78,090
Other current liabilities (including deferred revenue of $12,600)	27,307
Deferred tax liability	37,247

Total liabilities assumed	142,644

Net assets acquired	$405,770

Of the $165.2 million of acquired identifiable intangible assets, $55.0 million was assigned to domain names, $23.5 million was assigned to customer lists, $76.1 million was assigned to service and studio contracts and $10.6 million was assigned to non-compete agreements. Domain names, which have an indefinite life, are not subject to amortization. The remaining acquired intangible assets have a weighted-average useful life of approximately 3.9 years (see Note H). The goodwill was assigned to the internet segment.

An election under Section 338(h)(10) of the Internal Revenue Code was not made by September 15, 2008, the deadline for making the election. Such election treats the acquisition of stock as an acquisition of assets and, accordingly, would result in the tax basis of the assets acquired being increased to reflect the purchase price of Various stock. As a result of no election having been made, no portion of the goodwill will be deductible for tax purposes. The deferred tax liability shown in the above table reflects no such election having been made and primarily relates to the excess of the financial statement basis over the tax basis of the identifiable intangible assets and property and equipment net of a deferred tax asset related to the VAT liability (see Note M).

The following unaudited pro forma financial information presents the combined results of the Company and Various as if the acquisition had occurred as of January 1 for each of the fiscal years shown below (in thousands):

	2007	2006
Net revenue	307,493	283,349
Net loss	(79,033)	(86,936)

The pro forma results give effect to increased depreciation and amortization and decreased revenue to reflect the purchase price allocation and also give effect to interest (approximately $67 million) on debt incurred to finance the acquisition in addition to a related deferred tax benefit. Such results are not necessarily indicative of what actually would have occurred had the acquisition been made as of such dates and is not indicative of future period results. The pro forma net loss for the year ended December 31, 2007 includes approximately $7.0 million of bonuses paid to Various employees relating to the acquisition.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C — ACQUISITIONS (Continued)

2.	Acquisition of Video Bliss Inc. and Danni Ashe, Inc.:

On October 20, 2006, the Company purchased the stock of Video Bliss Inc. (“VBI”) and Danni Ashe, Inc. (“DAI”), adult video and internet production companies, for $1,416,000 in cash and 2,523,977 shares of the Company’s common stock valued at $1,500,000 ($0.5943 per share). Of the total consideration, $1,116,000 in cash and 2,019,181 common shares valued at $1,220,000 were paid at closing; 50% of the remaining $300,000 in cash and 504,796 common shares will be paid when the six continuous months aggregate revenue for the VBI and the DAI subsidiaries subsequent to the closing date reach $3,100,000; the remaining 50% will be paid on the attainment of continuous six months aggregate revenue of $3,300,000. As of December 31, 2007, the revenue targets had not been attained. The obligation to make earn-out payments terminates on December 31, 2009. Such contingent consideration aggregating $580,000 will be recorded as additional purchase price if and when the revenue targets are attained.

The non-contingent portion of the purchase price was allocated as follows (in thousands):

Cash	$265
Other current assets	510
Property and equipment	200
Other assets	136
Goodwill	2,169

Total assets acquired	3,280

Current liabilities	(490)
Notes payable	(454)

Total liabilities assumed	(944)

Net assets acquired	$2,336

The $2,169 of goodwill, none of which is deductible for tax purposes, was assigned to the internet segment.

The following unaudited pro forma financial information presents the combined results of the Company, VBI and DAI as if the acquisitions had occurred as of January 1 for each of the fiscal years shown below (in thousands):

	2007	2006
Net revenue	$34,368	$36,450
Net loss	$(50,191)	$(16,417)

3.	Acquisition of Jill Kelly Productions:

On September 11, 2006, the Company acquired assets for $1,720,000 in cash and $100,000 in assumed liabilities from the debtor estate of Jill Kelly Productions Inc., an adult entertainment production company which had ceased operations and was being liquidated in bankruptcy proceedings. The purchase price was allocated to accounts receivable ($277,000), DVD and a content library ($770,000), property and equipment ($43,000) and trademarks ($730,000). This transaction was accounted for as a purchase of assets.

NOTE D — INVENTORY

The components of inventory were as follows (in thousands):

	December 31,
	2007	2006
Paper and printing costs	$1,249	$1,179
Editorials and pictorials	466	277
	$1,715	$1,456

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E — FILM COSTS

Film costs activity consists of the following (in thousands):

	Year Ended December 31,
	2007	2006	2005
Opening balance	$3,250	$982	$154
Content produced	3,227	1,803	905
Acquired library	—	770	—
Amortization	(2,217)	(305)	(77)
Ending balance	$4,260	$3,250	$982

Substantially all of the capitalized film costs at December 31, 2007 and 2006 represent completed and released content. Management estimates that amortization charges for the completed and released content will be $1,847,000, $1,426,000, $486,000 and $501,000 for the years ending December 31, 2008, 2009, 2010 and 2011, respectively.

NOTE F — PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	December 31,
	2007	2006
Property and equipment:
Leasehold improvements	$144	$140
Computer hardware and software	24,308	2,646
	24,452	2,786
Less accumulated depreciation and amortization	2,132	883
	$22,320	$1,903

Depreciation and amortization expense amounted to approximately $1,254,000, $696,000 and $434,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE G — GOODWILL

Changes in the carrying amount of goodwill by segment for the years ended December 31, 2007 and 2006 are as follows (in thousands):

	Internet	Entertainment	Total
Balance as of January 1, 2006	$8,777	$26,491	$35,268
Acquisition of VBI and DAI	2,169	—	2,169
Impairment	—	(22,824)	(22,824)
Balance as of December 31, 2006	10,946	3,667	14,613
Acquisition of Various	330,994	—	330,994
Impairment	—	(925)	(925)
Balance as of December 31, 2007	$341,940	$2,742	$344,682

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE G — GOODWILL (Continued)

Impairment of goodwill is required to be tested at least annually. Impairment is tested by comparing the fair values of the applicable reporting units with the carrying amount of their net assets, including goodwill. If the carrying amount of the reporting unit’s net assets exceeds the unit’s fair value, an impairment loss would be recognized in an amount equal to the excess of the carrying amount of goodwill over its implied fair value. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination with the fair value of the reporting unit deemed to be the purchase price paid.

The fair value of each reporting unit was determined at December 31, 2007 and 2006 by weighting a combination of the present value of the Company’s discounted anticipated future operating cash flows and values based on market multiples of revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”) of comparable companies. Such valuations resulted in the Company recording a goodwill impairment loss of approximately $0.9 million and $23.0 million for the years ended December 31, 2007 and 2006, respectively. Such losses were attributable to downward revisions of earnings forecasted for future years and an increase in the discount rate due to operating results that were worse than anticipated.

NOTE H — INTANGIBLE ASSETS

Other intangible assets consist of the following (in thousands):

	December 31,
	2007		2006
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization	Estimated Useful Lives (Years)
Amortizable intangible assets:
Non-compete agreements	$10,600	$231	$—	$—	3
Customer lists	28,540	5,835	5,040	3,780	2–4
Service contracts	72,800	804	—	—	3–5
Studio contracts	3,300	44	—	—	4
Other	2,840	2,840	2,840	2,137	3
	$118,080	$9,754	$7,880	$5,917

For the years ended December 31, 2007, 2006 and 2005, aggregate amortization expense amounted to $3,837,000, $2,626,000 and $2,627,000, respectively. Estimated amortization expense for the next five years is as follows: $30,580,000 (2008), $29,662,000 (2009), $19,017,000 (2010), $15,580,000 (2011), and $13,487,000 (2012).

For the year ended December 31, 2007, a trademark impairment loss of $5,131,000 was recognized, which relates to the licensing segment. Such loss, which is included in impairment of intangible assets in the 2007 consolidated statement of operations, resulted due to the estimated fair value of the trademarks being less than their carrying value. The fair value of trademarks related to publishing is estimated based on an income approach using the relief-from-royalty method. This methodology assumes that, in lieu of ownership, a firm would be willing to pay a royalty in order to exploit the related benefits of these types of assets. This approach is dependent on a number of factors, including estimates of future growth and trends, royalty rates in the category of intellectual property, discount rates and other variables. The fair value of trademarks related to licensing is based on an income approach using the present value of discounted anticipated operating cash flows. The Company bases its fair value estimates on assumptions it believes to be reasonable, but which are unpredictable and inherently uncertain. The impairment of trademarks mainly resulted from declines in projected operating results and cash flows related to publishing and licensing.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I — ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following (in thousands):

	December 31,
	2007	2006
Accrued liability related to VAT	$81,002	$—
Chargeback reserve	463	—
Compensation and benefits	1,866	—
Accrued marketing	1,700	—
Legal and related expenses	4,819	245
Accrued interest	5,190	2,990
Accrued commissions to third party websites	3,272	—
Other	4,200	2,506
	$102,512	$5,741

Effective July 1, 2003, as a result of a change in the law in the European Union, Various was required to collect value added tax (“VAT”) from customers in connection with their use of internet services in the European Union provided by Various and remit the VAT to the taxing authorities in the various European Union countries. As Various did not separately charge its customers for, or remit, the VAT, a liability has been recorded at the date of acquisition to reflect the estimated VAT which should have been collected and remitted on Various’ revenues derived from the various European Union countries since July 1, 2003 or other local implementation date. In addition, a liability has been recorded at the date of acquisition for interest and penalties related to the unremitted VAT and failure to file tax returns. The aggregate liability recorded at the date of acquisition amounted to $78,090,000 (see Note C). As of December 31, 2007, the aggregate liability, which is denominated in pounds and Euros, amounted to $81,002,513, which includes VAT ($41,985,222), interest ($7,608,609) and penalties ($31,408,682). The consolidated statement of operations for the year ended December 31, 2007, includes a foreign currency transaction gain of $545,000 related to the liability, VAT of $1,865,000 (offset against net revenue) and interest and penalties related to VAT of $1,592,000.

Various has been notified that the German tax authorities and the Office of the District Attorney in Bonn have been investigating Various’ former Chief Executive Officer for alleged intentional evasion of VAT on revenues collected from customers located in Germany commencing in 2003. Various has also learned that German authorities are investigating a current officer of Various in connection with the VAT matter. In connection therewith, on April 18, 2008, a court in Germany granted authorities a search and seizure order that allowed them to seize documents from Various’ office located in Germany in order to determine the amount of revenue subject to VAT. In addition, the German court also issued an order authorizing the freezing of Various’ funds, in the amount of e610,343 ($898,000), held by Various’ credit card processors located in the Netherlands and Germany to secure the VAT estimated by the tax authorities to be due from Various from revenue from internet websites in Germany.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J — LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

	December 31,
	2007		2006
	Principal	Unamortized Discount	Principal	Unamortized Discount
Debt issued by INI in connection with the acquisition of Various:
First Lien Senior Secured Notes due 2009–2011, including principal of $103,338 ($90,554 net of discount) issued to selling stockholders (a)	$257,338	$36,378	$—	$—
Second Lien Subordinated Secured Notes due 2011 issued to former stockholders of Various (a)	80,000	6,492	—	—
Subordinated Convertible Notes due 2011 issued to selling stockholders (b)	105,720	24,672	—	—
Other (c)	5,000	1,365
Senior Secured Notes of FriendFinder due 2010 (d)	44,530	2,733	38,000	3,369
Subordinated Term Notes of FriendFinder due 2011 (e)	32,238	—	28,535	—
	$524,826	$71,640	$66,535	$3,369
Less unamortized discount	(71,640)		(3,369)
Long-term debt classified as current due to events of default, net of unamortized discount of $70,275	(417,310)		—
Less current installment of long-term debt, net of unamortized discount of $503	(497)		—
	$35,379		$63,166

(a)	The First Lien Senior Secured Notes (“First Lien Notes”), of which approximately $110,000,000 principal amount were issued to the Company’s stockholders including $10,000,000 to entities controlled by certain officers and directors, were issued with an original issue discount of $7,720,000 or approximately 3.0%, mature on June 11, 2011, and accrue interest at a rate per annum equal to the sum of the greater of three month LIBOR (4.7% at December 31, 2007) or 4.5%, plus 8.0%. Interest on the notes is payable quarterly on March 31, June 30, September 30 and December 31 of each year beginning March 31, 2008. Principal on the First Lien Notes is payable quarterly to the extent of 90% of Excess Cash Flow, as defined, subject to minimum amounts. Minimum principal amortization is payable as follows (in thousands): $25,734 (2009), $38,601 (2010), and $193,003 (2011).

The First Lien Notes are guaranteed by Various and its subsidiaries and are collateralized by a first priority lien on all of their assets as well as a pledge of the Various stock and a lien on any rights to indemnification and other rights under the purchase agreement with the former stockholders of Various. In addition, FriendFinder and each of FriendFinder’s subsidiaries guaranteed INI’s obligations under the notes. The guarantees are collateralized by the assets of the guarantors; however, such security interest is subordinate to the security interest of holders of FriendFinder’s Senior Notes.

The First Lien Notes are redeemable at the option of INI, in whole but not in part, at 107% of principal through December 2008 and at declining premiums thereafter through December 2010 and at principal thereafter

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J — LONG-TERM DEBT (Continued)

through maturity on June 30, 2011, plus accrued and unpaid interest. In the event of an Initial Public Offering (“IPO”), at least 50% of the net proceeds must be used to redeem the First Lien Notes at 115% of principal plus accrued and unpaid interest. In addition, note holders have the option of requiring INI to repay the First Lien Notes in full upon a Liquidity Event (defined as liquidation, winding up, change of control (other than an IPO), merger, or a sale of all or substantially all of the assets of INI or of FriendFinder).

The Second Lien Subordinated Secured Notes (“Second Lien Notes”) mature on December 6, 2011, bear interest at 15% payable quarterly in cash, are guaranteed by Various and its subsidiaries and are collateralized by a second-priority lien on all of their assets and a pledge of the Various stock. The notes are also guaranteed by FriendFinder and its subsidiaries which guarantees are collateralized by the assets of the guarantors; however, such security interest is subordinate to those holders of FriendFinder’s Senior Notes and the First Lien Notes. The Second Lien Notes are redeemable, at the option of INI, in whole or in part, at 100% of principal plus accrued and unpaid interest. Upon the payment in full of the First Lien Notes, principal on the Second Lien Notes is payable quarterly to the extent of 90% of Excess Cash Flow, as defined. In addition, the Second Lien Notes are payable out of a portion of the net proceeds of an IPO or upon a Liquidity Event.

The First and Second Lien Notes require INI and its subsidiaries to maintain specified levels of EBITDA and other financial ratios and limits their capital expenditures and indebtedness. In addition, the First and Second Lien Notes provide that INI can distribute to FriendFinder up to 10% of INI’s Excess Cash Flow, as defined, each quarter for the purpose of making interest payments on FriendFinder’s Senior Notes provided no defaults exist or would result therefrom. INI may also distribute to FriendFinder not more than $6 million ($5 million of which is to be used for general corporate purposes) during the first quarter of fiscal 2008 and an additional $3 million during fiscal 2008, at the rate of $1 million each subsequent quarter, which shall be limited to actual fees and expenses of third parties incurred in connection with an IPO.

FriendFinder issued to the purchasers of the First and Second Lien Notes, detachable warrants to purchase 84,212,295 and 23,759,593 shares of FriendFinder’s common stock, respectively, at an exercise price of $0.00001 per share. The warrants expire in December 2017, or, if earlier, upon the consummation of an underwritten public offering of FriendFinder common stock. The warrants were valued at $0.28 each. The aggregate warrant value of $30,120,000, which was credited to capital in excess of par value, was recorded as a discount of $23,492,000 on the First Lien Notes and $6,628,000 on the Second Lien Notes and is being amortized as interest expense (by use of the interest method) over the term of the respective notes. FriendFinder has granted the holders of the warrants piggyback and up to three demand registration rights to register the shares of common stock issuable upon exercise of the warrants.

Certain principal stockholders of the Company granted to former owners of Various in connection with their holdings of First Lien Notes fully vested options to purchase 20,381,276 shares of the Company’s common stock owned by the principal stockholders at an exercise price of $0.01 per share. The options are exercisable at any time until the consummation of a Qualified IPO, as defined. The fair value of the options, amounting to $5,706,000, has been credited to capital in excess of par value and recorded as a discount on the First Lien Notes. In addition, a related deferred tax liability of $2,282,000, resulting from the difference between the carrying value of the notes and their tax basis attributable to recording of the discount, has been charged to capital in excess of par value.

As of December 31, 2007, events of default have occurred with respect to the First and Second Lien Notes relating to certain representations and warranties having been materially incorrect when made. In addition, during 2008, the Company has not performed or complied with certain conditions, covenants and agreements, including a financial covenant to achieve a minimum consolidated annualized EBITDA and other affirmative and negative covenants during each of the quarters ended March 31, June 30, and September 30, 2008. As a result, noteholders holding 51% of the outstanding principal balance of First Lien Notes other than those held by the former stockholders of Various and holders of 51% of the outstanding principal balance of the

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J — LONG-TERM DEBT (Continued)

Second Lien Notes may declare a default and demand repayment of the notes, in which event the majority of the notes will be accelerated. Accordingly, the First Lien and Second Lien Notes have been classified as current obligations on the accompanying balance sheet at December 31, 2007.

(b)	The Subordinated Convertible Notes (“Convertible Notes”) mature on December 6, 2011 and bear interest at 6% which may be paid in additional Convertible Notes at INI’s option. The notes have been recorded at estimated fair value at the date of issuance, resulting in an effective interest rate of approximately 13% and discount of $24,977,000, which is being amortized as interest expense (by use of the interest method) over the term of the notes. The notes are the unsecured obligation of INI and are guaranteed by FriendFinder. The notes are subordinate in right of payment to the First and Second Lien Notes. The guarantee is subordinate to the prior payment of FriendFinder’s Senior Notes and the guarantee of the First and Second Lien Notes and pari passu in right of payment with FriendFinder’s Subordinated Term Notes. The notes which had an original principal amount of $170,000,000 are subject to reduction to the extent certain post-closing bonuses of up to $3.5 million are paid by Various over a three-year period and for a post-closing working capital adjustment. The post-closing working capital adjustment determined by the Company resulted in an indemnity claim which has been reflected as a reduction of $64,279,357 in the principal amount of the notes and a $10,000,000 receivable from an escrow fund set up in connection with the acquisition (see the last paragraph of Note P).

Until the First and Second Lien Notes and FriendFinder’s Senior Notes are repaid in full, no payments of principal or interest (other than interest payable through issuance of additional notes) may be made on the Convertible Notes. Thereafter, the Convertible Notes may be prepaid at the option of INI, in whole or in part, at 100% of principal plus accrued and unpaid interest and are convertible into shares of FriendFinder’s common stock, in whole or in part, at either the holder’s or the Company’s option, at any time after the later to occur of (i) the one-year anniversary of the date of their issuance and (ii) the consummation of an IPO. The conversion price will be the per share offering price in the IPO. If converted at the holder’s option, the aggregate number of shares issuable upon the conversion of the notes will be the number of shares not to exceed 17% of the fully diluted equity of FriendFinder calculated at the time of the first such conversion. FriendFinder has granted the holders of the Convertible Notes piggyback and up to two demand registration rights to register the shares of common stock issuable upon conversion of the notes.

As described in (a) above, as of December 31, 2007, events of default existed under the First and Second Lien Notes issued by INI which could result in the potential acceleration of the maturity of such notes. In such event, the maturity of the Convertible Notes would also be accelerated pursuant to cross-default provisions. Accordingly, the Convertible Notes have been classified as a current liability in the accompanying balance sheet as of December 31, 2007.

(c)	In connection with the acquisition of Various, INI issued a non-interest bearing obligation with a principal balance of $5.0 million to a former owner, payable $1.0 million in 2008, $1.0 million in 2009 and $3.0 million in 2010. The obligation was recorded at a present value of $3.6 million using a discount rate of 15%.

For the period from date of acquisition through December 31, 2007, interest expense, including amortization of discount, related to the debt issued in connection with the acquisition of Various amounted to approximately $4,800,000.

(d)	On August 17, 2005, the Company issued $33,000,000 of 11% Senior Secured Notes due July 31, 2010 (“Notes”). Interest on the Notes, which was increased to 15% effective December 6, 2007, is payable quarterly. The Notes are collateralized by a first-priority security interest in all of the Company’s assets, other than those of INI and its subsidiaries for which a third-priority security interest has been granted. The Notes are redeemable by the Company, in whole or in part, at 103% of principal through August 17, 2008, 101.5% of principal thereafter through August 17, 2009, and 100% of principal thereafter through maturity, plus accrued and unpaid interest.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J — LONG-TERM DEBT (Continued)

As part of the above transaction, 11,777,800 shares of Series A Convertible Preferred Stock were issued to the noteholders for a total cash consideration of $7,000,000, or approximately $0.59 per share.

In conjunction with the issuance of the Notes and Series A Convertible Preferred Stock, warrants to purchase 14,144,402 shares of voting common stock at an exercise price of $0.32 per share were issued, which are exercisable, in whole or in part, at any time through August 16, 2015 provided that the warrants terminate if not exercised in full concurrently with the consummation of a qualified IPO, as defined. The warrants were valued using the Black-Scholes valuation model at $0.4037 each using the following assumptions:

•	risk-free interest rate of 4.40%;

•	dividend yield of 0%;

•	expected volatility of 70%; and

•	a term of 10 years.

The Company allocated a portion of the proceeds of the offering to the warrants based on their relative fair value to the total fair value of the securities sold. The fair value allocated to the warrants of $3,509,002 was recorded as a discount on the Notes issued and is being amortized as interest expense over the term of the Notes. Placement fees and legal expenses of this transaction, including the issuance of warrants to purchase 501,800 shares of common stock at an exercise price of $0.59 per share valued at $245,000, aggregated approximately $2,816,000, of which $1,070,000 was allocated to the preferred stock and warrants and charged to additional paid-in capital and $1,746,000 was allocated to the Notes and classified as debt issuance costs which are being amortized as interest expense over the term of the Notes. The allocation of transaction expenses was based on the relative fair value of the securities sold.

On August 28, 2006, in connection with the issuance of the New Notes referred to below, the agreement was modified to, among other matters, increase the interest rate on the Notes to 14% and conform the covenants and restrictions to those of the New Notes. In addition, the exercise price of warrants to purchase 4,865,619 common shares issued to the holders of the Notes was changed to $0.00001 per share from $0.32 per share. The excess of the fair value of the modified warrants over their fair value immediately prior to the modification amounted to $461,000. In accordance with EITF 96-19, the increase in interest rate was considered to be a substantial modification of terms and, accordingly, the modification was accounted for like an extinguishment of debt and the creation of new debt, resulting in a loss of $3,799,000, attributable to the expensing of unamortized debt discount and issuance costs related to the Notes and the increase in value of the modified warrants. The new debt was valued at $32,049,000, net of discount of $951,000 based on an effective interest rate of 15%.

On August 28, 2006, the Company issued $5,000,000 of 15% Senior Secured Notes due July 31, 2010 (the “New Notes” and together with the Notes, the “Senior Secured Notes”) to certain holders of the original Notes described above. In addition, the holders of the New Notes were granted warrants to purchase 8,829,359 shares of voting common stock, at an exercise price of $0.00001 per share which are exercisable, in whole or in part, at any time through August 2016, provided that the warrants terminate if not exercised in full concurrently with the consummation of a qualified IPO, as defined. The proceeds of the offering, which were allocated to the New Notes ($2,414,000) and warrants ($2,536,000) based on their relative fair value, were used to pay interest due on the original Notes of approximately $1,827,000, to acquire the assets of Jill Kelly Productions, Inc. for approximately $1,665,000 (see Note C), and the balance of approximately $1,458,000 was used to pay transaction fees and expenses and for general corporate purposes. Interest on the New Notes, as amended, is payable quarterly. For the year ended December 31, 2007, approximately $1,018,000 of interest on the New Notes was paid through the issuance of New Notes. Interest may be paid by issuing additional notes through January 31, 2008. Interest is payable in cash thereafter. The New Notes are collateralized by a first-priority

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J — LONG-TERM DEBT (Continued)

security interest in all of the Company’s assets, other than those of INI and its subsidiaries for which a third- priority security interest has been granted. The Company may redeem all or part of the New Notes at 103% of principal through August 28, 2008, 101.5% of principal thereafter through August 28, 2009, and 100% thereafter through maturity, plus accrued and unpaid interest.

The agreements pursuant to which the Senior Secured Notes were issued require the Company to maintain specified minimum levels of EBITDA and other financial ratios and limits sales of assets, capital expenditures and indebtedness. In addition, the agreements restrict the payment of dividends and limits changes in the Company’s business. As of December 31, 2006, events of default had occurred under the Senior Secured Note agreements, including noncompliance with certain financial covenants. On December 6, 2007, in connection with the acquisition of Various, the holders of the Senior Secured Notes waived such events of default, including those related to quarterly financial covenants, through March 31, 2008. In addition, the interest rate on the Notes issued in 2005 was increased to 15%, interest payments were changed from a semi-annual to a quarterly basis, and the senior noteholders were paid a $1,000,000 fee together with $5,530,000 of accrued interest through the issuance of additional Senior Secured Notes. As described in (a) above, as of December 31, 2007, events of default exist under the First and Second Lien Notes issued by INI which could result in a potential acceleration of the maturity of such notes. In such event, the maturity of the senior notes would also be accelerated pursuant to cross default provisions. In addition, absent the waiver the Company would not have been in compliance with certain of the quarterly financial covenants at December 31, 2007 and it is probable that the Company will not be able to comply with such covenants during the fiscal quarters ending in 2008. Accordingly, the Senior Secured Notes have been classified as a current liability in the accompanying balance sheet at December 31, 2007.

(e)	In October 2004, as part of the plan of reorganization pursuant to which the Company emerged from bankruptcy proceedings, the Company issued $32,546,000 of term notes. In connection with the issuance of Senior Secured Notes in August 2005, the Company redeemed $8,513,000 of term notes payable to unrelated creditors in order to receive their consent to borrow funds from holders of the Senior Secured Notes. The remaining outstanding balance of $24,033,000 (“Subordinated Term Notes”) payable to the term noteholders was subordinated to the interests of the holders of the Senior Secured Notes. The Subordinated Term Notes, which are held by entities controlled by certain principal stockholders of the Company who are also officers and directors, mature on October 5, 2011, are redeemable by the Company at 100% of principal plus accrued and unpaid interest, and bear interest at a rate of 13% payable annually in arrears beginning October 5, 2005. Beginning in August 2005, interest is payable in cash or “in-kind” by issuing additional subordinated notes at the Company’s discretion for the first 3 years; thereafter, interest is payable in cash.

Interest expense on term notes amounted to $3,822,000, $3,301,000 and $3,042,000 for the years ended December 31, 2007, 2006 and 2005, respectively, of which $3,703,000, $3,177,000 and $408,000 was paid through issuance of additional subordinated notes. On October 14, 2006, subordinated noteholders advanced $916,000 to the Company to fund a portion of the purchase price of two adult entertainment production companies (see Note C). Subordinated Term Notes payable were increased by the advance.

The Subordinated Term Notes are collateralized by a second priority security interest in all assets of the Company other than those held by INI and its subsidiaries and are subordinate to the notes issued by INI as well as the Senior Secured Notes issued by FriendFinder and may not be redeemed while any of such notes remain outstanding. In addition, cash interest may not be paid on the Subordinated Term Notes until the Company attains an interest coverage ratio, as defined, of at least 3 to 1.

The indenture governing the Subordinated Term Notes significantly restricts the Company’s ability to sell assets and incur debt and prohibits the Company from paying dividends. Further, the indenture requires the noteholders’ approval for the Company to enter into new lines of business or to sell or otherwise convey the Penthouse trademark, other than in the ordinary course of business, or to sell other assets for net proceeds in excess of $10 million.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J — LONG-TERM DEBT (Continued)

On December 19, 2008, the holders of the Subordinated Term Notes waived the cross-default provisions with respect to existing events of default with the Senior Secured Notes and the First and Second Lien Notes issued by INI. Accordingly, the Subordinated Term Notes are classified as long-term debt in the accompanying balance sheet at December 31, 2007.

Principal of long-term debt matures as follows (in thousands):

Year	Amount
2008	$1,000
2009	26,734
2010	86,131
2011	410,961
$524,826

The above table excludes the effect of existing events of default which may result in the acceleration of the maturity of the related notes and reflects the required minimum principal amortization due. As described above, principal payments on the First and Second Lien Notes may be accelerated depending on the cash flows of Various.

NOTE K — STOCKHOLDERS’ EQUITY

On March 31, 2006, FriendFinder, previously a Delaware corporation, merged into one of its wholly-owned subsidiaries organized in the State of Nevada. The purpose of the merger was to change FriendFinder’s jurisdiction of incorporation from Delaware to Nevada. In the merger, a 100-for-1 stock split was effected, whereby each share of the Delaware corporation’s capital stock was converted into the right to receive 100 shares of the surviving Nevada corporation’s capital stock, in the same class or series, and possessing identical rights, privileges and preferences, as the share of the Delaware corporation being converted. Numbers of shares and per share amounts have been adjusted to give retroactive effect to such split in the accompanying consolidated financial statements and notes. Following the merger, FriendFinder’s authorized share capital was 500,000,000 shares of common stock having a par value of $0.01 per share, of which 250,000,000 shares were each designated as common stock voting and Series B common stock non-voting, and 100,000,000 shares of preferred stock having a par value of $0.01 per share, of which 50,000,000 shares were designated Series A Convertible Preferred Stock. Other than voting, the rights of the common stock and Series B common stock are identical. The Series B common stock can be exchanged for a like number of shares of common stock immediately prior to the earliest to occur of (i) a consummation of a sale of all or substantially all of the assets or capital stock of the Company to any unaffiliated third party or the merger, consolidation or combination of the Company with any unaffiliated third party or (ii) the consummation of an underwritten IPO of securities of the Company or the reverse merger of the Company with or into a publicly traded company.

On November 13, 2007, FriendFinder’s articles of incorporation were amended to authorize it to issue 1.25 billion shares of common stock having a par value of $0.01 per share, of which 250,000,000 shares are designated as Series B common stock non-voting, and 250,000,000 shares of preferred stock having a par value of $0.01 per share of which 50,000,000 shares are designated as Series A Convertible Preferred Stock (“Series A Preferred”) and 200,000,000 shares are designated as Series B Convertible Preferred Stock (“Series B Preferred”).

From June through November 2007, FriendFinder received an aggregate of $5 million to fund its operations principally from certain of its principal stockholders in exchange for 168,897,005 shares of newly authorized Series B Preferred at a price of $0.029604 per share. In connection therewith, FriendFinder’s issued warrants to purchase a total of 45,019,915 shares of common stock at an exercise price of $0.00001 per share to holders of Series A Preferred and existing warrants in exchange for the holders waiving the anti-dilution provisions under these instruments. FriendFinder recorded a deemed non-cash preferred stock dividend of $447,000 on the Series A

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K — STOCKHOLDERS’ EQUITY (Continued)

Preferred with respect to the warrants issued to the Series A holders and a distribution of $886,000 to warrant holders for the warrants issued to them.

Series B Preferred ranks senior to FriendFinder’s common stock and on parity with the Series A Preferred. Series B Preferred may be converted at the holder’s option at any time into shares of FriendFinder’s voting common stock at the initial rate of one share of voting common stock for each share of Series B Preferred, subject to adjustment for certain dilutive events. Series B Preferred shares carry voting rights on all matters to be voted upon by the stockholders, and on any particular matter each holder of Series B Preferred is entitled to the number of votes equal to the number of whole shares of voting common stock into which such holder’s Series B Preferred shares would be convertible as of the record date for determining the stockholders entitled to vote on the matter. Series B Preferred shares are entitled to receive ratably such dividends, if any, as may be declared by the board of directors. Dividends are not cumulative. Each share of Series B Preferred has a liquidation preference equal to the greater of (x) the original issue price for such share ($0.029604 per share), plus declared and accrued but unpaid dividends, and (y) such amount as would have been payable had such share been converted into voting common stock immediately prior to the liquidation, dissolution or winding up. Subject to certain conditions, the holders of the Series B Preferred have preemptive rights on any sale by FriendFinder of any shares of, or any securities convertible into or exercisable for shares of, any class of FriendFinder’s capital stock. Such preemptive rights expire immediately prior to an initial public offering. Subject to certain restrictions, the Series B Preferred may be redeemed by FriendFinder for an amount of cash equal to the liquidation preference at any time at the sole discretion of FriendFinder.

During 2005, FriendFinder issued 25,238,000 shares of Series A Preferred in two tranches for an aggregate of $15 million. In July 2005, 13,460,200 shares of Series A Preferred were issued to an entity controlled by the majority stockholders at $0.5943 per share, or a total consideration of $8,000,000. In August 2005, as part of the financing described in Note J(d), 11,777,800 shares of Series A Preferred were issued at $0.5943 per share, or a total consideration of $7,000,000. Concurrent with the issuance of notes in August 2006, an entity controlled by the Company’s majority stockholders and affiliated entities purchased 10,096,011 shares of Series A Preferred at $0.5943 per share for a total consideration of $6,000,000.

Series A Preferred ranks senior to FriendFinder’s common stock and on parity with the Series B Preferred. Series A Preferred may be converted at the holder’s option at any time into shares of FriendFinder’s voting common stock at the initial rate of one share of voting common stock for each share of Series A Preferred, subject to adjustment for certain anti-dilutive events. Series A Preferred shares carry voting rights on all matters to be voted upon by the stockholders, and on any particular matter each holder of Series A Preferred is entitled to the number of votes equal to the number of whole shares of voting common stock into which such holder’s Series A Preferred shares would be convertible as of the record date for determining the stockholders entitled to vote on the matter. Under certain circumstances, the written consent of the holders of Series A Preferred is required to take certain actions, including, for example, to amend FriendFinder’s articles of incorporation, effect a change of control, and declare any dividend or make any distribution on any of FriendFinder’s capital stock. Series A Preferred shares are entitled to receive ratably such dividends, if any, as may be declared by the board of directors. Dividends are not cumulative. Each share of Series A Preferred has a liquidation preference equal to the greater of (x) the original issue price for such share ($0.5943 per share), plus declared and accrued but unpaid dividends, and (y) such amount as would have been payable had such share been converted into voting common stock immediately prior to the liquidation, dissolution or winding up. Subject to certain conditions, the holders of the Series A Preferred have preemptive rights on any sale by FriendFinder of any shares of, or any securities convertible into or exercisable for shares of, any class of FriendFinder’s capital stock. Such preemptive rights expire immediately prior to an initial public offering. Subject to certain restrictions, the Series A Preferred may be redeemed by FriendFinder for an amount of cash equal to the liquidation preference at any time at the sole discretion of FriendFinder.

No dividend may be declared or paid on shares of common stock unless holders of Series A Preferred and Series B Preferred first or simultaneously receive a per share dividend equivalent to that payable on common shares into which the Series A and Series B Preferred are then convertible. All accrued but unpaid dividends must be included

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K — STOCKHOLDERS’ EQUITY (Continued)

in the liquidation preference of the preferred stock payable upon a liquidation, dissolution or winding up of the Company.

Subject to certain conditions and limitations, FriendFinder has granted the holders of Series A Preferred piggyback and demand registration rights to register the shares of common stock issuable upon conversion of the Series A Preferred or the exercise of related warrants.

As of December 31, 2007, outstanding warrants to purchase voting common stock of the Company are as follows:

Expiration Date(1)	Exercise Price	Number of Shares
August 2015	$0.32	9,278,783
August 2015	$0.59	501,800
August 2015	$0.00001	4,865,619
August 2016	$0.00001	8,829,359
December 2017	$0.00001	152,991,803
		176,467,364

(1)	Warrants terminate if not exercised concurrently with the consummation of an IPO, if earlier than their stated expiration date, or they expire.

The number of shares of common stock for which each warrant is exercisable will be decreased immediately prior to the closing of an IPO in the event that the Company has issued prior to such IPO fewer than 26,879,946 shares or options pursuant to an equity incentive or benefit plan.

On May 14, 2008, certain of the Company’s stockholders exercised warrants issued in connection with the First Lien Notes (see Note J) for an aggregate of 33,734,000 shares of its voting common stock.

NOTE L — STOCK OPTIONS

During the year ended December 31, 2005, options to purchase 5,999,800 shares of common stock (3,917,000 voting shares and 2,082,800 Series B non-voting shares) at an exercise price of $0.0001 per share, were issued to two principal officers/directors and were exercised. The intrinsic value of each option was $0.41 per share based on the price paid by new stockholders to purchase the Company’s common stock upon emergence from bankruptcy and, accordingly, the Company recorded a compensation charge of $2,480,000. The Company did not grant any stock options in 2007 and 2006.

On April 3, 2008, the Company’s board of directors adopted and the stockholders approved the 2008 Stock Option Plan (the “Plan”). The maximum number of shares for which stock options may be granted under the Plan is 26,879,946 shares, subject to adjustment. Stock options may be issued to employees, directors, and consultants, selected by a committee of the board of directors. Under the terms of the Plan, the options granted shall expire no later than 10 years from the date of grant and will vest 20% on the first anniversary of the grant date and 20% on each succeeding four anniversaries of the grant date, provided, however, that an optionee may exercise the vested portion of a stock option only after that date which is 18 months after the date of an IPO of the Company’s common stock. The exercise price of an option shall be the closing price of the common stock on a national securities exchange on the date immediately preceding the date of grant or if the common stock is not traded on a national securities exchange, its fair value as determined in good faith by the board of directors. In 2008, options for 13,910,000 shares of common stock have been granted under this Plan. The exercise price per share of these options will be set at the per share price at the Company’s IPO.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE M — INCOME TAXES

FriendFinder and its subsidiaries file a consolidated federal income tax return.

The components of the income tax benefit for the year ended December 31, 2007 are as follows (in thousands):

Deferred:
Federal	$(5,194)
State	(1,236)
Total tax benefit	$(6,430)

A reconciliation between the benefit computed at the U.S. federal statutory rate on the pre-tax loss to the tax benefit included in the consolidated statements of operations follows (in thousands):

	Year Ended December 31,
	2007	2006	2005
Tax benefit at federal statutory rate (35%)	$12,721	$17,479	$5,905
State taxes, net of federal effect	804	—	—
Impairment of goodwill	(324)	(7,988)	—
Net operating loss for which no tax benefit is recognized	—	(9,491)	(5,905)
Tax benefit recognized as a reduction of goodwill arising in the Various acquisition	(6,530)	—	—
Non-deductible penalties	(177)	—	—
Other	(64)	—	—
Tax benefit	$6,430	$—	$—

The components of deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2007	2006
Deferred tax assets:
Net operating loss carryforwards	$39,488	$20,625
Allowance for doubtful accounts	450	282
Accrued expenses	640	—
Accrued liability related to VAT	19,837	—
Long-term debt	—	1,520
Gross deferred tax assets	60,415	22,427
Less valuation allowance	(4,782)	(21,642)
Net deferred tax assets	55,633	785

Deferred tax liabilities:
Trademarks and domain names not subject to amortization	(33,188)	(13,240)
Intangible assets subject to amortization	(43,330)	(785)
Long-term debt	(11,012)	—
Property and equipment	(6,765)	—
Deferred revenue	(7,680)	—
	(101,975)	(14,025)
Net deferred tax liabilities	$(46,342)	$(13,240)

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE M — INCOME TAXES (Continued)

Amounts recognized in the consolidated balance sheets consist of (in thousands):

	December 31,
	2007	2006
Deferred tax asset — current	$20,927	$—
Deferred tax liability — non-current	(67,269)	(13,240)
Net deferred tax liability	$(46,342)	$(13,240)

At December 31, 2007, the Company had net operating loss carryforwards for federal income tax purposes of approximately $95.9 million available to offset future taxable income which expire at various dates from 2024 through 2027. The Company’s ability to utilize approximately $15.9 million of such carryforwards related to the periods prior to the Company’s exit from Chapter 11 reorganization proceedings is limited due to changes in the Company’s ownership, as defined by federal tax regulations. Realization of the deferred tax assets is dependent on the existence of sufficient taxable income within the carryforward period, including future reversals of taxable temporary differences. The taxable temporary difference related to indefinite-lived trademarks and domain names, which have no tax basis, will reverse when such assets are disposed of or impaired. Because such period is not determinable and, based on available evidence, management was unable to determine that realization of the deferred tax assets was more likely than not, the Company has recorded a valuation allowance against its deferred tax assets at December 31, 2006. In connection with the acquisition of Various, deferred tax liabilities were recorded which relate to amortizable intangibles and property and equipment having no tax basis and deferred revenue and certain long-term debt having a higher tax basis than financial reporting basis. As such taxable temporary differences will reverse during the carryforward period, the valuation allowance at the date of acquisition has been reduced by approximately $26 million and accounted for as a reduction of goodwill recorded in connection with the acquisition (see Note C). The increase in the valuation allowance was approximately $7.9 million during the year ended December 31, 2007, before it reduced goodwill. The increase in the valuation allowance during the years ended December 31, 2006 and 2005 was approximately $10.7 million and $6.6 million, respectively. The valuation allowance at December 31, 2007 relates to pre-reorganization and acquired C corporation entities’ net operating loss carryforwards. Upon utilization of such carryforwards on or prior to December 31, 2008, the tax benefits will first be used to reduce goodwill and then other intangible assets. Thereafter, in accordance with SFAS No. 141(R), such benefits will reduce income tax expense.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the criteria for recognizing tax benefits related to uncertain tax positions under FASB Statement No. 109, “Accounting for Income Taxes,” and requires additional financial statement disclosure. As required by FIN 48, the Company applied the “more-likely-than-not” recognition threshold to all tax positions commencing at the adoption date which resulted in no unrecognized tax benefits as of such date or December 31, 2007. Accordingly, the adoption of FIN 48 had no effect on the Company’s 2007 consolidated financial statements.

To the extent incurred, the Company classifies interest and penalties accrued on the underpayment of income taxes as interest expense and other expense, respectively.

The Company is no longer subject to federal, state, and local income tax examinations by tax authorities for years before 2004. However, to the extent utilized in the future, the Company’s net operating loss carryforwards originating in such years remain subject to examination.

NOTE N — SEGMENT INFORMATION

Prior to the acquisition of Various, the Company’s reportable segments consisted of Internet, Publishing, Studio and Licensing. Subsequent to the acquisition, for the nine months ended September 30, 2008, the Internet segment constituted more than 75% of consolidated revenue and was the only segment which constituted at least 10% of the consolidated revenue, profit or assets of all the operating segments and, accordingly, in accordance with SFAS

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE N — SEGMENT INFORMATION (Continued)

No. 131 “Disclosures about Segments of an Enterprise and Related Information,” the Company combined the Publishing, Studio, and Licensing segments and reported them as “Entertainment” for such period. In addition, the Company reported its segment information for the years ended December 31, 2007, 2006 and 2005 in a similar manner. All revenue is derived from external customers and there are no material intersegment transactions other than the Entertainment segment providing the Internet segment with video and pictorial content for which no intersegment revenue is recorded. Certain corporate expenses and interest expense are not allocated to segments. Segment assets include intangible, fixed, and all others identified with each segment. Unallocated corporate assets consist primarily of cash, certain prepaid items related to indebtedness, and deferred tax assets not assigned to one of the segments. Information for the Company’s segments is as follows:

	Year Ended December 31,
	2007	2006	2005
Assets:
Internet	$592,105	$8,581	$10,700
Entertainment	44,733	56,491	67,101
Unallocated corporate	13,030	5,698	21,884
Total	$649,868	$70,770	$99,685
Net revenue:
Internet	$20,961	$6,623	$5,046
Entertainment	27,112	23,342	25,994
Total	$48,073	$29,965	$31,040
Income (loss) from operations:
Internet	$(964)	$4,088	$3,156
Entertainment	(7,811)	(28,043)	884
Unallocated corporate	(10,692)	(13,937)	(16,058)
Total	$(19,467)	$(37,892)	$(12,018)
Depreciation and amortization (included in loss from operations):
Internet	$2,594	$17	$—
Entertainment	539	575	295
Unallocated corporate	1,958	2,730	2,767
Total	$5,091	$3,322	$3,062
Impairment of goodwill and other assets:
Entertainment	$6,056	$22,824
Total	$6,056	$22,824

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE N — SEGMENT INFORMATION (Continued)

The Company derives revenue from international websites and other foreign sources. Revenues by geographical area based on where the customer is located or the subscription originates are as follows (in thousands):

	Year Ended December 31,
	2007	2006	2005
Net revenue:
United States	$35,689	$24,497	$26,323
Europe	4,092	2,659	2,480
Canada	4,840	1,743	1,478
Other	3,452	1,066	759
Total	$48,073	$29,965	$31,040

Principally all long-lived assets are located in the United States.

NOTE O — COMMITMENTS

In November 2005, a subsidiary of FriendFinder entered into a 10-year lease agreement for a production facility in Los Angeles, California. The lease term began in March 2006. The lease has an annual base rental of $456,000 plus a share of the common area operating expenses. The subsidiary vacated the premises in November 2006, ceased making lease payments in December 2006 and is attempting to negotiate with the landlord for termination of the lease. In 2006, the Company recorded a charge of $697,000 resulting from this lease abandonment, which represented a write-off of leasehold improvements and a security deposit plus rent accrued for the month of December 2006. In accordance with FASB Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” no liability has been recorded with respect to future rentals required under the lease as the estimated sublease rentals that could reasonably be obtained for the facility exceed the remaining lease rentals. Prior to any lease termination agreement, the impact of not subleasing the facility will be recognized in expense over the period the property is not subleased. As of December 31, 2007, no termination agreement had been entered into nor had the facility been subleased; accordingly, the Company recorded rent expense of $452,000 for the year then ended.

In connection with a pending lawsuit filed by a construction contractor against the subsidiary for breach of contract pertaining to improvements to the premises, the landlord, on December 11, 2007, filed a cross-claim against the subsidiary seeking unspecified damages for breach of lease and for indemnity of the construction contractor’s claim. The subsidiary has filed an answer and affirmative defense to the cross-claim and intends to vigorously defend against these claims. In October 2008, the landlord served its First Amended Cross-Complaint, which adds the Company, the subsidiary, and an officer of the subsidiary as defendants. While the cross-complaint does not request specific damages, the plaintiff’s expert has estimated damages at approximately $2.6 million. The defendants dispute the claims and intend to defend them vigorously.

Future minimum rental commitments for noncancellable operating leases of office space as of December 31, 2007, exclusive of $3,724,000 related to the vacated Los Angeles production facility described above, are as follows (in thousands):

Year	Amount
2008	$902
2009	198
$1,100

The above amounts do not include taxes and property operating costs on certain leases. Rent expense amounted to approximately $1,569,000, $1,493,000 and $881,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE O — COMMITMENTS (Continued)

In May 2008, the Company entered into a seven-year lease agreement for rental space in Sunnyvale, California and a 10-year lease agreement for rental space in New York City. Aggregate rental commitments related to such leases amounted to $14,497,000.

NOTE P — CONTINGENCIES

On July 30, 2007, the Company received a demand letter from a minority stockholder of the Company alleging that the Company as well as certain of its officers and directors have violated the Nevada Revised Statutes, federal securities laws, state common law and breached the term of a Shareholder’s Agreement dated September 21, 2004. The claim arises out of the Company offering of shares of Series B Convertible Preferred Stock, which the minority stockholder alleges was made in the self-interest of a few officers and directors of the Company and wrongfully dilutes its equity interest in the Company. The minority stockholder further alleges that the Company failed to disclose and make available certain documents and failed to elect a minority interest member to the board, and breach of fiduciary duty owed by the Company’s officers and directors. The minority stockholder requested the Company withdraw and cancel the offer. In August 2007, the Company replied, denying any wrongdoing and refusing to withdraw and cancel the offer. The Company has since provided the minority stockholder with the information requested, including a valuation report that confirms the Series B offering did not undervalue the shares being offered for sale. The Company believes it has meritorious defenses to these claims and intends to vigorously defend them if a suit is filed.

On or about August 20, 2007, Intelsat USA Sales Corp. (“Intelsat”) sued West Coast Facilities Inc. (“WCF”), a wholly owned subsidiary of the Company, in the United States District Court in Washington DC for anticipatory breach of a contract and unjust enrichment concerning the termination of a Non-Exclusive Service Agreement dated December 2005. The complaint sought approximately $7.4 million in damages together with interest, costs and attorneys’ fees. On October 23, 2008, WCF settled the matter with Intelsat for $250,000.

On December 28, 2007, Broadstream Capital Partners, Inc. (“Broadstream”) filed a lawsuit against the Company in the State Superior Court of California, County of Los Angeles, Central District, and the Company subsequently removed the case to the Federal District Court for the Central District of California. The complaint alleged breach of contract, breach of covenant of good faith and fair dealing, breach of fiduciary duty and constructive fraud arising out of a document entitled a Non-Disclosure Agreement. The complaint alleged, among other things, that Broadstream entered into a Non-Disclosure Agreement with the Company that required Broadstream’s prior written consent for the Company to knowingly acquire Various or any of its subsidiaries and that such consent was not obtained. Broadstream served its First Amended Complaint, which names as a party defendant one of the Company’s officers, alleging intentional interference with prospective economic advantage which was subsequently dismissed wih prejudice. The complaint seeks damages which plaintiff alleges to be in excess of $20 million, plus interest, costs, attorneys’ fees and punitive damages. The Company and the executive officer dispute all of Broadstream’s claims and intend to defend the lawsuit vigorously.

On December 23, 2005, Robert Guccione, former president of FriendFinder, filed an action against the Company and some of its officers, among other defendants, in New York State Court for breach of contract, fraud, unjust enrichment, promissory estoppel, failure to pay severance and conspiracy to defraud. The amount of damages requested in the complaint against the Company is approximately $9 million and against the officers is in excess of $10 million. Some of the counts in the complaint also demand an unspecified amount of damages. Guccione filed an amended complaint to include additional claims relating to ownership of certain United Kingdom, Jersey and Guernsey trademarks. Guccione agreed to dismiss the count for conspiracy to defraud only. Guccione filed a second amended complaint adding General Media International, Inc. and Penthouse Publications Limited (entities with no current affiliation with the Company) as party plaintiffs and a new claim for inducement to breach of contract. The Company filed its motion to dismiss the second amended complaint which was granted in part and denied in part. No formal ruling on the motion has been issued. The Company believes that it has meritorious defenses to all claims and intends to vigorously defend the lawsuit.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE P — CONTINGENCIES (Continued)

On November 6, 2006, Antor Media Corporation (“Antor”) filed a complaint against the Company, its subsidiary, General Media Communications, Inc. (“GMCI”), and several non-affiliate media/entertainment defendants in the U.S. District Court for the Eastern District of Texas, Texarkana Division, for infringement of a patent titled “Method and Apparatus for Transmitting Information Recorded on Information Storage Means from a Central Server to Subscribers via a High Data Rate Digital Telecommunications Network.” No specific amount of damages has been requested. The Company and its subsidiary filed an Answer, Affirmative Defenses and Counterclaims. The United States Patent and Trademark Office (“USPTO”) issued a non-final office action rejecting Antor’s patent claims. Antor filed a response to the office action which added 83 new claims to the original 29 rejected claims. In August 2008, the USPTO issued its final office action sustaining its rejection of the original 29 claims and rejecting the 83 new claims. The Plaintiff filed its Petition to Vacate Finality of Office Action on the grounds it introduced new grounds for rejection. Based on the final office action, the Company, GMCI and all other defendants filed an expedited motion to stay the case.

In May 2005, Parallel Networks, LLC (“Parallel”), formerly known as Epic Realm, Inc., a patent holding company, filed a complaint in the United States District Court for the Eastern District of Texas alleging that a subsidiary of FriendFinder, FriendFinder California, Inc., engaged in various actions that infringed on numerous patents related to dynamic webpage generation. Parallel filed a second action against Various, Inc., alleging similar acts of infringement. The two cases were subsequently consolidated. In August 2008 the jury returned a verdict for Parallel, and awarded damages of approximately $1.3 million, which is subject to further post-trial motions. Such judgment has not been confirmed by the judge and both parties will have the opportunity to further appeal or bring similar motions that may affect the damage award. A liability for $1.6 million related to the litigation, including estimated interest and costs, is included in the accompanying balance sheet at December 31, 2007. This case was settled on December 21, 2008 without a material impact to the financial statements.

On or about November 27, 2006, a claimant filed a consumer class action arbitration at JAMS in San Jose, California, alleging a nationwide class against Various, under a variety of legal theories related to, among other things, representations regarding the number of active users on its internet dating websites, causing the appearance of erroneous member profiles, and a failure to adequately remove or account for alleged erroneous member profiles. The claimant is seeking unspecified damages. Various disputes the claims and intends to defend the arbitration vigorously.

In or about January 2008, Spark Network Services, Inc. served Various with a complaint for patent infringement and is seeking unspecified monetary damages as well as injunctive relief. Various moved for a stay of the federal case due to the USPTO’s reexamination of the patent at issue and the Federal Court granted the stay. Various believes that it has meritorious defenses to the claims and intends to vigorously defend them.

The Company currently is a party to other legal proceedings and claims. While management presently believes that the ultimate outcome of these proceedings, including the ones discussed above, individually and in the aggregate, will not have a material adverse effect on the Company’s financial position, cash flows, or overall trends in results of operations, litigation is subject to inherent uncertainties and unfavorable rulings could occur. An unfavorable ruling could include monetary damages or, in cases for which injunctive relief is sought, an injunction prohibiting the Company from selling one or more services. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the business or results of operations for the period in which the ruling occurs or future periods.

In connection with the acquisition of Various, a purchase price reduction determined by the Company, resulting from a post-closing working capital adjustment is subject to potential arbitration (see Note C.1). In the event the adjustment is disputed by the former owners of Various and an adverse determination is rendered in any arbitration proceedings, the recorded value of convertible notes issued to the former owners of Various and goodwill recorded in connection with the acquisition may be increased (see Note J(b)).

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE P — CONTINGENCIES (Continued)

Effective July 1, 2008, Various registered in the European Union and began separately charging VAT to its customers. For periods prior thereto, Various recorded a liability for VAT and related interest and penalties in connection with revenue from internet services derived from its customers in the various European Union countries. Various intends to attempt to negotiate settlements of the liabilities related to VAT for periods prior to July 1, 2008, with the taxing authority in each of the various European Union countries (see Note I).

NOTE Q — RELATED PARTY TRANSACTIONS

In October 2004, the Company entered into a separate management agreement with an entity controlled by the Company’s principal stockholders whereby certain management services are to be performed by these principal stockholders as designated by the board of directors of the Company. The agreement is for a term of 5 years with an annual fee of $500,000 which amount is included in general and administrative expenses for each of the years ended December 31, 2007, 2006 and 2005. The fee is subject to increase at the rate of 10% of EBITDA, but cannot exceed $1,000,000. In addition, the agreement provides that the managers may participate in the Company’s future bonus pool and stock option plans.

The Company has also entered into a lease agreement for rental of office space from a company controlled by the Company’s principal stockholders. The lease, which commenced on January 1, 2005, is for a period of five years and provides for annual rent of approximately $58,000 plus operating expenses. Total rent expense under this lease agreement was approximately $111,000, $159,000 and $183,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE R — EMPLOYEE BENEFIT PLAN

FriendFinder has a defined contribution plan that combines an employee deferred compensation 401(k) plan with a profit-sharing plan under which FriendFinder may make contributions solely at its own discretion. Substantially all employees may participate in the plan. FriendFinder did not make any contributions to the plan for the years ended December 31, 2007, 2006 and 2005.

Various has a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all full-time employees which provides for matching contributions by Various, as defined in the plan. Contributions made by Various to the plan for the period from date of acquisition through December 31, 2007 were approximately $66,000.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS
PENTHOUSE MEDIA GROUP INC.) AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	September 30, 2008	December 31, 2007
	(unaudited)
ASSETS
Current assets:
Cash	$35,355	$7,381
Restricted cash	7,904	16,341
Accounts receivable, less allowance for doubtful accounts of $1,421 and $1,368, respectively	7,141	15,947
Inventories	1,586	1,715
Prepaid expenses	8,341	4,515
Deferred tax asset	24,047	20,927
Total current assets	84,374	66,826

Film costs, net	4,839	4,260
Property and equipment, net	22,823	22,320
Goodwill	344,682	344,682
Domain names	55,049	55,000
Trademarks	32,735	32,735
Other intangible assets, net	85,391	108,326
Unamortized debt issuance costs	3,465	4,204
Receivable from escrow fund	10,000	10,000
Other assets	3,240	1,515
	$646,598	$649,868
LIABILITIES
Current liabilities:
Long-term debt, classified as current due to events of default, net	$411,019	$417,310
Current installments of long-term debt, net	11,234	497
Accounts payable	8,465	11,806
Accrued expenses and other liabilities	116,158	102,512
Deferred revenue	48,393	27,214
Total current liabilities	595,269	559,339

Deferred tax liability	60,411	67,269
Long-term debt, net	35,379	35,379
Total liabilities	691,059	661,987

Contingencies (Note J)

STOCKHOLDERS’ DEFICIENCY
Preferred stock, $0.01 par value — authorized 250,000,000 shares
Series A Convertible Preferred Stock — authorized 50,000,000 shares; issued and outstanding 35,334,011 shares (liquidation preference $21,000)	353	353
Series B Convertible Preferred Stock — authorized 200,000,000 shares; issued and outstanding 168,897,005 shares (liquidation preference $5,000)	1,689	1,689
Common stock, $0.01 par value — authorized 1,250,000,000 shares
Common stock voting — authorized 1,000,000,000; issued and outstanding 104,956,481 and 71,222,481 shares at September 30, 2008 and December 31, 2007, respectively	1,050	712
Series B common stock non-voting — authorized 250,000,000 shares; issued and outstanding 36,796,500 shares	368	368
Capital in excess of par value	83,122	83,460
Accumulated deficit	(131,043)	(98,701)
Total stockholders’ deficiency	(44,461)	(12,119)
	$646,598	$649,868

See notes to condensed consolidated financial statements

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	For the Nine Months Ended September 30,
	2008	2007
	(unaudited)
Net revenue	$243,887	$26,669
Cost of revenue	73,285	12,799
Gross profit	170,602	13,870

Operating expenses:
Product development	10,120	—
Selling and marketing	46,045	3,335
General and administrative	66,344	14,495
Depreciation and amortization	30,492	2,508
Total operating expenses	153,001	20,338

Income/(loss) from operations	17,601	(6,468)

Interest expense, net of interest income	(59,954)	(7,575)
Interest and penalties related to VAT	(4,874)	(470)
Foreign exchange gain/(loss)	5,229	(209)
Other (expense), net	(321)	(102)

Loss before income tax benefit	(42,319)	(14,824)
Income tax benefit	(9,977)	—

Net loss	$(32,342)	$(14,824)

Net loss per common share — basic and diluted	$(0.12)	$(0.12)

Weighted average shares outstanding — basic and diluted	274,706	121,714

See notes to condensed consolidated financial statements

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ (DEFICIENCY)
NINE MONTHS ENDED SEPTEMBER 30, 2008
(IN THOUSANDS, EXCEPT SHARE DATA)
(unaudited)

	Preferred Stock				Common Stock
	Series A Convertible		Series B Convertible		Voting		Series B Non-Voting
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital in Excess of Par Value	Accumulated Deficit	Total
Balance at December 31, 2007	35,334,011	$353	168,897,005	$1,689	71,222,481	$712	36,796,500	$368	$83,460	$(98,701)	$(12,119)
Exercise of warrants					33,734,000	338			(338)
Net loss										(32,342)	(32,342)
Balance at December 31, 2007	35,334,011	$353	168,897,005	$1,689	104,956,481	$1,050	36,796,500	$368	$83,122	$(131,043)	$(44,461)

See notes to condensed consolidated financial statements

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.) AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(DOLLARS IN THOUSANDS)

	Nine Months Ended September 30,
	2008	2007
	(unaudited)
Cash flows from operating activities:
Net loss	$(32,342)	$(14,824)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	—	—
Deferred income tax benefit	(9,977)	—
Depreciation and amortization	30,492	2,508
Amortization of film costs	1,965	1,150
Non-cash interest, including amortization of discount	18,195	4,086
Provision for doubtful accounts	223	323
Changes in operating assets and liabilities:
Restricted cash	8,437	—
Accounts receivable	8,583	667
Inventories	129	39
Prepaid expenses	(3,826)	(1,330)
Film costs	(2,544)	(1,827)
Other assets	(1,725)	2,462
Accounts payable	(3,341)	1,374
Accrued expenses and other liabilities	15,849	3,465
Deferred revenue	21,179	(1,719)
Net cash provided by (used in) operating activities	51,297	(3,626)

Cash flows from investing activities:
Purchases of property and equipment	(8,064)	(377)
Deferred acquisition costs	—	(2,200)
Additions to trademarks	(49)	—
Net cash used in investing activities	(8,113)	(2,577)

Cash flows from financing activities:
Repayment of notes payable	(15,210)	—
Advances from stockholders	—	3,454
Net cash (used in) provided by financing activities	(15,210)	3,454

Net increase (decrease) in cash	27,974	(2,749)
Cash at beginning of period	7,381	2,998
Cash at end of period	$35,355	$249

Supplemental disclosure of cash flow information
Interest paid	$42,102

See notes to condensed consolidated financial statements

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS)

NOTE A — DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

On July 1, 2008, Penthouse Media Group Inc. changed its name to FriendFinder Networks Inc. (“FriendFinder”). FriendFinder together with its subsidiaries (hereinafter referred to as the “Company”) is an international multimedia company that operates interactive social networking and other adult websites and is also engaged in publishing, licensing and studio production and distribution. The Company publishes PENTHOUSE magazine and four other adult-oriented publications. Additionally, the Company licenses the PENTHOUSE name for international publication of adult magazines and for use on various products and provides various adult-oriented multimedia entertainment products and services, including DVD and VHS videos, pay-per view programming and telephone services.

Since emerging from bankruptcy protection in October 2004, the Company has incurred substantial net losses and, prior to the acquisition of Various, Inc. (“Various”) used substantial amounts of cash in its operating activities. In addition, at September 30, 2008, the Company has both working capital and stockholders’ deficiencies. On December 6, 2007, FriendFinder acquired Various, an operator of interactive multimedia websites which after debt service related to the loans used to finance the acquisition and restrictive covenants related to the funds available to be transferred to FriendFinder, is expected to provide the cash flow necessary to fund FriendFinder’s operations.

Events of default have occurred with respect to the secured notes issued to finance the acquisition allowing the noteholders and, as a result of cross-default provisions, holders of subordinated convertible notes issued in connection with the acquisition and FriendFinder’s existing Senior Secured Notes to declare a default and demand repayment of the notes. Further, the Company is also in default on the Senior Secured Notes for the period ended September 30, 2008 for breaches of certain financial and other affirmative and negative covenants. Accordingly, such debt has been classified as current obligations in the accompanying balance sheets as of September 30, 2008 and December 31, 2007.

The above conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management has held discussions with the noteholders and is attempting to obtain waivers of, or obtain modifications of loan agreements that would cure, such events of default. Further, the Company is attempting to obtain funds through the sale of common stock in an initial public offering and use the net proceeds to repay its debt. However, there can be no assurance that the events of default will be waived or cured or that the public offering will be successful. Continuation of the Company as a going concern is dependent upon the retirement of debt through successful completion of the public offering, or if not successful, finding alternative sources of financing to repay such debt in the event the noteholders demand repayment. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that may result from this outcome of the uncertainty.

The condensed balance sheet as of December 31, 2007, which has been derived from audited financial statements, and the unaudited condensed financial statements included herein have been prepared from the books and records of the Company pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for reporting on the Quarterly Report on Form 10-Q. The information and note disclosures normally included in complete financial statements prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) have been condensed or omitted pursuant to such rules and regulations. The interim financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2007, which are included in this prospectus, which forms part of the registration statement on Form S-1.

The Company’s management is responsible for these interim financial statements. Interim results may not be indicative of the results that may be expected for the year. However, the Company believes all adjustments considered necessary for a fair presentation of these interim financial statements have been included and are of a normal and recurring nature.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS)

NOTE B — ACCOUNTING STANDARDS ADOPTED IN 2008

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”. SFAS No. 157 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. On February 12, 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-2 which delays the effective date of SFAS No. 157 for fair value measurements for all non-financial assets and non-financial liabilities, expect those that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). The FSP defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008. Effective January 1, 2008, the Company adopted SFAS No. 157 with respect to its financial assets and liabilities. The adoption of this standard had no impact on the Company’s consolidated financial statements for the nine months ended September 30, 2008. The Company is currently evaluating the impact, if any, of the adoption of this statement on its financial statements as it relates to non-financial assets and liabilities.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Liabilities”. SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 became effective for the Company on January 1, 2008 and had no effect on the Company’s financial statement for the nine months ended September 30, 2008, as the Company did not elect to apply the provisions of SFAS No. 159.

NOTE C — PER SHARE DATA

Basic and diluted loss per share is based on the weighted average number of shares of outstanding common stock and Series B common stock including shares underlying common stock purchase warrants which are exercisable at the nominal price of $0.00001 per share. In computing diluted loss per share, no effect has been given to the common shares issuable upon conversion or exercise of the following anti-dilutive securities:

	Nine Months Ended September 30,
	2008	2007
Series A Convertible Preferred Stock	35,334	35,334
Series B Convertible Preferred Stock	168,897	—
Warrants	9,780	9,780
Total common shares issuable	214,111	45,114

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS)

NOTE D — INTANGIBLE ASSETS

Goodwill and indefinite lived intangible assets must be reviewed for impairment annually and between annual tests in certain circumstances. The Company performs its annual impairment tests in the fourth quarter of each fiscal year. The Company does not believe that a triggering event requiring the Company to conduct an interim impairment test has occurred as of September 30, 2008, and will perform its annual impairment test during the fourth quarter. As of September 30, 2008, the Company had approximately $2.7 million of goodwill and $32.7 million of trademark intangible assets attributable to reporting units in the entertainment segment. The Company believes that if business conditions in its entertainment segment continue to be adversely impacted by economic conditions, it is reasonably possible that an impairment charge with respect to these assets may be taken in the fourth quarter of 2008.

NOTE E — VAT LIABILITIES

Effective July 1, 2003, as a result of a change in the law in the European Union, Various was required to collect value added tax (“VAT”) from customers in connection with their use of internet services in the European Union provided by Various and remit the VAT to the taxing authorities in the various European Union countries. As Various did not separately charge its customers for, or remit, the VAT, a liability has been recorded at the date of acquisition to reflect the estimated VAT which should have been collected and remitted on Various’ revenue derived from the various European Union countries since July 1, 2003 or other local implementation date. In addition, a liability has been recorded at the date of acquisition for interest and penalties related to the unremitted VAT and failure to file tax returns. Effective July 1, 2008, the Company registered with the European Union and began separately charging VAT to its customers. The aggregate liability included in accrued expenses and other liabilities, and which is denominated in pounds and Euros, amounted to $92,868 and $81,003 at September 30, 2008 and December 31, 2007, respectively which include VAT ($51,555 and $41,985, respectively) interest ($12,318 and $7,609, respectively), and penalties ($28,995 and $31,409, respectively). The consolidated statement of operations for the nine months ended September 30, 2008, includes a foreign currency transaction gain of $5,229, related to the liability, VAT of $13,522 related to revenue received during the period from January 1, 2008 through June 30, 2008 (offset against net revenue) and interest and penalties related to VAT of $3,572.

Various has been notified that the German tax authorities and the Office of the District Attorney in Bonn have been investigating Various’ former Chief Executive Officer for alleged intentional evasion of VAT on revenue collected from customers located in Germany commencing in 2003. Various has also learned that German authorities are investigating a current officer of Various in connection with the VAT matter. In connection therewith, on April 18, 2008, a court in Germany granted authorities a search and seizure order that allowed them to seize documents from Various’ office located in Germany in order to determine the amount of revenue subject to VAT. In addition, the German court also issued an order authorizing the freezing of Various’ funds, in the amount of E610 ($882), held by Various’ credit card processors located in the Netherlands, Germany and the United Kingdom to secure the VAT estimated by the revenue tax authorities to be due from Various from revenue from internet websites in Germany.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS)

NOTE F — LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

	September 30, 2008		December 31, 2007
	Principal	Unamortized Discount	Principal	Unamortized Discount
Debt issued by INI connection with the acquisition of Various:
First Lien Senior Secured Notes due 2009–2011, including principal of $97,254 and $103,338 ($86,014 and $90,554 net of discount), issued to former stockholders of Various, respectively	$242,129	$27,199	$257,338	$36,378
Second Lien Subordinated Secured Notes due 2011 issued to former stockholders of Various	80,000	5,451	80,000	6,492
Subordinated Convertible Notes due 2011 issued to former stockholders of Various	111,532	22,006	105,720	24,672
Other	5,000	953	5,000	1,365
Senior Secured Notes of FriendFinder due 2010	44,530	2,192	44,530	2,733
Subordinated Term Notes of FriendFinder due 2011	32,242	—	32,238	—
	515,433	$57,801	524,826	$71,640
Less:
Unamortized discount	(57,801)	—	(71,640)	—
Long-term debt classified as current due to events of default, net of unamortized discount of $56,648 and $70,275, respectively	(411,019)	—	(417,310)	—
Current installment of long-term debt, net of unamortized discount of $290 and $503, respectively	(11,234)	—	(497)	—
	$35,379	$—	$35,379	$—

The terms of the First Lien Senior Secured Notes (“First Lien Notes”) require the Company to make quarterly principal payments on the notes of 90% of Excess Cash Flow, as defined, subject to minimum amounts. In accordance with such terms, the Company made principal repayments of approximately $15,209 to the holders of the First Lien Notes during the nine months ended September 30, 2008 against minimum principal amortization of $25,734 by February 15, 2009. The $10,525 difference net of unamortized discount of $201 is included in long-term debt classified as current due to events of default.

The First and Second Lien Notes, as amended, require INI and its subsidiaries to maintain specified levels of EBITDA and other financial ratios and limits their capital expenditures and indebtedness. In addition, the First and Second Lien Notes provide that INI can distribute to FriendFinder up to 10% of INI’s Excess Cash Flow, as defined, each quarter for the purpose of making interest payments on FriendFinder’s Senior Notes provided no defaults exist or would result therefrom. INI may also distribute to FriendFinder not more than $6 million during the first quarter of fiscal 2008 and an additional $3 million during fiscal 2008, at the rate of $1 million each subsequent quarter, for general corporate purposes, including to pay fees and expenses incurred in connection with an IPO.

As of December 31, 2007, events of default have occurred with respect to the First and Second Lien Notes relating to certain representations and warranties having been materially incorrect when made. In addition, during 2008, the Company has not performed or complied with certain conditions, covenants and agreements, including

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS)

NOTE F — LONG-TERM DEBT (Continued)

a financial covenant to achieve a minimum consolidated annualized EBITDA and other affirmative and negative covenants during each of the quarters ended March 31, June 30 and September 30, 2008. As a result, noteholders holding 51% of the outstanding principal balance of First Lien Notes other than those held by the former stockholders of Various and holders of 51% of the outstanding principal balance of the Second Lien Notes may declare a default and demand repayment of the notes, in which event the notes will be accelerated. Accordingly, the First and Second Lien Notes have been classified as current obligations on the accompanying balance sheets at December 31, 2007 and September 30, 2008. As a result of the potential acceleration of the maturity of the First and Second Lien Notes, the maturity of the Convertible Notes could also be accelerated pursuant to cross default provisions. In addition, the maturity of the Senior Secured Notes could also be accelerated pursuant to cross default provisions. Further, the Company is also in default on the Senior Secured Notes for the period ended September 30, 2008 for breaches of certain financial and other affirmative and negative covenants. Absent the waiver, the Company would not have been in compliance with certain of the quarterly financial covenants of the Senior Secured Notes at December 31, 2007 and the Company has not complied with such covenants during the fiscal quarters ending March 31, June 30 and September 30, 2008. Accordingly, the Convertible Notes and the Senior Secured Notes have been classified as a current liability in the accompanying balance sheets as of December 31, 2007 and September 30, 2008.

NOTE G — STOCK OPTIONS

On April 3, 2008, the Company’s Board of Directors adopted and the stockholders approved the 2008 Stock Option Plan (the “Plan”). The maximum number of shares for which stock options may be granted under the Plan is 26,879,946 shares, subject to adjustment. Stock options may be issued to employees, directors and consultants, selected by a committee of the Board of Directors. Under the terms of the Plan, the options granted will expire no later than 10 years from the date of grant and will vest 20% on the first anniversary of the grant date and 20% on each succeeding four anniversaries of the grant date, provided, however, that an optionee may exercise the vested portion of a stock option only after that date which is 18 months after the date of an initial public offering (“IPO”) of the Company’s common stock. The exercise price of the options shall be the offering price of the common stock to the public at the time of an IPO.

In April 2008, the Company granted options to purchase a total of 100,000 shares of the Company’s common stock to non-employee directors as well as to one board advisor. In October 2008, the Company granted stock options to purchase 25,000 shares of the Company’s common stock to a director in connection with his appointment to the Company’s board of directors. Future grants of stock options will be made at the discretion of the Company’s Chief Executive Officer and Chairman of the Board until a formal plan for compensating the Company’s directors is established. In addition, the Company’s non-employee directors and board advisor will receive additional options to purchase 5,000 shares of common stock on each subsequent April 3 anniversary so long as such director is serving on the board. The stock options vest ratably over the five years following the grant date. However, a non-employee director may exercise the vested portion of a stock option only after that date which is 18 months after the date of the consummation of this offering. Each option will expire no more than ten years from its date of grant, except in the event of death in which case the options will expire six months from the date of death. The exercise price of the option will be the fair market value of the Company’s common stock on the date immediately preceding the date on which such option is granted or, in the case of options granted prior to this offering, the per share offering price in this offering. In July 2008 the Company granted its employees options to purchase 13,785,000 shares of its common stock under the Plan. Since the exercise price of the option will be set at the per share price in the offering the conditions for measurement of compensation have not been met. Consequently the Company has not recognized any compensation related to these options in the nine months ended September 30, 2008.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS)

NOTE H — INCOME TAXES

The income tax benefit for the nine months ended September 30, 2008 consists of the following (in thousands):

Deferred tax benefit
Federal	$(8,730)
State	(1,247)
Total	$(9,977)

As of September 30, 2007, the Company believed that it was not more likely than not that it would be able to realize the future benefit of net deferred tax assets resulting from net operating losses and deductible temporary differences and established a full valuation allowance against its net deferred tax assets and, accordingly recorded no tax benefit related to pre-tax loss for the nine months ended September 30, 2007.

As of September 30, 2008, the Company anticipates that it will be required to establish a partial valuation allowance against its deferred tax assets arising from net operating losses and deductible temporary differences arising in the year ending December 31, 2008. Accordingly, the Company has computed its estimated annual effective tax rate giving effect to such anticipation and applied such rate to its pre-tax loss for the nine months ended September 30, 2008, resulting in no tax benefit for a portion of such loss.

NOTE I — SEGMENT INFORMATION

Prior to the acquisition of Various, the Company’s reportable segments consisted of Internet, Publishing, Studio and Licensing. Subsequent to the acquisition, for the nine months ended September 30, 2008, the Internet segment constituted more than 75% of consolidated revenue and was the only segment which constituted at least 10% of the consolidated revenue, profit or assets of all the operating segments and, accordingly, in accordance with SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information,” the Company combined the Publishing, Studio, and Licensing segments and reported them as “Entertainment.” In addition, the Company reported its segment information for the nine months ended September 30, 2007 in a similar manner. All revenue is derived from external customers and there are no other material intersegment transactions other than the Entertainment segment providing the Internet segment with video and pictorial content for which no intersegment revenue is recorded, and the Internet segment purchasing of advertising from the Entertainment segment, which is eliminated in consolidation. Certain corporate expenses and interest expense are not allocated to segments. Segment assets include intangible, fixed, and all others identified with each segment. Unallocated corporate assets consist primarily of cash and cash items, certain prepaid items related to indebtedness and other miscellaneous assets not assigned to one of the segments. Information for the Company’s segments is as follows (in thousands):

	For the Nine Months Ended September 30,
	2008	2007
Assets
Internet	$599,812	$3,359
Entertainment	44,699	62,617
Unallocated corporate	2,087	509
Total assets	$646,598	$66,485
Net revenue:
Internet	$225,218	$6,918
Entertainment	18,669	19,751
Total revenue	$243,887	$26,669

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS)

NOTE I — SEGMENT INFORMATION (Continued)

	For the Nine Months Ended September 30,
	2008	2007
Operating margin
Internet	$26,819	$3,148
Entertainment	(313)	(1,244)
Unallocated corporate	(8,905)	(8,372)
Income (loss) from operations	$17,601	$(6,468)
Depreciation and amortization (included in income/(loss)) from operations)
Internet	$30,134	$634
Entertainment	358	404
Unallocated corporate	—	1,470
Depreciation and amortization	$30,492	$2,508

The Company derives revenue from international websites and other foreign sources. Revenue by geographical area based on where the customer is located or where the subscription originates are as follows:

	For the Nine Months Ended September 30, 2008,
	2008	2007
Net Revenue:
United States	$141,820	$20,996
Europe	63,580	747
Canada	12,117	3,118
Other	26,370	1,808
Total	$243,887	$26,669

Principally all long-lived assets are located in the United States.

NOTE J — CONTINGENCIES

Refer to Note P in the Company’s consolidated financial statements as of December 31, 2007 for a description of contingencies. There have been no changes other than those described below.

NOTE K — STOCKHOLDER’S EQUITY

On May 18, 2008, certain of the Company’s Stockholders exercised warrants issued in connection with the First Lien Notes having an exercise price of $0.00001 for an aggregate of 33,734,000 shares of its voting common stock resulting in a transfer of $338,000 from capital in excess of par value to common stock for the par value of the shares.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT

To the Shareholders of
Various, Inc. and Affiliates

We have audited the accompanying combined balance sheets of Various, Inc. and subsidiaries and affiliates (collectively, the “Company”) as of December 6, 2007 and December 31, 2006, and the related combined statements of operations, changes in shareholders’ deficit, and cash flows for the period from January 1, 2007 through December 6, 2007 and for the years ended December 31, 2006 and 2005. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Various, Inc. and subsidiaries and affiliates as of December 6, 2007 and December 31, 2006, and the combined results of their operations and their cash flows for the period from January 1, 2007 through December 6, 2007 and for the years ended December 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note N to the combined financial statements, the 2006 and 2005 financial statements have been restated to correct a misstatement.

As described in Note A to the combined financial statements, on December 6, 2007, the stock of the Company was sold to Interactive Networks, Inc., a wholly owned subsidiary of FriendFinder Networks Inc. (formerly known as Penthouse Media Group, Inc.) and the 2007 combined financial statements reflect the financial position, results of operations and cash flows of the Company prior to the sale.

/s/ Eisner LLP
New York, New York
November 6, 2008

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
COMBINED BALANCE SHEETS

	December 6, 2007	December 31, 2006
		(Restated – Note N)
ASSETS
Current assets:
Cash	$2,132,130	$15,895,840
Restricted cash	16,493,119	16,084,140
Accounts receivable	7,330,250	11,359,713
Prepaid expenses	2,242,669	1,074,603
Deferred tax asset	1,583,626	667,705
Other.	1,868,493	108,234
Total current assets	31,650,287	45,190,235

Property and equipment, net	4,733,475	6,300,213
Goodwill	20,645,831	19,189,129
Intangible assets, net	8,732,777	6,342,061
Deposits and other assets	122,095	121,823
	$65,884,465	$77,143,461
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$6,505,550	$10,109,708
Accrued expenses and other liabilities	88,791,543	55,763,658
Deferred revenue	40,260,512	36,706,036
Total current liabilities	135,557,605	102,579,402

Deferred tax liability	294,131	66,989
Deferred revenue		828,126
Total liabilities	135,851,736	103,474,517

Commitments and contingencies (Note K)

Shareholders’ deficit:
Common stock, no par value; 20,000,000 shares authorized at December 6, 2007 and December 31, 2006; 10,931,948 shares issued and outstanding at December 6, 2007 and December 31, 2006	10,000	10,000
Common stock of affiliates	62,750	62,750
Additional paid-in capital	26,135,156	26,135,156
Accumulated other comprehensive income	2,452	1,730
Accumulated deficit	(96,177,629)	(52,540,692)
Total shareholders’ deficit	(69,967,271)	(26,331,056)
	$65,884,465	$77,143,461

See notes to combined financial statements

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
COMBINED STATEMENTS OF OPERATIONS

		Year Ended December 31,
	Period From January 1, 2007 Through December 6, 2007	2006	2005
		(Restated – Note N)	(Restated – Note N)
Net revenue	$289,480,028	$289,675,229	$214,373,549
Cost of revenue	75,603,044	76,111,625	56,116,057
Gross profit	213,876,984	213,563,604	158,257,492

Operating expenses:
Product development	10,326,899	10,666,178	6,379,703
Sales and marketing	63,888,452	58,528,455	42,161,198
General and administrative	57,786,879	51,370,838	36,144,376
VAT expense	13,105,655	11,988,515	7,483,480
Depreciation and amortization	3,634,186	4,178,285	3,047,070
Total operating expenses	148,742,071	136,732,271	95,215,827

Operating income	65,134,913	76,831,333	63,041,665
Interest and penalties related to VAT	(11,736,269)	(10,911,513)	(7,317,007)
Foreign exchange (loss)/gain	(5,118,385)	(4,035,901)	1,682,274
Interest income and other expenses, net	860,375	308,622	56,181

Income before income taxes and preacquisition earnings	49,140,634	62,192,541	57,463,113
Provision for income taxes	576,571	1,075,180	885,533

Income before preacquisition earnings	48,564,063	61,117,361	56,577,580
Preacquisition earnings			(813,420)

Net income	$48,564,063	$61,117,361	$55,764,160

See notes to combined financial statements

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	Common Stock
	Shares	Amount	Common Stock of Affiliates	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ (Deficit)
						(Restated – Note N)	(Restated – Note N)
Balance at January 1, 2005:
Previously reported	10,000,000	$10,000	$62,750	$481,830	$25,729	$(8,291,255)	$(7,710,946)
Restatement						(7,873,310)	(7,873,310)
As restated	10,000,000	10,000	62,750	481,830	25,729	(16,164,565)	(15,584,256)
Shares issued for Streamray, Inc. acquisition	931,948			25,653,326			25,653,326
Foreign translation adjustments					(12,140)		(12,140)
Net income						55,764,160	55,764,160
Comprehensive income							55,752,020
Shareholder distributions						(72,257,448)	(72,257,448)

Balance at December 31, 2005	10,931,948	10,000	62,750	26,135,156	13,589	(32,657,853)	(6,436,358)
Foreign translation adjustments					(11,859)		(11,859)
Net Income						61,117,361	61,117,361
Comprehensive income							61,105,502
Shareholder distributions						(81,000,200)	(81,000,200)

Balance at December 31, 2006	10,931,948	10,000	62,750	26,135,156	1,730	(52,540,692)	(26,331,056)
Foreign translation adjustments					722		722
Net income						48,564,063	48,564,063
Comprehensive income							48,564,785
Shareholder distributions						(92,201,000)	(92,201,000)
Balance at December 6, 2007	10,931,948	$10,000	$62,750	$26,135,156	$2,452	$(96,177,629)	$(69,967,271)

See notes to combined financial statements

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
COMBINED STATEMENTS OF CASH FLOWS

		Year Ended December 31,
	Period From January 1, 2007 Through December 6, 2007	2006	2005
		(Restated – Note N)	(Restated – Note N)
Cash flows from operating activities:
Net Income	$48,564,063	$61,117,361	$55,764,160
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,160,418	4,839,151	3,547,964
Deferred revenue	2,726,350	1,641,304	12,694,609
Deferred income taxes	(688,779)	(350,903)	4,901
Provision for doubtful accounts	52,533	160,000
Changes in operating assets and liabilities:
Restricted cash	(408,978)	(4,356,676)	(3,857,672)
Accounts receivable	3,976,930	(1,945,254)	(5,757,717)
Prepaid expenses	(1,170,662)	946,225	(667,565)
Deposits and other assets	(1,760,530)	(168,203)	(44,903)
Accounts payable	(3,613,805)	3,192,683	1,765,579
Accrued expenses and other liabilities	33,037,532	29,996,401	14,427,708
Net cash provided by operating activities	84,875,072	95,072,089	77,877,064

Cash flows from investing activities:
Purchases of property and equipment	(2,231,105)	(3,157,034)	(5,257,076)
Acquisition of businesses, net of cash acquired	(1,731,275)		(211,716)
Purchase of intangible assets	(2,476,124)	(60,914)	(2,111)
Net cash used in investing activities	(6,438,504)	(3,217,948)	(5,470,903)

Cash flows used in financing activities:
Shareholder distributions	(92,201,000)	(81,000,200)	(72,257,448)
Effect of exchange rate changes on cash	722	(11,859)	(12,140)

Net (decrease) increase in cash	(13,763,710)	10,842,082	136,573
Cash at beginning of period	15,895,840	5,053,758	4,917,185
Cash at end of period	$2,132,130	$15,895,840	$5,053,758

Supplemental disclosure of cash flow information
Cash paid during the year for:
Income taxes	$1,092,118	$1,227,875	$999,904

Noncash investing activities:
Issuance of common stock in connection with the acquisition of Streamray, Inc	$—	$—	$25,653,326

See notes to combined financial statements

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE A — DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.	Description of business:

Various, Inc. (formerly known as FriendFinder, Inc.) and its subsidiaries and affiliates (the “Company”) provide internet personals services in the United States and internationally whereby adults are able to post information about themselves (“profiles”) on the Company’s websites and search and contact other individuals who have posted profiles. Online services also include publishing and broadcast of user-generated media content and adult materials. Additionally, the Company operates webcams which provide online adult services.

Membership on the Company’s online services, which includes the posting of a personal profile and photos, and access to its database of profiles requires a subscription fee. The Company charges a subscription fee for one, three, six and twelve-month subscriptions to members allowing them to initiate communication with other members and subscribers via the Company’s e-mail communications platform. Prior to July 2007, the Company granted three and twelve-month subscriptions an additional one and three months, respectively, for no additional charge, upon purchasing a subscription. Subsequent to July 2007, three and twelve-month subscriptions were granted an additional one and six-months, respectively, for no additional charge if the member is active in certain areas of the website over the life of their subscription. Two-way communications through the Company’s e-mail platform can only take place between paying subscribers. The Company also offers a webcam service, on a pay by usage basis, whereby members can contact models, view the models via the model’s webcam, and communicate via typing text.

2.	Principles of combination:

The accompanying combined financial statements include the accounts of Various, Inc. and its subsidiaries, all of which are wholly owned, and three affiliated companies that are under common ownership, control and management. All significant intercompany transactions and balances have been eliminated in combination.

On December 6, 2007, the shareholders of the Company sold the outstanding stock of the Company to Interactive Networks, Inc., a wholly owned subsidiary of FriendFinder Networks, Inc. (formerly known as Penthouse Media Group, Inc.), an international multimedia entertainment company. The accompanying 2007 combined financial statements reflect the combined financial position, results of operations and cash flows of the Company prior to the sale.

3.	Revenue recognition and deferred revenue:

Substantially all of the Company’s revenues are derived from subscription fees, and pay by usage. Revenues are presented net of credits and credit card chargebacks. The Company recognizes revenue ratably over the subscription period, including periods for which no additional amounts are charged, beginning when there is persuasive evidence of an arrangement, delivery has occurred (access has been granted) and the fees are fixed and determinable. Collection is reasonably assured as subscribers pay in advance, primarily by using a credit card, and all purchases are final and nonrefundable. Fees collected in advance are deferred and recognized as revenue using the straight-line method over the term of the subscription.

4.	Advertising costs:

Advertising costs are expensed as incurred. For the period from January 1, 2007 through December 6, 2007 and for the years ended December 31, 2006 and 2005, the Company incurred advertising costs, included in sales and marketing expense, amounting to approximately $57.1 million, $55.3 million and $39.3 million, respectively.

5.	Cash and cash equivalents:

All highly liquid instruments with an original maturity of three months or less are considered cash equivalents. At December 6, 2007 and December 31, 2006, there were no cash equivalents.

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE A — DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

5.	Cash and cash equivalents: (Continued)

The credit card processors that the Company uses regularly withhold deposits and maintain balances which are recorded as restricted cash.

6.	Accounts receivable and reserves:

Accounts receivable is primarily comprised of credit card payments for membership fees pending collection from the credit card processors. The allowance for doubtful accounts as of December 6, 2007 and December 31, 2006 was approximately $212,000 and $160,000, respectively. Such allowance related to a foreign credit card processor with whom the Company is no longer transacting business. The Company records a reserve based on historical chargeback levels and credits experienced over the preceding year. The chargeback and credit reserve as of December 6, 2007 and December 31, 2006, which is included in accrued expenses and other liabilities, was approximately $475,000 and $447,000, respectively. Amounts charged to revenue for chargebacks and credits for 2007, 2006, and 2005 were approximately $13.0 million, $12.5 million and $9.4 million, respectively.

7.	Website and software development costs:

The Company capitalizes costs related to developing or obtaining internal-use software. Product development costs are expensed as incurred or capitalized into property and equipment in accordance with Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” SOP 98-1 requires that costs incurred in the preliminary project and post-implementation stages of an internal-use software project be expensed as incurred and that certain costs incurred in the application development stage of a project be capitalized.

In accordance with Emerging Issues Task Force (“EITF”) 00-2, “Accounting for Website Development Costs,” the Company expenses costs related to the planning and operating stages of the website. Direct costs incurred in the development stage are capitalized. Costs associated with minor enhancements and maintenance for the website are included in expenses as incurred.

Capitalized development costs are included in property and equipment and amortized over the estimated useful life of the products, which is usually three years. The following table summarizes capitalized development costs for the period from January 1, 2007 through December 6, 2007 and for the years ended December 31, 2006 and 2005 (in thousands):

	2007	2006	2005
Capitalized	$69	$283	$776
Amortization expense	$526	$661	$501
Unamortized balance	$454	$912	$1,290

8.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation and amortization, which is provided using the straight-line method over the estimated useful life of the asset. Upon the sale or retirement of property or equipment, the cost and related accumulated depreciation and amortization are removed from the Company’s combined financial statements with the resulting gain or loss, if any, reflected in the Company’s combined results of operations.

9.	Intangible assets:

Intangible assets, which resulted from business acquisitions in 2005 and 2007, were recorded at estimated fair value at date of acquisition. Identifiable intangible assets are comprised mainly of studio and service contracts, domain names, customer lists and a non-compete agreement. Domain names were determined to have indefinite

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE A — DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

9.	Intangible assets: (Continued)

useful lives, and therefore are not amortized, but are subject to annual impairment testing. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives (see Note E).

10.	Impairment of long-lived assets:

The Company assesses the impairment of assets, which include property and equipment and identifiable intangible assets, whenever events or changes in circumstances indicate that such assets might be impaired and the carrying value may not be recoverable.

If events and circumstances indicate that the carrying amount of an asset may not be recoverable and the expected undiscounted future cash flows attributable to the asset are less than the carrying amount of the asset, an impairment loss equal to the excess of the asset’s carrying value over its fair value is recorded. Fair value is determined based on the present value of estimated expected future cash flows using a discount rate commensurate with the risk involved, quoted market prices or appraised values, depending on the nature of the assets.

11.	Income taxes:

Various, Inc. and several of its subsidiaries as well as its affiliates operate as S corporations, and are thus subject only to California state income tax at a 1.5 percent rate. For these S corporations, no provision for federal income tax is included in the accompanying combined financial statements as the results of operations of these corporations are reportable on the tax returns of the shareholders of Various, Inc. The remainder of the subsidiaries and affiliates operate as C corporations and are therefore subject to both federal and state income tax. In addition, international subsidiaries are subject to foreign income taxes.

Deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

12.	Cost of revenue:

Cost of revenue consists of commissions, which are expensed as incurred, paid to websites having direct links to the Company’s websites which result in new subscribers, costs for online models and studios and amortization of capitalized website development costs.

13.	Product development:

Costs related to the planning and post-implementation stages of the Company’s website development efforts are recorded as product development expense. Direct costs incurred in the development stage are capitalized and amortized over the product’s estimated useful life of three years as charges to cost of revenue.

14.	Sales and marketing:

Sales and marketing expenses consists principally of advertising costs, which the Company pays internet search engines for key words to generate traffic to its websites. In addition, sales and marketing expenses includes salaries for sales and marketing personnel and other associated costs such as public relations.

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE A — DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

15.	General and administrative:

General and administrative expenses relate primarily to corporate personnel related costs, professional fees, occupancy, credit card collection fees and other overhead costs.

16.	Comprehensive income:

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For the Company, comprehensive income consists of its reported net income and translation adjustments. Accumulated other comprehensive income consists of the foreign currency translation adjustments.

17.	Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

18.	Concentrations of credit risk:

The Company’s cash and accounts receivable are potentially subject to concentrations of credit risk. Cash is placed with financial institutions that management believes are of high credit quality. The Company’s accounts receivable are derived from revenue earned from customers located in the U.S. and internationally. Accounts receivable balances are due principally from credit card processors and are settled upon processing of credit card transactions. During the period from January 1, 2007 through December 6, 2007 and for the years ended December 31, 2006 and 2005, no customers accounted for more than 10% of net revenues. As of December 6, 2007 and December 31, 2006, one credit card processor accounted for 68% and 86% of accounts receivable, respectively.

19.	Foreign currency translation:

The functional currency of the Company’s international subsidiaries is generally the local currency. The financial statements of these subsidiaries are translated into United States dollars using period-end rates of exchange for assets and liabilities and average rates of exchange for the period for revenues and expenses. Translation gains (losses) are recorded in accumulated other comprehensive income as a component of shareholders’ equity.

Gains and losses related to the Company’s foreign currency transactions are recorded in income (see Note N).

20.	Loyalty program:

The Company operates a point-based loyalty program designed to increase participation in its assorted membership activities. These points are earned through activities such as, but not limited to, participating in sponsored blogs and online magazines, as well as by increasing the uniqueness of a member profile through the addition of photographs and other assorted items. Points may be redeemed for other membership services such as upgraded memberships or highlighting of member profiles in online searches. As the incremental cost of providing these additional membership services is minimal, no liabilities are recorded in connection with point redemptions.

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE B — ACQUISITIONS OF BUSINESSES

1.	FRNK Technology Group:

On January 19, 2007, the Company acquired 100% of the common stock of FRNK Technology Group (“FRNK”), an online adult website, in exchange for cash of $1,800,000. The purchase price was allocated $1,456,000 to goodwill, $216,000 to domain name, $62,000 to fixed assets and $66,000 to net current assets. FRNK’s results of operations, which are included in the FriendFinder segment, are included in the 2007 combined financial statements from the date of acquisition. As the FRNK acquisition was not considered material to the Company’s combined financial statements, disclosures of pro forma results of operations for 2006 are not presented.

2.	FastCupid, Inc.:

On July 21, 2005, the Company purchased certain assets of Spring Street Networks, Inc. (“Spring Street”) which runs third-party websites in exchange for cash of $750,000. In connection with the acquisition, $100,000 was paid directly to a customer of Spring Street for the purpose of retaining the customer. The Company subsequently renamed the acquired business FastCupid, Inc. The purchase price and payment to the customer was allocated $127,000 to service contracts, $594,000 to goodwill (included in the FriendFinder segment), $124,000 to fixed assets and $5,000 to domain name. The results of Spring Street’s operations have been included in the combined financial statements from the date of acquisition.

3.	Streamray, Inc.:

On March 22, 2005, the Company completed the purchase of Streamray, Inc. (“Streamray”), a company that operates adult webcams. The acquisition of Streamray fits with the Company’s strategy of expanding its online experience for its members. The Company expects that the purchase of Streamray will allow for numerous cost savings and revenue synergies which are reflected in the amount of goodwill included in the purchase price. The purchase price for the acquisition was $26.7 million, which was comprised of 931,948 shares of the Company’s common stock valued at approximately $25.7 million, and a cash payment in the amount of $1 million.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

	March 22, 2005
Current assets (including cash acquired of $1,638,000)	$2,349
Property and equipment	452
Restricted cash	186
Identifiable intangibles	7,379
Goodwill	18,596	*
Total assets acquired	28,962
Current liabilities	(1,401	)*
Deferred revenue	(908)
Net assets acquired	$26,653

*	Restated — see Note N

Of the $7.4 million of acquired identifiable intangible assets, $1.4 million was assigned to a non-compete agreement, $545,500 was assigned to customer lists, $242,400 was assigned to studio contracts and $5.2 million was assigned to the domain name.

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE B — ACQUISITIONS OF BUSINESSES (Continued)

3.	Streamray, Inc.: (Continued)

The acquisition agreement provides in the event that more than 90% of the issued shares of Various, Inc. are sold or in any other way transferred to a third-party, the former owner of Streamray will receive in addition to its other existing rights and equity an amount equal to 0.5% of the proceeds received as the result of the sale. As a result of the sale to Penthouse, the former owner of Streamray became entitled to $2.5 million, which has been recorded as compensation (included in general and administrative expenses) with a corresponding amount included in accrued expenses and other liabilities in the accompanying 2007 combined financial statements.

As permitted by Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” Streamray’s results of operations are included in the 2005 combined statement of operations as though Streamray had been acquired by the Company at the beginning of such year and, accordingly, revenues, cost of revenues and expenses are included for the twelve months ended December 31, 2005. Streamray’s pre-acquisition earnings for the period from January 1, 2005 through March 21, 2005 amounting to $813,420 (as restated see Note N) are shown as a separate deduction. This method presents results which are more indicative of the current status of the Company, and facilitates future comparison with subsequent years.

NOTE C — PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	December 6, 2007	December 31, 2006
Computer equipment and software	$18,207	$15,754
Furniture, fixtures and equipment	63	63
	18,270	15,817
Less: Accumulated depreciation and amortization	13,537	9,517
	$4,733	$6,300

Depreciation and amortization expense for the period from January 1, 2007 through December 6, 2007 and for the years ended December 31, 2006 and 2005 was approximately $4.1 million, $4.0 million and $2.9 million, respectively. Computer equipment and software is depreciated on the straight-line basis over three years, while furniture, fixtures and equipment are depreciated on the straight-line basis over five years.

NOTE D — GOODWILL

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired resulting from business acquisitions in 2005 and 2007 (see Note B).

Changes in the carrying amount of goodwill by segment for the period from January 1, 2007 to December 6, 2007 and for the year ended December 31, 2006 is as follows (in thousands):

	FriendFinder	Streamray	Total
Balance as of January 1, 2006 and December 31, 2006 (as restated)	$594	$18,596	$19,190
Acquisition of FRNK (Note B1)	1,456	—	1,456
Balance — December 6, 2007	$2,050	$18,596	$20,646

Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, requires goodwill to be tested for impairment at least annually. Impairment is tested by comparing the fair values of the applicable reporting units with the carrying amount of their net assets, including goodwill. If the carrying

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE D — GOODWILL (Continued)

amount of the reporting unit’s net assets exceeds the unit’s fair value, an impairment loss would be recognized in an amount equal to the excess of the carrying amount of goodwill over its implied fair value. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination with the fair value of the reporting unit deemed to be the purchase price paid.

Goodwill attributable to the acquisition of Streamray has been increased by $454,000 from amounts previously reported to reflect the estimated unrecorded liability incurred by Streamray prior to acquisition for unrecorded value-added tax. See Note N.

The Company has determined that no impairment was indicated for the period from January 1, 2007 through December 6, 2007 and for the years ended December 31, 2006 and 2005.

NOTE E — INTANGIBLE ASSETS

Intangible assets consist of the following (in thousands):

	December 6, 2007		December 31, 2006
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization	Estimated Useful Lives (Years)
Domain names	$8,229	$—	$5,535	$—	Indefinite
Non-compete agreement	1,356	1,356	1,356	1,186	2
Customer lists	546	242	546	159	6
Service contracts	127	76	127	58	7
Studio contracts	242	93	242	61	7
	$10,500	$1,767	$7,806	$1,464

During the period from January 1, 2007 through December 6, 2007, the Company purchased several domain names through auctions for approximately $2.5 million. The purchases were made of similar niche domain names that will be used to either redirect internet traffic to the Company’s current websites or for further development similar to the Company’s current websites. The Company also allocated $216,000 from the purchase of FRNK Technology Group to domain names (see Note B).

Amortization expense for finite-lived intangible assets for the period from January 1, 2007 through December 6, 2007 and for the years ended December 31, 2006 and 2005 was $302,000, $843,000 and $622,000, respectively. Amortization expense is expected to be approximately $165,000 for each of the years ending December 31, 2008, 2009 and 2010, respectively.

NOTE F — ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following (in thousands):

Affiliate	December 6, 2007	December 31, 2006
Accrued liability related to VAT (Note N)	$78,091	$48,131
Accrued marketing	3,067	—
Chargeback reserve	475	447
Compensation and benefits (Note B)	3,949	1,838
Legal and related expenses	2,409	5,117
Other	801	231
	$88,792	$55,764

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE G — COMMON STOCK OF AFFILIATES

Common stock of affiliates at December 6, 2007 and December 31, 2006 consists of:

	Common Stock
Affiliate	Outstanding Shares	Par or Stated Value
Global Alphabet, Inc.	1,000	$2,750
Sharkfish, Inc.	1,000	30,000
Traffic Cat, Inc.	1,000	30,000
		$62,750

NOTE H — INCOME TAXES

The Company’s provision for income taxes consists of the following (in thousands):

		Year Ended December 31,
	Period From January 1, 2007 Through December 6, 2007	2006	2005
		(Restated – Note N)	(Restated – Note N)
Current:
Federal	$32	$4	$—
State	1,234	1,422	881
Total	1,266	1,426	881

Deferred:
State	(689)	(351)	5
Total	(689)	(351)	5
Total provision for income taxes	$577	$1,075	$886

No provision for federal income tax is included in the accompanying combined financial statements for Various, Inc. and certain of its subsidiaries and affiliates which operate as S corporations.

Various, Inc. and its subsidiaries and affiliates file income tax returns using the cash basis of accounting. The income tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows (in thousands):

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE H — INCOME TAXES (Continued)

	December 6, 2007	December 31, 2006
		(Restated – Note N)
Deferred tax assets:
Deferred revenue	$1,604	$1,993
Accrued expenses and other liabilities	2,696	1,796
Accounts payable	361	114
Property and equipment	109	60
Operating loss carryforwards	866	595
Total deferred tax assets	5,636	4,558
Deferred tax liabilities:
Restricted cash	247	241
Accounts receivable	109	170
Other assets	74	149
Total deferred tax liabilities	430	560
Deferred tax asset	5,206	3,998
Valuation allowance	(3,916)	(3,397)
Net deferred tax asset	$1,290	$601
Amounts recognized in the combined balance sheets:
Deferred tax asset — current	$1,584	$668
Deferred tax liability — non-current	(294)	(67)
	$1,290	$601

Management establishes a valuation allowance for net operating loss carryforwards and deductible temporary differences when it is more likely than not that the benefit of such deferred tax assets will not be recognized. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate taxable income during the periods in which the carryforwards and temporary differences become deductible. Management considers the historical level of taxable income, projections for future taxable income and tax planning strategies in making this assessment.

As a result of historical cumulative losses of C corporation subsidiaries and affiliates, management has established a valuation allowance on the deferred tax assets of these entities as of December 6, 2007 and December 31, 2006. The net changes in the valuation allowance for the period from January 1, 2007 through December 6, 2007 and for the years ended December 31, 2006 and 2005 were increases of approximately $519,000, $903,000 and $797,000, respectively.

At December 6, 2007, certain subsidiaries and affiliates of Various, Inc. which are taxable as C corporations had federal and state net operating loss carryforwards of approximately $2.2 million and $2.6 million, respectively. The federal net operating loss carryforwards begin to expire in 2020 and state net operating loss carryforwards begin to expire in 2010, if not utilized.

On January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the criteria for recognizing tax benefits related to uncertain tax positions under SFAS No. 109, “Accounting for Income Taxes,” and requires additional financial statement disclosure. As required by FIN 48, the Company applied the “more-likely-than-not” recognition threshold to all tax positions commencing at the adoption date which resulted in no unrecognized tax benefits as of such date or December 6, 2007. Accordingly, the adoption of FIN 48 had no effect on the Company’s 2007 combined financial statements.

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE H — INCOME TAXES (Continued)

To the extent incurred, the Company classifies interest and penalties incurred on the underpayment of income taxes as general and administrative expenses.

NOTE I — SEGMENT INFORMATION

The Company operates several online websites that have been aggregated into two reportable segments: FriendFinder.com website and its co-branded websites which provide internet personals services and certain adult materials, and Streamray, which consists of the Company’s adult webcam website and its co-branded websites. Information for the Company’s segments is as follows (in thousands):

		Year Ended December 31,
	Period From January 1, 2007 Through December 6, 2007	2006		2005
Net revenues:
FriendFinder	$230,970	$237,008		$184,664
Streamray	58,510	52,667		29,710
Total	$289,480	$289,675		$214,374
Cost of revenues:
FriendFinder	$49,776	$49,205		$39,433
Streamray	25,827	26,907		16,683
Total	$75,603	$76,112		$56,116
Gross profit:
FriendFinder	$181,194	$187,803		$145,231
Streamray	32,683	25,760		13,026
Total	$213,877	$213,563		$158,257
Assets:
FriendFinder	$37,440	$44,637		$33,694
Streamray	28,444	32,506		28,548
Total	$65,884	$77,143	*	$62,242	*

*	Restated-Note N.

Due to the Company’s integrated business structure, operating expenses are not allocated to the individual reporting segments. As such, the Company does not measure operating profit or loss by segment for internal reporting purposes.

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE I — SEGMENT INFORMATION (Continued)

The Company operates several international websites, however, all of them are operated and managed by the Company’s U.S. operations. Revenues by geographical area (based on where the subscription originated) are as follows (in thousands):

		Year Ended December 31,
	Period From January 1, 2007 Through December 6, 2007	2006	2005
Net revenues:
United States	$169,558	$177,803	$143,392
Europe	83,084	76,197	47,979
Canada	13,830	12,706	8,507
Other	23,008	22,969	14,496
Total	$289,480	$289,675	$214,374

Principally all long-lived assets are located in the United States.

NOTE J — EMPLOYEE BENEFIT PLAN

The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all full-time employees, which provides for matching contributions by the Company. Participants in the plan may direct the investment of their personal accounts to a choice of mutual funds consisting of various portfolios of stocks, bonds or cash instruments. Contributions made by the Company to the plan for the period ended December 6, 2007 and for the years ended December 31, 2006 and 2005 were approximately $421,000, $324,000 and $193,000, respectively.

NOTE K — COMMITMENTS AND CONTINGENCIES

1.	Operating leases:

The Company leases its office facilities under operating lease agreements effective through 2009, providing for annual minimum lease payments of $601,000 for 2008 and $123,000 for 2009.

The Company recognized rent expense under operating leases of $698,100, $698,800 and $433,700 for the period from January 1, 2007 through December 6, 2007 and for the years ended December 31, 2006 and 2005, respectively.

2.	Legal proceedings:

In May 2005, Parallel Networks, LLC (“Parallel”), formerly know as Epic Realm, Inc., a patent holding company, filed a complaint in the United States District Court for the Eastern District of Texas alleging that a subsidiary, FriendFinder Network, Inc., engaged in various actions that infringed on numerous patents related to dynamic webpage generation. Parallel filed a second action against Various, Inc., alleging similar acts of infringement. The two cases were subsequently consolidated. In August 2008 the jury returned a verdict for Parallel, and awarded damages of approximately $1.3 million, which is subject to further post-trial motions. Such judgment has not been confirmed by the judge, and both parties will have the opportunity to further appeal or bring similar motions which may affect the damage award. A liability for $1.6 million related to the litigation, including estimated interest and costs, is included in the accompanying balance sheet at December 6, 2007.

On or about November 27, 2006, a claimant filed a consumer class action arbitration at JAMS in San Jose, California, alleging a nationwide class against Various Inc., under a variety of legal theories related to, among other things, representations regarding the number of active users on its internet dating websites, causing the appearance of erroneous member profiles, and a failure to adequately remove or account for alleged erroneous member profiles.

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE K — COMMITMENTS AND CONTINGENCIES (Continued)

2.	Legal proceedings: (Continued)

The claimant is seeking unspecified damages. Various Inc. disputes the claims and intends to defend the arbitration vigorously.

In or about January 2008, Spark Network Services, Inc. served Various Inc., with a complaint for patent infringement and is seeking unspecified monetary damages as well as injunctive relief. Various Inc. moved for a stay of the Federal case due to the Patent and Trademark Office reexamination of the patent at issue and the Federal Court granted the stay. Various Inc. believes that it has meritorious defenses to the claims and intends to vigorously defend them.

The Company currently is a party to assorted other legal proceedings. While management presently believes that the ultimate outcome of these proceedings, including those discussed above, individually and in the aggregate, will not have a material adverse effect on the Company’s combined financial position, cash flows, or overall trends in results of operations, litigation is subject to inherent uncertainties, and unfavorable rulings could occur. An unfavorable ruling could include monetary damages or, in cases for which injunctive relief is sought, an injunction prohibiting the Company from selling one or more services. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the business or results of operations for the period in which the ruling occurs or future periods.

NOTE L — COMPENSATION AGREEMENTS

The Company had an agreement with an employee, whereby in the event that a majority of the Company is sold, or in any other way transferred by the founder of the Company to a third party, the employee will receive a distribution equal to 15,000 shares of the Company (adjusted for stock splits, reverse stock splits, etc.), prior to the sale minus an assessment equal to $.10 per share (adjusted for stock splits, reverse stock splits, etc.). As a result of the sale of the Company, a payment of $422,668 was made to the employee which is recorded in general and administrative expenses.

Coincident with the sale of the Company, agreements were entered into with certain employees pursuant to which the Company recorded compensation of approximately $3.7 million (included in general and administrative expenses) for services rendered by the employees prior to the closing of the sale. The Company is also committed to pay up to a maximum of $3.4 million over the three-year period beginning with the date of the closing for services to be rendered by these employees. At the closing, the Company also agreed to pay certain consultants approximately $0.4 million, which is also recorded in general and administrative expenses.

NOTE M — RELATED PARTY TRANSACTIONS

On October 27, 2006, the Company purchased an automobile from the founder of the Company for $125,000. The amount is classified in other current assets since it is currently being held for sale and in 2006 was written down to its estimated net realizable value of $95,000.

In 2007, 2006 and 2005, the Company made payments in the amounts of approximately $77,000, $500,000 and $862,000, respectively, to Cyberzine Publishing, Inc., (“Cyberzine”) which is owned by the former owner of Streamray who, prior to the sale, was a shareholder of the Company. The payments were consideration for traffic sent to the Company’s websites from domain names owned by Cyberzine.

NOTE N — RESTATEMENT

Effective July 1, 2003, as a result of a change in the law in the European Union, the Company was required to collect value added tax (“VAT”) from customers in connection with their use of internet services in the European Union provided by the Company and remit the VAT to the taxing authorities in the various European Union countries. As the Company did not separately charge its customers for, or remit, the VAT, an expense and a related liability have been recorded in the accompanying financial statements to reflect the estimated VAT which should

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE N — RESTATEMENT (Continued)

have been collected and remitted on the Company’s revenues derived from the various European Union countries since July 1, 2003 or other local implementation date. In addition, a provision and related liability have been recorded for interest and penalties related to the unremitted VAT and failure to file tax returns. In connection therewith, the Company’s prior years’ financial statements have been restated from amounts previously reported to reflect the VAT, the related interest and penalties, the foreign exchange (loss) gain related to the resulting liability denominated in Euros and pounds, and the related deferred income tax effect applicable to each year as follows:

	Year Ended December 31,
	2006	2005	As of January 1, 2005
Net income as previously reported	$87,801,290	$68,477,417	$—
Accumulated deficit as previously reported	—	—	(8,291,255)
VAT expense	(11,988,515)	(7,483,480)	(3,480,224)
Interest and penalties(a)	(10,911,513)	(7,317,007)	(3,782,373)
Foreign exchange (loss)/gain	(4,035,901)	1,682,274	(671,713)
Deferred state income tax benefit	252,000	93,000	61,000
Preacquisition earnings	—	311,956	—
As restated	$61,117,361	$55,764,160	$(16,164,565)

(a)	Includes penalties of $8,961,769 (2006), $6,042,016 (2005) and $3,130,706 (January 1, 2005).

In addition, the balance sheet at December 31, 2006 has been restated to reflect a liability for VAT together with related interest and penalties aggregating $48,131,000 with corresponding adjustments consisting of increases in goodwill (relating to unremitted VAT of Streamray prior to acquisition), deferred tax assets and accumulated deficit as follows:

	As Previously Reported	Restatement	As Restated
Deferred tax assets	$261,705	$406,000	$667,705
Total current assets	44,784,235	406,000	45,190,235
Goodwill	18,735,162	453,967	19,189,129
Total assets	76,283,494	859,967	77,143,461
Accrued expenses and other liabilities	7,633,195	48,130,463	55,763,658
Total current liabilities	54,448,939	48,130,463	102,579,402
Total liabilities	55,344,054	48,130,463	103,474,517
Accumulated deficit	(5,270,196)	(47,270,496)	(52,540,692)
Total shareholders’ equity (deficit)	20,939,440	(47,270,496)	(26,331,056)

The financial statements for the period ended December 6, 2007 reflect a VAT expense of $13,105,655, a provision of $11,736,265 for related interest ($9,545,853) and penalties ($2,190,416), together with a foreign exchange loss of $5,118,385 and a related liability of $78,090,772 at such date.

The Company has been notified that the German tax authorities and the Office of the District Attorney in Bonn have been investigating the Company’s former Chief Executive Officer for alleged intentional evasion of VAT on revenues collected from customers located in Germany commencing in 2003. The Company has also learned that German authorities are investigating a current officer of the Company in connection with the VAT matter. In connection therewith, on April 18, 2008, a court in Germany granted authorities a search and seizure order that allowed them to seize documents from the Company’s office located in Germany in order to determine the amount of revenue subject to VAT. In addition, the German court also issued an order authorizing the freezing of the Company’s funds, in the amount of E610,343 ($879,000), held by the Company’s credit card processors located in the Netherlands and Germany to secure the VAT estimated by the Revenue tax authorities to be due from the Company from revenue from internet websites in Germany.

GLOSSARY OF COMMONLY USED TERMS

As used in this prospectus, the terms set forth below have the following meanings:

ARPU means average monthly net revenue per subscriber.

Banner ad means an advertisement embedded in a webpage, usually in the form of an image.

Blog or Web log means a website, usually maintained by an individual, that includes regular entries of commentary, descriptions of events, or other material such as graphics or video.

Broadband means different types of high-speed, high-bandwidth connections to the internet, including xDSL and cable.

Chatroom means any form of synchronous conferencing, usually through an online forum or website.

Churn means the rate of loss of subscribers and is calculated by dividing terminations of subscriptions during a certain period by the total number of subscribers at the beginning of that period.

CPU or Central Processing Unit means a machine that can execute computer programs.

Disc means a device which stores digitally encoded data on rapidly rotating platters with magnetic surfaces.

Domain name means, in the system used to identify individual internet computers, a single word or abbreviation that makes up a part of a computer’s unique name. The name space is hierarchical, with the most specific component on the left, and the most general component on the right. Naming components are separated by periods.

Electronic Commerce or e-commerce means the buying and selling of products and services over electronic systems such as the internet or other computer networks.

Electronic mail or e-mail means an application that allows a user to send or receive messages to or from any other user with an internet address, commonly termed an e-mail address.

Flash is a multimedia platform commonly used to create animation, advertisements, video and various web page components.

High-definition means a 24 frames-per-second digital video format.

Home page means the front page or main web page of a website.

Instant messaging means a form of real-time communication between two or more people based on typed text. The text is conveyed via devices connected over a network such as the internet.

Internet means an open global network of interconnected commercial, educational and governmental computer networks that utilize a common communications protocol, TCP/IP.

Internet Protocol Television means television content that, instead of being delivered through traditional broadcast and cable formats, is received by the viewer through the technologies used for computer networks.

IP (Internet Protocol) was originally developed by the U.S. Department of Defense to support inter-working of dissimilar computers across a network. This Protocol works in conjunction with TCP and its usually identified as TCP/IP.

IP address means a numerical identification that is assigned to devices participating in a computer network.

Keyword advertising means any advertising that is linked to specific words or phrases.

Link means a reference, link, or navigation element in a webpage to another section of the same webpage or to another webpage.

Network architecture or Network infrastructure means the design of a computer network.

Network neutrality is a state achieved when a network is free of restrictions on content, sites or platforms, on the kinds of equipment that may be attached, and on the modes of communication allowed, as well as one where communication is not unreasonably degraded by other communication streams.

G-1

Open-source means that concurrent input of different agendas, approaches and priorities are allowed, and differs from the more closed, centralized models of development.

Pay-per-click means a model of internet advertising where advertisers only pay when a user actually clicks on an advertisement to visit the advertisers’ website.

Search engine means a tool designed to search for information on the World Wide Web.

Server means software that allows a computer to offer a service to another computer. Other computers contact the server program by means of matching client software. In addition, such term means the computer on which server software runs.

Software code means the collection of files needed to convert from human-readable form to some kind of computer-executable form.

Streaming refers to when a succession of data elements is made available over time.

Text messaging means the sending of short messages over mobile phones connected to the internet.

Unique user or unique visitor means a statistic describing a unit of traffic to a website, counting each visitor only once in the time frame of the report.

Webcam means a video capturing device connected to a computer or computer network.

Web Server means a server connected to the internet from which internet users can obtain information.

Website means a collection of pages, images, videos or other digital assets that is hosted on one or more servers, usually accessible via the internet.

World Wide Web means a system of interlinked hypertext documents accessed via the internet.

G-2

shares

Common Stock

PROSPECTUS
, 2009

Renaissance Capital

Until , 2009 (the first business day following the 25th day after the date of this prospectus), all dealers that buy, sell or trade these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses in connection with this Registration Statement. We will pay all expenses of the offering. All such expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission, and are subject to future contingencies.

Securities and Exchange Commission registration fee		$18,078
Financial Industry Regulatory Authority filing fee		46,500
New York Stock Exchange listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent fees		*
Blue sky fees and expenses		*
Miscellaneous		*
Total	$	*

*	To be completed by amendment. Each of the amounts set forth above, other than the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority filing fee, is an estimate.

Item 14. Indemnification of Directors and Officers

Section 78.7502 of the Nevada Revised Statutes empowers a Nevada corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person (i) is not liable for breaching his or her duties as a director or officer of the corporation, where such breach involved intentional misconduct, fraud or a knowing violation of law and (ii) acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, and, for criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful. A Nevada corporation may indemnify any person against expenses (including attorneys’ fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where a director, officer, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred in connection with the defense.

Our amended and restated bylaws contain a provision providing for indemnification of our officers and directors. Our amended and restated bylaws further require us to pay advance expenses as incurred by an officer or director in connection with proceedings against them for which they may be indemnified.

We intend to enter into indemnification agreements with our directors and executive officers, a form of which has been filed as an exhibit to the registration statement. Under the terms of the indemnification agreements, we will be required to indemnify the directors against specified liabilities arising out of their services to us. The indemnification agreements will require us to indemnify each director and executive officer to the fullest extent permitted by law and to advance certain expenses incurred by the director. The indemnification agreements will provide limitations on the directors’ and officers’ rights to indemnification in certain circumstances.

Item 15. Recent Sales of Unregistered Securities

During the three years preceding the filing of this registration statement, we sold the following securities which were not registered under the Securities Act of 1933, as amended.

On August 23, 2006, we issued $24,441,056 in principal amount to the holders of the outstanding Subordinated Term Loan Notes to PET Capital Partners LLC to replace the then outstanding Subordinated Term Loan Note of $24,033,160 in the principal amount issued on August 17, 2005 and the Subordinated Term Loan Note of $407,896 issued on October 5, 2005. The notes were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering.

On August 28, 2006, we issued $5.0 million of our 2006 Notes, and $6.0 million of additional Series A Convertible Preferred Stock and warrants to purchase an aggregate of 8,829,359 shares of common stock at an exercise price of $0.00001, to fund the acquisition of substantially all of the assets of the debtor estate of Jill Kelly Productions, Inc. and for general corporate purposes. All of these securities were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering and Regulation D promulgated thereunder.

On October 5, 2006, we issued $3,177,337 in principal amount of Subordinated Term Loan Notes to the holders of the outstanding Subordinated Term Loan Notes in lieu of payment of cash interest due under such notes. These notes were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering.

On October 25, 2006, we issued $0.9 million of Subordinated Term Loan Notes to PET Capital Partners LLC. These notes were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. No commissions or underwriting expenses were paid in connection with the transaction.

Also in October 2006, in connection with the purchase of Video Bliss, Inc., Danni Ashe, Inc. and Snapshot Productions LLC, we issued 1,009,600 shares of common stock to the seller at the closing. These shares were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering.

On October 5, 2007, we issued $3,702,907 in principal amount of Subordinated Term Loan Notes to the holders of the outstanding Subordinated Term Loan Notes in lieu of payment of cash interest due under such notes. These notes were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering.

In November 2007, we issued 84,448,505 shares of Series B Convertible Preferred Stock, at $0.029604 per share for a total of $5.0 million to Messrs. Staton, Bell and Florescue, and one other stockholder. These shares were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. No commissions or underwriting expenses were paid in connection with the transaction.

In December 2007, we issued $1,838,141 in principal amount of 2005 Notes in lieu of cash interest due under the provisions of the 2005 Notes. We also issued $862,152 in principal amount of 2005 Notes and $137,848 in principal amount of 2006 Notes pro rata to the holders of such notes in consideration for their waivers of certain defaults and consents to the incurrence of additional debt in connection with our acquisition of Various, Inc. Additionally, we issued warrants to purchase a total of 22,280,190 shares of our common stock at an exercise price of $0.00001 per share, to 15 holders of our Series A Convertible Preferred Stock in lieu of the application of anti-dilution provisions of the Series A Convertible Preferred Stock in connection with our issuance of the Series B Convertible Preferred Stock. These notes and warrants were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. No commissions or underwriting expenses were paid in connection with these transactions.

In December 2007, INI issued $257.3 million in principal amount of Senior Secured Notes due 2011 with detachable warrants to purchase an aggregate of 42,106,153 shares of our common stock at a purchase price of $0.00001 per share to 15 accredited investors. The proceeds from the sale of these notes were used to pay part of the purchase price for the stock of Various, Inc. These notes were issued in reliance upon Section 4(2) of the

Securities Act of 1933 as a transaction by an issuer not involving a public offering and Regulation D promulgated thereunder.

INI also issued $80.0 million in principal amount of Second Lien Subordinated Secured Notes with detachable warrants to purchase 1,189,980 shares of our common stock at a purchase price of $0.00001 per share and $170.0 million in principal amount of Subordinated Convertible Notes in payment of the balance of the purchase price for the stock of Various, Inc. These securities were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. No commissions or underwriting expenses were paid in connection with the transaction.

On June 30, 2008 we issued $5,808,333 in principal amount of Subordinated Convertible Notes to the holders of the outstanding Subordinated Convertible Notes in lieu of payment of cash interest under such notes. These notes were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering.

On October 5, 2008 we issued $4,190,903 in principal amount of Subordinated Term Loan Notes to the holders of the outstanding Subordinated Term Loan Notes in lieu of payment of cash interest on such notes. These notes were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

A list of exhibits filed herewith is contained in the exhibit index that immediately follows the signature page and is incorporated herein by reference.

(b) Financial Statement Schedules.

Description of Financial Statement Schedules	Page Number
Schedule II — Valuation and Qualifying Accounts	II-4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
FriendFinder Networks Inc.

We have audited the accompanying consolidated financial statements of FriendFinder Networks Inc. and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007 and have issued our report thereon dated December 22, 2008 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of Form S-1 of this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this schedule based on our audits.

In our opinion, the financial statement schedule referred to above when considered in relation to the basic financial statements taken as a whole presents fairly, in all material respects, the information set forth therein. The financial statement schedule does not include any adjustments to reflect the possible future effects on the recoverability and classification that may result from the outcome of the uncertainty regarding the Company’s ability to continue as a going concern.

/s/ Eisner LLP
New York, New York
December 22, 2008

FRIENDFINDER NETWORKS INC.
YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
VALUATION AND QUALIFYING ACCOUNTS
(IN THOUSANDS)

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts		Deductions		Balance at End of Period
Description
Year Ended December 31, 2005
Allowance for doubtful accounts	$254	$221	—		—		$475
Deferred tax asset valuation allowance	4,269	6,639	—		—		10,908
Year Ended December 31, 2006
Allowance for doubtful accounts	$475	$424	$164	(a)	$360	(c)	$703
Deferred tax asset valuation allowance	10,908	10,734	—		—		21,642
Year Ended December 31, 2007
Allowance for doubtful accounts	$703	$505	$212	(b)	$52	(c)	$1,368
Deferred tax asset valuation allowance	21,642	7,970	1,143	(d)	25,973	(e)	4,782

Notes:

(a)	Balance at acquisition of Jill Kelly Productions assets.

(b)	Balance at acquisition of Various, Inc.

(c)	Accounts receivable amounts considered uncollectible and removed from accounts receivable by reducing the allowance for doubtful accounts.

(d)	Deferred tax assets valuation allowance acquired from Various, Inc.

(e)	Reduction of deferred tax asset valuation allowance due to taxable temporary differences from deferred tax liabilities recorded in connection with the acquisition of Various, Inc. which reverse in future periods. The reduction in the deferred tax valuation allowance has been accounted for as a reduction of goodwill at the date of acquisition.

Other financial statement schedules have been omitted because the required information is either not applicable, not deemed material or is shown in the respective financial statements or in the notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 17, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida, on the 22nd day of December, 2008.

FRIENDFINDER NETWORKS INC.

By:	/s/ Marc H. Bell Marc H. Bell Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Marc H. Bell, Daniel C. Staton and Ezra Shashoua, and each or any of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this Registration Statement, and any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Marc H. Bell Marc H. Bell	Chief Executive Officer and President and Director (Principal Executive Officer)	December 22, 2008
/s/ Ezra Shashoua Ezra Shashoua	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	December 22, 2008
/s/ Daniel C. Staton Daniel C. Staton	Chairman and Director	December 22, 2008
/s/ Robert B. Bell Robert B. Bell	Director	December 22, 2008
/s/ Barry Florescue Barry Florescue	Director	December 22, 2008
/s/ James LaChance James LaChance	Director	December 22, 2008
/s/ Jason H. Smith Jason H. Smith	Director	December 22, 2008

Exhibit Index

Exhibit Number	Description
1.1*	Underwriting Agreement
3.1	Articles of Incorporation of FriendFinder Networks Inc.
3.2	Certificates of Amendment to Articles of Incorporation of FriendFinder Networks Inc. dated March 30, 2006, November 13, 2007 and July 1, 2008
3.3	Amended and Restated Bylaws of FriendFinder Networks Inc.
3.4*	Form of Certificate of Amendment to Articles of Incorporation of FriendFinder Networks Inc. to be effective upon the closing of this offering
3.5*	Form of Amended and Restated Bylaws of FriendFinder Networks Inc. to be effective upon the closing of this offering
4.1*	Specimen of Common Stock Certificate
4.2*	Specimen of Series B Common Stock Certificate
4.3*	Specimen of Series A Convertible Preferred Stock Certificate
4.4*	Specimen of Series B Convertible Preferred Stock Certificate
4.5*	Certificate of Designation of Series A Convertible Preferred Stock
4.6*	Certificate of Designation of Series B Convertible Preferred Stock
4.7*	Form of Detachable Warrant for the Purchase of Securities of Penthouse Media Group Inc.
4.8*	Registration Rights Agreement dated December 6, 2007 (Detachable Warrants)
4.9*	Registration Rights Agreement dated December 6, 2007 (6% Subordinated Convertible Notes)
4.10*	Amendment to Registration Rights Agreement dated May 14, 2008 (6% Subordinated Convertible Notes)
4.11*	Intercreditor and Subordination Agreement dated December 6, 2007 (Interactive Network, Inc. First Lien/Second Lien Notes)
4.12*
Intercreditor and Subordination Agreement dated December 6, 2007 (Penthouse Media Group Inc. Senior Lien Notes/Subordinated Guaranty by Penthouse Media Group Inc. of Interactive Network, Inc. Notes/Marc Bell Notes/Various Seller Notes)

4.13*	Intercreditor and Subordination Agreement dated December 6, 2007 (Subordinated Secured Guaranty of Penthouse Media Group Inc. Notes from Interactive Network, Inc.)
4.14*	Seller Note Subordination Agreement dated December 6, 2007
4.15*	Intercreditor Agreement dated December 6, 2007 (PET Notes/Seller Notes Guaranty)
4.16*	Security Holders Agreement dated August 17, 2005, by and among Penthouse Media Group Inc. and Holders of Equity Securities of Penthouse Media Group Inc.
4.17*	Security Holders Agreement dated December 6, 2007, by and among Penthouse Media Group Inc. and Holders of Equity Securities of Penthouse Media Group Inc.
4.18*	Shareholders’ Agreement dated September 21, 2004, by and among PET Capital Partners, LLC, Marc H. Bell, Daniel C. Staton, certain other investors and Penthouse Media Group Inc.
4.19*	Form of 13% Subordinated Term Loan Note due 2011
4.20*	Form of 15% Senior Secured Note Due 2011
4.21*	Form of First Lien Senior Secured Note Due 2011
4.22*	Form of Second Lien Subordinated Secured Note Due 2011
4.23*	Form of Subordinated Secured Note Due 2011
4.24*	Form of 6% Subordinated Convertible Note Due 2011

Exhibit Number	Description
5.1*	Opinion of Brownstein Hyatt Farber Schreck, LLP
9.1*	Voting Agreement dated July 6, 2005, by and among Barry Florescue, Marc H. Bell and Daniel C. Staton
10.1*	Form of Indemnification Agreement between FriendFinder Networks Inc. and its Directors and Officers
10.2*	Management Agreement dated as of October 5, 2004, by and between Penthouse Media Group Inc. and Bell & Staton, Inc.
10.3*	Amendment No. 1 to Management Agreement dated as of August 17, 2005, by and between Penthouse Media Group Inc. and Bell & Staton, Inc.
10.4*	Amendment No. 2 to Management Agreement dated as of August 23, 2006, by and between Penthouse Media Group Inc. and Bell & Staton, Inc.
10.5	Form of Employment Agreement by and between FriendFinder Networks Inc. and Daniel C. Staton to be effective upon closing of this offering
10.6	Form of Employment Agreement by and between FriendFinder Networks Inc. and Marc H. Bell to be effective upon closing of this offering
10.7*
Securities Purchase Agreement dated August 17, 2005, by and among Penthouse Media Group Inc., each Subsidiary of Penthouse Media Group Inc. acting as a Guarantor, the Security Holders named therein and U.S. Bank National Association

10.8*
Amendment No. 1 to Securities Purchase Agreement dated August 28, 2006, by and among Penthouse Media Group Inc., each Subsidiary of Penthouse Media Group Inc. acting as a Guarantor, the Security Holders named therein and U.S. Bank National Association

10.9*
Amendment No. 2 to Securities Purchase Agreement dated December 6, 2007, by and among Penthouse Media Group Inc., each Subsidiary of Penthouse Media Group Inc. acting as a Guarantor, the Security Holders named therein and U.S. Bank National Association

10.10*
Issuer Security and Pledge Agreement dated August 17, 2005, by and between Penthouse Media Group Inc. and U.S. Bank National Association, as collateral agent for the Security Holders party to the Securities Purchase Agreement dated August 17, 2005

10.11*
First Amendment to Issuer Security and Pledge Agreement dated August 28, 2006, by and between Penthouse Media Group Inc. and U.S. Bank National Association, as collateral agent for the Security Holders party to the Securities Purchase Agreement dated August 17, 2005

10.12*
Form of Guarantor Security and Pledge Agreement dated August 17, 2005, by and between each Guarantor and U.S. Bank National Association, as collateral agent for the Security Holders party to the Securities Purchase Agreement dated August 17, 2005

10.13*
Form of First Amendment to Guarantor Security and Pledge Agreement dated August 28, 2006, by and between each Guarantor and U.S. Bank National Association, as collateral agent for the Security Holders party to the Securities Purchase Agreement dated August 17, 2005

10.14*
Securities Purchase Agreement dated August 28, 2006, by and among Penthouse Media Group Inc., each Subsidiary of Penthouse Media Group Inc. acting as a Guarantor, the Security Holders named therein and U.S. Bank National Association

10.15*
Securities Purchase Agreement dated December 6, 2007, by and among Interactive Network, Inc., each Subsidiary of Penthouse Media Group Inc. acting as a Guarantor, the Security Holders named therein and U.S. Bank National Association

10.16*
Amendment to Securities Purchase Agreement dated January 14, 2008, by and among Interactive Network, Inc., each Subsidiary of Penthouse Media Group Inc. acting as a Guarantor, the Security Holders named therein and U.S. Bank National Association

10.17*
Issuer Security and Pledge Agreement dated December 6, 2007, by and between Interactive Network, Inc. and U.S. Bank National Association, as collateral agent for the Security Holders party to the Securities Purchase Agreement dated December 6, 2007

Exhibit Number	Description
10.18*
Parent Security and Pledge Agreement dated December 6, 2007, by and between Penthouse Media Group Inc. and U.S. Bank National Association, as collateral agent for the Security Holders party to the Securities Purchase Agreement dated December 6, 2007

10.19*
Sellers’ Securities Agreement dated December 6, 2007, by and among Interactive Network, Inc., each Subsidiary of Penthouse Media Group Inc. acting as a Guarantor, the Security Holders named therein and U.S. Bank National Association

10.20*
Amendment to Sellers’ Securities Agreement dated as of December 6, 2008, by and among Interactive Network, Inc., each Subsidiary of Penthouse Media Group Inc. acting as a Guarantor, the Security Holders named therein and U.S. Bank National Association

10.21*
Issuer Security and Pledge Agreement dated December 6, 2007, by and between Interactive Network, Inc. and U.S. Bank National Association, as collateral agent for the Security Holders party to the Sellers’ Securities Agreement dated December 6, 2007

10.22*
Parent Security and Pledge Agreement dated December 6, 2007, by and between Penthouse Media Group Inc. and U.S. Bank National Association, as collateral agent for the Security Holders party to the Sellers’ Securities Agreement dated December 6, 2007

10.23*	Stock Purchase Agreement dated September 21, 2007, by and among Various, Inc., The Andrew B. Conru Trust, The Lars Mapstead Trust, Andrew B. Conru, Lars Mapstead and Penthouse Media Group Inc.
10.24*
Amendment to Stock Purchase Agreement dated December 6, 2007, by and among Various, Inc., The Andrew B. Conru Trust, The Lars Mapstead Trust, Andrew B. Conru, Lars Mapstead and Penthouse Media Group Inc.

10.25*	Assignment Agreement dated December 6, 2007, concerning Stock Purchase Agreement dated September 21, 2007
10.26	Independent Contractor Agreement dated September 21, 2007, by and between Andrew B. Conru and Various, Inc.
10.27*	Amendment to Independent Contractor Agreement dated May 12, 2008, by and between Andrew B. Conru and Various, Inc.
10.28	Employee Proprietary Information Agreement dated September 21, 2007, by and between Andrew B. Conru and Various, Inc.
10.29	Independent Contractor Agreement dated September 21, 2007, by and between Lars Mapstead and Various, Inc.
10.30	Employee Proprietary Information Agreement dated September 21, 2007, by and between Lars Mapstead and Various, Inc.
10.31*	Amended and Restated Employment Agreement, dated July 8, 2008, by and between Penthouse Media Group Inc. and Ezra Shashoua
10.32*	Employment Agreement, dated October 25, 2007, by and between Penthouse Media Group Inc. and Robert Brackett
10.33*	Lease dated November 2, 2007, by and between 6800 Broken Sound LLC and Penthouse Media Group Inc.
10.34*	Amendment to Lease dated November 2, 2007, by and between 6800 Broken Sound LLC and Penthouse Media Group Inc.
10.35	Lease dated May 6, 2008 by and between 20 Broad Company LLC and Penthouse Media Group Inc.
10.36*	Lease dated August 22, 2003, between Rader Properties Group VII, LLC and Video Bliss, Inc.
10.37*	First Amendment of Lease dated November 21, 2008, by and between Radar Properties Group VII, LLC and Video Bliss
10.38*	Lease dated April 21, 2005 by and between KNK Properties, LLC and Streamray Inc.

Exhibit Number	Description
10.39*	Modification of Lease, dated April 1, 2007, by and between KNK Properties LLC and Streamray Inc.
10.40	Lease dated May 9, 2008, between Batton Associates, LLC, Lessor and Various, Inc., Lessee
10.41*	Penthouse Media Group Inc. 2008 Stock Option Plan
14.1*	Code of Ethics
14.2*	Code of Business Conduct and Ethics
21.1	List of Subsidiaries
23.1*	Consent of Brownstein Hyatt Farber Schreck, LLP (included in Exhibit 5.1)
23.2	Consent of Eisner LLP
99.1*	Form of Audit Committee charter
99.2*	Form of Compensation Committee charter
99.3*	Form of Nominating Committee charter

*	To be filed by amendment.